CADWALADER

Cadwalader, Wickersham & Taft LLP
New York London Charlotte Washington Beijing

1201 F Street, N.W., Washington, DC 20004
Tel 202 862 2200 Fax 202 862 2400
www.cadwalader.com

07022458

April 6, 2007

BY HAND

SUPPL

SEC MAIL PROCESSING SECTION RECEIVED APR 06 2007 WASH. D.C. 161

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Aristocrat Leisure Limited - File number 82-34870
Submission of information pursuant to Rule 12g3-2(b)(1)(iii)
under the Securities Exchange Act of 1934

Dear Sir or Madam:

This letter is being furnished to the U.S. Securities and Exchange Commission (the "***SEC***") on behalf of Aristocrat Leisure Limited, a company incorporated under the laws of the Commonwealth of Australia (the "***Company***"), in connection with the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), afforded to foreign private issuers eligible pursuant to Rule 12g-3-2(b) under the Exchange Act.

The Company hereby furnishes to the SEC the information required by Rule 12g3-2(b)(1)(iii), which consists of the information that the Company made public pursuant to the laws of the Australia, filed with the Australian Stock Exchange, or distributed to security holders for the period from January 2, 2007 through March 31, 2007.

If you have any questions or require any additional information, please contact the undersigned, Diana de Brito, Cadwalader, Wickersham & Taft LLP, at 202-862-2409, or John Carr-Gregg, Company Secretary, Aristocrat Leisure Limited, at (+61 2) 9413-6666 or email carr-gregg@ali.com.au.

PROCESSED
APR 1 2 2007
THOMSON
FINANCIAL

dw 4/10

Diana R. de Brito Tel 202 862 2409 Fax 202 862 2400 diana.debrito@cwt.com
USActive 8077966.1

CADWALADER

Securities and Exchange Commission
April 6, 2007

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter.

Sincerely,

Diana de Brito

Enclosures

CADWALADER

Securities and Exchange Commission
April 6, 2007

Documents lodged with the Australian Stock Exchange

Tab	Date	Announcement
1	2/20/2007	Presentation to Analysts and Investors
2	2/20/2007	Preliminary Final Report
3	2/20/2007	Full Year Result Management Discussion and Analysis
4	2/20/2007	Directors' Report
5	2/20/2007	Corporate Governance Directors' Statement
6	2/20/2007	CEO/CFO Presentation
7	2/20/2007	Appointment of Director
8	2/20/2007	Press Release Full Year Results
9	2/20/2007	Appendix 3Y Change of Director's Interest Notice
10	2/20/2007	Appendix 3X Initial Director's Interest Notice
11	2/27/2007	Appendix 3Y Change of Director's Interest Notice
12	2/27/2007	Appendix 3Y Change of Director's Interest Notice
13	2/27/2007	Appendix 3Y Change of Director's Interest Notice
14	3/2/2007	Dividend Reinvestment Plan Activated for Final Dividend
15	3/2/2007	Appendix 3Y Change of Director's Interest Notice
16	3/2/2007	Appendix 3Y Change of Director's Interest Notice
17	3/6/2007	Appendix 3Y Change of Director's Interest Notice
18	3/6/2007	Appendix 3E Daily Share Buy-Back Notice
19	3/7/2007	Appendix 3E Daily Share Buy-Back Notice
20	3/8/2007	Appendix 3Y Change of Director's Interest Notice
21	3/22/2007	Dividend Reinvestment Plan: Pricing for Final Dividend
22	3/23/2007	Appendix 3Y Change of Director's Interest Notice
23	3/27/2007	Annual Report
24	3/29/2007	Letter from Chairman
25	3/29/2007	Letter to Australian Stock Exchange
26	3/29/2007	Notice of Annual General Meeting and Explanatory Statement
27	3/29/2007	Nevada Regulatory Disclosure Brochure
28	3/29/2007	Proxy Form

Documents lodged with the Australian Securities Investment Corporation

Tab	Date	Announcement
1	1/16/2007	Form 604 Notice of Change of Interests of Substantial Holder
2	2/15/2007	Form 603 Notice of Initial Substantial Holder
3	2/16/2007	Form 603 Notice of Initial Substantial Holder
4	2/21/2007	Form 484 Change to Company Details
5	3/14/2007	Form 484 Change to Company Details
6	3/14/2007	Form 484 Change to Company Details

SECURITIES AND EXCHANGE COMMISSION

on behalf

of

ARISTOCRAT LEISURE LIMITED

Aristocrat Leisure Limited

Results for the
12 months ended
31 December 2006

Chief Executive Officer
and Managing Director
Paul Oneile

Chief Financial Officer
and Finance Director
Simon Kelly

Disclaimer

This document and any oral presentation accompanying it has been prepared in good faith. However, no express or implied warranty is given as to the accuracy or completeness of the information in this document or the accompanying presentation. All statutory representations and warranties are excluded, and any liability in negligence is excluded, in both cases to the fullest extent permitted by law. No responsibility is assumed for any reliance on this document or the accompanying presentation.

Without limiting the above, this document and any accompanying presentation may contain forward looking statements based on estimates, assumptions and expectations of the Company that, while used in good faith, necessarily involve (i) subjective judgments; (ii) inherent uncertainties; and (iii) significant contingencies, many of which are beyond the Company's control or reflect future business decisions which are subject to change. Therefore, there can be no assurance that the Company's actual or future results, or subsequent forecasts, will not vary significantly from such forward looking statements. Aristocrat does not assume any obligation to update any of the estimates, assumptions or expectations underlying such forward looking statements. Certain data included herein has been obtained from alternative external sources and as such may be inconsistent given differing underlying assumptions and sources.

Disclosures herein are not intended to be relied upon as advice to investors or potential investors and do not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

Paul Oneile
Chief Executive Officer
and Managing Director

ARISTOCRAT

Agenda

- Introduction
- Review of Financials
- Segment Review
- New Businesses
- Growth Opportunities
- Outlook

ARISTOCRAT

Summary of Results

- Profit After Tax $239 million – down 2.2%
- Underlying non-Japanese profit growth – up 26.7%
- Strong underlying operating cash – 28% of revenue
- 24 cps Final dividend – up 20%
- Research and development investment – up 45% to $95.2 million
- Key strategic acquisitions completed

Simon Kelly
Chief Financial Officer
and Finance Director

Income Statement

	2006 $m	2005 $m	Variance %
Total Revenue	1,094.7	1,317.0	(16.9)%
Gross Profit	642.9	679.9	(5.4)%
GP%	*58.7%*	*51.6%*	*+7.1 Points*
Expenses*	(221.1)	(259.6)	+14.8%
Share of Associate PAT	7.2	-	n/a
EBIT (Pre R&D)	430.5	424.2	+1.5%
R&D	(95.2)	(65.8)	(44.7)%
R&D/Revenue%	*8.7%*	*5.0%*	*-3.7 Points*
EBIT	335.3	358.4	(6.4)%
Profit Before Tax	332.9	363.9	(8.5)%
Income Tax Expense	(92.9)	(119.6)	+22.3%
Effective Rate%	*27.9%*	*32.9%*	*+5.0 Points*
Profit After Tax and Minorities	239.0	244.3	(2.2)%

* before R&D, foreign exchange and interest

ARISTOCRAT

2006 vs 2005 EBIT



EBIT A$m
$358.4m
-$93.6m
+$7.2m
-$7.4m
+$23.0m
+$40.2m
+$38.4m
+$9.0m
-$7.4m
-$1.9m
-$1.0m
$335.3m
2005 EBIT
Japan
Elektronček PAT
ACE Interactive
Volume
Price/mix
Cost of sales
Other net margin
R&D
SMG&A
Other
Translational FX
2006 EBIT

ARISTOCRAT

Key Drivers of EBIT

- Global volume growth
- Improved pricing
- Cost efficiencies
- Leverage of fixed cost structures

Offset by increased investment in R&D, infrastructure and skills

Segment Revenue* Split


2005 Segment Revenue by region
Australia/ NZ "Mature" 24%
$1,300.3 million
Other "Growth" 9%
North America "Growth" 38%


2006 Segment Revenue by region
Other "Growth" 17%
Australia/ NZ "Mature" 27%
$1,109.8 million
North America "Growth" 51%

* Management Revenue excluding Interest

Business Segmentation*



$m
Revenue
Segment Profit
Profit After Tax
800
700
600
500
400
300
200
100
-
-100
22.4%
(1.8)%
(86.5)%
(0.5)%
41.7%
(106.4)%
(0.5)%
47.3%
(105.3)%
Australia/NZ
Growth markets
Japan

*Actual revenue and percentage change period-on-period

Management Cash Flow

	2006 $m	2005 $m
Net cash - opening balance	**183.7**	**119.6**
EBIT	335.3	358.4
Depreciation and amortisation	31.4	39.7
Share of Elektronček Profit after Tax	(7.2)	-
Other non-cash adjustments	8.9	10.1
Net interest (paid)/received	(0.4)	6.6
Net tax paid	(115.4)	(65.9)
Change in operating assets and liabilities	(47.8)	44.3
Net cash inflow from operating activities	**204.8**	**393.2**

Management Cash Flow

	2006 $m	2005 $m
Net cash inflow from operating activities	**204.8**	**393.2**
Acquisitions	(153.5)	-
Net other investing activities	(36.9)	(36.9)
Capital management initiatives	(90.6)	(228.8)
Dividends paid	(149.3)	(66.7)
Net other cash flows	1.3	15.1
Movement in net cash	**(224.2)**	**75.9**
Effect of exchange rate changes on net cash	(0.3)	(11.8)
Net (debt)/cash - closing balance	**(40.8)**	**183.7**

ARISTOCRAT

Operating Cash Flow



$m
300
250
200
150
100
50
-
-50
30%
25%
20%
15%
10%
5%
0%
-5%
-10%
Percentage of LTM Revenue
Jun 01
Dec 01
Jun 02
Dec 02
Jun 03
Dec 03
Jun 04
Dec 04
Jun 05
Dec 05
Jun 06
Dec 06
Operating Cash Flow
LTM Operating Cash Flow % LTM Revenue

ARISTOCRAT

Working Capital



Net Working Capital - % of Last 12 Months Revenue
% of LTM Revenue
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
10% target
Jun 01
Dec 01
Jun 02
Dec 02
Jun 03
Dec 03
Jun 04
Dec 04
Jun 05
Dec 05
Jun 06
Dec 06

Capital Management

2006 Final Dividend

- 24 cps fully franked vs 20 cps fully franked in prior year
- Franking outlook remains positive
- Dividend Reinvestment Plan reinitiated

On-market Share Buy-back

- $147 million of the total $200 million programs completed to date

Employee Share Based Contingent Obligations

- 6.6 million shares acquired to date via trust structure
- Uncovered contingent obligations approximate 0.6 million shares

Bank Facilities/Convertible Bonds

- Facilities total A$575 million including new Letter of Credit facility
- Refinancing of convertible bond principal

Key Financials and Ratios

	2006 $m	2005 $m
EBITDA	366.7	398.1
EBIT (Pre R&D)	430.5	424.2
EBIT	335.3	358.4
Working Capital/Revenue (%)*	7.7%	3.4%
Operating Cash Flow	204.8	393.2
Operating Cash Flow/Revenue (%)	18.7%	29.9%
Net (Debt)/Cash	(40.8)	183.7
Debt/EBITDA*	0.4X	0.4X
EBITDA/Interest Expense*	24.3X	35.4X
Return on Equity*	65.8%	69.5%
Fully Diluted EPS (cents)	50.9	51.1

* Based on preceding 12 month's results

ARISTOCRAT

Segment Review

ARISTOCRAT

Australia/New Zealand

	2006 $m	2005 $m	Variance %
Segment Revenue	302.8	308.4	(1.8)%
Segment Contribution Profit	121.2	121.8	(0.5)%
Segment Margin	40.0%	39.5%	+0.5 Pts

Australia

- First revenue growth in four years
- Early signs of a positive change in market sentiment
- Ongoing challenging market conditions

New Zealand

- Revenue and profit declines
- Ongoing regulatory impacts on demand

Initiatives and Outlook Australia/New Zealand

STRATEGIES

- Premium product focus
- Product extensions – Elektronček and PokerTek product
- Recurring revenue focus
- Ongoing business efficiency and cost reduction

OUTLOOK

- Continuing market leadership
- Improving sentiment (in Australia); Flat outlook (New Zealand)
- Well placed for upside potential

North America

	2006 $m	2005 $m	Variance %
Segment Revenue	565.2	498.9	+13.3%
Segment Contribution Profit	252.4	182.3	+38.5%
Segment Margin	44.7%	36.5%	+8.2 Pts

- Outstanding performance in subdued market
- Improved pricing and flat cost structures
- Unit sales increased 1.2% to 17,829 units, strong second half
- Increasing Class III market share in key jurisdictions
- Participation unit installed base growth, despite operator resistance
- Systems sales revenue up 18%
- Sentinel III player-tracking interface well received

ARISTOCRAT

Initiatives and Outlook North America

STRATEGIES

- Premium product performance and transition from stepper to video and low denomination to continue to drive market share growth .
- New market focus
- Recurring revenue – MSP rollout
- Systems competitive positioning
- New products – Elektrončék, 5-reel stepper
- Investment in new technologies - downloadable, server-based
- Ongoing business efficiency and cost leverage

OUTLOOK

- Market outlook positive
- Overall revenue and profit growth

ARISTOCRAT

Japan

	2006 $m	2005 $m	Variance %
Segment Revenue	50.4	373.7	(86.5)%
Segment Contribution Profit	(5.6)	88.0	(106.4)%
Segment Margin	(11.1)%	23.6%	n/a

- Short term market uncertainties - Regulation 5 transition
- Sales of 12,043 units vs 98,007 units
- First Regulation 5 game launched successfully – 10,100 units sold
- Inventory provision for surplus unique parts - $7.4 million
- Average sales of Regulation 5 games remain poor

ARISTOCRAT

Initiatives and Outlook
Japan

STRATEGIES

- Larger number of game titles, lower average sales/title
- Increase in development capability
- Casino style gaming potential

OUTLOOK

- Mass replacement of installed base over next 6 months
- 7 approved Regulation 5 games, further 8 in development
- Short term results dependent on game approvals/market acceptance
- Well placed to secure market opportunity
- Confident of longer term sustainability

ARISTOCRAT

Other Markets*

	2006 $m	2005 $m	Variance %
Segment Revenue	155.0	119.3	+29.9%
Segment Contribution Profit	54.7	36.6	+49.5%
Segment Margin	35.3%	30.7%	+4.6 Pts

* Excludes Elektroncek and ACE Interactive

- Continuation of strong growth in emerging markets:
  - Asia-Pacific (+31%), Europe (+64%)
  - South Africa (+32%), South America (+149%)
- Leading and sustained position in Macau
- First systems sales into Macau
- Russian market closed, strong results from rest of Europe
- Continued success in South African LPM market
- Continued success under South American low distribution risk policy

ARISTOCRAT

Initiatives and Outlook Other Markets

STRATEGIES

- 40% share of new markets
- Establishing infrastructure/resources in key locations
- Tailored business model
- Lower risk

OUTLOOK

- Strong growth
- Dependent on new market openings

ARISTOCRAT

New Businesses

ACE Interactive

- Interactive video lottery (iVT) solutions supplier
- Provides server-based gaming technology
- Initial contract with Casinos Slovakia
- Focusing on opportunities across Europe and Asia

Elektronček

- 50% interest acquired
- Commands 55% share of the Macau market
- Traded ahead of expectations
- Positive outlook pending regulatory approvals

PokerTek

- Global distribution (outside North America) and 19% interest
- Initial placements in Victoria, South Africa and UK
- Strong product performance
- Considerable growth potential as approvals received

Growth Opportunities


2007
2008
2009
2010
Australia
- Replacement cycle
- Software model
North America
- Replacement cycle
- Stepper - Video migration
- New markets
- 5 reel stepper
- Wide area products
- Conversions
- Downloadable
Japan
- Regulation 5
- Class III casinos
Russia
Asia
- Macau
- Singapore
Electronic Tables
- Interblock
- PokerTek
Interactive Video Terminals

Outlook

2007 - Strong share and profit growth
Major influences on outcome:
- North America – new jurisdictions, stepper launch
- Success of Japanese Regulation 5 games
- Maintaining/growing share in Asia, especially Macau
- Australian market performance
- Licencing of new product lines

2008/2009 – Strong growth potential
- Global market expansion provides enhanced opportunities
- Full momentum of multi-terminal product range and ACE technologies

Summary

- Solid result given difficult environment
- Underlying growth in non-Japanese markets strong – up 27%
- Business operating performance drivers continue:
  - Top line growth - pricing
  - Leverage of cost structures
  - Cash flow/asset leverage
- Strong short term outlook, but key dependencies in major jurisdictions
- Beyond 2007 – strong growth potential as global gaming markets open up

ARISTOCRAT LEISURE LIMITED

A.B.N. 44 002 818 368

APPENDIX 4E

Preliminary Final Report
Year ended: 31 December 2006

Previous corresponding period: 31 December 2005

Results for announcement to the market				December 2006 $'000
Revenue from ordinary activities	down	-16.9%	to	1,094,710
Profit from ordinary activities after tax attributable to members	down	-1.7%	to	240,055
Net profit for the period attributable to members	down	-2.2%	to	238,998
Earnings before interest and tax	down	-6.4%	to	335,292
Operating cash flow	down	-47.9%	to	204,772

Dividends	Amount per security	Franked amount per security	Record date for determining entitlements to dividends
Current year – 2006:			
- Interim dividend	12.0c	12.0c	
- Final dividend	24.0c	24.0c	9 March 2007
Previous year – 2005:			
- Interim dividend	10.0c	10.0c	
- Final dividend	20.0c	20.0c	

Net tangible assets	December 2006	December 2005
Net tangible assets per security	$ 0.47	$ 0.59

For further explanation of the above figures please refer to the Directors' report, media release, management discussion and analysis and market presentations. Other financial information required by the Appendix 4E is contained in the financial statements.

aristocrat

Aristocrat Leisure Limited ABN 44 002 818 368
financial statements for the year ended 31 December 2006

This financial report covers both Aristocrat Leisure Limited as an individual entity and the consolidated entity consisting of Aristocrat Leisure Limited and its subsidiaries. The financial report is presented in the Australian currency.

Aristocrat Leisure Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Aristocrat Leisure Limited
71 Longueville Road
Lane Cove NSW 2066
Australia

A description of the nature of the consolidated Group's operations and its principal activities is included in the management discussion and analysis report and in the directors' report, both of which are not part of this financial report.

The financial report was authorised for issue by the directors on 20 February 2007. The Company has the power to amend and reissue the financial report.

Through the use of the Internet, the Company ensures that its corporate reporting is timely, complete and available globally at minimum cost to the Group. All press releases, financial reports, and other information are available in the investor information section on our website: www.aristocratgaming.com

Financial statements
for the year ended 31 December 2006

Income statements

for the year ended 31 December 2006

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Revenue from operating activities	5	**1,074,534**	1,296,323	-	-
Cost of revenue from operating activities		**(431,599)**	(616,403)	-	-
Gross profit		**642,935**	679,920	-	-
Other revenue and other income	5	**20,176**	20,712	**108,346**	101,974
Research and development costs		**(95,206)**	(65,776)	-	-
Sales and marketing costs		**(95,713)**	(129,935)	-	-
General and administration costs		**(125,354)**	(129,738)	**(1,216)**	(1,155)
Realised exchange differences arising from the partial settlement of a long-term loan which formed part of the net investment in a foreign operation	5	**(5,975)**	-	-	-
Finance costs		**(15,085)**	(11,236)	**(7,695)**	(9,805)
Share of net profits of jointly controlled entity	30	**7,150**	-	-	-
Profit from ordinary activities before income tax expense		**332,928**	363,947	**99,435**	91,014
Income tax credit / (expense)	6	**(92,873)**	(119,626)	**17**	(136)
Profit from ordinary activities after income tax expense		**240,055**	244,321	**99,452**	90,878
Profit attributable to minority interest	23	**(1,057)**	-	-	-
Net profit attributable to members of Aristocrat Leisure Limited		**238,998**	244,321	**99,452**	90,878
Earnings per share for profit attributable to the ordinary equity holders of the Company					
		Cents	Cents		
Basic earnings per share	36	**51.2**	51.4		
Diluted earnings per share	36	**50.9**	51.1		

The above income statements should be read in conjunction with the accompanying notes.

Balance sheets

as at 31 December 2006

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Current assets					
Cash and cash equivalents	8	**123,496**	359,532	**30**	10
Receivables	9	**204,416**	285,056	**63,200**	78,514
Inventories	10	**69,902**	82,398	**-**	-
Financial assets	11	**7,606**	7,558	**-**	-
Other assets	12	**1,797**	2,164	**-**	-
Tax assets		**-**	1,790	**-**	-
		407,217	738,498	**63,230**	78,524
Non-current assets classified as held for sale	13	**4,600**	-	**-**	-
Total current assets		**411,817**	738,498	**63,230**	78,524
Non-current assets					
Receivables	9	**53,613**	61,253	**86,608**	335,232
Financial assets	11	**106,088**	12,187	**21,649**	13,190
Property, plant and equipment	14	**117,846**	116,455	**-**	-
Deferred tax assets	15	**42,206**	62,844	**1,033**	1,728
Intangible assets	16	**146,392**	76,183	**-**	-
Total non-current assets		**466,145**	328,922	**109,290**	350,150
Total assets		**877,962**	1,067,420	**172,520**	428,674
Current liabilities					
Payables	17	**190,429**	322,527	**3,479**	735
Borrowings	18	**-**	175,808	**-**	175,808
Current tax liabilities		**46,417**	88,886	**49,794**	64,510
Provisions	19	**24,774**	27,912	**-**	-
Other liabilities	20	**19,118**	31,767	**-**	-
Total current liabilities		**280,738**	646,900	**53,273**	241,053
Non-current liabilities					
Borrowings	18	**164,287**	-	**-**	-
Provisions	19	**20,039**	18,292	**-**	-
Other liabilities	20	**47,929**	50,671	**-**	-
Total non-current liabilities		**232,255**	68,963	**-**	-
Total liabilities		**512,993**	715,863	**53,273**	241,053
Net assets		**364,969**	351,557	**119,247**	187,621
Equity					
Contributed equity	21	**53,633**	88,240	**53,633**	88,240
Reserves	22	**(85,131)**	(41,928)	**37,355**	20,627
Retained earnings	22	**395,420**	305,245	**28,259**	78,754
Parent entity interest		**363,922**	351,557	**119,247**	187,621
Minority interest	23	**1,047**	-	**-**	-
Total equity		**364,969**	351,557	**119,247**	187,621

The above balance sheets should be read in conjunction with the accompanying notes.

Statements of changes in equity

for the year ended 31 December 2006

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Total equity at the beginning of the financial year		351,557	374,488	187,621	344,089
Adjustment on adoption of AASB 132 and AASB 139 (net of tax)		-	(731)	-	(731)
Restated total equity at the beginning of the financial year		351,557	373,757	187,621	343,358
Net movement in foreign currency translation reserve	22 (ii)	2,468	(2,762)	-	-
Other		-	(116)	-	-
Changes in fair value of available-for-sale financial assets	22 (v)	(4,303)	-	-	-
Net income recognised directly in equity		(1,835)	(2,878)	-	-
Profit for the financial year		240,055	244,321	99,452	90,878
Total recognised income and expense for the financial year		238,220	241,443	99,452	90,878
Transactions with equity holders in their capacity as equity holders					
Issues of ordinary shares for no consideration during the year under the General Employee Share Plan	21	-	1,213	-	1,213
Proceeds from issue and exercise of options under the Employee Share Option Plan	21	-	12,461	-	12,461
Transfer to share-based payments reserve	21	-	(5,091)	-	(5,091)
Shares bought back on-market and cancelled (including transaction costs)	21	(34,607)	(102,393)	(34,607)	(102,393)
Capital reduction (including transaction costs)	21	-	(100,399)	-	(100,399)
		(34,607)	(194,209)	(34,607)	(194,209)
Net movement in share-based payments reserve	22 (iii)	18,566	16,782	16,728	14,340
Net movement in share trust reserve	22(iv)	(59,934)	(19,470)	-	-
Equity dividends	7	(148,823)	(66,746)	(149,947)	(66,746)
Dividend paid to minority shareholder	23	(508)	-	-	-
Shareholders equity attributable to minority interest on partial sale of subsidiary	23	456	-	-	-
Net movement in reserves attributable to minority interest	23	42	-	-	-
		(224,808)	(263,643)	(167,826)	(246,615)
Total equity at the end of the financial year		364,969	351,557	119,247	187,621
Total recognised income and expense for the financial year is attributable to:					
Members of Aristocrat Leisure Limited		237,238	241,443	99,452	90,878
Minority interest		982	-	-	-
		238,220	241,443	99,452	90,878

The above statements of changes in equity should be read in conjunction with the accompanying notes.

Statements of cash flows

for the year ended 31 December 2006

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Cash flows from operating activities					
Receipts from customers (inclusive of goods and services tax)		1,264,880	1,345,022	-	-
Payments to suppliers and employees (inclusive of goods and services tax)		(944,952)	(893,627)	(32)	-
		319,928	451,395	(32)	-
Other income	5	617	1,133	-	7
Interest received		11,295	16,807	8,346	9,676
Finance costs		(11,713)	(10,241)	(4,395)	(8,562)
Income taxes paid		(115,355)	(65,941)	-	-
Net cash inflow from operating activities	37	204,772	393,153	3,919	1,121
Cash flows from investing activities					
Payments for purchase of controlled entity net of cash acquired	29	(70,620)	-	-	-
Payments for property, plant and equipment		(35,319)	(35,514)	-	-
Payment for investment in jointly controlled entity	30(a)	(59,639)	-	-	
Payment for available-for-sale financial assets		(23,217)	-	-	-
Payments for patents, trademarks and computer software		(2,386)	(3,293)	-	-
Loan to non-related party		(8,984)	-	-	
Loans from related parties		-	-	343,583	249,773
Proceeds from sale of share in subsidiary	28	8,217	-	-	-
Repayment from loan to non-related party		487	-	-	-
Proceeds from sale of property, plant and equipment		1,044	1,886	-	-
Net cash inflow / (outflow) from investing activities		(190,417)	(36,921)	343,583	249,773
Cash flows from financing activities					
Proceeds from issue and exercise of options under the Employee Share Option Plan	32(d)	7,125	15,211	7,125	15,211
Shares purchased by trust	22(iv)	(55,980)	(25,991)	-	-
Payment for shares bought back		(34,592)	(102,393)	(34,592)	(102,393)
Payments for capital return		-	(100,445)	-	(100,445)
Repayment of borrowings		(210,069)	(100)	(170,068)	-
Proceeds from borrowings		204,287	-	-	-
Dividend paid to minority interests in subsidiaries	23	(508)	-	-	-
Dividends paid	7	(148,823)	(66,746)	(149,947)	(66,746)
Net cash (outflow) from financing activities		(238,560)	(280,464)	(347,482)	(254,373)
Net increase / (decrease) in cash and cash equivalents held		(224,205)	75,768	20	(3,479)
Cash and cash equivalents at the beginning of the financial year		359,532	285,973	10	3,489
Effects of exchange rate changes on cash and cash equivalents		(11,831)	(2,209)	-	-
Cash and cash equivalents at the end of the financial year	8	123,496	359,532	30	10
Financing arrangements	18				

The above statements of cash flows should be read in conjunction with the accompanying notes.

Notes to the financial statements

for the year ended 31 December 2006

Note 1. Summary of significant accounting policies

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for Aristocrat Leisure Limited as an individual entity and the consolidated entity consisting of Aristocrat Leisure Limited and its subsidiaries ('Group').

(a) Basis of preparation

This general purpose financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001*.

Compliance with IFRS

Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards. Compliance with AIFRS ensures that the consolidated financial statements and notes of Aristocrat Leisure Limited comply with International Financial Reporting Standards (IFRS). The parent entity financial statements and notes also comply with IFRS except that it has elected to apply the relief provided to parent entities in respect of certain disclosure requirements contained in AASB 132 *Financial Instruments: Disclosure and Presentation.*

Early adoption of standard

The Group elected to apply AASB 119 *Employee Benefits* (issued in December 2004) to the reporting periods beginning 1 January 2005.

Historical cost convention

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss and for property, plant and equipment which have been measured at deemed cost.

Critical accounting estimates

The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.

(b) Principles of consolidation

(i) Historical cost convention

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Aristocrat Leisure Limited ('Company' or 'parent entity') as at 31 December 2006 and the results of all subsidiaries for the year then ended. Aristocrat Leisure Limited and its subsidiaries together are referred to in this financial report as the Group or the consolidated entity.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. Refer to Note 1(i).

Note 1. Summary of significant accounting policies (continued)

(b) Principles of consolidation (continued)

(i) Historical cost convention (continued)

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(ii) Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for in the parent entity financial statements using the cost method and in the consolidated financial statements using the equity method of accounting, after initially being recognised at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends receivable from associates are recognised in the parent entity's income statement, while in the consolidated financial statements they reduce the carrying amount of the investment.

When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

(iii) Jointly controlled entities

The interest in a jointly controlled entity is accounted for in the consolidated financial statements using the equity method and is carried at cost by the parent entity. Under the equity method, the share of the profits or losses of the jointly controlled entity is recognised in the income statement, and the share of movements in reserves is recognised in reserves in the balance sheet.

Profits or losses on transactions establishing the jointly controlled entity and transactions with the entity are eliminated to the extent of the Group's ownership interest until such time as they are realised by the jointly controlled entity on consumption or sale, unless they relate to an unrealised loss that provides evidence of the impairment of an asset transferred.

(c) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(d) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in Australian dollars, which is Aristocrat Leisure Limited's functional and presentation currency.

Note 1. Summary of significant accounting policies (continued)

(d) Foreign currency translation (continued)

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

(iii) Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to the foreign currency translation reserve in shareholders' equity. When a foreign operation is sold or borrowings repaid, a proportionate share of such exchange differences is recognised in the income statement.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(e) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances, settlement discounts and duties and taxes paid. Revenue is recognised for the major business activities as follows:

(i) Revenue from the sale of goods

Platform / machine sales

Revenue is recognised when goods have been despatched to a customer pursuant to a sales order, the associated risks have passed to the customer, and it is probable that future economic benefits will flow to the Group.

Value Added Customer Agreements

Revenue arising from *Value Added Customer Agreements* (VACA) where gaming machines, games, conversions and other incidental items are licensed to customers for extended periods, is recognised on delivery in the case of gaming machines and games, and for other items including conversions, only as the long-term goods or services are delivered. Where appropriate, receivables are discounted to present values at the relevant implicit interest rates.

Value Added Service Agreements

Revenue arising from *Value Added Service Agreements* (VASA) where gaming machines and games are licensed to customers for extended periods and a service fee is payable over the term of the contract for warranty conversions to ensure product performance on or at above the agreed level, is recognised on delivery in the case of gaming machines and games, and over the term of the contract on a straight line basis for the service fee provided for warranty conversions. Where appropriate, receivables are discounted to present values at the relevant implicit interest rates.

Note 1. Summary of significant accounting policies (continued)

(e) Revenue recognition (continued)

(i) Revenue from the sale of goods (continued)

Long-term contracts
Revenue on long-term contracts for systems and similar installations is recognised progressively over the period of individual contracts, wherever a reliable estimate can be made, using the percentage of completion method. Where a reliable estimate cannot be made, revenue is recognised to the extent of costs incurred, where it is probable that the costs will be recovered.

(ii) Revenue from gaming operations and services

Participation revenue

Participation revenue is where the consolidated entity's owned machines are placed directly by the consolidated entity or indirectly through a licensed operator in venues in return for a fee per day which can either be fixed or performance based. The amount of revenue recognised is calculated by either i) multiplying a daily fee by the total number of days the machine has been operating on the venue floor in the reporting period or ii) an agreed fee based upon a percentage of turnover of participating machines.

Rental
Rental income from operating leases is recognised on a straight-line basis over the term of the operating lease contract.

Service revenue
Service revenue is recognised as work is performed, other than for service agreements, where revenue is recognised evenly over the period of the service agreement.

Revenue in advance
Revenue derived from prepaid service contracts is apportioned on a pro-rata basis over the life of each respective agreement. Amounts received at balance date in respect of future periods are treated as revenue in advance and are included in current liabilities.

(f) Income tax
The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the income tax rate for each jurisdiction adjusted for changes in deferred tax assets and liabilities, current income tax of prior years, unused tax losses and unused tax credits. Deferred tax assets and liabilities are attributable to temporary differences which arise when there is a difference between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or loss or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses and unused tax credits only if it is probable that future taxable amounts will be available to utilise those temporary differences, losses and tax credits.

Current and deferred tax balances attributable to amounts recognised directly in equity are recognised directly in equity.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Note 1. Summary of significant accounting policies (continued)

(g) Tax consolidation legislation

Aristocrat Leisure Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation as of 1 January 2004.

The head entity, Aristocrat Leisure Limited, and the controlled entities in the tax consolidated group continue to account for their own current and deferred tax amounts. These tax amounts are measured by applying a group allocation approach, which uses a combination between the 'stand alone tax payer' and 'separate tax payer within a group' approach as described in UIG1052 *Tax Consolidation Accounting*.

In addition to its own current and deferred tax amounts, Aristocrat Leisure Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.

Assets or liabilities arising under tax funding agreement with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the Group. Details about the tax funding agreement are disclosed in Note 6.

Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.

(h) Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(i) Business combinations

The purchase method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill (refer to Note 1(t)). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the Group's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

(j) Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

(k) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Any bank overdrafts will be shown within borrowings in current liabilities on the balance sheet.

Note 1. Summary of significant accounting policies (continued)

(l) Receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts. The collectability of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful debts is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables.

(m) Inventories

(i) Raw materials and stores, work in progress and finished goods

Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realisable value using principally standard costs. Standard cost for work in progress and finished goods includes direct materials, direct labour and an appropriate proportion of fixed and variable production overheads. Standards are reviewed on a regular basis.

(ii) Contract work in progress

Contract work in progress is stated at cost less progress billings. Cost includes all costs directly related to specific contracts and an allocation of overhead expenses incurred in connection with the consolidated entity's contract operations. Where a loss is indicated on completion, the work in progress is reduced to the level of recoverability less progress billings.

(n) Intellectual property rights

A controlled entity has entered into an agreement to purchase intellectual property rights in the form of licence tags to certain technology relating to cashless gaming systems in the United States. These rights are capitalised and subsequently expensed as and when the licence tags are consumed.

(o) Non-current assets held for sale

Non-current assets are classified as held for sale are stated at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.

An impairment loss is recognised for any initial or subsequent write down of the asset to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell an asset, but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset is recognised at the date of derecognition.

Non-current assets are not depreciated or amortised while they are classified as held for sale.

Non-current assets classified as held for sale are presented separately from the other assets in the balance sheet.

(p) Investments and other financial assets

From 1 January 2005

The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date.

(i) Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss on initial recognition. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. The policy of management is to designate a financial asset if there exists the possibility it will be sold in the short term and the asset is subject to frequent changes in fair value. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

Notes to the financial statements
for the year ended 31 December 2006

Note 1. Summary of significant accounting policies (continued)

(p) Investments and other financial assets (continued)

From 1 January 2005 (continued)

(ii) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in receivables in the balance sheet.

(iii) Held-to-maturity investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity.

(iv) Available-for-sale financial assets
Available-for-sale financial assets, comprising principally marketable equity securities, are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Purchases and sales of investments are recognised on trade-date, the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Available-for-sale financial assets and financial assets at fair value through profit and loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of non monetary securities classified as available-for-sale are recognised in equity in the available-for-sale investments revaluation reserve. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes the fair value by using valuation techniques. These include reference to the fair values of recent arm's length transactions, involving the same instruments or other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer's specific circumstances.

The Group assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of a security below its cost is considered in determining whether the security is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit and loss - is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

Note 1. Summary of significant accounting policies (continued)

(q) Derivatives

From 1 January 2005
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either; (1) hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedges); or (2) hedges of highly probable forecast transactions (cash flow hedges).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been, and will continue to be, highly effective in offsetting changes in fair values or cash flows of hedged items.

(i) Fair value hedges
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

(ii) Cash flow hedges
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that is hedged takes place). However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example inventory) or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the asset or liability.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(iii) Derivatives that do not qualify for hedge accounting
Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement.

Note 1. Summary of significant accounting policies (continued)

(r) Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement and for disclosure purposes.

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt instruments held. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest-rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward exchange contracts is determined using forward exchange market rates at the balance sheet date.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

(s) Property, plant and equipment

All property, plant and equipment is stated at deemed cost less depreciation. Deemed cost includes expenditure that is directly attributable to the acquisition of the items. Cost may also include transfers from equity of any gains/losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated remaining useful lives, as follows:

- Buildings	40 years
- Leasehold improvements	2 - 10 years
- Plant and equipment	2 - 10 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (refer to Note 1(j)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement.

(t) Intangible assets

(i) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill acquired in business combinations is not amortised. Instead, goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. Each of those cash-generating units represents the Group's investment in each region of operation by each primary reporting segment. Refer to Note 16.

Note 1. Summary of significant accounting policies (continued)

(t) Intangible assets (continued)

(ii) Computer technology
Computer technology has a finite useful life and is carried at cost less accumulated amortisation and impaired losses. Computer technology acquired through a business combination is measured at fair value at acquisition date. Amortisation is calculated using the straight-line method to allocate the value of computer technology over its estimated useful life, which vary from 3 to 10 years.

(iii) Trademarks and licences
Trademarks and licences have a finite useful life and are carried at cost less accumulated amortisation and impaired losses. Amortisation is calculated using the straight-line method to allocate the cost of trademarks and licences over their estimated useful lives, which vary from 3 to 12 years.

(iv) Research and development
Research expenditure is expensed as incurred.

An intangible asset arising from development expenditure is only recognised when all of the recognition criteria can be demonstrated. The recognition criteria for the development activity are
- the technical feasibility of completing the intangible asset so that it will be available for use or sale;
- the intention to complete the intangible asset and use or sell it;
- the ability to use or sell the intangible asset;
- the intangible asset will generate probable future economic benefits. Among other things, the Group can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset;
- the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
- the ability to measure reliably the expenditure attributable to the intangible asset during its development.

As at balance date, there are no capitalised development costs.

Other development costs are recognised in the income statement as incurred.

(u) Payables
Trade and other creditors represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 - 120 days of recognition.

Payables include employee benefits. Refer to Note 1(y).

(v) Borrowings
Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(w) Borrowing costs
Borrowing costs incurred for the construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Other borrowing costs are expensed.

Note 1. Summary of significant accounting policies (continued)

(x) Provisions

Provisions are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

(i) Progressive jackpot liabilities

In certain jurisdictions in the United States, the consolidated entity is liable for progressive jackpots, which are paid as an initial amount followed by either an annuity paid out over 19 or 20 years after winning or a lump sum amount equal to the present value of the progressive component. Base jackpots are charged to cost of sales with the level of play expected based on statistical analysis. The progressive component increases at a rate based on the number of coins played. The possibility exists that a winning combination may be hit before the consolidated entity has fully accrued the base component amount at which time any unaccrued portion is expensed.

(ii) Warranties

Provision is made for the estimated liability on all products still under warranty at balance date. The amount of the provision is the estimated cash flows expected to be required to settle the warranty obligations, having regard to the service warranty experience and the risks of the warranty obligations. The provision is not discounted to its present value as the effect of discounting is not material.

(iii) Make good

Provision is made for the estimated liability where required on leases still held at balance date. The amount of the provision is the estimated discounted cash flows expected to be required to satisfy the make good clauses in the lease contracts.

(y) Employee benefits - payable

(i) Wages and salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the balance sheet date are recognised in other payables in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.

(ii) Retirement benefit obligations

The controlled entities in Australia contribute a minimum of 9% of employees' base salary to Australian based approved defined contribution funds. Contributions are recognised as an expense when they become payable.

(iii) Share-based payments

Share-based compensation benefits are provided to employees via the Employee Share Option Plan, the Long Term Performance Option Plan, the Performance Share Plan and the General Employee Share Plan.

Shares, options and rights granted before 7 November 2002 and/or vested before 1 January 2005

No expense is recognised in respect of these options or rights. The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

Shares, options and rights granted after 7 November 2002 and vested after 1 January 2005

The fair value of options and rights granted under the Employee Share Option Plan, the Long Term Performance Option Plan and the Performance Share Plan is recognised as an employee benefit expense with a corresponding increase in reserves. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options and rights.

The fair value of options at grant date is independently determined using a modified version of the Merton Reiner Rubinstein Barrier Option model. The model has been modified to deal with options where a total shareholder return hurdle barrier is applicable. The model takes into account the exercise price, the expected life of the option, the non-tradeable nature of the option, the share price at grant date, the vesting criteria, expected price volatility of the underlying share and the expected dividend yield and the risk-free interest rate for the term of the option.

Note 1. Summary of significant accounting policies (continued)

(y) Employee benefits - payable (continued)

(iii) Share-based payments (continued)

The fair value of share rights at grant date is independently determined using either a Monte-Carlo Simulation-based Pricing model or a Black-Scholes model that takes into account the share price at grant date, estimated expected future volatility, the risk-free rate, the expected dividend yield, the term of the share right and the vesting and performance criteria.

Upon the exercise of options or rights, the balance of the share-based payments reserve relating to those options or rights is transferred to share capital only if the shares are a new issue from contributed equity.

The market value of shares issued to employees for no cash consideration under the General Employee Share Plan is recognised as an employee benefits expense with a corresponding increase in reserves.

The fair value of the options granted excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.

(iv) Bonus plans
A liability for employee benefits in the form of bonus plans is recognised when there is no realistic alternative but to settle the liability and at least one of the following conditions is met:
- there are formal terms in the plan for determining the amount of the benefits;
- the amounts to be paid are determined before the time of completion of the financial statements; or
- past practice gives clear evidence of the amount of the obligation.

Liabilities for bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

(v) Employee benefit on-costs
Employee benefit on-costs, including payroll tax, are recognised and included in employee benefit liabilities and costs when the employee benefits to which they relate are recognised as liabilities.

(vi) Termination benefits
Liabilities for termination benefits, not in connection with the acquisition of an entity or operation, are recognised when a detailed plan for the terminations has been developed and a valid expectation has been raised in those employees affected that the terminations will be carried out. The liabilities for termination benefits are recognised in other creditors. Liabilities for termination benefits expected to be settled within 12 months are measured at the amounts expected to be paid when they are settled.

(z) Employee benefits - provision
The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the balance sheet date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the balance sheet date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

(aa) Contributed equity
Ordinary shares are classified as contributed equity.

Incremental costs directly attributable to the issue of new shares or options are shown in contributed equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are not included in the cost of the acquisition as part of the purchase consideration.

Treasury shares acquired by Aristocrat Employee Equity Plan Trust are recorded in share based reserves. Information relating to these shares are disclosed in Note 22 (a)(iv).

(ab) Dividends
Provision is made for the amount of any dividend declared on or before the end of the period but not distributed at balance date.

Notes to the financial statements
for the year ended 31 December 2006

Note 1. Summary of significant accounting policies (continued)

(ac) Earnings per share

(i) Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(ad) AASB Accounting Standards issued but not yet effective

The following accounting standards have been issued by AASB but have not been adopted by the Group as they are not effective until after annual reporting periods beginning on or after 1 January 2006 or 1 January 2007:

Accounting Standard AASB 2005-10 *Amendments to Australian Accounting Standard - (AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 and AASB 1038)* - effective on or after 1 January 2007. The objective of the standard is to amend disclosure requirements to AASB 132 which necessitates consequential amendments to the other listed standards. The amendment in AASB 132 is in line with the issuance of AASB 7.

Accounting Standard AASB 7 *Financial Instruments: Disclosures* - effective on or after 1 January 2007. The objective of AASB 7 is to combine and enhance the disclosure requirements in relation to the risk exposures arising from financial instruments used by the consolidated entity.

UIG Interpretation 8 Scope of AASB 2 Share-based Payment was issued in March 2006 and becomes effective for annual reporting periods beginning on or after 1 May 2006. It applies to transactions whereby an entity grants equity instruments or incurs a liability based on the price of the entity's shares but cannot specifically identify the goods or services received.

UIG Interpretation 9 Reassessment of Embedded Derivatives was issued in April 2006 and becomes effective for annual reporting periods beginning on or after 1 June 2006. This interpretation clarifies when an entity should reassess whether an embedded derivative contained in a host contract is required to be separated from the host contract and accounted for as a derivative under AASB 139 Financial Instruments: Recognition and Measurement.

UIG Interpretation 10 Interim Financial Reporting and Impairment clarifies that an entity cannot reverse an impairment loss recognised in a previous interim period in relation to goodwill, an investment in an equity instrument, or in a financial asset carried at cost. It applies to annual periods beginning on or after 1 November 2006.

The consolidated entity will adopt these standards from 1 January 2007. At the date of this report the Group is unable to reasonably estimate the impact of the adoption of these Standards.

(ae) Rounding of amounts

The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the 'rounding off' of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, the nearest dollar.

Notes to the financial statements

for the year ended 31 December 2006

Note 2. Financial risk management

The Group's activities expose it to a variety of financial risks, these include: operational control, foreign exchange, interest rate, liquidity and credit risk.

The Group's overall financial risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. The Group uses derivative financial instruments such as foreign exchange contracts and interest rate swaps to hedge certain risk exposures when necessary.

Financial risk management is carried out by a central treasury department (Group Treasury) under policies approved by the board of directors. Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the Group's operating units. The board provides written principles for overall risk management, as well as written policies covering specific areas, such as mitigating foreign exchange, interest rate and credit risks, use of derivative financial instruments and investing excess liquidity.

(a) Operational control risk

Operational control risk refers to the risk to which the Group is exposed as a result of treasury activities, including mismanagement, error, negligence, fraud or unauthorised actions.

This risk is controlled through the Group Treasury policy. Guidelines have been established within which Group Treasury operates and covers how resources should be allocated and delegated.

(b) Foreign exchange risk

Foreign exchange risk is the risk of loss arising from an unfavourable move in market exchange rates. Foreign exchange risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the entity's functional currency.

The Group operates internationally and is exposed to foreign exchange risk arising from currency exposures principally to the US dollar.

External foreign exchange contracts are designated at the Group level as hedges of foreign exchange risk on specific foreign currency denominated transactions.

Unrealised gains or losses on outstanding foreign exchange contracts are taken to the Group's income statement on a monthly basis.

On consolidation, exchange differences arising from the translation of any net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to the foreign currency translation reserve in shareholders' equity. When a foreign operation is sold or borrowings repaid, a proportionate share of such exchange differences is recognised in the income statement.

(c) Interest rate risk

Interest-rate risk is the risk of loss arising from increased interest rates that affect the borrowing costs of the Group. The interest-rate risk mainly arises from borrowings under the Group's bank debt facility. At year end, the Group had floating rate borrowings drawn from the facility.

The Group has the ability to manage floating interest-rate risk by using floating-to-fixed interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating-rates to fixed rates. Under the interest-rate swaps, the Group agrees with other parties to exchange, at specified intervals (mainly quarterly), the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional principal amounts.

Group Treasury manages interest-rate risk within prescribed limits as referred to in the Group Treasury Policy.

Note 2. Financial risk management (continued)

(d) Liquidity risk

Liquidity risk is the financial risk from a possible loss of liquidity. For the Group, this might result from a mismatch of cashflow and debt repayments through forecasting errors or creditor / debtor timing differences.

Prudent liquidity risk management requires maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close-out market positions.

At balance date the board of directors determined that there was sufficient cash and committed credit lines available to meet the future requirements of the Group.

(e) Credit risk

The Group has no significant concentrations of credit risk. The Group has policies in place to ensure that the sales of products and services are made to customers with an appropriate credit history.

Derivative counterparties and cash transactions are limited to high credit quality financial institutions. The Group has policies that limit the amount of credit exposure to any one financial institution.

Note 3. Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are in relation to impairment of goodwill.

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 1(t). The recoverable amounts of cash generating units have been determined based on value-in-use calculations and fair-value less cost to sell. These calculations require the use of assumptions. Refer to Note 16 for details of these assumptions and the potential impact of changes to the assumptions.

Notes to the financial statements
for the year ended 31 December 2006

Note 4. Segment information

Primary reporting - geographical segments

2006	Australia $'000	North America $'000	South America $'000	Japan $'000	New Zealand $'000	Other $'000	Total continuing operations $'000	Inter-segment eliminations / unallocated $'000	Consolidated $'000
Revenue									
Sales to external customers	275,999	564,780	27,505	50,358	26,566	129,326	1,074,534	-	1,074,534
Inter-segment sales	100,516	-	-	-	-	-	100,516	(100,516)	-
Total sales revenue	376,515	564,780	27,505	50,358	26,566	129,326	1,175,050	(100,516)	1,074,534
Other income (excluding interest)	141	454	5	7	-	6,848	7,455	-	7,455
Total segment revenue / income (excluding interest)	376,656	565,234	27,510	50,365	26,566	136,174	1,182,505	(100,516)	1,081,989
Interest income									12,721
Total consolidated revenue									1,094,710
Result									
Segment result	295,137	17,303	11,988	(11,448)	650	13,786	327,416	726	328,142
Share of net profits of jointly controlled entity									7,150
Net interest income / (expense)									(2,364)
Profit before income tax expense									332,928
Income tax expense									(92,873)
Net profit after tax									240,055

Notes to the financial statements
for the year ended 31 December 2006

Note 4. Segment information (continued)

Primary reporting - geographical segments (continued)

2006	Australia $'000	North America $'000	South America $'000	Japan $'000	New Zealand $'000	Other $'000	Total continuing operations $'000	Inter-segment eliminations / unallocated $'000	Consolidated $'000
Assets and liabilities									
Segment assets	515,022	232,097	28,662	84,211	6,985	108,765	975,742	(233,172)	742,570
Unallocated assets									135,392
Total assets									877,962
Segment liabilities	158,280	84,099	3,040	33,720	2,557	13,939	295,635	-	295,635
Unallocated liabilities									217,358
Total liabilities									512,993
Other segment information									
Acquisition of property, plant and equipment, intangibles and other non-current segment assets	10,360	19,734	2,015	1,493	674	85,781	120,057	-	120,057
Depreciation and amortisation expense	11,515	14,720	173	1,194	399	3,414	31,415	-	31,415
Other non-cash expenses	10,745	(1,397)	2,181	6,532	87	342	18,490	-	18,490

Notes to the financial statements
for the year ended 31 December 2006

Note 4. Segment information (continued)

Primary reporting - geographical segments (continued)

2005	Australia $'000	North America $'000	South America $'000	Japan $'000	New Zealand $'000	Other $'000	Total continuing operations $'000	Inter-segment eliminations / unallocated $'000	Consolidated $'000
Revenue									
Sales to external customers	270,305	496,108	13,532	373,699	36,995	105,684	1,296,323	-	1,296,323
Inter-segment sales	134,260	-	-	-	-	-	134,260	(134,260)	-
Total sales revenue	404,565	496,108	13,532	373,699	36,995	105,684	1,430,583	(134,260)	1,296,323
Other income (excluding interest)	752	2,782	-	9	270	92	3,905	-	3,905
Total segment revenue / income (excluding interest)	405,317	498,890	13,532	373,708	37,265	105,776	1,434,488	(134,260)	1,300,228
Interest income									16,807
Total consolidated revenue									1,317,035
Result									
Segment result	247,321	24,036	4,709	58,925	1,136	21,744	357,871	505	358,376
Share of net profits of jointly controlled entity									-
Net interest (expense) / income									5,571
Profit before income tax expense									363,947
Income tax expense									(119,626)
Net profit after tax									244,321

Notes to the financial statements

for the year ended 31 December 2006

Note 4. Segment information (continued)

Primary reporting - geographical segments (continued)

2005	Australia $'000	North America $'000	South America $'000	Japan $'000	New Zealand $'000	Other $'000	Total continuing operations $'000	Inter-segment eliminations / unallocated $'000	Consolidated $'000
Assets and liabilities									
Segment assets	698,725	79,715	23,623	264,953	5,821	20,184	1,093,021	(90,235)	1,002,786
Unallocated assets									64,634
Total assets									1,067,420
Segment liabilities	154,930	96,017	10,404	180,134	2,440	7,403	451,328	(159)	451,169
Unallocated liabilities									264,694
Total liabilities									715,863
Other segment information									
Acquisition of property, plant and equipment, intangibles and other non-current segment assets	11,566	23,386	-	2,179	554	1,088	38,773	(452)	38,321
Depreciation and amortisation expense	12,466	24,391	517	1,565	163	633	39,735	-	39,735
Other non-cash expenses	12,189	4,597	(121)	464	156	(66)	17,219	-	17,219

Note 4. Segment information (continued)

Secondary reporting - business

The activities of the entities in the consolidated entity are predominantly within a single business which is the development, manufacture, sale, distribution and service of gaming machines and systems.

Notes to and forming part of the segment information

(a) Accounting policies

Segment information is prepared in conformity with the accounting policies of the Group as disclosed in Note 1 and AASB 114 *Segment Reporting*.

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of operating cash, receivables, inventories, property, plant and equipment and goodwill and other intangible assets, net of related provisions. While most of these assets can be directly attributable to individual segments, the carrying amounts of certain assets used jointly by segments are allocated based on reasonable estimates of usage. Segment liabilities consist primarily of trade and other creditors, employee benefits and provision for service warranties. Segment assets and liabilities do not include income taxes and interest bearing liabilities.

Unallocated assets and liabilities include the investment in jointly controlled entity.

(b) Inter-segment transfers

Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an 'arm's-length' basis and are eliminated on consolidation.

Gross margins are measured as revenues less cost of goods sold, being labour and related on-costs as well as direct material costs, as a percentage of revenues.

(c) Head office expenses

Head office expenses are included in the segment result as they are allocated and charged out to each of the segments.

Notes to the financial statements
for the year ended 31 December 2006

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000

Note 5. Profit from ordinary activities

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
(a) Revenue from operating activities					
Sale of goods	1(e)(i)	821,338	1,062,791	-	-
Gaming operations and services	1(e)(ii)	253,196	233,532	-	-
		1,074,534	1,296,323	-	-
(b) Other revenue and other income					
Interest		12,721	16,807	8,346	9,676
Dividends		-	-	100,000	90,000
Other revenue		12,721	16,807	108,346	99,676
Foreign currency translation gains	5(d)	607	2,511	-	1,078
Gain on disposal of property, plant and equipment	5(e)	12	261	-	-
Gain on disposal of interest in subsidiary	28	6,219	-	-	-
Other income		617	1,133	-	1,220
Other income		7,455	3,905	-	2,298
Total other revenue and other income from ordinary activities		20,176	20,712	108,346	101,974
(c) Expenses					
(i) Depreciation and amortisation					
Depreciation and amortisation of property, plant and equipment					
- Buildings		521	436	-	-
- Leasehold improvements		2,140	1,267	-	-
- Plant and equipment		24,275	35,088	-	-
Total depreciation and amortisation of property, plant and equipment	14	26,936	36,791	-	-
Amortisation of intangibles					
- Computer technology		4,350	2,815	-	-
- Copyrights, patents, trademarks and		129	129	-	-
Total amortisation of intangibles	15	4,479	2,944	-	-
Total depreciation and amortisation	37	31,415	39,735	-	-
(ii) Employee benefits expense					
Salaries and wages		198,437	192,586	-	-
Superannuation costs		9,528	8,144	-	-
Post-employment benefits other than superannuation		1,748	2,900	-	-
Expense of share-based payments	32	9,604	7,712	1,145	1,213
Employee benefits expense		219,317	211,342	1,145	1,213

Notes to the financial statements
for the year ended 31 December 2006

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000

Note 5. Profit from ordinary activities (continued)

(c) Expenses (continued)

(iii) Other significant items

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Other charges against assets					
- Bad and doubtful debts - trade debtors	9	**(2,532)**	1,622	**-**	-
- Write down of inventories to net realisable value		**12,467**	6,588	**-**	-
Legal costs		**19,553**	28,938	**-**	-
Rental expense relating to operating leases					
- Minimum lease payments		**12,004**	10,514	**-**	-
Total rental expense relating to operating leases		**12,004**	10,514	**-**	-

(d) Net foreign exchange gain / (loss)

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Foreign exchange gain		**607**	2,511	**-**	1,078
Foreign exchange loss		**(749)**	(475)	**-**	-
Realised exchange differences arising from the partial settlement of a long-term loan which formed part of the net investment in a foreign operation		**(5,975)**	-	**-**	-
Net foreign exchange gain / (loss)		**(6,117)**	2,036	**-**	1,078

(e) Net gain / (loss) on disposal of property, plant and equipment

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Gain on disposal of property, plant and equipment		**12**	261	**-**	-
Loss on disposal of property, plant and equipment		**(852)**	(191)	**-**	-
Net gain / (loss) on disposal of property, plant and equipment	37	**(840)**	70	**-**	-

Notes to the financial statements
for the year ended 31 December 2006

	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Note 6. Income tax expense				
Major components of income tax expense for the years ended 31 December 2006 and 2005 are:				
(a) Income tax expense				
Current income tax	83,930	120,746	(697)	(885)
Deferred income tax	9,580	498	695	844
Adjustments in respect of current income tax of previous years	(637)	(1,618)	(15)	177
Income tax expense / (credit)	92,873	119,626	(17)	136
Deferred income tax expense included in income tax expense comprises:				
Decrease in deferred tax asset	9,936	401	695	844
(Decrease) / increase in deferred tax liabilities	(356)	97	-	-
Deferred income tax expense included in income tax expense	9,580	498	695	844
(b) Reconciliation of income tax expense to prima facie tax payable				
Profit from ordinary activities before income tax expense	332,928	363,947	99,435	91,014
Tax at the Australian tax rate of 30% (2005: 30%)	99,878	109,184	29,831	27,304
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:				
Research and development	(2,159)	(2,310)	-	-
Share-based payments	330	2,085	-	-
Non taxable dividends	336	-	(30,000)	(27,000)
Share of net profit in jointly controlled entity	(2,146)	-	-	-
Partial sale of subsidiary	(1,866)	-	-	-
Tax losses not recognised	2,701	-	-	-
Other	2,219	566	172	(340)
	99,293	109,525	3	(36)
Difference in overseas tax rates	(28)	10,763	-	-
Adjustments in respect of current income tax of previous years				
Current income tax	(637)	(1,618)	(15)	177
Deferred income tax	(5,755)	956	(5)	(5)
Income tax expense / (credit)	92,873	119,626	(17)	136
Average effective tax rate	27.90%	32.87%	-0.02%	0.15%
(c) Amounts recognised directly in equity				
Aggregate current and deferred tax arising in the reporting period and not recognised in net profit but directly debited or credited to equity				
Current income tax - credited directly to equity	1,942	9,009	-	45
Net deferred tax - (debited) directly to equity	(3,603)	-	-	-
Aggregate current and deferred tax arising in the reporting period directly (debited) or credited to equity	(1,661)	9,009	-	45

	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000

Note 6. Income tax expense (continued)

	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
(d) Revenue and capital tax losses				
Unused gross tax losses for which no deferred tax asset has been recognised	9,692	-	-	-
Unused gross capital tax losses for which no deferred tax asset has been recognised	484	530	484	530
	10,176	530	484	530
Potential tax benefit	2,846	159	145	159

Unused revenue losses were incurred by Aristocrat Leisure Limited's overseas subsidiaries. All unused capital tax losses were incurred by Australian entities.

	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
(e) Unrecognised temporary differences				
Deferred tax assts on general temporary differences	103	-	-	-
Deferred tax assets on land held for sale	1,140	-	-	-
	1,243	-	-	-

Under Australian tax law, the taxable profit made by a tax consolidated group in relation to an entity leaving the group depends on a range of factors, including the tax values and / or carrying values of assets and liabilities of the leaving entities, which vary in line with the transactions and events recognised in each entity. The taxable profit or loss ultimately made on any disposal of investments within the tax consolidated group will therefore depend upon when each entity leaves the tax consolidated group and the assets and liabilities that the leaving entity holds at that time.

The consolidated entity considers the effects of the entities entering or leaving the tax consolidated group to be a change of tax status that is only recognised when those events occur. As a result, temporary differences and deferred tax liability have not been measured or recognised in relation to investments within the tax consolidated group.

The deferred tax balances in relation to Aristocrat Leisure Limited's indirect overseas investments have not been recognised. The accounting policy in relation to this is set out in Note1(f).

(f) Tax consolidation legislation

Aristocrat Leisure Limited and its wholly-owned Australian controlled entities have implemented tax consolidation legislation as of 1 January 2004. The accounting policy in relation to this legislation is set out in Note 1(g).

On adoption of tax consolidation legislation, the entities in the tax consolidated group entered into a tax sharing agreement which, in the opinion of the directors, limits the joint and several liability of the wholly-owned entities in the case of a default by the head entity, Aristocrat Leisure Limited.

The entities have also entered into a tax funding agreement under which the wholly-owned entities fully compensate Aristocrat Leisure Limited for any current tax payable assumed and are compensated by Aristocrat Leisure Limited for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to Aristocrat Leisure Limited under the tax consolidation legislation. The funding amounts are determined by reference to the tax funding agreement which applies a group allocation approach, taking into account a combination between the 'stand alone tax payer' and a 'separate tax payer within a group'. There are no equity adjustments arising from the implementation of UIG1052 *Tax Consolidation Accounting*.

The amounts receivable / payable under the tax funding agreement are due upon receipt of the funding advice from the head entity. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments. The funding amounts are recognised as current intercompany receivables (refer to Note 9).

Notes to the financial statements

for the year ended 31 December 2006

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Note 7. Dividends				
Ordinary shares				
Final dividends paid during the year:				
- 2005 - 20.0 cents, 100% franked on tax paid at 30%, per fully paid share paid on 24 March 2006	**93,330**	-	**93,821**	-
- 2004 - 4.0 cents, unfranked, per fully paid share paid on 23 March 2005	**-**	19,144	**-**	19,144
Interim dividends paid during the year:				
- 2006 - 12.0 cents, 100% franked on tax paid at 30%, per fully paid share paid on 19 September 2006	**55,493**	-	**56,126**	-
- 2005 - 10.0 cents, 100% franked on tax paid at 30%, per fully paid share paid on 21 September 2005	**-**	47,602	**-**	47,602
Total dividends paid during the year	**148,823**	66,746	**149,947**	66,746
Dividends paid were satisfied as follows:				
Paid in cash	**149,947**	66,746	**149,947**	66,746
Dividend received by Aristocrat Employee Equity Plan Trust	**(1,124)**	-	**-**	-
	148,823	66,746	**149,947**	66,746

Dividends not recognised at year end

Since the end of the year the directors have recommended the payment of a final dividend of 24.0 cents (2005 - 20.0 cents) per fully paid ordinary share, 100% franked (2005: 100% franked). The aggregate amount of the proposed final dividend expected to be paid on 23 March 2007 out of retained profits at 31 December 2006, but not recognised as a liability at the end of the year is:			**112,251**	93,821

Franked dividends	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Estimated franking credits expected to be available for subsequent financial years based on a tax rate of 30% (2005: 30%)	**-**	-	**95,617**	84,218

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for:

(a) franking credits that will arise from the payment of the current tax liability;
(b) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date; and
(c) franking credits that may be prevented from being distributed in subsequent financial years.

Dividend Reinvestment Plan
The directors have determined that the Aristocrat Leisure Limited Dividend Reinvestment Plan will operate in respect o the 2006 final dividend for shareholders in Australia and New Zealand.

Notes to the financial statements
for the year ended 31 December 2006

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000

Note 8. Cash and cash equivalents

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Cash at bank and in hand		59,787	157,032	30	10
Short-term deposits		63,709	202,500	-	-
	18	123,496	359,532	30	10

Cash at bank and in hand earns interest at floating rates based on daily bank deposit rates.

Short-term deposits are made for varying periods of between one day and one month depending on the immediate cash requirements of the Group. Short-term deposits bear floating interest rates between 4.85% and 6.35% (2005: between 4.08% and 5.77%).

Note 9. Receivables

	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Current				
Trade receivables	192,341	283,300	-	-
Provision for doubtful debts	(7,164)	(10,204)	-	-
	185,177	273,096	-	-
Tax related amounts receivable from wholly-owned entities*	-	-	63,100	78,514
Other receivables	17,749	11,960	100	-
Loans to non-related parties - secured	1,490	-	-	-
	204,416	285,056	63,200	78,514

**Refer to Note 6 for details of tax sharing and compensation arrangements.*

Current receivables other than loan to non-related parties are non-interest bearing and are generally on 30-day terms from the date of billing.

	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Non-current				
Trade receivables	45,182	58,723	-	-
Receivable from other controlled entities**	-	-	86,608	335,232
Other receivables	2,283	2,530	-	-
Loans to non-related parties - secured	6,148	-	-	-
	53,613	61,253	86,608	335,232

***Refer to Note 35 for terms and conditions relating to receivables from other controlled entities.*

(a) Bad and doubtful trade receivables
The Group has recognised a gain of $2,531,573 (2005: loss of $1,622,153) in respect of bad and doubtful trade receivables during the year ended 31 December 2006. The gain / (loss) has been included in 'sales and marketing costs' in the income statement.

(b) Other receivables - current
These include prepayments and other receivables incurred under normal terms and conditions and which do not earn interest.

(c) Other receivables - non-current
These include long-term deposits and prepayments and other receivables incurred under normal terms and conditions and which do not earn interest.

(d) Loans to non-related parties
Represent a loan issued to a third party on the sale of a 28% share in the African operations (refer to Note 28). The loan is for a term of seven years with annual principal and interest payments due in March of each year. The interest rate is the South African prime bank overdraft rate less one percent. The annual repayments are funded from the dividend payment by the African operations to the minority shareholders.

Notes to the financial statements
for the year ended 31 December 2006

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000

Note 10. Inventories

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Current					
Raw materials and stores - at cost		44,339	56,082	-	-
Provision for obsolescence		(22,276)	(21,129)	-	-
		22,063	34,953	-	-
Work in progress		543	200	-	-
Finished goods - at cost		55,172	47,423	-	-
Provision for obsolescence		(13,200)	(7,618)	-	-
		41,972	39,805	-	-
Contract work in progress		649	878	-	-
Inventory in transit - at cost		4,675	6,562	-	-
		69,902	82,398	-	-

Inventory expense

Inventories recognised as expense during the year ended 31 December 2006 amounted to $302,638,398 (2005: $478,864,481).

Note 11. Financial assets

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Current					
Equity securities available-for-sale	11(i)	6,012	6,085	-	-
Debt securities held-to-maturity		1,594	1,473	-	-
	18	7,606	7,558	-	-
Non-current					
Debt securities held-to-maturity		12,902	12,187	-	-
Equity securities available-for-sale	11(i)	18,914	-	-	-
Investment in unlisted controlled entities		-	-	21,649	13,190
Investment in jointly controlled entity	30	74,272	-	-	-
	18	106,088	12,187	21,649	13,190

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
(i) Equity securities available-for-sale					
Balance at the beginning of the year		6,085	5,566	-	-
Additions during the year		23,144	519	-	-
Revaluation shortfall transferred to reserves	22 (v)	(4,303)	-	-	-
Balance at the end of the year		24,926	6,085	-	-

(ii) Investments in jointly controlled entity

Investments in jointly controlled entity are accounted for in the consolidated financial statements using the equity method of accounting.

Note 12. Other assets

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Intellectual property rights	1(n)	1,797	2,164	-	-

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000

Note 13. Current assets - non-current assets classified as held for sale

	Notes	2006	2005	2006	2005
Land	14	4,600	-	-	-
		4,600	-	-	-

The Group has commenced the process of selling its surplus land and buildings in Australia. The expected time frame for completion for the intial sale is December 2007.

Note 14. Property, plant and equipment

	2006	2005	2006	2005
Land and buildings				
Land and buildings - at deemed cost	36,864	42,408	-	-
Leasehold improvements - at cost	17,761	15,074	-	-
Accumulated amortisation	(10,268)	(7,817)	-	-
	7,493	7,257	-	-
Total land and buildings	44,357	49,665	-	-
Plant and equipment				
Plant and equipment owned - at cost	177,072	160,673	-	-
Accumulated depreciation	(103,583)	(93,883)	-	-
Total plant and equipment	73,489	66,790	-	-
	117,846	116,455	-	-

Reconciliations

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year are set out below:

	Land and buildings $'000	Leasehold improvements $'000	Plant and equipment $'000	Total $'000
Consolidated				
Carrying amount at 1 January 2005	41,324	8,585	67,553	117,462
Additions	930	399	34,515	35,844
Disposals	-	-	(1,820)	(1,820)
Depreciation / amortisation	(436)	(1,267)	(35,088)	(36,791)
Foreign currency exchange differences	590	301	1,630	2,521
Transfers*	-	(761)	-	(761)
Carrying amount at 31 December 2005	42,408	7,257	66,790	116,455
Additions	260	2,959	33,719	36,938
Disposals	-	(285)	(1,604)	(1,889)
Additions through acquisition of entity	-	-	1,340	1,340
Transfer to current asset - non-current asset held for sale	(4,600)	-	-	(4,600)
Depreciation / amortisation	(521)	(2,140)	(24,275)	(26,936)
Foreign currency exchange differences	(683)	(298)	(2,481)	(3,462)
Carrying amount at 31 December 2006	36,864	7,493	73,489	117,846

**Transfers in 2005 represents the lapsing of leasehold contracts and subsequent reversal of the associated asset.*

Notes to the financial statements

for the year ended 31 December 2006

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Note 15. Deferred tax assets					
The balance comprises temporary differences attributable to:					
Amounts recognised in the income statement					
Accruals and other provisions		**13,051**	22,060	**1,044**	-
Doubtful debts		**1,070**	2,277	**-**	-
Deferred revenue		**1,120**	4,834	**-**	-
Employee benefits		**9,223**	10,133	**-**	-
Convertible subordinated bonds		**-**	178	**-**	178
Property, plant, equipment and intangible assets		**3,943**	1,713	**-**	-
Prepayments		**(177)**	(481)	**-**	-
Provision for stock obsolescence		**8,002**	7,930	**-**	-
Share based equity		**(8,981)**	-	**-**	-
Overseas tax obligations		**873**	3,852	**-**	-
Unrealised gains and losses		**1**	2,508	**(17)**	2,219
Identifiable intangibles on acquisition of subsidiary		**(6,762)**	-	**-**	-
Tax losses		**11,377**	-	**-**	-
Other		**9,466**	7,840	**6**	(669)
		42,206	62,844	**1,033**	1,728
Movements					
Opening balance at 1 January		**62,844**	63,342	**1,728**	30,149
Charged to the income statement	6	**(9,580)**	(498)	**(695)**	(844)
Charged to equity, included deferred taxes		**(3,603)**	-	**-**	-
Acquisition of subsidiary	29	**(7,455)**	-	**-**	-
Reallocation to related entities		**-**	-	**-**	(27,577)
Closing balance at 31 December		**42,206**	62,844	**1,033**	1,728

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000

Note 16. Intangible assets

Goodwill	102,501	71,662	-	-
Copyrights, patents, trademarks and licensing rights	1,588	1,591	-	-
Accumulated amortisation	(1,072)	(946)	-	-
	516	645	-	-
Computer technology	66,594	22,954	-	-
Accumulated amortisation	(23,219)	(19,078)	-	-
	43,375	3,876	-	-
	146,392	76,183	-	-

	Notes	Goodwill $'000	Copyrights, patents, trademarks and licensing rights $'000	Computer technology $'000	Total $'000
Consolidated					
Carrying amount at 1 January 2005		67,665	774	4,197	72,636
Additions		-	-	2,477	2,477
Disposals		-	-	(15)	(15)
Amortisation charge*		-	(129)	(2,815)	(2,944)
Foreign currency exchange differences		3,997	-	32	4,029
Carrying amount at 31 December 2005		71,662	645	3,876	76,183
Additions		-	-	2,386	2,386
Additions on acquisitions of subsidiary	29	37,298	-	42,030	79,328
Amortisation charge*		-	(129)	(4,350)	(4,479)
Foreign currency exchange differences		(6,459)	-	(567)	(7,026)
Carrying amount at 31 December 2006		**102,501**	**516**	**43,375**	**146,392**

**Amortisation of $4,479,000 (2005: $2,944,000) is included in depreciation and amortisation expense in the income statement.*

(a) Impairment tests for goodwill

Goodwill is allocated to the Group's cash generating units (CGU's) which are identified as the geographical business units according to the primary reporting segments.

A segment level summary of the goodwill allocation is presented below:

(i) Wholly-owned controlled entities

	2006 $'000	2005 $'000
North America	65,850	70,702
Other - South Africa	817	960
Other - ACE Interactive	35,834	-
	102,501	71,662

(ii) Jointly controlled entity

	2006 $'000	2005 $'000
Other - Elektrončok	67,972	-
	67,972	-

In the financial year ended 2006, the recoverable amount of all the Group's CGU's are determined based upon a value-in-use calculation.
The fair value less cost to sell calculation method was used to determine the recoverable amount of the South African CGU in 2005.

Note 16. Intangible assets (continued)

(b) Key assumptions used for value-in-use calculations

(i) Value-in-use

A discounted cash flow has been used based on operating and investing cash flows (before borrowing costs and tax impacts), in the analysis of the Group's CGU's. The following inputs and assumptions have been adopted:

1. Financial budgets and strategic plans for five years approved by management;
2. A pre-tax discount rate of:

	FY 2006	FY 2005
North America	14.7%	13.6%
Other - South Africa	18.6%	-
Other - ACE Interactive	15.2%	-
Other - Elektronček	14.7%	-

3. A terminal growth rate, which does not exceed the long-term average growth rate for the gaming industry in the regions:

	FY 2006	FY 2005
North America	3.0%	3.0%
Other - South Africa	3.0%	-
Other - ACE Interactive	5.0%	-
Other - Elektronček	3.0%	-

4. An allocation of head office assets.

(ii) Fair value less cost to sell

The Earnings Before Interest Tax Depreciation and Amortisation ('EBITDA') multiple methodology was used in the South African CGU in 2005. The following inputs and assumptions were adopted for the calculation:

1. Financial budgets and strategic plans for three years approved by management;
2. An EBITDA multiple of 6;
3. A cost of disposal of 5.0%; and
4. An allocation of head office assets.

Management has based the assumptions in both models on the CGU's past performance and future expectations and forecast growth rates found in local industry reports.

(c) Impact of possible changes in key assumptions

It is determined that there would not be any material change to any key assumption on which management has based its determination of the recoverable amount that would cause the CGU's carrying amount to exceed their recoverable amounts.

(d) Impairment charge

The annual impairment test indicates no impairment charge is required for the CGU's in either 2006 or 2005.

		Consolidated		Parent entity	
		2006	2005	2006	2005
	Notes	$'000	$'000	$'000	$'000

Note 17. Payables

	Notes	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Trade creditors		62,552	160,159	-	-
Other creditors		127,877	162,368	3,479	735
	18	190,429	322,527	3,479	735

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000

Note 18. Borrowings

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Current					
Unsecured					
Convertible subordinated bonds	18 (b)	-	175,808	-	175,808
		-	175,808	-	175,808
Non-current					
Secured					
Bank loans	18 (a)	164,287	-	-	-
		164,287	-	-	-

(a) Bank loans

The committed bank facility which was amended on 2 May 2006, is secured by a negative pledge that imposes certain covenants on the Group. The negative pledge states that the Group is limited in being able to provide security over its assets and will ensure that the following ratios are met:

(i) Gearing ratio will not exceed 3.0 times at any time;
(ii) Interest cover will not be less than 4.5 times at any time.

The borrowings are at a floating rate. The borrowings are drawn under Facility B of the facility, which matures on 2 May 2009.

(b) Convertible subordinated bonds

The Company issued US$130 million of 5% convertible subordinated bonds on 31 May 2001 and 7 June 2001. The bonds matured on 31 May 2006 at the time issued, such bonds were convertible into 31,614,786 ordinary shares between 29 August 2001 and 16 May 2006, unless previously redeemed.

Interest expense was calculated by applying the effective interest rate of 5.70% to the liability. The actual interest was paid on 31 May and 30 November each year. Interest payable in respect of the bonds up to maturity date has now been paid either to the relevant bondholders or into Court.

The Company called the convertible subordinated bonds for redemption and issued a notice of redemption to the Bondholders dated 20 December 2004. In the Company's view, the call for redemption terminated the Bondholders' rights to convert the bonds. For further information refer to Note 25.

(c) Assets pledged as security

The bank loans and overdraft facility, prior to amendments on 2 May 2006, were secured by a mortgage over the consolidated entity's Australian freehold land and buildings, the current market value of which exceeds the value of the mortgage and a floating charge over the consolidated entity's Australian assets, the current market value of which exceeds the value of the bank facilities available.

The carrying amount of assets pledged as security for current and non-current interest bearing liabilities are:

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Current					
Floating charge					
Cash and cash equivalents	8,38	-	184,973	-	10
Receivables	9,38	-	77,801	-	-
Total current assets pledged as security		-	262,774	-	10
Non-current					
First mortgage					
Freehold land and buildings	14,38	-	32,279	-	-
Floating charge					
Receivables - non-current	9,38	-	276,038	-	335,232
Plant and equipment	14,38	-	24,513	-	-
Total non-current assets pledged as security		-	332,830	-	335,232
Total assets pledged as security		-	595,604	-	335,242

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000

Note 18. Borrowings (continued)

(d) Financing arrangements
Unrestricted access was available at balance date to the following lines of credit:

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Credit standby arrangements					
Total facilities					
- Bank overdrafts	(i)	**5,000**	5,000	-	-
- Bank loans	(ii)	**300,000**	300,000	-	-
- Letter of credit facility	(iii)	**252,749**	-	-	-
- Other facilities	(iv)	**16,988**	18,290	-	-
		574,737	323,290	-	-
Used at balance date					
- Bank overdrafts		-	-	-	-
- Bank loans		**164,287**	-	-	-
- Letter of credit facility		-	-	-	-
- Other facilities		-	-	-	-
		164,287	-	-	-
Unused at balance date					
- Bank overdrafts		**5,000**	5,000	-	-
- Bank loans		**135,713**	300,000	-	-
- Letter of credit facility		**252,749**	-	-	-
- Other facilities		**16,988**	18,290	-	-
		410,450	323,290	-	-

(i) The bank overdraft facility is subject to annual review.
(ii) The bank loan facility is structured as follows:
- Facility A & C - totalling $100 million tranche maturing 1 May 2007. The facility is reviewed annually with extension by mutual agreement.
- Facility B - $200 million tranche maturing 2 May 2009.

(iii) The letter of credit facility is subject to annual review from 1 May 2007.
(iv) Other facilities relate to the Japanese note issuance facilities which are subject to annual review.

(e) Forward exchange contracts
The consolidated entity enters into forward exchange contracts to hedge foreign currency denominated receivables and also to manage the purchase of foreign currency denominated inventory and capital items. The following table provides information as at balance date on the net fair value of the Group's existing foreign exchange hedge contracts:

	Weighted average exchange rate	Maturity profile 1 year or less $'000	Maturity profile 1 to 7 years $'000	Net fair value gain / (loss)*** $'000
AUD/USD:	0.7857	64,461	-	415
AUD/JPY:	92.5300	142	-	(2)
AUD/EUR:	0.5934	7,693	-	(86)
AUD/NZD:	1.1321	3,062	-	(25)
AUD/ZAR:	5.8986	2,583	6,827	222
EUR/ZAR*:	9.3258	491	-	(3)
USD/ZAR**:	7.3000	79	-	(3)
	Totals	78,511	6,827	518

**The EUR amount is converted at the prevailing year-end AUD/EUR exchange rate.*
***The USD amount is converted at the prevailing year-end AUD/USD exchange rate.*
****Refer to Note 1d(ii).*

Notes to the financial statements

for the year ended 31 December 2006

Note 18. Borrowings (continued)

(f) Net fair value of financial assets and liabilities

(i) On-balance sheet

The net fair value of all financial assets and financial liabilities of the Group approximates their carrying amounts.

The net fair value of financial assets and financial liabilities is based upon market prices where a market exists or by discounting the expected future cash flows by the current interest rates for assets and liabilities with similar risk profiles.

(ii) Off-balance sheet

At 31 December 2006, there were no off-balance sheet financial assets or liabilities, other than those potential liabilities which may arise from certain contingencies disclosed in Note 25.

(g) Interest rate risk exposures

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and financial liabilities is set out below. Exposures arise predominantly from assets and liabilities bearing variable interest rates as the consolidated entity intends to hold fixed rate assets and liabilities to maturity.

				Fixed interest maturing in:			
	Notes	Weighted average interest rate %	Floating interest rate $'000	1 year or less $'000	Over 1 to 5 years $'000	Non-interest bearing $'000	Total $'000
2006							
Financial assets							
Cash and cash equivalents	8	4.05	123,496	-	-	-	123,496
Trade receivables	9	-	-	-	-	230,359	230,359
Loans - other	9	10.00	-	1,490	6,148	-	7,638
Financial assets	11	4.88	-	7,606	12,902	93,186	113,694
			123,496	9,096	19,050	323,545	475,187
Financial liabilities							
Payables	17	-	-	-	-	190,429	190,429
Other non-current liabilities	20	-	-	-	-	6,017	6,017
Loans - other	18	5.76	164,287	-	-	-	164,287
Progressive jackpot liabilities*	19	4.93	-	6,494	12,903	-	19,397
			164,287	6,494	12,903	196,446	380,130
Net financial assets / (liabilities)			(40,791)	2,602	6,147	127,099	95,057
2005							
Financial assets							
Cash and cash equivalents	8	4.51	359,532	-	-	-	359,532
Trade receivables	9	-	-	-	-	331,819	331,819
Financial assets	11	3.06	-	7,558	12,187	-	19,745
			359,532	7,558	12,187	331,819	711,096
Financial liabilities							
Payables	17	-	-	-	-	322,527	322,527
Other non-current liabilities	20	-	-	-	-	6,252	6,252
Loans - other	18	5.00	-	175,808	-	-	175,808
Progressive jackpot liabilities*	19	4.65	-	16,231	12,253	-	28,484
			-	192,039	12,253	328,779	533,071
Net financial assets / (liabilities)			359,532	(184,481)	(66)	3,040	178,025

** Refer to Note 1(x)(i) for details on progressive jackpot liabilities.*

Notes to the financial statements
for the year ended 31 December 2006

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Note 19. Provisions					
Current					
Employee benefits	1(y)	**8,273**	8,279	**-**	-
Deferred settlement	30	**6,653**	-	**-**	-
Make good allowances	1(x)(iii)	**233**	244	**-**	-
Progressive jackpot liabilities	1(x)(i)	**6,494**	16,231	**-**	-
Warranties	1(x)(ii)	**3,121**	3,158	**-**	-
		24,774	27,912	**-**	-
Non-current					
Employee benefits	1(y)	**6,036**	4,825	**-**	-
Make good allowances	1(x)(iii)	**1,100**	1,214	**-**	-
Progressive jackpot liabilities	1(x)(i)	**12,903**	12,253	**-**	-
		20,039	18,292	**-**	-

Movements in provisions

Movements in each class of provision during the financial year, other than employee benefits, are set out below:

	Deferred settlement $'000	Make good allowances $'000	Progressive jackpot liabilities $'000	Warranties $'000	Total $'000
Consolidated - current and non-current					
Carrying amount at 1 January 2006	-	1,458	28,484	3,158	33,100
Payments	-	(50)	(9,182)	(241)	(9,473)
Foreign currency exchange differences	(195)	(30)	(1,954)	(6)	(2,185)
Additional provisions recognised	6,848	73	2,049	210	9,180
Reversal of provisions recognised	-	(118)	-	-	(118)
Carrying amount at 31 December 2006	6,653	1,333	19,397	3,121	30,504

Note 20. Other liabilities

	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Current				
Deferred revenue	**19,118**	31,767	**-**	-
Non-current				
Unsecured				
Deferred revenue	**41,912**	44,419	**-**	-
Other	**6,017**	6,252	**-**	-
	47,929	50,671	**-**	-

	Notes	2006 Shares	Parent entity 2005 Shares	2006 $'000	Parent entity 2005 $'000

Note 21. Contributed equity

	Notes	2006 Shares	Parent entity 2005 Shares	2006 $'000	Parent entity 2005 $'000
Ordinary shares, fully paid		**467,713,246**	470,535,639	**53,633**	88,240
Movements in ordinary share capital					
Ordinary shares at the beginning of the year	(a)	**470,535,639**	476,898,378	**88,240**	282,449
Shares bought back on-market and cancelled	(b)	**(2,912,848)**	(9,148,348)	**(34,607)**	(102,393)
Capital return	(c)	**-**	-	**-**	(100,399)
Employee Share Option Plan issues	(d)	**-**	2,676,584	**-**	12,461
General Employee Share Plan issues	(e)	**90,455**	109,025	**-**	1,213
Transfer to share-based payments reserve		**-**	-	**-**	(5,091)
Ordinary shares at the end of the financial year		**467,713,246**	470,535,639	**53,633**	88,240

(a) Ordinary shares

Ordinary shares have no par value and entitle the holder to participate in dividends and the winding up of the Company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(b) Shares bought back on-market

Between October 2004 and October 2005, the Company purchased and cancelled a total of 9,456,809 shares (2005: 8,072,348; 2004: 1,384,461) via an on-market share buy back program. The shares were acquired at an average price of $10.57 per share, with prices ranging from $7.08 to $12.50 per share. The total cost of $100,055,864 including transaction costs of $100,539 has been deducted from contributed equity. Transaction costs include $55,866 incurred in 2004.

On 8 December 2005, the Company commenced a second $100 million on-market share buy back program. The buy back has subsequently been extended for a further twelve month period to December 2007. At 31 December 2006, the Company had purchased 2,912,848 (2005:1,076,000) shares under the program. The shares were acquired at an average price of $11.93 (2005: $12.08) per share with prices ranging from $11.50 to $12.90 per share. Transaction costs include $23,797 have been accrued but not yet paid.

(c) Capital return

On 15 July 2005, the Company paid to shareholders registered as at 1 July 2005, a capital return of $0.21 per ordinary share. Transaction costs of $452,232 are included in the total cost of $100,399,394.

(d) Employee Share Option Plan

Information relating to option plans, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the financial year are set out in Note 32(d).

(e) General Employee Share Plan

Information concerning the General Employee Share Plan is set out in Note 32(b).

		Consolidated		Parent entity	
		2006	2005	2006	2005
	Notes	$'000	$'000	$'000	$'000

Note 22. Reserves and retained earnings

	Notes	2006 $'000	2005 $'000	2006 $'000	2005 $'000
(a) Reserves					
Capital profits reserve	(i)	-	-	-	-
Foreign currency translation reserve	(ii)	(43,069)	(45,527)	-	-
Share-based payments reserves	(iii),(iv)	(37,769)	3,599	37,355	20,627
Available-for-sale investments revaluation reserve	(v)	(4,303)	-	-	-
		(85,131)	(41,928)	37,355	20,627

Movements

(i) Capital profits reserve

Capital profits reserve at the beginning of the financial year	-	107	-	-
Transfer of reserves to retained earnings	-	(107)	-	-
Capital profits reserve at the end of the financial year	-	-	-	-

(ii) Foreign currency translation reserve

The foreign currency translation reserve records the foreign currency differences arising from the translation of self-sustaining foreign operations, the translation of transactions that hedge the Company's net investment in a foreign operation or the translation of foreign currency monetary items forming part of the net investment in a self-sustaining operation. Refer to Note 1d(iii).

Foreign currency translation reserve at the beginning of the financial year		(45,527)	(40,785)	-	-
Adjustment on adoption of AASB 132 and AASB 139 (net of tax)		-	(1,980)	-	-
		(45,527)	(42,765)	-	-
Realised exchange differences on net investment in a self-sustaining subsidiary (net of tax)		5,975	-	-	-
Exchange differences on sale to minority interest	28	370	-	-	-
Net exchange differences on translation of foreign controlled entities, net investment in foreign operations and related hedges		(3,877)	(2,762)	-	-
Net movement in foreign translation reserve		2,468	(2,762)	-	-
Foreign currency translation reserve at the end of the financial year		(43,069)	(45,527)	-	-

(iii) Share-based payments reserve

The share-based payments reserve is used to recognise the fair value of all shares, options and rights both issued and issued but not exercised under the various Aristocrat employee share plans.

Share-based payments reserve at the beginning of the financial year	23,069	6,287	20,627	6,287
Share-based payments expense	9,487	6,498	9,604	6,499
Transfer from contributed equity	-	5,091	-	5,091
Employee Share Option Plan issues*	7,124	2,750	7,124	2,750
Share-based tax adjustment	1,955	2,443	-	-
Net movement in share-based payments reserve	18,566	16,782	16,728	14,340
Share-based payments reserve at the end of the financial year	41,635	23,069	37,355	20,627

**Represents the proceeds received from employees on the exercise of share options. The shares have been issued to the employees from shares purchased through the Aristocrat Employee Equity Plan Trust.*

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000

Note 22. Reserves and retained earnings (continued)

(a) Reserves (continued)

Movements (continued)

(iv) Share-based payments trust reserve

The share-based payments trust reserve is used to recognise the cost, net of income tax, of shares purchased through the Aristocrat Employee Equity Plan Trust.

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Share-based payments trust reserve at the beginning of the financial year		(19,470)	-	-	-
Purchases		(55,980)	(25,991)	-	-
Tax effect on purchases		(3,954)	6,521	-	-
Net movement in share-based payments trust reserve		(59,934)	(19,470)	-	-
Share-based payments trust reserve at the end of the financial year		(79,404)	(19,470)	-	-
Total share-based payments reserves					
Total share-based payments reserves at the beginning of the financial year		3,599	6,287	20,627	6,287
Net movement in share-based payments reserves		(41,368)	(2,688)	16,728	14,340
Total share-based payments reserves at the end of the financial year		(37,769)	3,599	37,355	20,627

(v) Available-for-sale investments revaluation reserve

The available-for-sale investment revaluation reserve is used to recognise the changes in the fair value and exchange differences arising on translation of equities classified as available-for-sale financial assets as described in Note 1p(iv). Amounts are recognised in the income statement when the associated assets are sold or impaired.

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Total available-for-sale investments revaluation reserves at the beginning of the financial year		-	-	-	-
Net movement in available-for-sale investments revaluation reserves		(4,303)	-	-	-
Total available-for-sale investments revaluation reserves at the end of the financial year		(4,303)	-	-	-

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
(b) Retained earnings					
Retained earnings at the beginning of the financial year		305,245	126,430	78,754	55,353
Adjustment on adoption of AASB 132 and AASB 139 (net of tax)		-	1,249	-	(731)
Other		-	(116)	-	-
Transfer of reserves		-	107	-	-
Net profit attributable to members of Aristocrat Leisure Limited		238,998	244,321	99,452	90,878
Dividends paid	7	(148,823)	(66,746)	(149,947)	(66,746)
Retained earnings at the end of the financial year		395,420	305,245	28,259	78,754

Notes to the financial statements
for the year ended 31 December 2006

	Notes	Consolidated 2006 $'000	Consolidated 2005 $'000	Parent entity 2006 $'000	Parent entity 2005 $'000
Note 23. Minority interest					
Outside equity interests in controlled entity comprise:					
Retained profits at date of acquisition	28	456	-	-	-
Profit from ordinary activities after income tax		1,057	-	-	-
Dividend paid		(508)	-	-	-
Retained profits		1,005	-	-	-
Contributed equity		-	-	-	-
Share of reserves		42	-	-	-
		1,047	-	-	-

Note 24. Events occurring after reporting date

There has not arisen, in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the directors of the Company, to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity, in future financial years.

Note 25. Contingent liabilities

The parent entity and consolidated entity have contingent liabilities at 31 December 2006 in respect of:

(i) A contingent liability exists in relation to a guarantee given by the Company in respect of loans, advances, hire purchase and leasing facilities extended to a controlled entity, Aristocrat Technologies Australia Pty Ltd.

(ii) A number of controlled entities within the consolidated entity are parties to civil actions. Based on legal advice, the directors are of the opinion that no material loss will arise as a result of these actions.

(iii) Under the terms of currently held service contracts, termination benefits may be required to be paid by the Company or a controlled entity to senior executives, at the option of the individual parties to the agreements depending on individual circumstances. The amounts, which may be paid, depend upon the specific circumstances in which termination occurs.

(iv) Group proceedings against the Company are continuing in the Federal Court of Australia. The proceedings, commenced on behalf of shareholders who acquired shares in the period 19 February 2002 to 26 May 2003, relate to the parent entity's disclosure of information relating to its financial performance during that period. The group seeks unspecified damages, declarations, interest and costs. The proceedings are being defended. The solicitors and funder associated with the group members have made a number of inconsistent announcements concerning the maximum value of the claim. These announcements have included sworn estimates of up to $180 million (including claims for consequential loss). The matter has been listed for hearing of the issues common to all group members commencing on 24 September 2007.

Note 25. Contingent liabilities (continued)

(v) The Company issued USD130 million of 5% convertible subordinated bonds ('bonds') due 31 May 2006 on 31 May 2001 and 7 June 2001. The Indenture permits the Company to call for the redemption of the bonds after the Company's shares have traded for a period of more than 20 trading days during a period of 30 consecutive trading days at a price exceeding 140% of the conversion price.

Consistent with its view of the parties' agreement, the Company took the steps on 20 December 2004 which it believed necessary and sufficient to call for the redemption of the bonds in accordance with the indenture, thereby terminating Bondholder conversion rights. On the same day, the Company commenced legal action in the United States District Court for the Southern District of New York ('the District Court'), seeking a declaration from the Court that (1) the exchange rate error should be corrected and the indenture reformed to reflect the intended rate; and (2) the call for redemption of the bonds terminated the rights of the Bondholders to convert. Various Bondholders subsequently intervened in the case.

On 12 August 2005, the District Court issued an Opinion and Order that the exchange rate should be corrected and that Bondholder conversion rights had not been terminated as of 20 December 2004. In so holding, the Court adopted an interpretation of the Indenture not argued by the Company or the Bondholders. The Court otherwise deferred ruling on various counterclaims.

On 30 May 2006, the District Court issued a further Opinion deciding a summary judgement motion filed by the Bondholders. The Court granted the motion insofar as it requested a declaration that Aristocrat was in breach of the Indenture for failing to deliver shares to the Bondholders but it denied the Bondholders' petition for a specific performance remedy that would have required Aristocrat to deliver shares of its common stock to the Bondholders, rather than a cash damages amount determined by the Court. The Court further held that the Bondholders would be entitled to prejudgement interest on the damage amounts ultimately awarded at a statutorily prescribed rate of 9%.

The Company intends to appeal the Court's 12 August 2005 Order and certain aspects of Judge Leisure's 30 May 2006 Opinion upon entry of final judgement. As of the date of this report, it is not possible to comment on when final judgement will be entered or when that appeal will take place.

During the year, the Company entered into 'Receipt and Release Agreements' with all but three of the holders of the bonds. Under these agreements, the Company paid those holders a sum representing an amount equal to their respective pro-rata shares of the principal amount of the bonds. The Company also entered into an agreement with one Bondholder under which the Company resolved that Bondholder's claim by paying a total of approximately USD1.1 million being principal and interest to maturity (30 May 2006). An amount of USD0.5 million, equal to the remaining principal, was subsequently deposited in Court. The Company funded these payments, totalling approximately USD130 million, from cash and bank facilities.

(vi) Aristocrat Leisure Limited, Aristocrat International Pty Ltd and Aristocrat Technologies Australia Pty Ltd are parties to a deed of cross guarantee which has been lodged with and approved by the Australian Securities & Investments Commission as discussed in Note 38. During the financial year, Aristocrat (Asia) Pty Limited and Aristocrat (Macau) Pty Limited were added to the deed of cross guarantee.

(vii) A complaint was served in February 2004 on Aristocrat Leisure Limited, Aristocrat Technologies Australia Pty Ltd and Aristocrat Technologies, Inc. ('Aristocrat') on behalf of a US based individual. In March 2004, the individual passed away and the administrator for his estate has been substituted as the plaintiff. In February 2005, the Federal District Court, Reno granted an order releasing Aristocrat Leisure Limited from the case.

The plaintiff is seeking unspecified compensation and damages against Aristocrat and third party defendants in the gaming industry. The plaintiff alleges, amongst other things, that Aristocrat's Hyperlink progressive jackpot gaming machines infringe a US patent and that Aristocrat misappropriated trade secrets of the plaintiff. Another party has made claim to ownership of the patent being asserted as well as to other patents.

The proceedings are being defended. As of the date of this report, it is not possible to determine the likely outcome of these proceedings.

Note 25. Contingent liabilities (continued)

(viii) The Company and its controlled entities have a contingent liability at 31 December 2006 of $380,486 (2005: $380,486) in respect of a guarantee facility provided by Commonwealth Bank of Australia.

(ix) Under the terms of severance agreements with a former executive director, a controlled entity is obliged to fund certain costs of a motor vehicle provided to the former executive director for an indefinite period. The estimated annual cost of providing the motor vehicle and associated benefits amounts to $60,952 (2005: $62,475).

(x) Aristocrat Technologies, Inc. is involved in legal proceedings in Peru arising out of the breach of contractual obligations of a former customer. As of the date of this report, it is not possible to determine the likely outcome of these proceedings.

(xi) On adoption of tax consolidation legislation, the entities in the tax consolidated group entered into a tax sharing agreement which, in the opinion of the directors, limits the joint and several liability of the wholly-owned entities in the case of a default by the head entity, Aristocrat Leisure Limited.

(xii) On 15 December 2005, IGT filed a Demand for Arbitration relating to an alleged controversy arising out of contracts between Aristocrat and IGT. On 23 January 2006, Aristocrat filed a Statement of Defence and Counterclaim. In the arbitration, IGT seeks 'reimbursement' of USD4,545,000 purportedly paid 'under protest' under a licence between the companies and a declaration that IGT need not comply with certain provisions of that licence. In its counterclaim, Aristocrat seeks a declaration that IGT must comply with the provisions of the licence, or, that this and other agreements with IGT are no longer valid or enforceable. As of the date of this report, it is not possible to determine the likely outcome of these proceedings.

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Note 26. Commitments				
Capital commitments				
Capital equipment and other commitments contracted at the balance date but not recognised as liabilities, payable within one year	**2,011**	602	**-**	-
Lease commitments				
Operating leases				
Commitments for minimum lease payments in relation to non cancellable operating leases are payable as follows:				
Within one year	**6,911**	8,588	**-**	-
Later than one year but not later than five years	**34,905**	17,519	**-**	-
Later than five years	**55,469**	8,464	**-**	-
Commitments not recognised in the financial statements	**97,285**	34,571	**-**	-

Note 27. Subsidiaries

	Notes	Country of incorporation	Equity holding 2006 %	Equity holding 2005 %
Ultimate parent entity				
Aristocrat Leisure Limited		Australia	-	-
Controlled entities				
Aristocrat Technologies Australia Pty Ltd	(a)	Australia	**100**	100
ASSPA Pty Ltd	(c)	Australia	**100**	100
Aristocrat Technology Gaming Systems Pty Limited	(c)	Australia	**100**	100
Aristocrat Technical Services Pty Ltd	(c)	Australia	**100**	100
Aristocrat Properties Pty Ltd	(c)	Australia	**100**	100
Aristocrat International Pty Ltd	(a)	Australia	**100**	100
Aristocrat Leisure Cyprus Limited	(b)	Cyprus	**100**	100
Aristocrat (Argentina) Pty Limited	(c)	Australia	**100**	100
AI(Puerto Rico) Pty Limited (formerly known as Aristocrat (Puerto Rico) Pty Limited)	(c)	Australia	**100**	100
Aristocrat (Asia) Pty Limited	(a)	Australia	**100**	100
Aristocrat (Macau) Pty Limited	(a)	Australia	**100**	100
Aristocrat (Philippines) Pty Limited	(b)	Australia	**100**	100
Aristocrat (Malaysia) Pty Limited	(b)	Australia	**100**	-
Aristocrat (Cambodia) Pty Limited	(b)	Australia	**100**	-
Aristocrat (Singapore) Pty Limited	(b)	Australia	**100**	100
Aristocrat Technologies Europe (Holdings) Limited	(b)	UK	**100**	100
Aristocrat Technologies Europe Limited	(b)	UK	**100**	100
ASSPA (UK) Limited	(b)	UK	**100**	100
Aristocrat Technologies LLC	(b)	Russia	**100**	100
Aristocrat Technologies NZ Limited	(b)	New Zealand	**100**	100
Aristocrat Technologies, Inc.	(b)	USA	**100**	100
Aristocrat Technologies Canada, Inc.	(c)	Canada	**100**	100
Aristocrat Funding Corporation	(c)	USA	**100**	100
Aristocrat Argentina S.A.	(c)	Argentina	**100**	100
Aristocrat Funding Corporation Pty Ltd	(c)	Australia	**100**	100
Aristocrat CA	(c)	Venezuela	**100**	100
Aristocrat Africa (Pty) Ltd	(b)	South Africa	**72**	100
Aristocrat Technologies Africa (Pty) Ltd	(b)	South Africa	**72**	100
Aristocrat Technologies KK	(b) & (c)	Japan	**100**	100
Aristocrat Hanbai KK	(b) & (c)	Japan	**100**	100
Other controlled entities				
Aristocrat Employee Equity Plan Trust	(d)	Australia	-	-

(a) These controlled entities have been granted relief from the necessity to prepare accounts in accordance with Class Orders issued by the Australian Securities & Investments Commission. For further information, refer to Note 38.
(b) Controlled entities audited by other PricewaterhouseCoopers firms.
(c) Controlled entities for which statutory audits are not required at 31 December 2006 under relevant local legislation.
(d) The trust is a special purpose entity which is consolidated because it meets the following criteria:
- the activities of the trust which is to purchase and issue shares for the various Aristocrat employee share plans are being conducted on behalf of the Group according to its specific business needs and the Group obtains benefits from the trust's operation;
- the Group has the decision making powers to obtain the majority of the benefits of the activities of the trust; and
- the Group has rights to obtain the majority of the benefits of the trust and is exposed to the risks incident to ownership of the special purpose entity.

Notes to the financial statements
for the year ended 31 December 2006

Note 28. Partial sale of subsidiary

On 26 June 2006, a wholly owned entity of Aristocrat Leisure Limited completed the sale of a 28% interest in its African operations to local company, Yabohle Investments (Pty) Ltd, a consortium led by Matemeku Investments (Pty) Limited ('Matemeku').

	Notes	$'000
Details of the partial sale are as follows:		
Consideration		
Cash proceeds		8,217
Cost of sale		(1,172)
Cash and cash equivalents		7,045
Book value of portion of net assets sold		
Current assets		
Cash assets		503
Receivables		1,069
Inventories		693
Non current assets		
Receivables		183
Property, plant and equipment		201
Deferred tax assets		171
Intangible assets		245
Current liabilities		
Payables (includes intercompany)		(2,721)
Current tax liabilities		181
Provisions		(31)
Other		(38)
Portion of net assets disposed	23	456
Portion of foreign currency translation reserve disposed	22(a)(ii)	370
Total net assets sold		826
Gain on partial sale of share in subsidiary	5	6,219
Cash and cash equivalents		7,045

Note 29. Business combinations

ACE Interactive

On 5 May 2006, a wholly owned entity of Aristocrat Leisure Limited acquired all of the issued shares in the Scandinavian based high technology gaming company, Essnet Interactive AB.

The acquired business contributed revenues of $2,409,000 and net loss of $6,803,000 to the Group for the period from 5 May 2006 to 31 December 2006. Disclosure of pre-acquisition consolidated revenue and consolidated profit for the year ended 31 December 2006 would be impractical due to the legal and operating structure of Essnet Interactive AB within the seller's legal structure up to the date of sale.

(a) Summary of acquisition

Details of the fair value of the assets and liabilities acquired and goodwill are as follows:

	$'000
Purchase consideration (refer to (b) below):	
Cash paid	70,512
Direct costs relating to the acquisition	699
Total purchase consideration	71,211
Less fair value of net identifiable assets acquired (refer to (c)	33,913
Goodwill	37,298

The goodwill is attributable to the Group's future cashflows from the sale of Interactive's server based video lottery product offerings.

(b) Purchase consideration

	$'000
Outflow of cash to acquire subsidiary, net of cash acquired	
Cash consideration	71,211
Less cash balances acquired:	
Cash	591
Outflow of cash	70,620

(c) Assets and liabilities acquired

The assets and liabilities arising from the acquisition are as follows:

	Acquiree's carrying amount $'000	Fair value $'000
Cash	591	591
Trade receivables	138	138
Other receivables	216	216
Inventories	3,044	554
Other current assets	135	135
Plant and equipment	1,340	1,340
Intangible assets: computer technology	15,403	42,030
Trade payables	(3,570)	(3,570)
Other liabilities	(66)	(66)
Deferred tax liabilities	-	(7,465)
Net assets	17,231	33,913
Net identifiable assets acquired	17,231	33,913

Note 30. Interest in jointly controlled entity

Elektronček

On 27 January 2006, a wholly owned entity of Aristocrat Leisure Limited acquired 50% of the issued shares in Elektronček d.d., which manufactures a range of electro-mechanical multi-terminal gaming products.

The acquired business contributed net profit of $9,410,000 to the Group for the period from 27 January 2006 to 31 December 2006. If the acquisition had occurred on 1 January 2006, consolidated profit for the year ended 31 December 2006 would have been $9,864,000.

(a) Summary of acquisition
Details of the fair value of the assets and liabilities acquired and goodwill are as follows:

	$'000
Purchase consideration:	
Cash paid	59,110
Direct costs relating to the acquisition	529
	59,639
Deferred settlement	6,848
Total purchase consideration	66,487
Fair value of net identifiable assets / (liabilities) acquired	(907)
Goodwill	67,394

The goodwill is attributable to Elektronček's strong market position and profitability in the increasingly popular multi-terminal segment of the gaming market and therefore for the future cashflows generated from this business.

(b) The Group's share of results of jointly controlled entity

	$'000
Revenue from ordinary activities	39,006
Expenses from ordinary activities	(26,148)
Profit from ordinary activities before income tax expense	12,858
Income tax expense relating to ordinary activities	(3,448)
	9,410
Unrealised profit on related party transactions	(2,260)
Net profit - accounted for using the equity method	7,150

(c) Interest in jointly controlled entity

	$'000
Carrying amount at beginning of year	-
Investment in jointly controlled entity acquired during the year	66,487
Share of jointly controlled entity's net profit after tax	7,150
Share of jointly controlled entity's reserves	63
Movement in foreign currency exchange translation reserves	572
Carrying amount of investment in jointly controlled entity	74,272

Share of jointly controlled entity's assets and liabilities:

	$'000
Current assets	10,787
Non-current assets	319
	11,106
Current liabilities	509
Non-current liabilities	(2,236)
	(1,727)
Net assets	9,379

	Notes	Consolidated 2006 $'000	2005 $'000	Parent entity 2006 $'000	2005 $'000
Note 31. Employee benefits					
Employee benefits and related on-cost liabilities					
Included in payables - current	17	39,598	51,066	-	-
Provision for employee benefits - current	19	8,273	8,279	-	-
Provision for employee benefits - non-current	19	6,036	4,825	-	-
Aggregate employee benefits and related on-cost liabilities		53,907	64,170	-	-
		Number	Number	**Number**	Number
Employee numbers					
Number of employees at the end of the financial year		2,282	2,140	-	-

Note 32. Share-based payments

The Remuneration Report, presented in the Directors' Report which is separately attached also provides detailed disclosure on share based payments.

(a) Performance Share Plan (PSP)

The PSP is a long-term employee share scheme that provides for eligible employees to be offered conditional entitlements to fully paid ordinary shares in the parent entity ('Performance Share Rights'). Performance Share Rights issued under the PSP are identical in all respects other than performance conditions and periods, which are detailed below.

As at 31 December 2006, 188 employees (2005: 157) were entitled to 3,909,090 (2005: 2,864,366) Performance Share Rights under this plan.

Accounting fair value of Performance Share Rights granted

The assessed accounting fair values of Performance Share Rights granted during the financial years ended 31 December 2006 and 31 December 2005 are as follows:

Performance Share Right series	Performance period start date	Performance period expiry date	Performance condition*	Accounting valuation date	Accounting valuation** $
Issued 2006					
Series 6A	1-Jan-06	31-Dec-08	TSR	1-Jan-06	6.010
Series 6B	1-Jan-06	31-Dec-08	ESPG	1-Jan-06	11.250
Series 7A***	1-Jan-06	31-Dec-08	TSR	2-May-06	8.180
Series 7B***	1-Jan-06	31-Dec-08	ESPG	2-May-06	13.090
Issued 2005					
Series 3	1-Jan-05	31-Dec-07	TSR	1-Jan-05	6.101
Series 4***	1-Jan-05	31-Dec-07	TSR	17-May-05	6.096
Series 5A	1-Jan-06	31-Dec-09	TSR	17-Oct-05	5.380
Series 5B	1-Jan-06	31-Dec-09	ESPG	17-Oct-05	9.680
Series 5C	1-Jan-06	31-Dec-10	TSR	17-Oct-05	5.340
Series 5D	1-Jan-06	31-Dec-10	ESPG	17-Oct-05	9.520

**TSR - Total Shareholder Return; EPSG - Earnings Per Share Growth*

***In accordance with accounting standards, the accounting valuation, as independently determined by Deloitte Touche Tomatsu ('Deloitte'), of a Performance Share Right with a market vesting condition (eg TSR) incorporates the likelihood that the vesting condition will be met. Whereas, the accounting valuation, as independently determined by Deloitte, of a Performance Share Right with a non-market vesting condition (eg EPSG) does not take into account the likelihood that the vesting condition will be met. Accordingly, the accounting value of a Performance Share Right with a TSR vesting condition is lower than that with an EPSG vesting condition.*

****In accordance with accounting standards, as these Performance Share Rights were granted to a director, the accounting valuation as determined by Deloitte, has been performed at the date of approval by shareholders.*

Note 32. Share-based payments (continued)

(a) Performance Share Plan (PSP) (continued)

The accounting valuation represents the independent valuation of each tranche of Performance Share Rights at their respective grant dates. The valuations have been performed by Deloitte using a Total Shareholder Return ('TSR') model and an Earnings Per Share Growth ('EPSG') model.

(i) Total Shareholder Return model

Deloitte have developed a Monte-Carlo simulation-based model which incorporates the impact of performance hurdles and the vesting scale on the value of the share rights. This pricing model takes into account such factors as the Company's share price at the date of grant, volatility of the underlying share price, risk free rate of return, expected dividend yield and time to maturity.

The accounting valuation of the rights has been allocated equally over the vesting period (either 3, 4 or 5 years).

The model inputs for share rights granted during the year ended 31 December 2006 included:

(a) share rights are granted for no consideration and have a 3 to 5 year life;
(b) exercise price: zero consideration;
(c) the grant date and expiry dates: refer to tables below;
(d) share price at grant date:
  2006: series 6A - $12.32 and series 7A - $14.00; and
  2005: series 3 - $9.91, series 4 - $9.858, series 5A - $10.83 and series 5C - $10.83; and
(e) price volatility of the Company's shares:
  2006: series 6A - 27.28% and series 7A - 30.38%; and
  2005: series 3 - 63.96%, series 4 - 66.83%, series 5A - 29.26% and series 5C - 29.26%; and
(f) dividend yield:
  2006: series 6A - 3.03% and series 7A - 3.00%; and
  2005: series 3 - 3.31%, series 4 - 3.45%, series 5A - 2.80% and series 5C - 2.57%; and
(g) risk-free interest rate:
  2006: series 6A - 5.61% and series 7A - 6.04%; and
  2005: series 3 - 5.666%, series 4 - 5.655%, series 5A - 5.78% and series 5C - 5.80%.

(ii) Earnings Per Share Growth model

Deloitte have utilised the Black-Scholes Generalised model to determine the fair value of share rights. This pricing model takes into account such factors such as the Company's share price at the date of grant, volatility of the underlying share price, risk free rate of return, expected dividend yield and time to maturity.

The accounting valuation of the rights has been allocated equally over the vesting period (ranging from 3 to 5 years).

The model inputs for share rights granted during the year ended 31 December 2006 included:

(a) share rights are granted for no consideration and have a 3 to 5 year life;
(b) exercise price: zero consideration;
(c) the grant date and expiry dates: refer to tables below;
(d) share price at grant date:
  2006: series 6B - $12.32 and series 7B - $14.00;
  2005: series 5B - $10.83 and series 5D - $10.83; and
(e) price volatility of the Company's shares:
  2006: series 6B - 27.28% and series 7B - 30.38%;
  2005: series 5B - 29.76% and series 5D - 29.26%; and
(f) dividend yield:
  2006: series 6B - 3.03% and series 7B - 3.00%;
  2005: series 5B - 2.80% and series 5D - 2.57%; and
(g) risk-free interest rate:
  2006: series 6B - 5.61% and series 7B - 6.04%;
  2005: series 5B - 5.78% and series 5D - 5.80%.

The expected price volatility is based on the annualised historical volatility of the share price of Aristocrat due to the long-term nature of the underlying share rights.

Note 32. Share-based payments (continued)

(a) Performance Share Plan (PSP) (continued)

Performance Share Rights are detailed in the tables below:

Consolidated and parent entity - 2006

Right series	Grant date	Performance period expiry date	Rights at start of year Number	Add: new rights issues Number	Less: rights exercised Number	Less: rights lapsed Number	Rights at end of year Number
PSP							
Series 1A	2-Sep-04	31-Dec-06	1,155,933	-	-	100,760	1,055,173
Series 1B	2-Sep-04	31-Dec-07	1,155,933	-	-	100,760	1,055,173
Series 2	21-Dec-04	31-Dec-06	380,000	-	-	-	380,000
Series 3	1-Jan-05	31-Dec-07	47,562	-	-	-	47,562
Series 4	17-May-05	31-Dec-07	68,343	-	-	-	68,343
Series 5A	17-Oct-05	31-Dec-09	14,149	-	-	-	14,149
Series 5B	17-Oct-05	31-Dec-09	14,149	-	-	-	14,149
Series 5C	17-Oct-05	31-Dec-10	14,149	-	-	-	14,149
Series 5D	17-Oct-05	31-Dec-10	14,148	-	-	-	14,148
Series 6A	1-Jan-06	31-Dec-08	-	553,130	-	29,009	524,121
Series 6B	1-Jan-06	31-Dec-08	-	553,127	-	29,007	524,120
Series 7A	2-May-06	31-Dec-08	-	99,001	-	-	99,001
Series 7B	2-May-06	31-Dec-08	-	99,002	-	-	99,002
			2,864,366	1,304,260	-	259,536	3,909,090

Consolidated and parent entity - 2005

Right series	Grant date	Performance period expiry date	Rights at start of year Number	Add: new rights issues Number	Less: rights exercised Number	Less: rights lapsed Number	Rights at end of year Number
PSP							
Series 1A	2-Sep-04	31-Dec-06	1,208,755	-	-	52,822	1,155,933
Series 1B	2-Sep-04	31-Dec-07	1,208,691	-	-	52,758	1,155,933
Series 2	21-Dec-04	31-Dec-06	380,000	-	-	-	380,000
Series 3	1-Jan-05	31-Dec-07	-	53,113	-	5,551	47,562
Series 4	17-May-05	31-Dec-07	-	68,343	-	-	68,343
Series 5A	17-Oct-05	31-Dec-09	-	14,149	-	-	14,149
Series 5B	17-Oct-05	31-Dec-09	-	14,149	-	-	14,149
Series 5C	17-Oct-05	31-Dec-10	-	14,149	-	-	14,149
Series 5D	17-Oct-05	31-Dec-10	-	14,148	-	-	14,148
			2,797,446	178,051	-	111,131	2,864,366

Notes to the financial statements

for the year ended 31 December 2006

Note 32. Share-based payments (continued)

(b) General Employee Share Plan (GESP)

The General Employee Share Plan is designed to provide employees with shares in the parent entity under the provisions of section 139CD of the *Australian Income Tax Assessment Act*.

During the year, the Company issued 90,455 shares (2005: 109,025) to 1,145 employees (2005: 1,225) in Australia under this plan. Due to tax complexities certain eligible staff located overseas were issued either a deferred bonus of A$1,000 cash or a contingent allocation of an equivalent number of shares (47,212 shares to 638 employees) in lieu of a share allocation under the General Employee Share Plan, subject to their continued employment for a period of three years.

The number of shares issued to participants in the scheme is the offer amount divided by the weighted average price at which the Company's shares are traded on the Australian Stock Exchange during the five days immediately before the date of the offer.

	Weighted average market price $	Consolidated 2006 Number	Consolidated 2005 Number	Parent entity 2006 Number	Parent entity 2005 Number
Shares issued under the plan to participating employees on:					
29-Jun-05	11.13	-	109,025	-	109,025
30-Jun-06	12.64	**90,455**	-	**90,455**	-
		90,455	109,025	**90,455**	109,025

(c) Long-term Performance Option Plan (POP)

The Long-term Performance Option Plan ('POP'), an executive incentive scheme to drive the continuing improvement in the Company's performance, was approved at the Annual General Meeting of the Company in May 2005. The POP provides for eligible employees to be offered conditional entitlements to options over fully paid ordinary shares in the Company, such that shares may, on exercise of such options, be allocated to eligible employees, subject to meeting performance criteria specified by the board within a set performance period.

Performance options will have an exercise price based on the value of the underlying fully paid shares at grant with vesting to the eligible employee dependent on the satisfaction of performance criteria and within a performance period specified by the board of directors (the 'Performance Criteria' and 'Performance Period', respectively).

If the Performance Criteria are satisfied at the end of the Performance Period, the POP provides for shares to be 'allocated' and registered in the name of the eligible employee on exercise of the option and payment of the exercise price, subject to disposal restrictions, until the eligible employee is entitled to have the disposal restrictions lifted, in accordance with the rules of the POP. Shares allocated under the POP may be forfeited by the Company, but only in limited circumstances such as where eligible

The POP rules permit the Company, in its discretion, to issue or acquire on-market shares which are then registered in the name of the eligible employee or in the name of an agent or trustee on behalf of the eligible employee prior to the eligible employee becoming entitled to be allocated the shares, i.e. prior to Performance Criteria being satisfied and the option being exercised. These are called unallocated shares. Rights to unallocated shares (and the associated options) will expire and they will be forfeited and sold if the Performance Criteria are not satisfied.

There have been no invitations issued to participate in this plan.

Notes to the financial statements

for the year ended 31 December 2006

Note 32. Share-based payments (continued)

(d) Employee Share Option Plan (ESOP)

The Employee Share Option Plan was established to issue options over ordinary shares in the parent entity to employees of the consolidated entity.

As at 31 December 2006, 13 employees (2005: 62) were entitled to 1,205,000 (2005: 2,888,000) options under this plan.

The Employee Share Option Plan was discontinued in 2004. Options issued pursuant to the plan are exercisable subject to the Employee Share Option Plan rules.

Options are detailed in the tables below:

Consolidated and parent entity - 2006

Option series	Notes	Grant date	Expiry date	Exercise price $*	Options at start of year Number	Less: options exercised Number	Less: options lapsed Number	Options at end of year Number
ESOP								
Series 21	(a)	20-Jul-01	20-Jul-06	6.3303	106,750	106,750	-	-
Series 22	(a)	13-Aug-01	13-Aug-06	6.5720	50,000	50,000	-	-
Series 24	(a)	25-Oct-01	25-Oct-06	6.1415	15,000	-	15,000	-
Series 25	(a)	18-Dec-01	18-Dec-06	6.0928	1,250	1,250	-	-
Series 26	(a)	7-Mar-02	7-Mar-07	5.7431	987,500	872,500	30,000	85,000
Series 27	(a)	2-Jul-02	2-Jul-07	5.2002	140,000	95,000	-	45,000
Series 28	(a)	26-Aug-03	26-Aug-08	1.3497	562,500	187,500	150,000	225,000
Series 29B	(b)	1-Sep-03	1-Sep-08	1.9503	125,000	125,000	-	-
Series 29C	(b)	1-Sep-03	1-Sep-08	2.4503	125,000	-	-	125,000
Series 29D	(b)	1-Sep-03	1-Sep-08	2.9503	125,000	-	-	125,000
Series 30	(a)	3-Nov-03	3-Nov-08	2.2177	150,000	50,000	-	100,000
Series 31A	(b)	1-Sep-04	1-Sep-09	6.7016	125,000	-	-	125,000
Series 31B	(b)	1-Sep-04	1-Sep-09	7.2016	125,000	-	-	125,000
Series 31C	(b)	1-Sep-04	1-Sep-09	7.7016	125,000	-	-	125,000
Series 31D	(b)	1-Sep-04	1-Sep-09	8.2016	125,000	-	-	125,000
					2,888,000	1,488,000	195,000	1,205,000

**The option exercise price has been adjusted for the $0.21 per share capital return paid in July 2005.*

Weighted average exercise price	$4.58	$4.79	$2.39	$4.69

The weighted average share price at the date of exercise of those options exercised during the year ended 31 December 2006 was $13.26.

The weighted average remaining contractual life of share options outstanding as at 31 December 2006 was 1.52 years. No options were forfeited during the period covered by the above table.

Notes:

(a) Options are exercisable in 4 equal tranches at intervals of 18 months, 30 months, 42 months and 54 months after grant date.

(b) Options under Tranche A are exercisable 18 months after grant date.
Options under Tranche B are exercisable 30 months after grant date.
Options under Tranche C are exercisable 42 months after grant date.
Options under Tranche D are exercisable 54 months after grant date.

Note 32. Share-based payments (continued)

(d) Employee Share Option Plan (ESOP) (continued)

Consolidated and parent entity - 2005

Option series	Notes	Grant date	Expiry date	Exercise price $	Options at start of year Number	Less: options exercised Number	Less: options lapsed Number	Options at end of year Number
ESOP								
Series 12	(a)	3-Apr-00	3-Apr-05	3.7025	923,334	923,334	-	-
Series 14B	(b)	1-Aug-00	1-Aug-05	5.5505	70,000	70,000	-	-
Series 16B	(b)	4-Sep-00	4-Sep-05	5.8189	23,000	23,000	-	-
Series 17A	(a)	1-Nov-00	1-Nov-05	5.8005	50,000	50,000	-	-
Series 17B	(b)	1-Nov-00	1-Nov-05	5.8005	419,000	419,000	-	-
Series 18	(a)	19-Feb-01	19-Feb-06	5.4124	180,000	180,000	-	-
Series 21	(a)	20-Jul-01	20-Jul-06	6.3303	215,000	108,250	-	106,750
Series 22	(a)	13-Aug-01	13-Aug-06	6.5720	50,000	-	-	50,000
Series 24	(a)	25-Oct-01	25-Oct-06	6.1415	20,000	5,000	-	15,000
Series 25	(a)	18-Dec-01	18-Dec-06	6.0928	5,000	3,750	-	1,250
Series 26	(a)	7-Mar-02	7-Mar-07	5.7431	2,007,500	966,250	53,750	987,500
Series 27	(a)	2-Jul-02	2-Jul-07	5.2002	180,000	40,000	-	140,000
Series 28	(a)	26-Aug-03	26-Aug-08	1.3497	750,000	187,500	-	562,500
Series 29A	(c)	1-Sep-03	1-Sep-08	1.4503	125,000	125,000	-	-
Series 29B	(c)	1-Sep-03	1-Sep-08	1.9503	125,000	-	-	125,000
Series 29C	(c)	1-Sep-03	1-Sep-08	2.4503	125,000	-	-	125,000
Series 29D	(c)	1-Sep-03	1-Sep-08	2.9503	125,000	-	-	125,000
Series 30	(a)	3-Nov-03	3-Nov-08	2.2177	200,000	50,000	-	150,000
Series 31A	(c)	1-Sep-04	1-Sep-09	6.7016	125,000	-	-	125,000
Series 31B	(c)	1-Sep-04	1-Sep-09	7.2016	125,000	-	-	125,000
Series 31C	(c)	1-Sep-04	1-Sep-09	7.7016	125,000	-	-	125,000
Series 31D	(c)	1-Sep-04	1-Sep-09	8.2016	125,000	-	-	125,000
					6,092,834	3,151,084	53,750	2,888,000
Weighted average exercise price					$4.63	$4.66	$5.74	$4.58

The weighted average share price at the date of exercise of those options exercised during the year ended 31 December 2005 was $10.84.

The weighted average remaining contractual life of share options outstanding as at 31 December 2005 was 2.82 years. No options were forfeited during the period covered by the above table.

Notes:

(a) Options are exercisable in 4 equal tranches at intervals of 18 months, 30 months, 42 months and 54 months after grant date.

(b) Options are exercisable in 2 equal tranches at intervals of 12 months and 24 months after grant date.

(c) Options under Tranche A are exercisable 18 months after grant date.
Options under Tranche B are exercisable 30 months after grant date.
Options under Tranche C are exercisable 42 months after grant date.
Options under Tranche D are exercisable 54 months after grant date.

Notes to the financial statements

for the year ended 31 December 2006

Note 32. Share-based payments (continued)

(d) Employee Share Option Plan (ESOP) (continued)

Options exercised during the prior financial year and number of shares issued to employees on the exercise of options:

Consolidated and parent entity					
Exercise date	**Fair value of shares at issue date $**	**2006 Number**	**Exercise date**	**Fair value of shares at issue date $**	**2005 Number**
ESOP			**ESOP**		
3-Mar-06	**12.75**	**403,750**	19-Jan-05	10.35	20,000
6-Mar-06	**12.77**	**95,000**	28-Jan-05	10.71	30,000
14-Mar-06	**13.06**	**103,750**	4-Feb-05	10.70	100,000
24-Mar-06	**13.63**	**22,500**	7-Feb-05	10.72	40,000
29-Mar-06	**13.40**	**10,000**	23-Feb-05	10.34	120,000
5-Apr-06	**14.10**	**153,750**	25-Feb-05	10.56	230,000
10-May-06	**13.69**	**22,500**	2-Mar-05	10.72	371,834
1-Jun-06	**13.54**	**58,750**	7-Mar-05	11.16	302,500
15-Jun-06	**12.63**	**19,250**	9-Mar-05	11.09	475,250
20-Jun-06	**12.60**	**3,750**	11-Mar-05	10.60	10,000
14-Sep-06	**13.13**	**332,500**	16-Mar-05	10.51	60,000
18-Sep-06	**13.07**	**32,500**	22-Mar-05	10.57	175,000
20-Sep-06	**13.41**	**22,500**	30-Mar-05	10.11	80,000
27-Sep-06	**14.13**	**90,000**	1-Apr-05	10.24	40,000
4-Oct-06	**13.83**	**87,500**	5-Apr-05	10.51	203,500
16-Oct-06	**13.83**	**10,000**	8-Apr-05	10.68	44,000
20-Oct-06	**13.57**	**5,000**	20-Apr-05	10.17	20,000
4-Dec-06	**15.47**	**10,000**	4-May-05	9.95	20,000
19-Dec-06	**16.02**	**5,000**	5-May-05	10.18	50,000
			18-May-05	10.19	7,000
			27-May-05	10.53	26,500
			31-May-05	10.42	2,500
			1-Jun-05	10.52	25,000
			17-Jun-05	10.90	50,000
			24-Jun-05	11.11	41,250
			17-Aug-05	12.97	22,500
			29-Aug-05	12.56	44,750
			31-Aug-05	12.57	15,000
			2-Sep-05	12.21	50,000
			7-Sep-05	12.59	35,000
			8-Sep-05	12.58	60,000
			12-Sep-05	12.38	8,750
			13-Sep-05	12.38	87,500
			14-Sep-05	12.44	18,750
			20-Sep-05	11.77	17,500
			21-Sep-05	11.68	5,000
			22-Sep-05	11.62	87,000
			26-Sep-05	11.95	70,000
			27-Sep-05	11.71	3,750
			30-Sep-05	11.85	66,250
			10-Oct-05	11.19	10,000
			27-Oct-05	11.42	5,000
		1,488,000			3,151,084

There are been no options exercised since the end of the financial year.
The fair value of the shares issued on the exercise of options is the average price at which the Company's shares were traded on the Australian Stock Exchange on the day the options were exercised.

Note 32. Share-based payments (continued)

(d) Employee Share Option Plan (ESOP) (continued)

	Consolidated 2006 Number	Consolidated 2005 Number	Parent entity 2006 Number	Parent entity 2005 Number
Options vested at the reporting date	**210,000**	629,250	**210,000**	629,250

	Consolidated 2006 $	Consolidated 2005 $	Parent entity 2006 $	Parent entity 2005 $
Aggregate proceeds received from employees on the exercise of options and recognised as contributed equity and reserves	**7,124,591**	15,211,321	**7,124,591**	15,211,321
Fair value of shares issued to employees on the exercise of options as at their issue date	**19,733,365**	34,679,750	**19,733,365**	34,679,750

(e) Expenses arising from share-based payment transactions
Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	Consolidated 2006	Consolidated 2005	Parent entity 2006	Parent entity 2005
Options issued under Employee Share Option Plan	**367**	767	**-**	-
Share rights issued under Performance Share Plan	**8,092**	5,732	**-**	-
Shares issued under General Employee Share Plan	**1,145**	1,213	**1,145**	1,213
	9,604	7,712	**1,145**	1,213

Note 33. Key management personnel disclosures

Directors
The following persons were directors of the Company during the financial year:

Chairman - non-executive	DJ Simpson
Executive director	PN Oneile - Chief Executive Officer and Managing Director
Non-executive directors	WM Baker
	RA Davis
	P Morris
	SAM Pitkin
	AW Steelman

Executive key management personnel
The executives who are responsible for the overall planning, directing and controlling of activities of the consolidated entity ('executive key management personnel') during the financial year are as follows:

Name	**Position**
SCM Kelly*	Chief Financial Officer
SJ Parker	Group General Manager, Sales, Marketing and Research & Development
GS Phillips	Chief Technology Officer
IH Timmis	Group General Manager, Business and Strategic Development
BJ Yahl	Group General Manager, Commercial and Legal and Company Secretary

All of the above persons were considered executive key management personnel for the full year ended 31 December 2006.
* SCM Kelly was appointed an executive director on 20 February 2007. In accordance with disclosure requirements, SCM Kelly is included in the definition of executive key management personnel for the full year ended 31 December 2006.

Note 33. Key management personnel disclosures (continued)

Remuneration

The Company has taken advantage of the relief provided by ASIC Class Order 06/50 and has transferred the detailed remuneration disclosures to the Remuneration Report, presented in the Directors' Report which is separately attached.

Performance Share Plan rights provided as remuneration and rights holdings

The numbers of Performance Share Rights in the Company held during the financial year by any key management personnel of the consolidated entity, including their personally related entities, are set out below:

2006	Series	Performance period expiry date	Accounting value per right at grant date	Balance as at 31 December 2005	Granted during the year as remuneration	Balance as at 31 December 2006
Executive director						
PN Oneile	2	31-Dec-06	$8.68	380,000	-	380,000
	4	31-Dec-07	$6.10	68,343	-	68,343
	7A	31-Dec-08	$8.18	-	99,001	99,001
	7B	31-Dec-08	$13.09	-	99,002	99,002
Executive key management personnel						
SCM Kelly	4	31-Dec-07	$6.10	21,707	-	21,707
	6A	31-Dec-08	$6.01	-	25,123	25,123
	6B	31-Dec-08	$11.25	-	25,122	25,122
SJ Parker	1A	31-Dec-06	$6.45	38,166	-	38,166
	1B	31-Dec-07	$6.25	38,165	-	38,165
	6A	31-Dec-08	$6.01	-	16,138	16,138
	6B	31-Dec-08	$11.25	-	16,137	16,137
GS Phillips	1A	31-Dec-06	$6.45	41,572	-	41,572
	1B	31-Dec-07	$6.25	41,572	-	41,572
	6A	31-Dec-08	$6.01	-	13,920	13,920
	6B	31-Dec-08	$11.25	-	13,920	13,920
IH Timmis	1A	31-Dec-06	$6.45	41,628	-	41,628
	1B	31-Dec-07	$6.25	41,627	-	41,627
	6A	31-Dec-08	$6.01	-	16,838	16,838
	6B	31-Dec-08	$11.25	-	16,837	16,837
BJ Yahl	1A	31-Dec-06	$6.45	30,000	-	30,000
	1B	31-Dec-07	$6.25	30,000	-	30,000
	6A	31-Dec-08	$6.01	-	24,746	24,746
	6B	31-Dec-08	$11.25	-	24,746	24,746

2005	Series	Performance period expiry date	Accounting value per right at grant date	Balance as at 31 December 2004	Granted during the year as remuneration	Balance as at 31 December 2005
Executive director						
PN Oneile	2	31-Dec-06	$8.68	380,000	-	380,000
	4	31-Dec-07	$6.10	-	68,343	68,343
Executive key management personnel						
SCM Kelly	4	31-Dec-07	$6.10	-	21,707	21,707
SJ Parker	1A	31-Dec-06	$6.45	38,166	-	38,166
	1B	31-Dec-07	$6.25	38,165	-	38,165
GS Phillips	1A	31-Dec-06	$6.45	41,572	-	41,572
	1B	31-Dec-07	$6.25	41,572	-	41,572
IH Timmis	1A	31-Dec-06	$6.45	41,628	-	41,628
	1B	31-Dec-07	$6.25	41,627	-	41,627
BJ Yahl	1A	31-Dec-06	$6.45	30,000	-	30,000
	1B	31-Dec-07	$6.25	30,000	-	30,000

Note 33. Key management personnel disclosures (continued)

Options provided as remuneration and option holdings

Details of options over ordinary shares in the Company provided as remuneration to any key management personnel of the consolidated entity are set out below. When exercisable, each option is convertible into one ordinary share of the Company.

2006	Note	Series	Expiry date	Exercise price	Balance as at 31 December 2005	Exercised during the year	Balance as at 31 December 2006	Vested during the year	Fair value at exercise date	Vested and exercisable at the end of the year
Executive key management personnel										
SCM Kelly	2	29B	01-Sep-08	$1.95	125,000	125,000	-	125,000	$ 1,593,750	-
	3	29C	01-Sep-08	$2.45	125,000	-	125,000	-	-	-
	4	29D	01-Sep-08	$2.95	125,000	-	125,000	-	-	-
	1	31A	01-Sep-09	$6.70	125,000	-	125,000	-	-	125,000
	2	31B	01-Sep-09	$7.20	125,000	-	125,000	-	-	-
	3	31C	01-Sep-09	$7.70	125,000	-	125,000	-	-	-
	4	31D	01-Sep-09	$8.20	125,000	-	125,000	-	-	-
SJ Parker	5	28	26-Aug-08	$1.35	150,000	50,000	100,000	50,000	$ 637,500	-
GS Phillips	5	30	03-Nov-08	$2.22	150,000	50,000	100,000	50,000	$ 677,000	-

2005	Note	Series	Expiry date	Exercise price*	Balance as at 31 December 2004	Exercised during the year	Balance as at 31 December 2005	Vested during the year	Fair value at exercise date	Vested and exercisable at the end of the year
Executive key management personnel										
SCM Kelly	1	29A	01-Sep-08	$1.45	125,000	125,000	-	125,000	$ 1,132,463	-
	2	29B	01-Sep-08	$1.95	125,000	-	125,000	-	-	-
	3	29C	01-Sep-08	$2.45	125,000	-	125,000	-	-	-
	4	29D	01-Sep-08	$2.95	125,000	-	125,000	-	-	-
	1	31A	01-Sep-09	$6.70	125,000	-	125,000	-	-	-
	2	31B	01-Sep-09	$7.20	125,000	-	125,000	-	-	-
	3	31C	01-Sep-09	$7.70	125,000	-	125,000	-	-	-
	4	31D	01-Sep-09	$8.20	125,000	-	125,000	-	-	-
SJ Parker	5	28	26-Aug-08	$1.35	200,000	50,000	150,000	50,000	$ 480,015	-
GS Phillips	5	30	03-Nov-08	$2.22	200,000	50,000	150,000	50,000	$ 423,615	-

**The option exercise price has been adjusted for the $0.21 per share capital return paid in July 2005. Where options were exercised prior to the capital return the exercise price was $0.21 higher than shown above.*

Notes:

1 – Options are exercisable 18 months after grant date.

2 – Options are exercisable 30 months after grant date.

3 – Options are exercisable 42 months after grant date.

4 – Options are exercisable 54 months after grant date.

5 – Options are exercisable in 4 equal tranches at intervals of 18, 30, 42 and 54 months after the grant date.

Note 33. Key management personnel disclosures (continued)

General Employee Share Plan provided as remuneration

The numbers of shares held under the General Employee Share Plan ('GESP') during the financial year by any of the key management personnel of the consolidated entity, including their personally related entities, are set out below:

	Balance as at 31 December 2005	Shares vested/granted during the year	Shares issued during the year	Balance as at 31 December 2006
Executive key management personnel				
SCM Kelly	352	-	79	431
SJ Parker	951	599	79	431
GS Phillips*	263	-	74	337
IH Timmis	352	-	79	431
BJ Yahl	89	-	79	168

	Balance as at 31 December 2004	Shares vested during the year	Shares issued during the year	Balance as at 31 December 2005
Executive key management personnel				
SCM Kelly	263	-	89	352
SJ Parker	862	-	89	951
GS Phillips	263	-	-	263
IH Timmis	263	-	89	352
BJ Yahl	-	-	89	89

**As an overseas employee, GS Phillips was granted a contingent right to 74 shares during the year in lieu of a share allocation under the General Employee Share Plan, subject to continued employment for a period of three years.*

Shareholdings

The numbers of shares (excluding those unvested under the General Employee Share Plan and the Performance Share Plan) in the Company held during the financial year by each key management personnel of the consolidated entity, including their personally related entities, are set out below. No amounts are unpaid on any of the shares issued. Where shares are held by the individual key management personnel and any entity under the joint or several control of the individual key management personnel they are shown as 'benefically held'. Shares held by those who are defined by AASB 124 *Related Party Disclosures* as close members of the family of the individual key management personnel are shown as 'non beneficially held'.

	Balance as at 31 December 2005	Options exercised	Net other changes during the year	Balance as at 31 December 2006
Executive director				
PN Oneile				
- non-beneficially held	6,000	-	-	6,000
Non-executive directors				
DJ Simpson				
- beneficially held	106,000	-	-	106,000
WM Baker				
- beneficially held	4,700	-	-	4,700
RA Davis				
- beneficially held	1,200	-	2,249	3,449
P Morris				
- beneficially held	12,560	-	658	13,218
SAM Pitkin				
- beneficially held	6,000	-	1,672	7,672
AW Steelman				
- beneficially held	16,000	-	-	16,000
- non-beneficially held	4,505	-	-	4,505

Note 33. Key management personnel disclosures (continued)

Shareholdings (continued)

	Balance as at 31 December 2005	Options exercised	Net other changes during the year	Balance as at 31 December 2006
Executive key management personnel				
SCM Kelly				
- beneficially held	200,000	125,000	-	325,000
SJ Parker				
- beneficially held	50,000	50,000	(19,401)	80,599
GS Phillips				
- beneficially held	169,687	50,000	(116,666)	103,021
IH Timmis				
- beneficially held	-	-	-	-
BJ Yahl				
- beneficially held	-	-	-	-

	Balance as at 31 December 2004	Options exercised	Net other changes during the year	Balance as at 31 December 2005
Executive director				
PN Oneile				
- non-beneficially held	6,000	-	-	6,000
Non-executive directors				
DJ Simpson				
- beneficially held	106,000	-	-	106,000
- non-beneficially held	17,000	-	(17,000)	-
WM Baker				
- beneficially held	-	-	4,700	4,700
RA Davis				
- beneficially held	-	-	1,200	1,200
P Morris				
- beneficially held	8,680	-	3,880	12,560
SAM Pitkin				
- beneficially held	-	-	6,000	6,000
AW Steelman				
- beneficially held	10,000	-	6,000	16,000
- non-beneficially held	-	-	4,505	4,505
Executive key management personnel				
SCM Kelly				
- beneficially held	75,000	125,000	-	200,000
SJ Parker				
- beneficially held	-	50,000	-	50,000
GS Phillips				
- beneficially held	119,687	50,000	-	169,687
IH Timmis				
- beneficially held	-	-	-	-
BJ Yahl				
- beneficially held	-	-	-	-

Notes to the financial statements
for the year ended 31 December 2006

Note 33. Key management personnel disclosures (continued)

Shareholdings (continued)

Options exercised during the year by key management personnel are shown below:

		Exercise date	Number of options exercised	Paid per share	Unpaid per share
Executive key management personnel					
SCM Kelly	**2006**	**28-Feb-06**	**125,000**	**$1.9503**	**-**
	2005	02-Mar-05	125,000	$1.6603	-
SJ Parker	**2006**	**28-Feb-06**	**50,000**	**$1.3497**	**-**
	2005	07-Mar-05	50,000	$1.5597	-
GS Phillips	**2006**	**31-May-06**	**50,000**	**$2.2177**	**-**
	2005	14-Jun-05	50,000	$2.4277	-

Shareholdings of directors and key management personnel reported as 'non-beneficially held' include those that have been disclosed under representation made to them by the parties within the AASB 124 definition of personally related entities. Directors and key management personnel have relied upon the representations made as they have no control or influence over the financial affairs of the personally related entities to substantiate the shareholdings declared. In the event that a personally related entity declines to provide shareholding details, the shareholding of that personally related entity is assumed to be nil.

Loans to key management personnel
No key management personnel held any loans with the Company during the financial year.

Other transactions with key management personnel
Refer to Note 35 of the financial statements for details of related party transactions with key management personnel.

	Consolidated 2006 $	Consolidated 2005 $	Parent entity 2006 $	Parent entity 2005 $
Note 34. Remuneration of auditors				
During the year, the following services were paid to the auditor of the parent entity and its related practices:				
Assurance services				
Audit services				
Fees paid to PricewaterhouseCoopers Australian firm:				
Audit and review of financial reports and other audit work under the *Corporations Act 2001*	**444,461**	441,044	**-**	-
Fees paid to related practices of PricewaterhouseCoopers Australian firm	**491,000**	477,282	**-**	-
Total remuneration for audit services	**935,461**	918,326	**-**	-
Other assurance services				
Fees paid to PricewaterhouseCoopers Australian firm	**10,000**	33,400	**-**	-
Fees paid to related practices of PricewaterhouseCoopers Australian firm	**97,337**	79,892	**-**	-
Total remuneration for other assurance services	**107,337**	113,292	**-**	-
Total remuneration for assurance services	**1,042,798**	1,031,618	**-**	-
Advisory services				
Fees paid to PricewaterhouseCoopers Australian firm:				
Legal and compliance	**9,900**	2,950	**-**	-
Fees paid to related practices of PricewaterhouseCoopers Australian firm	**-**	-	**-**	-
Total remuneration for advisory services	**9,900**	2,950	**-**	-

Audit fees for the parent entity were paid by a subsidiary entity.

Note 35. Related parties

(i) Other transactions with key management personnel

There were no transactions with directors and key management personnel, other than:

Sale of gaming machines in 2006 of $898,531 provided on normal terms and conditions to venues owned by National Leisure & Gaming Limited of which SAM Pitkin holds the position of non-executive chairman.

Financial consulting services in 2005 of $100,656 provided on normal terms and conditions by N M Rothchild & Sons (Australia) Limited of which RA Davis holds the position of Consulting Director - Investment Banking.

(ii) Wholly-owned group

The wholly-owned group consists of the parent entity and its wholly-owned controlled entities set out in Note 27.

All transactions between entities within the wholly-owned group during the years ended 31 December 2006 and 31 December 2005 have been eliminated on consolidation.

Transactions between Aristocrat Leisure Limited and other entities in the wholly-owned group during the years ended 31 December 2006 and 31 December 2005 consisted of:

(a) loans advanced by Aristocrat Leisure Limited;
(b) loans repaid to Aristocrat Leisure Limited;
(c) the receipt of interest on the USD denominated loan to Aristocrat International Pty Ltd;
(d) the payment of dividends to Aristocrat Leisure Limited;
(e) management fees charging out costs in relation to the General Employee Share Plan; and
(f) a tax sharing and funding agreement.

The above transactions were made on normal commercial terms and conditions and at market rates, except that there are no fixed terms for the repayment of principal on loans advanced by Aristocrat Leisure Limited. The average interest rate charged on the loan to Aristocrat International Pty Ltd during the year was 6.376% (2005: 4.46%).

	Parent entity	
	2006	2005
	$	$
Aggregate amounts included in the determination of profit from ordinary activities before income tax that resulted from transactions with entities in the wholly-owned group		
Other revenue - management fee	**-**	1,213,448
Interest revenue	**7,609,370**	9,621,059
Dividend revenue	**100,000,000**	90,000,000
Foreign exchange losses in relation to intercompany loan	**3,074,868**	(11,220,535)

Aggregate net amount receivable from entities in the wholly-owned group at balance date		
Current		
Tax related amounts receivable from wholly-owned entities	**63,100,692**	78,514,185
Non-current		
Receivable from wholly-owned entities	**86,607,946**	335,231,613

Notes to the financial statements
for the year ended 31 December 2006

Note 35. Related parties (continued)

(iii) Transactions with related parties

The following transactions occurred with related parties:

	Consolidated 2006 $	Consolidated 2005 $	Parent entity 2006 $	Parent entity 2005 $
Jointly controlled legal entity				
Revenue				
Service fee	**55,087**	-	**-**	-
Reimbursement of travel and accommodation	**17,881**	-	**-**	-
Purchase of goods and services				
Purchase of gaming equipment	**13,831,341**	-	**-**	-
Current receivables *(service fee)*	**55,087**	-	**-**	-
Current payables *(purchase of goods and services)*	**7,923,338**	-	**-**	-

	Consolidated 2006 $	Consolidated 2005 $	Parent entity 2006 $	Parent entity 2005 $
Net amount receivable from minority shareholder as at balance date				
Current				
Receivable from related entity - interest	**1,009,548**	-	**-**	-
Receivable from related entity - loan	**480,735**	-	**-**	-
Non-current				
Receivable from related entity - loan	**6,148,092**	-	**-**	-

On 31 May 2006, Aristocrat International Pty Limited a wholly owned entity advanced to Yabohle Investments (Proprietary) Limited the minority shareholder of the Group's South African operations, a 7 year loan of ZAR43,400,000.

The loan is secured over the shares of the South African legal entity and shareholders dividends are re-directed as repayments against the loan balance.

The interest rate payable is at 1% less than the prime bank overdraft rate charged by an approved bank of the Republic of South Africa.

Note 36. Earnings per share

	2006 Cents	Consolidated 2005 Cents
Basic earnings per share	**51.2**	51.4
Diluted earnings per share	**50.9**	51.1

	2006 Number	Consolidated 2005 Number
Weighted average number of ordinary shares used as the denominator		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	**466,585,445**	475,122,352
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	**466,585,445**	475,122,352
Effect of share options	**1,104,951**	2,047,228
Effect of Performance Share Rights	**1,754,804**	1,187,445
Effect of convertible subordinated bonds	**-**	-
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	**469,445,200**	478,357,025

	2006 $'000	Consolidated 2005 $'000
Reconciliation of earnings used in calculating diluted earnings per share		
Net profit attributable to members of Aristocrat Leisure Limited	**238,898**	244,321
After tax effect of interest on convertible subordinated bonds	**-**	-
Earnings used in calculating diluted earnings per share	**238,898**	244,321

Information concerning the classification of securities

(a) Options

Options granted to employees under the Aristocrat Employee Share Option Plan and the Employee Share Option Plan are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share. The options have not been included in the determination of basic earnings per share. Details of options in relation to the financial year ended 31 December 2006 are set out in Notes 32 and 33. Options exercised since the reporting date are set out in Note 32.

Included within the weighted average number of potential ordinary shares related to share options are 63,738 (2005: 13,460) share options that had lapsed during the year and 381,482 (2005: 508,364) share options that had been exercised during the year.

(b) Convertible subordinated bonds

Convertible subordinated bonds are considered to be potential ordinary shares up until the date of redemption, 20 December 2004, and have been included in the determination of diluted earnings per share up until that date. The bonds have not been included in the determination of basic earnings per share. Details relating to the bonds are set out in Note 18.

(c) Performance Share Rights

Rights granted to employees under the Performance Share Plan are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share. The rights have not been included in the determination of basic earnings per share. Details relating to the rights are set out in Notes 32 and 33.

Included within the weighted average number of potential ordinary shares related to performance share rights are 87,475 (2005: 48,526) share rights that had lapsed during the year.

Notes to the financial statements

for the year ended 31 December 2006

Note 36. Earnings per share (continued)

(d) Share-based payments trust

Shares purchased on-market through the Aristocrat Employee Equity Plan Trust have been treated as shares bought back and cancelled for the purpose of the calculation of the weighted average number of ordinary shares used as the denominator in calculating basic earnings per share.

Shares issued through the Aristocrat Employee Equity Plan Trust on the exercise of options have been treated as shares issued from capital for the purpose of the calculation of the weighted average number of ordinary shares used as the denominator in calculating basic earnings per share.

Note 37. Reconciliation of profit from ordinary activities after income tax to net cash flow from operating activities

	Consolidated		Parent entity	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Profit from ordinary activities after income tax	**240,055**	244,321	**99,452**	90,878
Depreciation and amortisation	**31,415**	39,735	**-**	-
Dividends	**-**	-	**(100,000)**	(90,000)
Other income	**-**	-	**-**	(1,213)
Equity settled share-based payments	**9,604**	7,712	**1,145**	1,213
Non-cash interest expense	**3,472**	1,243	**3,400**	1,243
Net loss on sale of intangible assets	**-**	15	**-**	-
Net (gain) / loss on sale of property, plant and equipment	**840**	(70)	**-**	-
Share of net profits of jointly controlled entity	**(7,150)**	-	**-**	-
Realised exchange differences arising from the partial settlement of a long-term loan which formed part of the net investment in a foreign operation	**5,975**	-	**-**	-
Net foreign exchange differences	**(660)**	2,450	**(4,015)**	(1,078)
Partial sale of subsidiary	**(6,219)**	-	**-**	-
Change in operating assets and liabilities:				
- Decrease / (increase) in receivables and deferred revenue	**96,319**	(66,454)	**15,214**	(32,721)
- Decrease / (increase) in inventories	**14,274**	(12,740)	**-**	-
- Decrease / (increase) in other operating assets	**-**	(841)	**-**	-
- Increase / (decrease) in tax balances	**(31,450)**	38,622	**(14,021)**	32,858
- Increase / (decrease) in trade creditors and payables	**(143,618)**	134,552	**2,744**	(59)
- Increase / (decrease) in other provisions	**(8,185)**	4,608	**-**	-
Net cash inflow / (outflow) from operating activities	**204,772**	393,153	**3,919**	1,121

Note 38. Deed of cross guarantee

Aristocrat Leisure Limited, Aristocrat International Pty Ltd, and Aristocrat Technologies Australia Pty Ltd were parties to deed of cross guarantee in 2005 that has been lodged with and approved by the Australian Securities & Investments Commission. Aristocrat (Philippines) Pty Ltd and Aristocrat (Macau) Pty Ltd joined the deed on 22 December 2006. Under the deed of cross guarantee each of the above named companies guarantees the debts of the other named companies. By entering into the deed, the wholly owned entities have been relieved from the requirement to prepare a financial report and Directors' report under Class Order 98/1418 (as amended by Class Orders 98/2017, 00/0321, 01/1087, 02/0248 and 02/1017) issued by the Australian Securities & Investments Commission.

The above companies represent a 'Closed Group' for the purposes of the Class Order, and as there are no other parties to the deed of cross guarantee that are controlled by Aristocrat Leisure Limited, they also represent the 'Extended Closed Group'.

Set out below is a consolidated income statement of the 'Closed Group':

	2006 $'000	2005 $'000
Condensed income statement		
Profit before income tax	325,095	284,516
Income tax expense	(91,079)	(83,898)
Profit for the year	234,016	200,618

Set out below is a summary of movements in consolidated retained profits of the 'Closed Group':

	2006 $'000	2005 $'000
Retained earnings at the beginning of the financial year	245,360	112,752
Transfers in from reserves and other	-	(533)
Adjustment on adoption of AASB 132 and AASB 139 (net of tax)	-	(731)
Profit for the year	234,015	200,618
Dividends paid	(149,947)	(66,746)
Retained earnings at the end of the financial year	329,428	245,360

Set out below is a consolidated balance sheet of the 'Closed Group'.

	2006 $'000	2005 $'000
Current assets		
Cash and cash equivalents	68,954	184,973
Receivables	60,979	77,801
Inventories	21,839	15,941
Tax assets	-	510
Total current assets	151,772	279,225
Non-current assets		
Receivables	77,262	276,038
Financial assets	246,305	85,580
Property, plant and equipment	55,195	56,792
Deferred tax assets	20,724	30,016
Intangible assets	2,254	2,267
Total non-current assets	401,740	450,693
Total assets	553,512	729,918

Note 38. Deed of cross guarantee (continued)

	2006 $'000	2005 $'000
Current liabilities		
Payables	**97,771**	90,942
Borrowings	**-**	175,808
Current tax liabilities	**48,111**	64,424
Provisions	**11,249**	11,436
Other liabilities	**7,615**	7,283
Total current liabilities	**164,746**	349,893
Non-current liabilities		
Provisions	**4,534**	3,904
Other liabilities	**39,067**	41,364
Total non-current liabilities	**43,601**	45,268
Total liabilities	**208,347**	395,161
Net assets	**345,165**	334,757
Equity		
Contributed equity	**53,573**	88,240
Reserves	**(37,836)**	1,157
Retained earnings	**329,428**	245,360
Total equity	**345,165**	334,757

Directors' declaration

for the year ended 31 December 2006

In the directors' opinion:

(a) the financial statements and notes set out on pages 1 to 71 are in accordance with the *Corporations Act 2001* including:

(i) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and

(ii) giving a true and fair view of the Company's and consolidated entity's financial position as at 31 December 2006 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(c) the audited remuneration disclosures set out on pages 9 to 31 of the directors' report comply with Accounting Standards AASB 124 *Related Party Disclosures* and the *Corporations Regulations 2001*; and

(d) at the date of this declaration, there are reasonable grounds to believe that the members of the Extended Closed Group identified in Note 38 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee described in Note 38.

The directors have been given declarations by the chief executive officer and chief financial officer required by section 295A of the *Corporations Act 2001*.

This declaration is made in accordance with a resolution of the directors.

DJ Simpson
Chairman

Sydney
20 February 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

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SYDNEY NSW 1171
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Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent audit report to the members of Aristocrat Leisure Limited

Audit opinion

In our opinion:

1. the financial report of Aristocrat Leisure Limited:

   - gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of Aristocrat Leisure Limited and the Aristocrat Leisure Limited Group (defined below) as at 31 December 2006, and of their performance for year ended on that date, and

   - is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001* and

2. the remuneration disclosures that are contained on pages 10 to 31 of the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures* (AASB 124) and the *Corporations Regulations 2001.*

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report, remunerations disclosures and directors' responsibility

The financial report comprises the balance sheet, income statement, cash flow statements, statement of changes in equity, accompanying notes to the financial statements, and the directors' declaration for both Aristocrat Leisure Limited (the company) and the Aristocrat Leisure Limited Group (the consolidated entity), for the year ended 31 December 2006. The consolidated entity comprises both the company and the entities it controlled during that year.

The company has disclosed information about the remuneration of directors and executives (remuneration disclosures) as required by AASB 124, under the heading "remuneration report" on pages 10 to 31 of the directors' report, as permitted by the *Corporations Regulations 2001.*

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001.* This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

PRICEWATERHOUSECOOPERS

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with AASB 124 and the *Corporations Regulations 2001*. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations, changes in equity and cash flows. We also performed procedures to assess whether the remuneration disclosures comply with AASB 124 and the *Corporations Regulations 2001*.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and remuneration disclosures, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

R L Gavin
Partner

Sydney
20 February 2007

Management discussion and analysis for the 12 months ended 31 December 2006 Aristocrat Leisure Limited ABN 44 002 818 368

Summary

Key performance indicators for the current and prior year are set out below:

	2006 $Million	2005 $Million	Variance $Million	%
Total Revenue from Ordinary Activities	1,094.7	1,317.0	(222.3)	(16.9)%
Earnings Before Interest and Tax (EBIT)	335.3	358.4	(23.1)	(6.4)%
Profit After Tax	240.1	244.3	(4.2)	(1.7)%
Profit After Tax and Minority Interest	239.0	244.3	(5.3)	(2.2)%
Net Working Capital/Revenue	7.7%	3.4%	n/a	(4.3) pts
Operating Cash Flow	204.8	393.2	(188.4)	(47.9)%
Closing Net (Debt)/Cash	(40.8)	183.7	(224.5)	(122.2)%
Earnings Per Share (Fully Diluted)	50.9 c	51.1 c	(0.2) c	(0.4)%
Total Dividends Per Share	36.0 c	30.0 c	6.0 c	20.0%

Overall market and regulatory conditions across global gaming markets remained difficult throughout the year. Of particular note, Japanese revenue declined $323.3 million and Segment Contribution Profit fell $93.6 million as the transition to new industry regulations ("Regulation 5") caused short-term uncertainties in the entire market.

Despite these adverse conditions, the Company's North and South American, Asia Pacific, European and South African businesses experienced strong growth and improved profit contributions, offsetting much of the unfavourable impact of Japan.

Total Revenue decreased 16.9% to $1,094.7 million while EBIT fell 6.4% to $335.3 million. However, excluding Japan, Management Revenue and Segment Contribution Profit increased 14.3% and 26.7% respectively (refer Segment Results).

Operating cash flow decreased 47.9% to $204.8 million, representing 18.7% of revenue. As flagged at the beginning of the year, operating cash flow was significantly impacted by the unwinding of the phasing of receipts and payments associated with the release of *Kyojin-no-hoshi 3™* in Japan which had favourably benefited cash flows in the prior year. In addition, higher tax payments primarily from supplementary payments in 2006 as a result of a favourable instalment rate in the prior year and the higher 2005 profit also impacted cash flow. After adjusting for the estimated $100 - $110 million impact of these timing differences, operating cash flow approximated $310 million, or 28.3% of revenue.

At period end, debt exceeded cash on hand by $40.8 million, a $224.5 million turnaround from the net cash position at 31 December 2005. This reduction reflects the unwinding of prior year cash flow timing differences together with the $153.5 million spent on acquisitions and $239.9 million returned to shareholders through dividends and other capital management initiatives during the year. The Company continued to acquire shares under both its on-market share buy-back program and in satisfaction of outstanding contingent obligations under employee share based remuneration plans during the year. A total of 7.4 million shares, representing 1.6% of outstanding shares, were acquired at a cost of $90.6 million under these programs during 2006.

A combination of lower earnings and a lower weighted average number of shares saw fully diluted earnings decrease by 0.4% to 50.9 cents per share.

In summary, while the market situation in Japan for the majority of the year was disappointing, the strong performance of the Company's other businesses, particularly North and South America, Asia Pacific, South Africa and Europe have enabled the Company to report a full year result only 2.2% lower than the prior year despite the $93.6 million EBIT turnaround in Japan.

Income Statement

(Analysis throughout this section refers to the results reported on a management reported basis*).

The Company reported a full year Profit After Tax and Minorities of $239.0 million. This result represents a small decline on the $244.3 million profit reported in the prior year.

The operating results for the year are summarised below.

- Segment Results

Full year	Segment revenue 2006 $m	Segment revenue 2005 $m	Segment revenue Var %	Profit / (loss) 2006 $m	Profit / (loss) 2005 $m	Profit / (loss) Var %	% Margin 2006 %	% Margin 2005 %	% Margin Var Pts
Segment results									
Australia	276.2	271.1	1.9%	109.7	106.8	2.7%	39.7%	39.4%	0.3
North America	565.2	498.9	13.3%	252.4	182.3	38.5%	44.7%	36.5%	8.2
South America	27.5	13.5	103.7%	12.2	4.9	149.0%	44.4%	36.3%	8.1
New Zealand	26.6	37.3	-28.7%	11.5	15.0	-23.3%	43.2%	40.2%	3.0
Japan	50.4	373.7	-86.5%	(5.6)	88.0	-106.4%	-11.1%	23.5%	(34.6)
Other International#	127.5	105.8	20.5%	42.5	31.7	34.1%	33.3%	30.0%	3.3
ACE Interactive	2.4	-	n/a	(7.4)	-	n/a	-308.3%	-	n/a
Electroncek*	34.0	-	n/a	10.6	-	n/a	31.2%	-	n/a
Total segment results	**1,109.8**	**1,300.3**	**-14.7%**	**425.9**	**428.7**	**-0.7%**	**38.4%**	**33.0%**	**5.4**
Total segment results (excl. Japan)	**1,059.4**	**926.6**	**14.3%**	**431.6**	**340.7**	**26.7%**	**40.7%**	**36.8%**	**3.9**
							% Revenue		
Unallocated expenses									
Research and development				(95.2)	(65.8)	44.7%	-8.6%	-5.1%	(3.5)
Foreign exchange				(0.1)	2.0	-105.0%	0.0%	0.2%	(0.2)
Corporate / other				7.9	(6.5)	-221.5%	0.7%	-0.5%	1.2
Net non-recurring items				0.2	-	n/a	0.0%	-	n/a
Total unallocated expenses				**(87.2)**	**(70.3)**	**24.0%**	**-7.9%**	**-5.4%**	**(2.5)**
Earnings before interest and tax				**338.7**	**358.4**	**-5.5%**	**30.5%**	**27.6%**	**2.9**
Interest				(2.4)	5.6	-142.9%	-0.2%	0.4%	(0.6)
Profit before tax				**336.3**	**364.0**	**-7.6%**	**30.3%**	**28.0%**	**2.3**
Income tax				**(96.2)**	**(119.7)**	**-19.6%**	**-8.7%**	**-9.2%**	**0.5**
Profit after tax				**240.1**	**244.3**	**-1.7%**	**21.6%**	**18.8%**	**2.8**
Minority interest				(1.1)	-	n/a	-0.1%	-	n/a
Profit after tax after minority interest				**239.0**	**244.3**	**-2.2%**	**21.5%**	**18.8%**	**2.7**

* Management reported basis includes the Company's share of associate company Revenue, Segmental Profit (EBIT), Interest and Tax on their respective lines. On a statutory reported basis, the Company's share of associate company Profit after Tax is included as a one line income item only. In the prior corresponding period, statutory and management results were the same, as the Company did not have any investment in associate companies at that time.

\# Other international revenue and profit excludes the sale of a 28% minority interest in the South African business

- Segment Revenue

Total Segment Revenue decreased by $190.5 million (down 14.7%) to $1,109.8 million primarily as a result of the decline in Japan. Excluding Japan, Segment Revenue increased by 14.3%. After adjusting for the impact of foreign exchange rates compared to the prior year, underlying local currency revenue growth (excluding Japan) was $134.4 million or 14.5%.

Apart from Japan and New Zealand, all businesses increased revenue. After three years of declines, Australian revenue increased, albeit marginally (1.9%, $5.1 million), despite the maturity of the market and the continuation of the difficult operating environment as sentiment showed early signs of improvement. North American revenue increased (13.3%, $66.3 million), primarily driven by improved pricing, in a relatively subdued market. South American revenue increased (103.7%, $14.0 million) off a relatively low base due to increased sales to key accounts under the Company's low risk distribution policy. In New Zealand, revenue declined (28.7%, $10.7 million) principally due to the continuing fall in the installed base of gaming machines and the impact of new restrictions which limited new product demand. In Japan, revenue fell (86.5%, $323.3 million) to $50.4 million as a result of market issues associated with the transition to Regulation 5. Although one new Regulation 5 game (*Kaido-oh* ™ also known as *Bakuretsu-oh 2* ™) was released towards the end of the year, generating sales of 10,100 units, demand for Regulation 5

games was generally limited. The balance of Japanese revenue represents residual sales of *Kyojin-no-hoshi 3*™, which was launched in 2005.

In other international regions, revenue performance was positive with Asia Pacific reporting strong growth as the Company continued to capture a significant share of this rapidly expanding market. South African revenues increased by 12.3% compared to the prior period while European revenues increased by 3.9% despite the Russian market being stalled.

Revenue contributions were also made by the Company's newly acquired businesses during the year. ACE Interactive, a start-up business which was acquired on 5 May 2006, made a small revenue contribution ($2.4 million), while the Company's 50% share of Elektronček's revenue, since acquisition on 27 January 2006, amounted to $34.0 million.

These results are discussed in more detail in the Business Segment Review.

- Earnings

Management EBIT declined by 5.5% or $19.7 million compared with the prior year. Excluding the Japanese segment, Segment Contribution Profit increased by 26.7% to $431.5 million.

The overall improvement in contributions from non-Japanese business segments was predominantly driven by the North American business where profitability increased by $70.1 million. Increased Segment Contribution Profit was also reported for all other non-Japanese business segments except New Zealand where margin increases were not sufficient to offset sharply lower revenue. The Company's 50% owned multi-terminal business (Elektronček) contributed $10.6 million to EBIT, representing a 31.2% margin on revenue. The aforementioned market regulatory transition issues resulted in the Japanese business reporting a segment loss of $5.6 million, a $93.6 million turnaround on the prior year. This result includes a $7.4 million provision for inventories of unique parts of *Kyojin-no-hoshi 3*™.

Overall non-Japan business segment margin improved by 3.9 points to 40.7%, with all business segments improving profitability relative to sales. This seventh consecutive reporting period of overall Segment Margin improvement continues to reflect improved product mix, higher average selling prices and the on-going focus on cost control and leverage of business infrastructure.

Net unallocated expenses increased $16.9 million (up 24.0%). This primarily results from an increase of $29.4 million (44.7%) in research and development costs offset by an improvement in net Corporate/other costs (reflecting lower legal costs and improved supply chain efficiency). Higher research and development costs result from an increase in new product delivery output, investments in new technologies and the acquisition of ACE Interactive. As a percentage of management revenue, research and development expenditure rose to 8.6% for the year compared to 5.1% for 2005.

Two one-off items are also included within net unallocated expenses, although these net to only a $0.2 million gain on a pre-tax basis (net gain of $1.7 million on a post-tax basis). The first item results from the recognition of a pre-tax $6.0 million (post-tax $4.5 million) expense associated with inter-group loans related to the Company's convertible bonds. This non-cash accounting adjustment is required under International Accounting Standards on the realisation of amounts held in the foreign currency translation reserve. The second item relates to the recognition of a $6.2 million (pre and post-tax) profit on the sale of 28% of the Company's South African business.

Interest expense exceeded interest income by $2.4 million, compared to net interest income of $5.6 million in the prior year, reflecting the reduction in the Company's average cash balances and the move into a net debt position at year end.

- Tax

The effective tax rate for the year of 28.6% is lower than the 2005 effective tax rate of 32.9% as a result of the impact of tax losses incurred in Japan where marginal tax rates are 42.0%, the benefit of research and development tax concessions on higher spend and the non-taxable gain on the disposal of a minority interest in the South African business.

The franking outlook continues to remain positive and as a result, the 2006 interim dividend paid in September 2006 was fully franked. The 2006 final dividend payable on 23 March 2007 will also be fully franked. However, while the franking outlook continues to be generally positive, given the international structure of the Company and the increasing proportion of offshore earnings, it is not possible to reliably determine the extent to which future dividends will be franked.

Earnings Per Share

The Company's Profit after Tax, combined with a reduction in the weighted average number of shares (as a result of the impact of the Company's capital management initiatives), has resulted in fully diluted earnings per share declining by 0.2 cents (down 0.4%) to 50.9 cents. Basic earnings per share decreased by 0.2 cents to 51.2 cents (down 0.4%).

Balance Sheet

The Balance Sheet can be summarised as follows:

	2006 $Million	2005 $Million
Net Working Capital	83.9	44.9
Other Current/Non-Current Assets	80.5	83.2
Property, Plant and Equipment	117.9	116.5
Investments in Associate and Other Companies	93.2	-
Intangibles	146.4	76.2
Other Current/Non-Current Liabilities	(111.9)	(128.6)
Net Tax Balances	(4.2)	(24.3)
Funds Employed	405.8	167.9
Net (Debt)/Cash	(40.8)	183.7
Shareholders' Funds	**365.0**	**351.6**

Net Working Capital increased from $44.9 million at 31 December 2005 to $83.9 million. This increase, which was flagged at the time of the Company's 2005 full year results, was largely driven by unwinding of a particularly favourable opening position arising from the phasing of payments and receipts associated with last year's sale of *Kyojin-no-hoshi 3*™ in Japan. The overall result was also favourably impacted by strong collections in Australia following solid sales in the last quarter of 2005 and a fall in inventory levels as a result of efficiencies in the supply chain, offset by higher year-end receivables in the Americas due to a greater proportion of sales in the final quarter. Overall, inventory levels (excluding Japan) declined 3.5%. Net Working Capital as a percentage of the last 12 months' revenue increased from an abnormally low 3.4% at 31 December 2005 to 7.7% at 2006 year end, remaining well within the Company's stated 10% target. Net Working Capital in individual months remain subject to fluctuation as a result of particular trading initiatives such as major product launches.

Property, Plant and Equipment increased marginally reflecting total capital expenditure of $36.9 million, offset by depreciation. Total capital spend on participation units was a modest $15.8 million as a result of the small net increase in the installed base with on-going "stay-in-business" capital expenditure amounting to $21.1 million.

Investments represents the Company's 50% holding in Elektrončk and 19.2% in PokerTek, Inc. (NASDAQ: PTEK), both of which were acquired during 2006.

Intangible assets have increased by $70.2 million since 31 December 2005. This is primarily due to the acquisition of ACE Interactive.

Other Liabilities decreased $16.7 million to $111.9 million as a result of lower progressive jackpot liabilities in North America combined with lower revenue billed in advance.

Net Tax Balances decreased as a result of the $115.4 million of tax payments made in the year in respect of income tax obligations rising from the record 2005 profit result, offset by taxes payable on the current period profit.

In overall terms, Shareholders' Funds increased from $351.6 million at 31 December 2005 to $365.0 million. This change reflects the $239.0 million profit for the period offset by $149.3 million of dividend payments, a $34.6 million reduction in equity arising from shares bought back and a $43.2 million movement in reserves primarily related to share based payments.

Statement of Cash Flows

Effective cash flow management continues to be one of the Company's key strategies. As previously noted, cash flow for the year was negatively impacted by the unwinding of prior year timing benefits, which impacted operating cash flow by approximately $100 million.

The movement in net cash (cash less debt), after eliminating foreign exchange movements is set out below:

	$Million	$Million
Net cash - opening balance	**183.7**	**119.6**
EBIT	335.3	358.4
Depreciation and amortisation	31.4	39.7
EBITDA	366.7	398.1
Non-cash adjustments:		
- Net (profit)/loss on sale of non-current assets	0.8	(0.1)
- Share of Elektronček profit after tax	(7.2)	-
- Net profit on sale of interest in subsidiary	(6.2)	-
- Transfer from foreign currency translation reserve	6.0	-
- Net foreign exchange differences	(1.3)	2.5
- Expensing of costs of share-based payments	9.6	7.7
Net interest (paid)/received	(0.4)	6.6
Net tax paid	(115.4)	(65.9)
Change in operating assets and liabilities	(47.8)	44.3
Net cash inflow from operating activities	**204.8**	**393.2**
Payments for acquisitions	(153.5)	-
Net cash outflow from other investing activities	(36.1)	(36.9)
Proceeds from sale of interest in subsidiary	8.2	-
Loans to non-related parties	(9.0)	-
Proceeds from exercise of options	7.1	15.2
Payment for capital return	-	(100.4)
Payments for shares bought back	(34.6)	(102.4)
Payments to employee share trust	(56.0)	(26.0)
Dividends paid	(149.3)	(66.7)
Net repayment of borrowings	(5.8)	(0.1)
Movement in net cash	**(224.2)**	**75.9**
Effect of exchange rate changes on net cash	(0.3)	(11.8)
Net (debt)/cash - closing balance	**(40.8)**	**183.7**

The lower EBITDA result, coupled with a $49.5 million increase in tax payments, lower net interest receipts, and an estimated $60 - $70 million unwinding of prior year favourable working capital timing differences drove operating cash flow down $188.4 million (47.9%) to $204.8 million.

Payments for acquisitions represents investments in Elektronček, PokerTek, Inc. and ACE Interactive, while total spend on other investing activities remained in line with the prior year.

A total of $34.6 million was spent acquiring approximately 2.9 million shares under the Company's share buy-back program during the year. The Company also spent $56.0 million acquiring approximately 4.4 million shares to satisfy obligations under employee share-based remuneration plans.

The overall impact of changes in foreign exchange rates since 31 December 2005 amounted to only $0.3 million.

Cash flow in the statutory format is set out in the Financial Statements.

Dividends

A final dividend in respect of the year ended 31 December 2006 of 24.0 cents per share ($112.3 million) has been declared and will be paid on 23 March 2007 to shareholders on the register at 5.00pm on 9 March 2007. This dividend will be fully franked. The Directors have determined that the Dividend Reinvestment Plan ("DRP") will operate in respect of this dividend for shareholders resident in Australia and New Zealand, with shares acquired on-market to satisfy those shares to be provided under the Plan. No discount will apply in determining the DRP issue price.

An interim dividend of 12.0 cents per share ($56.1 million), fully franked, was paid on 19 September 2006.

The total dividend paid in respect of the 2006 year amounted to 36.0 cents per share, fully franked, representing a 71% payout ratio and a 20% increase on the total dividend payout of 30 cents per share in 2005.

Capital Management

Given the Company's strong underlying cash flows and financial position, it has continued to proactively evaluate and initiate capital management opportunities. The Company's overall strategic capital management objectives remain unchanged, namely to maintain a conservative funding structure, which provides sufficient flexibility to fund the operational demands of the business and to underwrite any strategic opportunities.

Taking this into account, the Company has continued to progress a number of capital management initiatives during the year:

- in August 2005, the Company announced its intention to acquire shares on-market through the Aristocrat Employee Equity Plan Trust ("AEEPT") in anticipation of satisfying outstanding contingent obligations in respect of share-based remuneration plans. In doing so, the Company mitigates the dilutionary impact of share issues which would otherwise be necessary to satisfy such obligations as they crystallise. In the year ended 31 December 2006, a total of approximately 4.4 million shares at an average price of $12.70 per share (total cost $56.0 million) were purchased. This brings the total number of shares acquired under this program to 6.6 million shares of which 2.0 million shares had been allocated at the end of the year. Vested and unvested commitments at 31 December 2006 amounted to 5.2 million shares, of which the AEEPT held 4.6 million shares. The Company will continue to consider further purchases as necessary to mitigate the dilutionary impact of any further share-based remuneration grants.

- in November 2005, subsequent to the conclusion of the Company's first $100 million share buy-back program, the Company announced a further $100 million share buy-back program. As at 31 December 2006, approximately 4.0 million shares at an average price of $11.93 per share (total cost $47.6 million) had been acquired under this second buy-back, leaving the program 47.6% complete. In December 2006, the Company announced a 12 month extension to the timeframe (to December 2007) over which the second buy-back will run.

- in April 2006, the Company established an additional USD200 million (A$253 million) Letter of Credit Facility to provide additional strategic and capital management flexibility. Including this new facility, total available facilities amount to $575 million.

- During the year, the Company entered into "Receipt and Release Agreements" with all but three of the holders of the Company's convertible bonds ("Bonds"). Under these agreements, the Company paid those holders a sum representing an amount equal to their respective pro-rata shares of the principal amount of the Bonds. The Company also entered into an agreement with one bondholder under which the Company resolved that bondholder's claim by paying a total of approximately USD1.1 million being principal and interest to maturity (30 May 2006). An amount of USD0.5 million, equal to the remaining principal, was subsequently deposited in Court. The Company funded these payments, totalling approximately USD130 million, from cash and bank facilities. Details of the Bond litigation are set out in Note 25 of the Financial Statements.

The Company is confident that it retains ample financial flexibility and its actions are consistent with its overall capital management objectives. The outlook for cash flow remains positive, with the business requiring limited capital investment to grow organically combined with tight controls over working capital and continued focus on cash flow management. The Company will continue to proactively review capital management initiatives on an on-going basis.

Bank Facilities

The Company had committed bank facilities of $300 million and a USD200 million Letter of Credit facility at 31 December 2006, of which $164.3 million was drawn. The Company remains confident that, given the strong cash generation of the business and the current cash on hand balance, these facilities remain adequate to meet the on-going requirements of the business and provide sufficient flexibility to enable the Company to execute strategic opportunities as they arise.

Debt Ratios

The Company's interest and debt coverage ratios remain very strong:

Ratio	31 December 2006	31 December 2005
Debt/EBITDA*	0.4 X	0.4 X
Net Debt (Cash)/EBITDA*	0.1 X	(0.5) X
EBITDA*/Interest Expense*	24.3 X	35.4 X
Debt/Equity	45.0%	50.0%
Net Debt (Cash)/Equity	11.2%	(52.3)%

* EBITDA and Interest Expense are based on the preceding 12 months results

For financial management purposes, the Company pays particular attention to the interest cover ratio (EBITDA/Interest Expense) as it reflects the ability of the Company to service its debt and is regarded as more relevant than gearing calculations.

Credit Rating

Standard & Poor's upgraded the Company's credit rating in May 2006 from BB+ to BBB- which is investment grade, reflecting the Company's strong strategic, operational and financial position and outlook.

Foreign Exchange

Individual assets and liabilities denominated in foreign currency have been impacted by movements in foreign exchange rates since 31 December 2005. In net terms, however, the impact of the re-translation of foreign denominated assets and liabilities taken to the foreign currency translation reserve amounted to only $2.5 million.

The Company applies exchange rates prevailing at the reporting date in translating the overseas balance sheets of controlled entities. The Company translated profits earned offshore at the month end rate for each month.

In the current period, Total Revenue from ordinary activities and Profit after Tax were favourably impacted by $3.9 million and $1.8 million respectively as a result of the translational impact of changes in foreign exchange rates compared with the twelve months ended 31 December 2005. The transactional foreign exchange impact is complex and has not been quantified for this report, as this is subject to on-going change given the difficulty in assessing the actual realisation of timing differences of the various currency cash flows and their recognition through the Income Statement. These exposures do however remain subject to active monitoring and risk management.

Despite the existence of partial natural hedges reducing the transactional impact of foreign exchange movements on profitability, the Company's reported results will still be subject to fluctuation in total and at individual reported income and expense levels as the Australian dollar translated equivalent of foreign denominated amounts varies as exchange rates change. Translational exposures are accounting in nature and are not hedged, other than naturally where possible.

Based on the Company's 2006 mix of profitability, the major exposure to translational foreign exchange results from the Company's USD profits. A USD 1 cent change in the USD/AUD exchange rate results in an estimated $1.9 million translational impact on the Company's reported Profit after Tax. This impact will vary as the magnitude of overseas profits change.

Foreign exchange rates compared with the prior year for key currencies are as follows:

AUD:	31 December 2006	31 December 2005	Average* 2006	Average* 2005
USD	0.7913	0.7370	0.7574	0.7645
NZD	1.1216	1.0871	1.1609	1.0946
JPY	94.13	87.48	87.99	85.31
EUR	0.6012	0.6283	0.5991	0.6234

* Average of monthly exchange rates only. No weighting applied.

BUSINESS SEGMENT REVIEW

In this review, Segment Contribution Profit/(Loss) represents segment results before charges for licence fees, R&D expenditure, corporate expenses, international service recharges, advance pricing agreements, and any impairment of intangibles and other non-trading assets.

Australia

	2006 $Million	2005 $Million	Variance $Million	Variance %
Segment Revenue* †	276.2	271.1	+5.1	+1.9%
Segment Contribution Profit	109.7	106.8	+2.9	+2.7%
Segment Margin	39.7%	39.4%	-	+0.3 pts

* Refer to Note 4 in Financial Statements

† Australian Segment Revenue excludes inter-segment sales

Segment Revenue increased by 1.9% to $276.2 million, following three years of period-on-period declines. Segment Contribution Profit increased by 2.7% to $109.7 million and Segment Margin increased by $2.9 million (0.3 pts). These improvements reflect the first signs of a positive change in market sentiment, the continuing success of the Company's premium product portfolio, particularly its range of *Hyperlink*™ products and new double stand alone progressive offerings.

The market continues to remain a particularly difficult one, characterised by operator uncertainty arising from regulatory measures including the impact of progressive smoking restrictions. The resolution of the Club tax debate with the New South Wales (NSW) Government has improved the confidence of the NSW club market which saw an increase in investment in gaming products during the second half with the average replacement cycle across Australia improving slightly from historic lows.

In overall terms, platform volumes increased 6.7% to 7,754 units, while games revenue increased 6.4%. Sales were driven by key new products including *Multi Link*™ *Hyperlink*™ *Cash Express*™, double stand alone progressives *Outback Jack*™ and *Mr. Woo*™, *Power Pay*™ games and a number of standalone titles such as *100 Lions*™ (a 100 line game), *Dragon Magic*™ and *Macaw Magic*™, all of which have performed strongly.

The Company's *Xtreme*™ *MysteryLink*™ and *Player's Choice*™ multi-game products continue to perform well. During the year, *Xtreme*™ *MysteryLink*™ was licensed to *UNiTAB Limited* to use on its NSW state-wide linked jackpot system under the *Inca Fortune*™ theme.

The Company's strategy in this challenging, mature and highly regulated operating environment is to continue to focus on innovative premium product offerings and the development of a recurring revenue business model. While the market is expected to remain difficult in the short term, sentiment is expected to improve over the next few

years and the Company is well positioned to benefit from upside developments as they arise.

The Americas

North America

	2006 $Million	2005 $Million	Variance $Million	Variance %
Segment Revenue*	565.2	498.9	+66.3	+13.3%
Segment Contribution Profit	252.4	182.3	+70.1	+38.5%
Segment Margin	44.7%	36.5%	-	+8.2 pts

* Refer to Note 4 in Financial Statements

Segment Revenue increased by 13.3% and Segment Contribution Profit increased by 38.5% in a market where overall volumes were relatively subdued. Segment Margin improved 8.2 pts to 44.7% primarily reflecting the benefits of improved pricing on flat cost structures.

Overall platform unit sales increased by 1.2% to 17,829 units, despite running 6.7% behind the prior corresponding period at the half year and technical issues which prevented the full commercial launch of the business's stepper (mechanical reel) product. The Company continues to increase its share of Class III unit sales in the North American market, notably in the key gaming jurisdictions of Nevada, New Jersey and Mississippi.

The Company's games continue to grow in popularity, particularly in repeat player markets due to their unique bonusing systems and distinctive style of play. The *Hyperlink*™ *Loco Loot*™ multi-site progressive system and new double stand alone progressives, *Mr Woo*™, and *Aristocrat Xtreme*™ *MysteryLink*™ proved strong performers.

Operator resistance to participation units impacted the overall installed base which increased only 371 units over the year to 6,530 despite the commercial deployment of the Company's wide-area progressive during the second half. The average fee per day declined marginally to USD50 per day as a result of a lower average mix of installed jackpot units compared to the prior year.

Systems revenue increased by 17.8% as a result of improved *OASIS*™ system sales and *Quickets*™ (Aristocrat's Ticket In Ticket Out technology) income. Following the momentum of 2005, the Company's installed base of *OASIS*™ Systems customers continues to grow with over 184,000 gaming machines connected to the *OASIS*™ system at 31 December 2006. Applications developed during the year will further augment the systems offering. In particular, new *Sentinel III*™ player-tracking interface hardware was released and installed in six venues (covering over 7,500 units) during the year with very positive customer feedback.

Looking ahead, the market outlook is positive with an on-going shift from stepper (mechanical reel) product to video, new jurisdictions opening up and an anticipated uplift in the replacement cycle. The Company remains confident that the North American business will continue to grow revenue and profitability driven by demand for the superior performance of its video products in an expanding market. Profitability will continue to benefit from improved price/mix and leverage of cost structures.

South America

	2006 $Million	2005 $Million	Variance $Million	Variance %
Segment Revenue*	27.5	13.5	+14.0	+103.7%
Segment Contribution Profit	12.2	4.9	+7.3	+149.0%
Segment Margin	44.4%	36.3%	-	+8.1 pts

* Refer to Note 4 in Financial Statements

Segment Revenue and Segment Contribution Profit increased by 103.7% and 149.0% respectively, primarily due to increased sales to key accounts under the Company's low risk distribution policy.

The South American business is expected to continue to make a modest, but increasing, contribution to results with the business growing through the expansion of supply to a select number of established customers, whilst remaining within strict risk parameters. Margins will be impacted from period-to-period as a result of the Company's revenue recognition policy.

Japan

	2006 $Million	2005 $Million	Variance $Million	Variance %
Segment Revenue*	50.4	373.7	(323.3)	(86.5)%
Segment Contribution Profit	(5.6)	88.0	(93.6)	(106.4)%
Segment Margin	(11.1)%	23.5%	-	n/a

* Refer to Note 4 in Financial Statements

As indicated at the Company's Annual General Meeting in May, the transitioning to new industry regulations (Regulation 5) caused short term uncertainty in the marketplace throughout much of 2006. As a result, the Company only released one new product during the year, with total sales falling from 98,007 units to 12,043 units, an 87.7% decrease.

Segment Revenue declined 86.5% and the Segment Result fell to a loss of $5.6 million compared to the profit of $88.0 million in 2005. This loss includes an inventory charge of $7.4 million relating to unique components of unsold *Kyojin-no-hoshi 3*™ games, which, together with the combination of sharply lower revenues and fixed cost structures, negatively impacted margin.

The Company's first Regulation 5 game, *Kaido-oh*™ (also known as *Bakuretsu-oh 2*™), which was launched late in the year sold 10,100 units, a very credible result, placing it amongst the best selling Regulation 5 games launched to date.

The number of individual Regulation 5 games sold to date by any company has been significantly lower than corresponding Regulation 4 games and as a result the Company expects it will be some time before average sales of each Regulation 5 game build to historic levels. In the meantime, the Company's strategy remains to launch a larger number of games each selling more modest numbers than in the past. This strategy means the Company is highly dependent on the flow of game approvals from the regulator, which remain unpredictable, although on an improving trend. The Company now has seven Regulation 5 games approved (including *Kaido-oh*™), with a further eight in various stages of submission or development. While the Company has carefully evaluated the new regulatory requirements and has had on-going dialogue with the regulatory authorities, tailoring its games appropriately, there remain a number of subjective areas in the regulatory requirements which mean it is not possible to determine with certainty that any one game will be approved in its first submission.

Although the popularity of Regulation 5 games, compared with Regulation 4 games, has declined, Regulation 4 games must be removed from the market during the second and third quarters of 2007 and therefore a mass replacement of the installed base is expected over that time period.

Given the number of games the Company has approved and others in the pipeline it is well placed to secure a share of the market opportunity over 2007 and the Company continues to be confident about the longer term sustainability and growth potential of its Japanese operations.

New Zealand

	2006 $Million	2005 $Million	Variance $Million	Variance %
Segment Revenue*	26.6	37.3	(10.7)	(28.7)%
Segment Contribution Profit	11.5	15.0	(3.5)	(23.3)%
Segment Margin	43.2%	40.2%	-	+3.0 pts

* Refer to Note 4 in Financial Statements

Segment Revenue fell by 28.7% to $26.6 million and Segment Contribution Profit fell by 23.3% compared to 2005. Segment Margin improved from 40.2% to 43.2% due to an improved product mix, dominated by premium products, and a focus on cost control and operating efficiencies.

The rollout of the new Electronic Monitoring System ("EMS") commenced in June and is expected to be completed by March 2007. The costs associated with the EMS rollout, required conversion to a new protocol (QCOM), an 18 machine cap per venue and the impact of smoking bans continue to impact negatively on the market.

A Player Information Display ("PID") requirement involves a "random interruptive" display being included in all new products sold, with existing gaming machines grandfathered until 2009. In the meantime, machines are not being replaced and the market is expected to hold off from upgrading or replacing machines until closer to the deadline.

The adverse prevailing market conditions are not expected to improve in the short-term. Trading results are therefore expected to remain flat in the short to medium term.

Other International

	2006 $Million	2005 $Million	Variance $Million	Variance %
Segment Revenue*	127.5	105.8	+21.7	+20.5%
Segment Contribution Profit	42.5	31.7	+10.8	+34.1%
Segment Margin	33.3%	30.0%	-	+3.3 pts

* Refer to Note 4 in Financial Statements

Segment Revenue from other international markets increased by 20.5% and Segment Contribution Profit increased 34.1% to $42.5 million. The increase in both Revenue and Segment Contribution Profit is mainly due to the Company's strong performance across all of its Other International businesses despite a 100% decline in results from Russia.

Asia Pacific

Segment Contribution Profit increased over 30% reflecting the outstanding performance of the Company's products in this rapidly expanding gaming environment.

In Macau, the Company's products continue to perform well, enabling the Company to maintain and build on its market leading position. The Macau market comprises some 5,000 gaming machines, nearly doubling from a year ago. The Company's market share approximates 45%.

The Company has also enjoyed success with its systems business in Macau with the Babylon casino at Fisherman's Wharf and the Grand Lisboa opening with Aristocrat systems.

Elsewhere in the region, product sales to Malaysia, Vietnam, South Korea and Cambodia showed strong growth and the Company continued to install recurring revenue units in the Philippines. In Singapore, the Company has maintained an 80% share of the club market installed base. The Company remains the leading supplier across the region.

While the Company is optimistic about the growth potential of the Asia Pacific region, future results will be influenced by the timing of openings of major new casinos in the region.

Europe

Revenue from Europe (excluding Russia) increased over 29.0%, more than offsetting the 100% decline in Russian sales. This improvement was led by strong sales in a number of jurisdictions including France, Slovenia, Germany and The Netherlands, with performance driven by the continuing success of premium offerings such as double standalone progressives and *Hyperlink*™.

The Russian market was effectively closed for the entire year following legislation passed in 2005 which prescribed new licencing requirements for the sale of gaming machines. To date, the relevant licensing body has yet to prescribe the licencing process and as a result no licences have been issued. At this stage, it is not possible to determine when the Russian market will re-open.

Given the uncertainty in Russia, the Company is currently re-focusing its European business. While European results in 2007 are expected to improve, the realisation of the Company's overall European potential remains dependent on the timing of the re-opening of the Russian market and new legislation which is expected in a number of other key European markets.

South Africa

The business recorded record revenue and profitability. This result was largely driven by the Company's continued success in the Limited Payout Machine (LPM) Market where it maintains a 73% market share of the installed base. The Company has maintained its position as the major supplier to route operators in the Mpumalanga, Western Cape, Eastern Cape and Kwazulu Natal provinces. The Company has also signed or extended supply agreements with two of the major operators.

Over the year, the recurring revenue installed base increased significantly from an initial 20 to over 200 units.

Casino management systems remain a key product focus in the region and during 2006 the Company successfully expanded the roll-out of *Mystery Win Download*™, *Points To Credit*™ and *SmartPlay* coinless functionality.

The sale of 28% of the Company's African business to a leading Black Empowerment Investment Company was completed in the year, realising a profit on sale of $6.2 million (recorded outside Segment Profit), and placing the Company in a strong strategic position to further leverage its presence in the region.

The Company is optimistic about the growth potential of the region, with on-going success across all three segments (LPM, casino management systems and traditional casino markets) in which it operates.

New Businesses

Ace Interactive

The Company completed the acquisition of EssNet Interactive AB (now known as ACE Interactive) on 5 May 2006. ACE is based in Stockholm, Sweden and develops, manufactures and markets next generation interactive systems and video terminal hardware and software, utilising a leading-edge system offering, based on PC technology in a client-server architecture. The highly scalable ACE solution has an open system architecture that allows any content provider to port games onto its interactive video terminal platform.

Prior to its acquisition by the Company, ACE was selected to supply Norsk Tipping ("Norsk"), the Norwegian lottery, with an interactive video lottery system and terminals. The roll-out of this opportunity is pending resolution of a legal challenge (against Norsk) in the European Courts and Norsk's decision to proceed. In the meantime, the business is actively pursuing a number of opportunities with both state-sponsored organisations as well as private operators.

In November 2006, *Casinos Slovakia*, the leading Slovakian casino operator, signed a contract with ACE for the provision of an *iVT* ("interactive video terminal") solution. This will comprise a thin-client server-based gaming system utilizing ACE's on-line *iVT* product offering. The *iVT* solution is to be placed in *Casinos Slovakia's* three casinos in Bratislava, Piesťany and Kosice. *Casinos Slovakia* head office staff will remotely manage and control all individual *iVTs* in terms of game content, software and performance. This installation is due to go live in the first half of 2007.

ACE is focusing on a number of lottery based projects, primarily across Europe and Asia.

Revenue contribution for the period post acquisition represents sales of a small number of *iVT* units to a Czech Republic based customer. Further revenue in the short term is likely to be modest pending resolution of the Norsk Tipping legal challenge and/or successful realisation of one or more of the opportunities currently being pursued.

Electronček

The Company's 50% interest in Elektronček (a company based in Slovenia, part of the European Union) was acquired on 27 January 2006. Elektronček trades under the *Interblock*™ brandname, manufacturing a range of electro-mechanical multi-station gaming products including Roulette, Dice and Sic Bo which are sold in gaming markets around the world.

The Elektronček business has traded ahead of expectations since acquisition with strong sales to Europe and a continuing significant presence in the Macau market where *Interblock*™ product commands a 55% share of the installed base of multi-

terminal gaming product. During the year, *Interblock™* product was launched into the North American market with initial operating performance exceeding expectations.

Approval was obtained to place Elektronček products on trial in NSW during the second half of the year. The trials were successful and final approval is expected shortly.

The Company expects continuing growth in revenue and contribution from Elektronček as its product portfolio is expanded and as regulatory approvals are received across global gaming jurisdictions.

PokerTek

In January 2006, the Company signed a distribution agreement with *PokerTek, Inc.* (NASDAQ: PTEK (PokerTek)) under which it acquired exclusive rights to offer PokerTek's *PokerPro™* tables, and other *PokerPro™* branded technology solutions, to gaming venues across the globe outside the United States and Canada where *PokerTek* places product directly. At that time, the Company also acquired a 10% interest in the business.

PokerPro™ is a new and innovative electronic poker table which delivers more hands per hour, eliminates player and dealer mistakes, and removes the need for dealer tipping. Much of 2006 was spent progressing the necessary gaming regulatory approvals required prior to product being placed, with a small number of placements being made in South Africa, the United Kingdom and Victoria, Australia towards the end of the year.

During the year, the Company increased its interest in PokerTek to 19.2%.

Directors' report
for the 12 months ended 31 December 2006
Aristocrat Leisure Limited
ABN 44 002 818 368

The directors present their report together with the financial statements of Aristocrat Leisure Limited and its controlled entities (the "Consolidated Entity") for the twelve months ended 31 December 2006. The information in this report is current as at 20 February 2007 unless otherwise specified. The directors of Aristocrat Leisure Limited (the "Company") during the twelve months ended 31 December 2006 and up to the date of this report are:

Directors' particulars, experience and special responsibilities

Director	Experience	Special responsibilities
DJ Simpson FCPA Age 66	Nominated July 2003. Appointed February 2004. • Director, CSL Limited • Former Finance Director, Tabcorp Holdings Limited • Former Executive General Manager, Finance, Southcorp Holdings Limited	Chairman Chair, Nomination and Governance Committee (to 20 February 2006) Member, Nomination and Governance Committee (from 21 February 2006) Member, Audit Committee Member, Remuneration Committee
PN Oneile BEc Age 58	Nominated December 2003. Appointed June 2004. • Director, Film Finance Corporation Australia Limited • Former Chairman and Chief Executive Officer, United International Pictures (UIP) • Former Managing Director, The Greater Union Organisation Pty Limited	Chief Executive Officer and Managing Director Member, Nomination and Governance Committee (to 20 February 2006)
WM Baker BA Age 67	Nominated August 1998. Appointed May 1999. • Director, J. Edgar Hoover Foundation and Fortress Global Investigations, Inc • Former Assistant Director of the FBI • Former President, The Motion Picture Association	Chair of Regulatory and Compliance Committee Member, Nomination and Governance Committee (to 20 February 2006)

RA Davis BEc (Hons), M Philosophy Age 55	Nominated November 2004. Appointed June 2005. • Consulting Director-Investment Banking, N M Rothschild's & Sons (Australia) Limited • Director, Territory Insurance Office, Trust Company Limited and Macquarie Office Management Limited • Former Senior Executive at Citicorp and CitiGroup Inc. in the United States and Japan • Former Senior Executive, ANZ Banking Group Limited	Chair, Nomination and Governance Committee (from 21 February 2006) Member, Nomination and Governance Committee (to 20 February 2006) Member, Audit Committee
SCM Kelly BA (Hons), FCA, CA, MAICD Age 43	Nominated and appointed February 2007. • Former executive Goodman Fielder Limited – Chief Financial Officer - Consumer Foods, Chief Information Officer, General Manager -International, Finance Director – International, Group Accounting Manager • Former Senior Manager, PricewaterhouseCoopers (Sydney and London) • Member National Executive, Group of 100	Chief Financial Officer and Finance Director
P Morris AM, BArch (Hons), MEnvSc, Dip CD, FRAIA, FAICD Age 58	Nominated August 2003. Appointed February 2004. • Director, Mirvac Limited, NSW Institute of Teachers and Candle Australia Limited • Former Director, Commonwealth Property, Department of Administrative Services • Former Group Executive, Lend Lease Property Services • Former Director, Sydney Harbour Foreshore Authority, Landcom, Strathfield Group Limited, Jupiters Limited, Principal Real Estate Investors (Australia) Limited, Howard Smith Limited, Colonial State Bank, Energy Australia, Country Road Limited, Indigenous Land Corporation and Australia Post	Chair, Audit Committee Chair, Remuneration Committee (to 22 February 2006) Member, Remuneration Committee (from 23 February 2006) Member, Nomination and Governance Committee
SAM Pitkin LLB, LLM Age 47	Nominated November 2004. Appointed June 2005. • Chairman, National Leisure and Gaming Limited • Director, Chandler Macleod Limited • Former Director, Australian Leisure & Hospitality Group Limited, Ceramic Fuel Cells Limited, Golden Casket Lottery Corporation Limited, Energex Limited, Grainco Limited and Employment National Limited • Former Partner, Clayton Utz, Lawyers	Chair, Remuneration Committee (from 23 February 2006) Member, Remuneration Committee (to 22 February 2006) Member, Nomination and Governance Committee (to 20 February 2006) Member, Regulatory and Compliance Committee

AW Steelman BA, MLA Age 64	Nominated August 1998. Appointed May 1999. • Former US Congressman • Advisor, Proudfoot Consulting Plc • Former Board Member, Texas Growth Fund and Sterling Software • Former President, Maxager Technology • Management Consultant with international experience in software, gaming strategy and government regulation	Member, Audit Committee Member, Nomination and Governance Committee (to 20 February 2006)

Principal activities

The principal activities of the Consolidated Entity during the twelve months under review were the design, development, manufacture and marketing of gaming machines, software, systems and other related equipment and services. The Company's objective is to be the leading global provider of gaming solutions. There were no significant changes in the nature of those activities during the twelve months ended 31 December 2006.

Dividends

A final dividend in respect of the twelve months ended 31 December 2006 of 24.0 cents per share ($112.3 million) has been declared and will be paid on 23 March 2007 to shareholders on the register at 5:00pm on 9 March 2007. The final dividend will be fully franked. A fully franked interim dividend of 12 cents per share ($56.1 million), as referred to in the Directors' Half Year Report dated 22 August 2006, was paid on 19 September 2006 in respect of the six months ended 30 June 2006. The total dividend paid or payable in respect of 2006 was 36.0 cents per share.

Review and results of operations

A review of the operations of the Consolidated Entity for the twelve months ended 31 December 2006 is set out in the attached Management Discussion and Analysis which forms part of this Directors' Report. The operating result of the Consolidated Entity attributable to shareholders for the twelve months ended 31 December 2006 was a profit of $239.0 million after tax and minority interest.

Corporate governance

The Board is committed to maintaining the highest standards of corporate governance. The Company's Corporate Governance Statement, Board and Committee charters and key governance policies can be found on the Company's website.

Significant changes in state of affairs

Except as outlined below and elsewhere in this report, there were no significant changes in the state of affairs of the Consolidated Entity during the twelve months ended 31 December 2006.

Events after balance date

No material matters requiring disclosure in this report have arisen subsequent to 31 December 2006. To the best of their knowledge the directors are not aware of any matter or circumstance that has arisen since 31 December 2006 that has significantly affected or may significantly affect:

(a) the Consolidated Entity's operations in future financial years; or
(b) the results of those operations in future financial years; or
(c) the Consolidated Entity's state of affairs in future financial years.

Likely developments and expected results

Likely developments in the operations of the Consolidated Entity in future financial years and the expected results of operations are referred to in the Management Discussion and Analysis which forms part of this report.

The directors believe that disclosure of further information as to likely developments in the operations of the Consolidated Entity and the likely results of those operations would, in their opinion, be speculative and/or prejudice the interests of the Consolidated Entity.

Directors' attendance at Board and Committee meetings during 2006

The attendance of members of the Board at Board meetings and attendance of members of Committees at Committee meetings of which they are members is set out below.

(Meetings attended/held)

Director	Board	Audit Committee	Remuneration Committee	Regulatory and Compliance Committee	Nomination and Governance Committee
DJ Simpson	11/11	4/4	5/5	-	2/2
PN Oneile	11/11	-	-	-	-
WM Baker	11/11	-	-	10/10	-
RA Davis	10/11	4/4	-	-	2/2
P Morris	11/11	4/4	5/5	-	2/2
SAM Pitkin	11/11	-	5/5	9/10	-
AW Steelman	10/11	3/4		-	-

Remuneration and emoluments of Board members and senior executives

The requirements of Section 300A of the *Corporations Act 2001* are included in the attached Remuneration Report which forms part of this Directors' Report.

Indemnities and insurance premiums

Clause 23.1 of the Company's Constitution provides that: "to the maximum extent permitted by law (including the Corporations Act) the Company must indemnify every person who is or has been a director, secretary or executive officer of the Company". In accordance with Clause 23.4 of the Company's Constitution, the Company has executed documentary indemnities with directors, secretaries and a number of officers (formerly known as "executive officers" and now defined, pursuant to Section 9 of the Corporations Act, as "officers"). The Company maintains a Directors' and Officers' Insurance policy in respect of insurance cover of directors and officers. The policy is primarily a Company reimbursement policy. The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the directors, secretaries or officers in their capacity as officers of entities in the Consolidated Entity, and any other payments arising from liabilities incurred by the directors, secretaries or officers in connection with such proceedings, other than where such liabilities arise out of conduct involving a willful breach of duty by the directors, secretaries or officers or the improper use by the directors, secretaries or officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Company. In accordance with usual commercial practice, the premium paid and the terms of cover secured by that premium are confidential under the terms of the insurance contract. It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities. The assets of the Consolidated Entity are adequately insured for reasonably foreseeable contingencies, in line with normal business practices. The insurance does not provide cover for the independent auditors of the Company.

Environmental regulation

The Consolidated Entity's operations have a limited impact on the environment. The Consolidated Entity is subject to a number of environmental regulations in respect of its manufacturing and integration activities. The Company manufactures gaming machines, games and systems at its Australian facilities which are zoned Industrial (4) under local Environmental Plan 114 and are the subject of New South Wales and Australian federal environmental legislation. The Company integrates (assembles) machines and systems in Nevada, USA. Machines are also assembled under contract in Japan. The Company uses limited amounts of chemicals in its manufacturing and assembly processes. The directors are not aware of any breaches of any environmental legislation or of any significant environmental incidents during the twelve months ended 31 December 2006.

Company secretaries

The Company secretaries are Mr B J Yahl and Mr J F C Carr-Gregg. Both the Company secretaries have previously worked as solicitors in private practice and also as corporate solicitors for Australian publicly listed organisations.

Proceedings on behalf of the company

No proceedings have been brought on behalf of the Company under Section 236 of the *Corporations Act 2001* nor has any application been made in respect of the Company under Section 237 of the *Corporations Act 2001*.

Auditors

PricewaterhouseCoopers continues in office in accordance with Section 327 of the *Corporations Act 2001*.

Non-audit services provided by auditors

The Company, with the prior approval of the Chair of the Audit Committee, may decide to employ PricewaterhouseCoopers, the Company's auditors, on assignments additional to their statutory audit duties where the auditor's expertise and experience with the Company and/or the Consolidated Entity are important. The Company has a charter of audit independence which specifies those non audit services which cannot be performed by the Company auditor. The charter also sets out the procedures which are required to be followed prior to the engagement of the Company's auditors for any non audit related service.

Details of the amounts paid or payable to the Company's auditor, for audit and non-audit services provided during the year are set out in note 34 to the financial statements.

The Board of directors has considered the position and, in accordance with the advice received from the Audit Committee is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001*. The directors are satisfied that the provision of non-audit services by the auditor, as set out in note 34 to the financial statements did not compromise the auditor independence requirements of the *Corporations Act 2001* for the following reasons:

- all non-audit services have been reviewed by the Audit Committee to ensure they do not impact the impartiality and objectivity of the auditor;
- none of the services undermine the general principles relating to auditor independence as set out in Professional Statement F1, including reviewing or auditing the auditor's own work, acting in a management or a decision-making capacity for the Company, acting as advocate for the Company or jointly sharing economic risk and rewards.

A copy of the auditor's independence declaration is attached to this report.

Rounding of amounts to nearest thousand dollars

The Company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities and Investments Commission relating to the 'rounding off' of amounts in the Directors' Report and Financial Statements. Amounts in the Directors' Report and Financial Statements have been rounded off to the nearest thousand dollars in accordance with that Class Order.

This report is made in accordance with a resolution of the directors and is signed for and on behalf of the directors.

DJ Simpson
Chairman

20 February 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Auditors' Independence Declaration

As lead auditor for the audit of Aristocrat Leisure Limited for the year ended 31 December 2006, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and
b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Aristocrat Leisure Limited during the period.

R L Gavin
Partner
PricewaterhouseCoopers

20 February 2007
Sydney

Remuneration report
for the 12 months ended 31 December 2006
Aristocrat Leisure Limited
ABN 44 002 818 368

This report details the policy and principles that govern the remuneration of directors and executives of the Company, the link between remuneration policy and principles and the Company's performance for the financial year, and the remuneration and service agreements of directors and executives.

The remuneration details for the following individuals are specified in the following pages:

Directors
The following persons were directors of the Company during the financial year:

Chairman - non-executive
DJ Simpson

Executive director
PN Oneile - Chief Executive Officer and Managing Director

Non-executive directors
WM Baker
RA Davis
P Morris
SAM Pitkin
AW Steelman

Executive key management personnel
The executives who were responsible for the overall planning, directing and controlling of activities of the consolidated entity ('executive key management personnel') during the financial year are as follows:

Name	**Position**
SCM Kelly*	Chief Financial Officer
SJ Parker	Group General Manager Sales, Marketing and Research & Development
GS Phillips	Chief Technology Officer
IH Timmis	Group General Manager Business and Strategic Development
BJ Yahl	Group General Manager Commercial and Legal Company Secretary

All of the above persons were considered executive key management personnel for the full year ended 31 December 2006.

* SCM Kelly was appointed an executive director on 20 February 2007. In accordance with disclosure requirements, SCM Kelly is included in the definition of executive key management personnel for the full year ended 31 December 2006.

Other nominated executives

In addition to certain executive key management personnel, WP Jowett, Executive General Manager Australasia, is covered within the definition of section 300A(1)(c) of the *Corporations Act 2001*.

1 Remuneration Policy (Audited)

Objectives and principles of remuneration policy

The objective of the Company's remuneration policy and its principles is to ensure that the Company is effectively structured to deliver long-term sustainable value to shareholders by:

- attracting, motivating, rewarding, and retaining high calibre staff;

- establishing a pay for performance culture, clearly linking short and long-term cash and equity based rewards to achievement of specific and measurable short and long-term business objectives and aligning this performance with the creation of sustainable shareholder value;

- establishing a transparent remuneration framework which is internally equitable yet competitive to the market that takes into account current best practice in executive remuneration trends; and

- recognising the global nature of the business and the additional responsibilities placed on executives required to operate in a heavily regulatory and compliance driven environment.

The principles that underpin the framework comprise:

- external competitiveness;

- equitable internal relativities;

- pay for performance; and

- alignment with shareholders' interests.

The combination of fixed and variable pay components including short and long-term incentive strategies is aligned with these principles to achieve the above objective of the remuneration policy. Senior executive remuneration is by design structured to have a larger proportion of 'at risk' reward to leverage long-term performance. Short-term incentive

rewards require achievement of specific Net Operating Profit and Funds Employed targets as measured against a combination of corporate, business and personal objectives. Long-term incentive rewards require achievement of Total Shareholder Return (TSR) and/or Earnings Per Share Growth (EPSG) targets versus a comparator group. These specific measures enable the Company to clearly evaluate its performance in delivering long-term sustainable shareholder value creation.

To assist the Remuneration Committee in its role, advice has been obtained from independent external remuneration consultants to structure a market competitive remuneration framework that is aligned with its overall business strategy and objectives.

Details of the Company's key shareholder indicators over the last five years are set out below.

	2006	2005	2004	2003*	2002*
Cash dividends paid in year (cps)	32.0	14.0	7.0	9.5	13.0
Capital return (cps)	-	21.0	-	-	-
Share buyback ($m)	34.6	102.4	10.7	-	-
Closing share price at 31 December** ($)	15.90	12.32	9.95	1.72	4.68
Fully diluted earnings per share (cps)	50.9	51.1	29.2	(22.9)	17.6
Net profit after tax after minorities($m)	239.0	244.3	142.2	(106.0)	80.2
Return on shareholders' equity	65.7%	69.5%	38.0%	(48.5%)	20.1%

** Financial Statements for 2003 and prior have not been restated under AIFRS*
*** The closing share price for 2004 and prior has not been re-stated to reflect the capital return of 21 cents per share paid in 2005*

The introduction of the current remuneration policy and principles in 2004 (and as described in this report) has been a positive contributor to the Company's overall performance assisting the Company to deliver long term sustainable value for shareholders.

2 The Remuneration Committee (Audited)

This committee is chaired by SAM Pitkin and comprises three non-executive directors. The committee was chaired by P Morris up to 22 February 2006 at which time SAM Pitkin was appointed as chair. The primary responsibilities of this committee include:

- the recruitment, remuneration, retention, succession planning, training policies and procedures for senior management; and

- making recommendations to the Board on:
  - CEO and senior management fixed remuneration framework and levels;
  - CEO and senior management performance and equity based remuneration plans including performance incentives and hurdles;
  - Chairman and non-executive director fees; and
  - the Company's superannuation arrangements.

3 Non-Executive Directors (Audited)

The fees paid to non-executive directors reflect the demands and responsibilities associated with their roles and the global scope and highly regulatory environment that the Company operates in. Fees include an allowance for the onerous probity requirements placed on non-executive directors by regulators of the global jurisdictions in which the Company operates. The Company's non-executive directors only receive fees (including superannuation) for their services. The only addition to fees is the cost of reasonable expenses which are reimbursed as incurred. Non-executive directors' fees and payments are reviewed annually by the Board. Non-executive directors do not participate in any short-term incentive plans, however, non-executive directors are able to contribute a portion of their remuneration to purchase of shares on market during the appropriate trading period.

Advice has been obtained from independent external remuneration consultants to ensure that the level of directors' fees corresponds with the demands and responsibilities of the positions and are competitive in the external market place.

3.1 Directors' fees

The non-executive directors' fee pool limit of A$1,750,000 was approved by shareholders at the Annual General Meeting in May 2004.

Current fees for directors effective from 1 July 2006 are set out below. The Chairman does not receive any additional fees for his committee responsibilities. Other non-executive directors who also chair, or are a member of a committee, receive a supplementary fee in addition to their annual remuneration.

Position	Currency	Fee (per annum)
Chairman	A$	365,000
Australian resident non-executive director	A$	155,000
US resident non-executive director	US$	115,212
Chair of Audit Committee	A$	25,000
US resident Chair of Regulatory Compliance Committee	US$	18,583
Chair of Remuneration Committee	A$	20,000
Chair of Nomination and Governance Committee	A$	15,500
Member of Audit Committee	A$	12,500
US resident member of Audit Committee	US$	9,291
Member of Regulatory Compliance Committee	A$	12,500
Member of Remuneration Committee	A$	10,000
Member of Nomination and Governance Committee	A$	7,750

The remuneration details of executive and non-executive directors are set out below:

Name	Year	Short-term benefits			Post-employment benefits		Share-based payments	Total	Remuneration consisting of share-based payments
		Cash salary and fees	Cash bonus	Non-monetary benefits	Super-annuation	Retirement benefits*	Options and Performance Share Rights		
		$	$	$	$	$	$	$	%
Executive director									
PN Oneile	**2006**	**1,737,046**	**1,295,529**	**39,105**	**12,413**	**-**	**1,940,261**	**5,024,354**	**38.6%**
	2005	1,213,138	773,750	26,785	11,862	-	1,238,431	3,263,966	37.9%
Non-executive directors									
DJ Simpson	**2006**	**314,220**	**-**	**-**	**28,280**	**-**	**-**	**342,500**	**0.0%**
	2005	275,229	-	-	24,771	-	-	300,000	0.0%
WM Baker	**2006**	**177,925**	**-**	**-**	**1,662**	**8,641**	**-**	**188,228**	**0.0%**
	2005	167,815	-	-	1,391	6,392	-	175,598	0.0%
RA Davis	**2006**	**155,046**	**-**	**-**	**13,954**	**-**	**-**	**169,000**	**0.0%**
	2005	137,615	-	-	12,385	-	-	150,000	0.0%
P Morris	**2006**	**148,027**	**-**	**-**	**43,797**	**-**	**-**	**191,824**	**0.0%**
	2005	186,261	-	-	1,239	-	-	187,500	0.0%
SAM Pitkin	**2006**	**163,579**	**-**	**-**	**14,787**	**-**	**-**	**178,366**	**0.0%**
	2005	137,615	-	-	12,385	-	-	150,000	0.0%
AW Steelman	**2006**	**156,621**	**-**	**-**	**4,120**	**8,198**	**-**	**168,939**	**0.0%**
	2005	143,990	-	-	3,496	6,064	-	153,550	0.0%
Total	**2006**	**2,852,464**	**1,295,529**	**39,105**	**119,013**	**16,839**	**1,940,261**	**6,263,211**	**31.0%**
	2005	2,261,663	773,750	26,785	67,529	12,456	1,238,431	4,380,614	28.3%

** Represent the Consumer Price Index adjustment to frozen allowances. Refer to section 3.2 below.*

3.2 Retirement allowances for directors

A resolution was passed at the Annual General Meeting in May 2004 to cease retirement allowances for any directors appointed after May 2003. There currently remain two eligible directors who were appointed prior to May 2003 with existing accrued retirement allowances who have had their entitlements frozen as at 1 June 2004. The frozen allowances are preserved and indexed to the annual change in the Consumer Price Index (All Groups) and may only be paid out when eligible directors actually leave the Board.

4 Executive Remuneration (Audited)

Remuneration is made up of fixed and variable remuneration.

4.1. Fixed remuneration

Executives receive a competitive base salary comprising cash salary, superannuation and other benefits which makes up the 'fixed remuneration' component of their total remuneration package.

Fixed remuneration is reviewed annually against the external market and compared to similar sized roles from a specifically identified peer group of Australian companies (based

on market capitalisation) to ensure competitive positioning. The international nature of the Company's operations and the global responsibilities of the executives, in addition to the mix of knowledge, skills, experience and performance are considered when determining remuneration. The onerous probity requirements placed on executives by regulators of the global jurisdictions in which the Company operates are also considered in determining remuneration levels.

Executives have the flexibility and choice to have a combination of benefits including additional superannuation contributions and the provision of a vehicle provided out of their fixed remuneration.

Executives also receive other benefits including salary continuance, trauma, death and disability insurance, financial planning consultation, annual health assessments, the costs of which are included within fixed remuneration. In addition, executives are able to maintain memberships to appropriate professional associations. As appropriate, expatriate executives receive additional support including accommodation allowances, travel and life insurance and taxation advice.

Executives do not receive retirement benefits.

4.2. Variable remuneration

4.2.1 Short-term incentive plan

The short-term incentive plan ensures a clear linkage between reward and returns to shareholders by defining key profit and funds employed targets which need to be achieved. The short-term incentive plan applies to those executives who are able to directly influence the Company's performance and increase value for shareholders. The short-term incentive targets are reviewed annually as part of the remuneration review cycle.

The plan rewards performance against overall Company financial targets, performance against business unit financial targets and performance against individual objectives. A combination of these measures applies to all participants in the plan with each individual's ability to influence Company and business unit performance considered when establishing incentive targets and their respective weightings. These targets are structured so that participants are eligible to receive an incentive payment if the Company or the business unit achieves over 85% of target net operating profit after tax (NOPAT) and less than 125% of target Funds Employed/Working Capital on a graduated performance scale. Target short-term incentives vary from 5% to 76% of fixed remuneration depending on the role and seniority of the individual. Typically, senior executives have target short-term incentives of in excess of 20% of fixed remuneration. Financial targets are established following Board review and approval of the annual plan for the following year. The various measures, associated range of weightings and payment thresholds as applied to executive directors and executives are detailed below. Above target incentive payments are provided for performance exceeding target levels.

All incentives require final approval from the Remuneration Committee and the Board prior to payment following any adjustments made at the discretion of the Remuneration Committee and the announcement of the Company's full year results. Actual performance

measures, criteria and targets may vary from year-to-year dependent upon market conditions and other factors which the Board may determine.

Short-term incentive measures	**Weighting**	**Minimum payment**	**Maximum payment**
Financial Group - net operating profit after tax and average funds employed Business Unit – segment profit and average controllable funds employed	**30 - 80%**	**0%**	**200%**
Non –financial Key performance objectives	**20 - 70%**	**0%**	**150%**
Total	**100%**		

4.2.2 Long-term incentive plans

The Company has introduced two new long term incentive plans since 2004 – the Performance Share Plan and the Performance Option Plan. It is intended that either of these plans, or a combination of the two, will be used to provide key executives with a long term incentive which aligns their interests with those of shareholders. To date, the Company has only offered participation in the Performance Share Plan.

Both of these plans, together with the Employee Share Option Plan, which has been discontinued, and the General Employee Share Plan are described in more detail below.

4.2.3 Long-term incentive - Performance Share Plan (PSP)

A long-term incentive plan was implemented in 2004 which offered key executives conditional entitlements to ordinary shares which vest, subject to the Company achieving certain performance targets versus a specified comparator group of companies, on completion of the designated performance period. The Performance Share Rights cannot be transferred, have no voting or dividend rights, and they are not quoted on the Australian Stock Exchange.

Key executives are allocated a certain value of participation ("Participation Value") in the PSP, being a designated percentage of their fixed remuneration. This designated percentage, which ranges from 10% to 76%, is determined based on a combination of each executive's level of responsibility, performance, potential and retention risk. The number of Performance Share Rights to be allocated is then determined based on an assessed value of each Performance Share Right for the purposes of remuneration packaging ("Remuneration Value of a Performance Share Right") at the commencement of the performance period – ie Performance Share Rights issued equals Participation Value/Remuneration Value of a Performance Share Right.

The Remuneration Value of a Performance Share Right is determined by the Board based on an accounting valuation performed by Deloitte Touche Tohmatsu ('Deloitte'), having taken into account the likelihood that vesting conditions will be met. This Remuneration Value of a Performance Share Right will not be equal to the market value of a share at the commencement of the performance period as a result of Performance Share Rights being contingent rights to shares in the future. The Remuneration Value of a Performance Share Right at the commencement of a performance period is influenced the Company's share price at the date of grant, volatility of the underlying shares, the risk free rate of return, expected dividend yield, time to maturity and the likelihood that vesting conditions will be met.

At 1 January 2006, the Remuneration Value of a Performance Share Right was determined as $6.01 per share compared with a closing market price of an Aristocrat Leisure Limited share of $12.32.

The comparator group comprises 50 companies of a similar size, based on the market capitalisation of the Company at the start of the performance period, excluding financial services, property trust/investment and resources companies. A participant will be allocated 45% of their offered shares if the Company achieves performance ranked at the 50.1st percentile, and up to 100% of their offered shares at or above the 75th percentile.

The plan is designed to attract, motivate, reward and retain those key executives who can directly influence the long-term success of the Company. The plan has been specifically designed to provide an opportunity for participants to acquire equity in the Company in the form of performance shares upon achievement of the prescribed performance measures. In doing so, the plan reinforces direct alignment between individual performance and reward with the long-term objectives of the Company and delivering sustainable returns to shareholders over a three to five year performance period.

Participation in the plan, performance measures, the designated performance period and the quantity of the Performance Share Rights offered to each participant is determined by the Remuneration Committee and approved by the Board. It is the Company's intention to make offers under this plan annually, or at such other times as are appropriate, subject to the ability of the Company to offer such share plans, future directions in executive variable remuneration, and approval of the Board and shareholders, where applicable. The terms of individual plans may vary from offer to offer.

To date there have been seven offers under this plan:

Series	Grant date	Performance period	Performance measure(s)	Number of Performance Share Rights	Number of participants (at inception)
1A	2 September 2004	50% 1 January 2004 to 31 December 2006	Total Shareholder Return (TSR) performance against the individual TSRs of the specified comparator group of companies	2,417,446	155
1B		50% 1 January 2004 to 31 December 2007			
2	21 December 2004	1 January 2004 to 31 December 2006	TSR performance against the individual TSRs of the specified comparator group	380,000	11

Series	Grant date	Performance period	Performance measure(s)	Number of Performance Share Rights	Number of participants (at inception)
			of companies		
3A	1 January 2005	1 January 2005 to 31 December 2007	TSR performance against the individual TSRs of the specified comparator group of companies	26,557	7
3B			Basic Earnings per Share Growth (EPSG) against the individual EPSGs of the specified comparator group of companies	26,556	7
4A	17 May 2005	1 January 2005 to 31 December 2007	TSR performance against the individual TSRs of the specified comparator group of companies	34,172	1
4B			Basic EPSG against the individual EPSGs of the specified comparator group of companies	34,171	1
5A	17 October 2005	1 January 2006 to 31 December 2009	TSR performance against the individual TSRs of the specified comparator group of companies	14,149	3
5B			Fully diluted EPSG against the individual EPSGs of the specified comparator group of companies	14,149	3
5C		1 January 2006 to 31 December 2010	TSR performance against the individual TSRs of the specified comparator group of companies	14,149	3
5D			Fully diluted EPSG against the individual EPSGs of the specified comparator group of companies	14,148	3
6A	1 January 2006	1 January 2006 to 31 December 2008	TSR performance against the individual TSRs of the specified comparator group of companies	553,130	140
6B			Fully diluted EPSG against the individual EPSGs of the specified comparator group of companies	553,127	140
7A	2 May 2006	1 January 2006 to 31 December 2008	TSR performance against the individual TSRs of the specified comparator group of companies	99,001	1
7B			Fully diluted EPSG against the individual EPSGs of the specified comparator group of companies	99,002	1

Total Shareholder Return (TSR) performance against the individual TSR's of a specified comparator group of companies was initially selected as the sole measure for Series 1 and 2 of the long-term incentive plan. TSR allows the Company's performance to be objectively assessed against a specified comparator group from the external market. For the 2005 and 2006 plans (Series 3 to 7), Earnings per Share Growth (EPSG) was added as another performance measure following discussions with various shareholder representative groups. Both the TSR and EPSG measures are widely recognised as an effective method of assessing comparable shareholder returns and value creation delivered to the Company's shareholders.

After allowing for lapsed rights relating to employees who have left the Company, there were 3,909,090 (2005: 2,864,366) outstanding Performance Share Rights as at 31 December 2006 issued to 188 (2005: 157) employees.

On 20 February 2007 the Board determined that, based on the Company's TSR performance against the individual TSR's of the specified comparator group over the period 1 January 2004 to 31 December 2006, series 1A and 2 would be allocated in full.

Comparator groups

The comparator group for each series of the PSP is shown below:

Comparator group Series 1 and 2	Comparator group Series 3 and 4	Comparator group Series 5, 6 and 7
Adelaide Brighton	Alinta	ABC Learning
Alinta	Amcor	Alinta
Ansell	Ansell	Amcor
Austar United Communications	APN News & Media	Ansell
Austereo Group	Australand Property Group	APN News & Media
Australand Property Group	Australian Gas Light Company	Auckland Airport
Australian Pharmac Industries	AWB	Australian Gas Light Company
Australian Pipeline Trust	Billabong International	AWB
Australian Leisure & Hospitality Group	Bluescope Steel	Billabong International
Baycorp Advantage	Boral	Boral
Brickworks	Brambles Industries	Brambles Industries
Burns Philp & Company	Burns Philp & Company	Burns Philp & Company
Coates Hire	Coca-Cola Amatil	Carter Holt Harvey
Cochlear	Coles Myer	Coca-Cola Amatil
Corporate Express Australia	Computershare	Cochlear
Crane Group	CSL	Coles Myer
David Jones	CSR	Computershare
Downer Edi	Flight Centre International	CSL
Envestra	Foodland Associated	CSR
Futuris Corporation	Fosters Group	DCA Group
Graincorp	Harvey Norman Holdings	Downer EDI
Gunns	James Hardie Industries N.V	Fletcher Building
GWA International	John Fairfax (John) Holdings	Fosters Group
Hills Industries	Leighton Holdings	Harvey Norman Holdings
Incitec Pivot	Lend Lease Corporation	James Hardie Industries N.V
Ion	Lion Nathan	John Fairfax (John) Holdings
Mcguigan Simeon Wines	Macquarie Airports	Leighton Holdings
Mia Group	Macquarie Infrastructure Group	Lion Nathan
National Foods	Mayne Group	Macquarie Airports
Novogen	Metcash Trading	Macquarie Infrastructure Group
Nufarm	National Foods	Metcash Trading
Onesteel	Onesteel	News Corporation
Pacifica Group	Orica	Nufarm
Primary Health Care	Pacific Brands	Orica
Ramsay Health Care	Paperlinx	Patrick Corporation
Reece Australia	Patrick Corporation	Publishing And Broadcasting
Resmed Inc	Publishing And Broadcasting	Qantas Airways
Rural Press	Qantas Airways	Rinker Group
Seven Network	Resmed Inc	Rural Press
Sigma Pharmaceutical Company	Rinker Group	Seven Network
Sims Group	Rural Press	Sky City Entertainment Group
Smorgan Steel Group	Sonic Healthcare	Sonic Healthcare
Southern Cross Broadcasting	Southcorp	Tabcorp Holdings
Spotless Group	Tabcorp Holdings	Tattersall's
STW Communication Group	Telecom Corporation NZ	Telecom Corporation NZ
Ten Network Holdings	Ten Network Holdings	Telstra Corporation
The Hills Motorway Group	Toll Holdings	Toll Holdings
Transfield Services	Transurban Group	Transurban Group
Unitab	Virgin Blue Holdings	Wesfarmers
West Australian Newspaper Holdings	West Australian Newspaper Holdings	Woolworths

4.2.4 Long-term incentive – Performance Option Plan (POP)

The POP was approved by shareholders in May 2005. The POP is an executive incentive scheme designed to drive the continuing improvement in the Company's operating performance. The POP provides for eligible employees to be offered conditional entitlements to options over fully paid ordinary shares in the Company.

4.2.5 Long-term incentive – Employee Share Option Plan (ESOP)

The ESOP was approved by shareholders at the November 1998 Annual General Meeting. New issues under this plan were discontinued during 2004 on the introduction of the Performance Share Plan detailed above, however, the plan will remain in place until all options granted prior to its discontinuance are exercised or lapse.

Options were granted under the plan for no consideration and for a five year period. Options were divided into four equal tranches that must be held for at least 18, 30, 42 and 54 months respectively. Employees' entitlements to the options vest as soon as they become exercisable. The options cannot be transferred, have no voting or dividend rights and they are not quoted on the Australian Stock Exchange. The exercise price of the options is based on the weighted average price for all shares in the Company sold on the Australian Stock Exchange during the one week period leading up to and including the grant date (or such other date or period as ensures compliance with any relevant laws relating to taxation or as otherwise determined at the discretion of the Board). Options are exercisable, subject to performance hurdles, under the terms of each option series.

The performance hurdle which must be achieved before the options vest is based on either share price growth or TSR performance. At the time ESOP was established these measures were considered to be the most appropriate for driving shareholder return and value. The performance hurdle is tested on an ongoing basis commencing on the expiry of the minimum holding period. Options vest if one of the following applies:

- the percentage growth in the Company's share price between the date the options were issued and the date of testing is greater than the percentage growth of the ASX 200 accumulation index share price during that period; or
- if the Company's TSR is greater than the ASX 200 accumulation index's TSR.

The Company does not make loans to executives to exercise options. Amounts receivable on the exercise of the options are recognised as share capital if issued or as reserves if purchased under the share trust which has been established during 2005 to acquire shares in lieu of obligations under employee share-based remuneration plans.

4.2.6 General Employee Share Plan (GESP)

The Company operates an employee share plan, referred to as GESP, which was approved by shareholders at the November 1998 Annual General Meeting. The plan enables eligible employees to gain some equity in the Company through an annual share allocation designed to align the interests of employees with Company objectives and shareholders. The Board determines each year whether offers of qualifying shares will be made. The plan allows for up to a maximum value of A$1,000 of fully paid ordinary shares to be allocated per employee for no cash consideration and is made to all eligible permanent full-time and part-time employees. Participants in this plan are able to receive dividends and exercise voting rights in respect of shares held under the plan, however, shares must not be withdrawn from the plan or disposed until the earlier of three years after issue or the cessation of employment.

The number of shares issued to participants in the plan is the offer amount divided by the weighted average price at which the Company's shares are traded on the Australian Stock Exchange during the five days immediately before the date of the offer.

During the year, the Company issued 90,455 shares (2005: 109,025) to 1,145 employees (2005: 1,225) in Australia under this plan. Due to tax complexities certain eligible staff located overseas were issued either a deferred bonus of A$1,000 cash or a contingent allocation of an equivalent number of shares (47,212 shares to 638 employees) in lieu of a share allocation under the General Employee Share Plan, subject to their continued employment for a period of three years.

4.3 Service agreements

Remuneration and other terms of employment for the Chief Executive Officer and Managing Director and each of the executives which make up the key management personnel group and the other nominated executives* are formalised in service agreements. Key provisions of the agreements relating to remuneration as at 31 December 2006 are set out below:

Name	PN Oneile	SCM Kelly	SJ Parker	GS Phillips	HI Timmis	BJ Yahl
Position	Chief Executive Officer and Managing Director	Chief Financial Officer	Group General Manager Sales, Marketing and Research & Development	Chief Technology Officer	Group General Manager Business and Strategic Development	Group General Manager Commercial and Legal Company Secretary
Start date	1 December 2003	1 September 2003	1 December 2002	3 November 2003	28 July 2003	29 March 2004
Contract expiry date	31 December 2008	No fixed term	No fixed term	No fixed term	No fixed term	No fixed term
Fixed remuneration (including superannuation & benefits)	1,850,000	603,947	446,429	GBP178,000	404,773	594,887
Short-term incentive target	1,400,000	50% of fixed remuneration	178,571	GBP17,800	161,909	50% of fixed remuneration
Termination benefit (Company initiated)	12 months notice	3 months notice. Severance - 9 months remuneration	3 months notice	6 months notice	3 months notice	6 months notice
Termination benefit (employee initiated)	3 months notice	3 months notice	3 months notice	6 months notice	3 months notice	3 months notice

Terms of employment and other details of the other nominated executive* are set out below:

Name	WP Jowett
Position	Executive General Manager Australasia
Start date	27 April 1987
Contract expiry date	No fixed term
Fixed remuneration (including superannuation & benefits)	493,210
Short-term incentive target	197,284
Termination benefit (Company initiated)	3 months notice. Severance - 12 months remuneration
Termination benefit (employee initiated)	3 months notice

* *Within the definition of section 300A (1)(c) of the Corporations Act 2001.*

4.4 Details of executive remuneration

Remuneration details of executive key management personnel and other nominated executives of the consolidated entity, including their personally-related entities, are set out below:

Name	Year	Short-term benefits			Post-employment benefits	Share-based payments*	Total	Remuneration consisting of share-based payments
		Cash salary and fees	Cash bonus	Non-monetary benefits	Superannuation	Options and Performance Share Rights		
		$	$	$	$	$	$	%
Executive key management personnel								
SCM Kelly	2006	563,420	345,060	16,021	12,413	556,415	1,493,329	37.3%
	2005	523,138	499,543	13,404	11,862	604,264	1,652,211	36.6%
SJ Parker	2006	360,288	181,340	9,327	30,671	256,068	837,694	30.6%
	2005	318,349	243,911	8,951	28,651	179,097	778,959	23.0%
GS Phillips	2006	382,467	41,546	9,967	32,841	274,826	741,647	37.1%
	2005	353,760	66,443	9,662	31,838	225,550	687,253	32.8%
DH Timmis	2006	326,776	141,295	44,391	29,410	252,412	794,284	31.8%
	2005	309,174	202,393	41,091	27,826	155,533	736,017	21.1%
BJ Yahl	2006	525,858	295,267	26,501	47,327	254,746	1,149,699	22.2%
	2005	488,073	483,198	6,873	43,927	112,366	1,134,437	9.9%
Other nominated executives**								
MG Issacs***	2006	n/a	n/a	n/a	n/a	n/a	n/a	n/a
	2005	355,414	306,684	192,658	-	193,444	1,048,200	18.5%
WP Jowett	2006	400,736	229,828	50,015	36,066	312,547	1,029,192	30.4%
	2005	370,099	294,669	45,901	33,309	210,384	954,362	22.0%
Total	2006	2,559,545	1,234,336	156,222	188,728	1,907,014	6,045,845	31.5%
	2005	2,718,007	2,096,841	318,540	177,413	1,680,638	6,991,439	24.0%

**Share based payments includes shares to the value of A$1,000 allocated under the General Employee Share Plan ('GESP').*

*** Within the definition of section 300A (1)(c) of the Corporations Act 2001.*

**** Resigned effective 31 August 2006. Does not meet the definition of an other nominated executive for year ended 31 December 2006.*

4.5 Cash bonuses and options

Details of cash bonuses paid and options and performance share rights vested of executive key management personnel and other nominated executives for the year ended 31 December 2006 are set out below:

Name	Year	Bonuses*		Options		Performance Share Rights**	
		Payable %	Forfeited %	Vested %	Forfeited %	Vested %	Forfeited %
Executive							
PN Oneile	**2006**	**58.8%**	**41.2%**	n/a	n/a	**0.0%**	**0.0%**
	2005	100.0%	0.0%	n/a	n/a	0.0%	0.0%
Executive key management personnel							
SCM Kelly	**2006**	**61.8%**	**38.2%**	**100.0%**	**0.0%**	**0.0%**	**0.0%**
	2005	98.4%	1.6%	100.0%	0.0%	0.0%	0.0%
SJ Parker	**2006**	**60.1%**	**39.9%**	**100.0%**	**0.0%**	**0.0%**	**0.0%**
		93.5%	6.5%	100.0%	0.0%	0.0%	0.0%
GS Phillips	**2006**	**50.4%**	**49.6%**	**100.0%**	**0.0%**	**0.0%**	**0.0%**
	2005	90.3%	9.7%	100.0%	0.0%	0.0%	0.0%
IH Timmis	**2006**	**47.2%**	**52.8%**	n/a	n/a	**0.0%**	**0.0%**
	2005	93.5%	6.5%	n/a	n/a	0.0%	0.0%
BJ Yahl	**2006**	**53.7%**	**46.3%**	n/a	n/a	**0.0%**	**0.0%**
	2005	96.8%	3.2%	n/a	n/a	0.0%	0.0%
Other nominated executives* **							
MG Isaacs****	**2006**	n/a	n/a	n/a	n/a	n/a	n/a
	2005	94.7%	5.3%	100.0%	0.0%	0.0%	0.0%
WP Jowett	**2006**	**61.3%**	**38.7%**	**100.0%**	**0.0%**	**0.0%**	**0.0%**
	2005	87.2%	12.8%	100.0%	0.0%	0.0%	0.0%

** Bonuses are accrued in the financial year to which they relate and are paid in the first quarter of the following financial year.*
*** No Performance Share Rights vested or lapsed during the years ended 31 December 2005 or 31 December 2006. On 20 February 2007 the Board determined that, based on the Company's TSR performance against the individual TSR's of the specified comparator group over the period 1 January 2004 to 31 December 2006, series 1A and 2 would be allocated in full. These will be shown as Vested in the 2007 Remuneration Report.*
**** Within the definition of section 300A (1)(c) of the Corporations Act 2001.*
***** Resigned effective 31 August 2006. Does not meet the definition of an other nominated executive for year ended 31 December 2006.*

4.6 Performance Share Rights provided as remuneration and rights holdings

The numbers of Performance Share Rights in the Company held during the year by any executive director, key management personnel or other nominated executives of the consolidated entity, including their personally related entities, are set out below:

31 December 2006	Series	Performance period expiry date	Accounting value per right at grant date	Balance as at 31 December 2005	Granted during the year as remuneration	Balance as at 31 December 2006
Executive director						
PN Oneile	2*	31 December 2006	$8.68	380,000	-	380,000
	4	31 December 2007	$6.10	68,343	-	68,343
	7A	31 December 2008	$8.18	-	99,001	99,001
	7B	31 December 2008	$13.09	-	99,002	99,002
Executive key management personnel						
SCM Kelly	4	31 December 2007	$6.10	21,707	-	21,707
	6A	31 December 2008	$6.01	-	25,123	25,123
	6B	31 December 2008	$11.25	-	25,122	25,122
SJ Parker	1A*	31 December 2006	$6.45	38,166	-	38,166
	1B	31 December 2007	$6.25	38,165	-	38,165
	6A	31 December 2008	$6.01	-	16,138	16,138
	6B	31 December 2008	$11.25	-	16,137	16,137
GS Phillips	1A*	31 December 2006	$6.45	41,572	-	41,572
	1B	31 December 2007	$6.25	41,572	-	41,572
	6A	31 December 2008	$6.01	-	13,920	13,920
	6B	31 December 2008	$11.25	-	13,920	13,920
JH Timmis	1A*	31 December 2006	$6.45	41,628	-	41,628
	1B	31 December 2007	$6.25	41,627	-	41,627
	6A	31 December 2008	$6.01	-	16,838	16,838
	6B	31 December 2008	$11.25	-	16,837	16,837
BJ Yahl	1A*	31 December 2006	$6.45	30,000	-	30,000
	1B	31 December 2007	$6.25	30,000	-	30,000
	6A	31 December 2008	$6.01	-	24,746	24,746
	6B	31 December 2008	$11.25	-	24,746	24,746
Other nominated executives**						
WP Jowett	1A*	31 December 2006	$6.45	46,593	-	46,593
	1B	31 December 2007	$6.25	46,593	-	46,593
	6A	31 December 2008	$6.01	-	20,516	20,516
	6B	31 December 2008	$11.25	-	20,516	20,516

31 December 2005	Series	Performance period expiry date	Accounting value per right at grant date	Balance as at 31 December 2004	Granted during the year as remuneration	Balance as at 31 December 2005
Executive director						
PN Oneile	2	31 December 2006	$8.68	380,000	-	380,000
	4	31 December 2007	$6.10	-	68,343	68,343
Executive key management personnel						
SCM Kelly	4	31 December 2007	$6.10	-	21,707	21,707
SJ Parker	1A	31 December 2006	$6.45	38,166	-	38,166
	1B	31 December 2007	$6.25	38,165	-	38,165
GS Phillips	1A	31 December 2006	$6.45	41,572	-	41,572
	1B	31 December 2007	$6.25	41,572	-	41,572
IH Timmis	1A	31 December 2006	$6.45	41,628	-	41,628
	1B	31 December 2007	$6.25	41,627	-	41,627
BJ Yahl	1A	31 December 2006	$6.45	30,000	-	30,000
	1B	31 December 2007	$6.25	30,000	-	30,000
Other nominated executives**						
MG Isaacs***	1A	31 December 2006	$6.45	42,297	-	42,297
	1B	31 December 2007	$6.25	42,297	-	42,297
WP Jowett	1A	31 December 2006	$6.45	46,593	-	46,593
	1B	31 December 2007	$6.25	46,593	-	46,593

** No Performance Share Rights vested or lapsed during the years ended 31 December 2005 or 31 December 2006. On 20 February 2007 the Board determined that, based on the Company's TSR performance against the individual TSR's of the specified comparator group over the period 1 January 2004 to 31 December 2006, series 1A and 2 would be allocated in full.*

*** Within the definition of section 300A (1)(c) of the Corporations Act 2001.*

**** Resigned effective 31 August 2006. Does not meet the definition of an other nominated executive for year ended 31 December 2006.*

4.6.1 Accounting valuation of Performance Share Rights

An independent accounting valuation for each tranche of Performance Share Rights at their respective grant dates has been performed by Deloitte Touche Tohmatsu ('Deloitte'). In undertaking the valuation of the rights, Deloitte have used a Total Shareholder Return model (TSR) and an Earnings Per Share Growth (EPSG) model. These models are described below.

TSR model

Deloitte have developed a Monte-Carlo simulation-based model which incorporates the impact of performance hurdles and the vesting scale on the value of the shares. This pricing model takes into account factors such as the Company's share price at the date of grant, volatility of the underlying shares, the risk free rate of return, expected dividend yield and the likelihood that vesting conditions will be met. The accounting valuation of rights issued is allocated equally over the vesting period.

EPSG model

The Black-Scholes Generalised model was used to determine the fair value of Performance Share Rights which incorporates the impact of the earnings per share performance condition. This pricing model takes into account factors such as the Company's share price at the date of grant, current price of the underlying shares, volatility of the underlying share price, the risk free rate of return, expected dividend yield and time to maturity. The

accounting valuation of rights issued is allocated over the vesting period so as to take into account the actual level of vesting over the performance period.

For the purposes of remuneration packaging, the TSR accounting valuation as at the commencement of the performance period is adopted for determining the total number of Performance Share Rights to be allocated as this valuation is considered to best reflect the fair value of Performance Share Rights to each executive at that time. The requirements of Accounting Standard AASB 2 in relation to the treatment of non-market vesting conditions such as EPSG and share based remuneration requiring shareholder approval results in accounting expense and disclosures differing from the value allocated for the purposes of remuneration packaging.

4.7 Options provided as remuneration and option holdings

No options were issued during the year.

There were 1,205,000 (2005: 2,888,000) outstanding options as at 31 December 2006, representing 0.26% (2005: 0.61%) of the issued share capital at that date.

Details of options over ordinary shares in the Company provided as remuneration to any key management personnel or other nominated executives of the consolidated entity are set out below. When exercisable, each option is convertible into one ordinary share of the Company.

31 December 2006	Note	Series	Expiry date	Exercise price*	Balance as at 31 December 2005	Exercised during the year	Balance as at 31 December 2006	Vested during the year	Fair value at exercise date $	Vested and exercisable at the end of the year
Executive key management personnel										
SCM Kelly	1	29B	1 September 2008	$1.9503	125,000	125,000	-	125,000	1,593,750	-
	2	29C	1 September 2008	$2.4503	125,000	-	125,000	-	-	-
	3	29D	1 September 2008	$2.9503	125,000	-	125,000	-	-	-
	4	31A	1 September 2009	$6.7016	125,000	-	125,000	-	-	125,000
	1	31B	1 September 2009	$7.2016	125,000	-	125,000	-	-	-
	2	31C	1 September 2009	$7.7016	125,000	-	125,000	-	-	-
	3	31D	1 September 2009	$8.2016	125,000	-	125,000	-	-	-
SD Parker	5	28	26 August 2008	$1.3497	150,000	50,000	100,000	50,000	637,500	-
GS Phillips	5	30	3 November 2008	$2.2177	150,000	50,000	100,000	50,000	677,000	-
Other nominated executives**										
WP Jowett	5	26	7 March 2007	$5.7431	25,000	25,000	-	25,000	322,875	-
	5	28	26 August 2008	$1.3497	150,000	50,000	100,000	50,000	638,500	-

31 December 2005	Note	Series	Expiry date	Exercise price*	Balance as at 31 December 2004	Exercised during the year	Balance as at 31 December 2005	Vested during the year	Fair value at exercise date $	Vested and exercisable at the end of the year
Executive key management personnel										
SCM Kelly	4	29A	1 September 2008	$1.4503	125,000	125,000	-	125,000	1,132,463	-
	1	29B	1 September 2008	$1.9503	125,000	-	125,000	-	-	-
	2	29C	1 September 2008	$2.4503	125,000	-	125,000	-	-	-
	3	29D	1 September 2008	$2.9503	125,000	-	125,000	-	-	-
	4	31A	1 September 2009	$6.7016	125,000	-	125,000	-	-	-
	1	31B	1 September 2009	$7.2016	125,000	-	125,000	-	-	-
	2	31C	1 September 2009	$7.7016	125,000	-	125,000	-	-	-
	3	31D	1 September 2009	$8.2016	125,000	-	125,000	-	-	-
SJ Parker	5	28	26 August 2008	$1.3497	200,000	50,000	150,000	50,000	480,015	-
GS Phillips	5	30	3 November 2008	$2.2177	200,000	50,000	150,000	50,000	423,615	-
Other nominated executives**										
MG Isaacs***	5	28	26 August 2008	$1.3497	200,000	50,000	150,000	50,000	480,015	-
	5	26	7 March 2007	$5.7431	37,500	25,000	12,500	12,500	140,423	-
WP Jowett	5	18	19 February 2006	$5.4124	100,000	100,000	-	25,000	541,010	-
	5	26	7 March 2007	$5.7431	50,000	25,000	25,000	12,500	161,673	12,500
	5	28	26 August 2008	$1.3497	200,000	50,000	150,000	50,000	450,515	-

** The option exercise price has been adjusted for the 21 cent capital return paid in July 2005. Where options were exercised prior to the capital return the exercise price was 21 cents higher than shown above.*
*** Within the definition of section 300A (1)(c) of the Corporations Act 2001.*
**** Resigned effective 31 August 2006. Does not meet the definition of an other nominated executive for year ended 31 December 2006.*

Notes to the table:
1 – Options are exercisable 30 months after grant date
2 – Options are exercisable 42 months after grant date
3 – Options are exercisable 54 months after grant date
4 – Options are exercisable 18 months after grant date
5 – Options are exercisable in 4 equal tranches at intervals of 18, 30, 42 and 54 months after the grant date.

4.7.1 Valuation of options

An independent valuation of each tranche of options at their respective grant date has been performed by Deloitte. In undertaking the valuation of the options, Deloitte have used a TSR model, a modified version of the Merton Reiner Rubinstein Barrier Option model. It is called a 'Barrier' model because it takes into account that the options are subject to a performance hurdle. Deloitte have advised that this model is more appropriate than the Black Scholes or Binomial models for valuing this type of option. This pricing model takes into account factors such as the Company's share price at the date of the grant, volatility of the underlying share price, the risk free rate of return, expected dividend yield and time to maturity.

The value of options has been allocated equally over the period from grant date to vesting date. Details of the ESOP including grant dates and vesting conditions are set out in note 32 of the financial statements.

4.8 General Employee Share Plan provided as remuneration

The numbers of shares held under the GESP during the year ended 31 December 2006, and the comparative year, by any of the key management personnel or other nominated executives of the consolidated entity, including their personally related entities, are set out below:

	Balance as at 31 December 2005	Shares issued/granted during the year	Shares vested during the year	Balance as at 31 December 2006
Executive key management personnel				
SCM Kelly	352	79	-	431
SJ Parker	951	79	(599)	431
GS Phillips*	263	74	-	337
IH Timmis	352	79	-	431
BJ Yahl	89	79	-	168
Other nominated executives**				
WP Jowett	951	79	(599)	431

	Balance as at 31 December 2004	Shares issued during the year	Shares vested during the year	Balance as at 31 December 2005
Executive key management personnel				
SCM Kelly	263	89	-	352
SJ Parker	862	89	-	951
GS Phillips	263	-	-	263
IH Timmis	263	89	-	352
BJ Yahl	-	89	-	89
Other nominated executives**				
MG Isaacs***	1,028	-	(166)	862
WP Jowett	1,028	89	(166)	951

* *As an overseas employee, GS Phillips was granted a contingent right to 74 shares during the year in lieu of a share allocation under the General Employee Share Plan, subject to continued employment for a period of three years.*

** *Within the definition of section 300A (1)(c) of the Corporations Act 2001.*

*** *Resigned effective 31 August 2006. Does not meet the definition of an other nominated executive for year ended 31 December 2006.*

5 Shareholdings (Audited)

The numbers of shares (excluding those unvested under the GESP and the PSP) in the Company held during the year ended 31 December 2006, and the comparative year, by each director and executive key management personnel of the consolidated entity, including their personally related entities, are set out below. No amounts are unpaid on any of the shares issued. Where shares are held by the individual director or executive and any entity under the joint or several control of the individual director or executive they are shown as 'benefically held'. Shares held by those who are defined by AASB 124 ('*Related Party Disclosures*') as close members of the family of the individual director or executive are shown as 'non beneficially held'.

	Type	Balance as at 31 December 2005	Options exercised	Net Changes during the year	Balance as at 31 December 2006
Executive director					
PN Oneile	beneficially held	-	-	-	-
	non-beneficially held	6,000	-		6,000
Non-executive directors					
DJ Simpson	beneficially held	106,000	-	-	106,000
	non-beneficially held	-			
WM Baker	beneficially held	4,700	-	-	4,700
	non-beneficially held	-	-	-	-
RA Davis	beneficially held	1,200	-	2,249	3,449
	non-beneficially held	-	-	-	-
P Morris	beneficially held	12,560	-	658	13,218
	non-beneficially held	-	-	-	-
SAM Pitkin	beneficially held	6,000	-	1,572	7,572
	non-beneficially held	-	-	-	-
AW Steelman	beneficially held	16,000	-	-	16,000
	non-beneficially held	4,505	-	-	4,505
Executive key management personnel					
SCM Kelly	beneficially held	200,000	125,000	-	325,000
	non-beneficially held	-	-	-	-
SJ Parker	beneficially held	50,000	50,000	(19,401)	80,599
	non-beneficially held	-	-	-	-
GS Phillips	beneficially held	169,867	50,000	(116,666)	103,201
	non-beneficially held	-	-	-	-
IH Timmis	beneficially held	-	-	-	-
	non-beneficially held	-	-	-	-
BJ Yahl	beneficially held	-	-	-	-
	non-beneficially held	-	-	-	-

	Type	Balance as at 31 December 2004	Options exercised	Net Changes during the year	Balance as at 31 December 2005
Executive director					
PN Oneile	beneficially held	-	-	-	-
	non-beneficially held	6,000	-		6,000
Non-executive directors					
DJ Simpson	beneficially held	106,000	-	-	106,000
	non-beneficially held	17,000	-	(17,000)	-
WM Baker	beneficially held	-	-	4,700	4,700
	non-beneficially held	-	-	-	-
RA Davis	beneficially held	-	-	1,200	1,200
	non-beneficially held	-	-	-	-
P Morris	beneficially held	8,680	-	3,880	12,560
	non-beneficially held	-	-	-	-
SAM Pitkin	beneficially held	-	-	6,000	6,000
	non-beneficially held	-	-	-	-
AW Steelman	beneficially held	10,000	-	6,000	16,000
	non-beneficially held	-	-	4,505	4,505
Executive key management personnel					
SCM Kelly	beneficially held	75,000	125,000	-	200,000
	non-beneficially held	-	-	-	-
SJ Parker	beneficially held	-	50,000	-	50,000
	non-beneficially held	-	-	-	-
GS Phillips	beneficially held	119,687	50,000	-	169,687
	non-beneficially held	-	-	-	-
IH Timmis	beneficially held	-	-	-	-
	non-beneficially held	-	-	-	-
BJ Yahl	beneficially held	-	-	-	-
	non-beneficially held	-	-	-	-

Shareholdings of directors and executive key management personnel reported as 'non-beneficially held' include those that have been disclosed under representation made to them by the parties within the AASB 124 definition of personally related entities. Directors and executive key management personnel have relied upon the representations made as they have no control or influence over the financial affairs of the personally related entities to substantiate the shareholdings declared. In the event that a personally related entity declines to provide shareholding details, the shareholding of that personally related entity is assumed to be nil.

5.1 Loans to directors and executive key management personnel

No directors or executive key management personnel held any loans with the Company during the financial year.

5.2 Other transactions with directors and executive key management personnel

Refer to note 35 of the financial statements for details of related party transactions with directors and executive key management personnel.

6 Indemnity of officers

The Company's Constitution provides that: "the Company must indemnify every person who is or has been a director, secretary or executive officer of the Company". The liabilities covered by those indemnities are those arising as a result of the indemnified party serving or having served as a director, secretary or executive officer of the Company or of its subsidiaries but are restricted so as not to cover: (i) liability in respect of conduct involving a lack of good faith; (ii) conduct which an indemnified party knows to be wrongful; and (iii) liability which arises out of a personal matter of the indemnified party. The Company maintains a Directors and Officers insurance policy, the premium paid and the terms of cover secured by that premium are confidential.

Corporate governance
for the 12 months ended 31 December 2006
Aristocrat Leisure Limited
ABN 44 002 818 368

The Board is committed to maintaining the highest standards of corporate governance. Furthermore, the Board has endeavoured to ensure its governance principles and policies comply with the ASX Corporate Governance Council recommendations which are set out in the ASX publication *"Principles of Good Corporate Governance and Best Practice Recommendations"*.

Set out below is a summary of Aristocrat's ("the Company") corporate governance principles which were in place throughout the 2006 reporting period. For ease of reference this statement has been prepared and presented in a format consistent with the above named publication.

Principle 1 - Lay solid foundations for management and oversight

Board role and responsibilities

The Board has formalised its roles and responsibilities into a Board Charter which is available on the Company's website, www.aristocratgaming.com. In summary, the Board's main responsibilities include the:

- review and approval of Company strategy;
- performance management with specific responsibility for the monitoring of Company performance and overall conduct;
- selection, appointment, remuneration and performance evaluation of the Chief Executive Officer (CEO) and Chief Financial Officer (CFO);
- evaluation of the principal risks of the Company and continued monitoring of appropriate risk management and reporting systems;
- establishment and monitoring of policies to ensure compliance with the legal and regulatory regimes to which the Company is subject and to ensure the highest standards of corporate conduct; and
- promotion of open and proper communication between the Company and its stakeholders.

Delegation to management

The Board has delegated certain responsibilities to management including the day to day operation and administration of the Company. The Board Charter clearly specifies those matters that are reserved for the Board only.

Principle 2 - Structure the Board to add value

Board Composition

The Board has determined that its optimal size is between seven and nine members. As at 31 December 2006, the Board comprised six non-executive directors and one executive director. Details including the term of office, qualifications and information on other directorships held by each member of the Board, can be found in the Directors' Report.

The Board comprises members with a broad range of skills and experience. The Board considers it important for the following skills and experience to be represented on the Board:

- experience as a Chief Executive;
- international business experience;
- financial experience;
- technology experience especially in the software or computer industries;
- marketing experience;
- legal and regulatory experience; and
- corporate governance and risk management experience.

The Board annually reviews the skills and experience of its members and decides on whether any action needs to be taken to augment or complement those skills.

The Board Chairman

The Chairman is selected by the Board and is a non-executive director. The Chairman and the office of the CEO are not held by the same person. The Chairman is responsible for the leadership of the Board, ensuring effectiveness in all aspects of its role including:

- setting Board meeting agendas;
- conducting and leading Board meetings;
- ensuring effective communication with shareholders;
- conducting and leading shareholder meetings; and
- being the main point of contact between the Board and the CEO.

Board meetings

The Board meets regularly and this year the Board met a total of eleven times which included two, two day meetings focussed on strategy and budget. The number of

meetings attended by each director is tabled in the Directors' Report. Executive management are regularly invited to attend and present at Board meetings. During the year the non-executive directors also held meetings without the presence of executive management.

Director independence

Every year the Board assesses each of the non-executive directors against specific criteria to decide whether they are independent. Directors are considered to be independent if they meet the following criteria:

- they are not a substantial (5% or greater) shareholder of the Company or an officer of a substantial shareholder of the Company;
- they have not been employed in an executive capacity in the last three years by the Company or a subsidiary of the Company;
- they have not been employed as a principal of a material professional advisor to the Company during the past three years;
- they are not a material supplier or customer of the Company or any subsidiary of the Company;
- they have no material contractual relationship with the Company (other than as a director); and
- they are free from any interest, business or personal, which could or could reasonably be perceived to materially interfere with the director's ability to act in the best interests of the Company.

In determining whether or not a material relationship exists with a third party such as a supplier, professional advisor or customer the Board considers that relationship to be material if it meets the following criteria:

- where the customer accounts for more than 5% of the Company's consolidated gross revenue per annum;
- if the Company accounts for more than 5% of the supplier's consolidated revenue; or
- where the total value of any contract or relationship between the Company and the director (other than as a director of the Company) exceeds A$1million.

The Board determined that all non-executive directors were considered to be independent as at 31 December 2006.

Independent professional advice

Any director may seek independent external advice in relation to any Board matter at the expense of the Company with the prior consent of the Chairman. Whenever practicable the advice should be commissioned in the joint names of the director and the Company and a copy of the advice should be made available to the entire Board.

Board committees

The Board is assisted in fulfilling its responsibilities by four committees. Each committee is governed by a Charter which is regularly reviewed and approved by the Board. The Charters are available on the Company's website www.aristocratgaming.com. The four Board committees are the:

- Audit Committee
- Nomination and Governance Committee
- Regulatory and Compliance Committee; and
- Remuneration Committee.

An overview of the composition and responsibilities of each of the Board committees is provided below:

Audit Committee

The committee comprises four non-executive directors. The current committee members are Mrs P Morris (Chair), Mr DJ Simpson, Mr AW Steelman and Mr RA Davis. The committee is scheduled to meet four times throughout the year. During the year in addition to the four scheduled committee meetings, separate meetings also took place between the Chair of the committee and both the Company's external and internal auditors. The number of actual committee meetings and attendance by its members is contained in the Directors' Report.

The committee responsibilities include:

- the evaluation and monitoring of the Company's internal control environment and risk management function;
- overseeing and reviewing the scope, quality and cost of the internal and external audits;
- reviewing the reports presented to the committee by both the auditors and management;
- recommending to the Board the appointment of internal and external auditors;
- reviewing the Company's management and statutory reporting (including the half year and full year accounts);
- the review and approval of finance and accounting policies and the ongoing monitoring of their implementation and effectiveness;
- ongoing financial monitoring of the Company's various disclosure obligations; and
- the review and pre-approval of any non audit services provided by either the internal or external auditors ensuring that their independence is maintained at all times.

Nomination and Governance Committee

The committee comprises three non-executive directors. The current committee members are Mr RA Davis (Chair), Mr DJ Simpson and Mrs P Morris. The committee is scheduled to meet twice per year. The number of actual committee meetings and attendance at meetings by its members is contained in the Directors' Report.

The committee responsibilities include:

- recommendations on Board structure, membership, tenure, succession planning and committee membership;
- induction and education of directors;
- the Board and individual director performance assessment; and
- overall Company corporate governance policies and procedures.

Regulatory and Compliance Committee

The committee is chaired by Mr WM Baker who is a non-executive director. The committee also comprises another non-executive director, Ms SAM Pitkin an independent external member, Mr H Keating and Mr BJ Yahl as a member of executive management. Committee members are appointed for two years by the Board and are subject to approval by certain gaming authorities / bodies. The committee is scheduled to meet four times per year. The number of actual committee meetings and attendance at meetings by its members is contained in the Directors' Report.

The committee responsibilities include:

- assisting the Board and executive management in obtaining information necessary to make decisions in the area of hiring key personnel and entering into or continuing business associations;
- the review of existing and proposed business undertakings for regulatory compliance;
- conducting investigations as appropriate and making recommendations to the Board; and
- monitoring and ensuring licensing conditions and regulatory requirements are met.

Remuneration Committee

The committee comprises three non-executive directors The current committee members are Ms SAM Pitkin (Chair), Mr DJ Simpson and Mrs P Morris. The committee is scheduled to meet four times per year. The number of actual committee meetings and attendance at meetings by its members is contained in the Directors' Report.

The committee responsibilities include:

- the recruitment, remuneration, retention, succession planning, training policies and procedures for senior management;
- making recommendations to the Board on:
    - CEO and senior management fixed remuneration framework and levels;
    - CEO and senior management performance and equity based remuneration plans including performance incentives and hurdles;
    - Chairman and non executive director fees; and
    - the Company's superannuation arrangements.

Nomination, selection and appointment process of new directors

Recommendations for the nomination of new directors are made by the Nomination and Governance Committee. Generally, external consultants are used to identify potential directors. Those nominated are assessed by the committee against a range of criteria including professional skills, experience, qualifications and background including probity and integrity. Any non executive director appointed during the year will stand for election by shareholders at the next Annual General Meeting of the Company.

Formal letters of appointment are issued to those joining the Board and individual service agreements are entered into with all directors. All new directors undergo an induction program which includes being provided with a director's handbook, a copy of the strategic plan for the Company together with latest budgets/forecasts and meetings with senior management including the CEO and his direct reports.

Other directorships

Directors are required to limit the number of directorships of other listed companies to five in order to ensure that sufficient time is available to attend to the affairs of the Company. The Chair is required not to hold more than one other position as Chair of a listed company. The CEO should only accept appointment to the board of another listed company with the approval of the Board.

Principle 3 - Promote ethical & responsible decision making

Code of Conduct

The Board has adopted a Code of Conduct ("the Code") which applies to directors and all employees. The Code is reinforced through various training programs and Company publications. The Code provides an ethical and behavioural framework for the way business is conducted and contains a set of general business ethics including (but not limited to):

- acting honestly and fairly in all dealings and to conduct business with strict professional courtesy and integrity;
- to abide and comply with all applicable laws and regulations;
- report suspected corrupt or unethical conduct;
- ensure that Company resources and property are used properly and efficiently; and
- not disclose information or documents relating to the Company or its businesses other than as required by law and not to make any public comment on Company matters unless authorised to do so.

The Code is available on the Company's website, www.aristocratgaming.com

"Tip-Offs Anonymous" program

"Tip-offs Anonymous" is an independent, confidential telephone, email and postal service that provides an effective channel for employees to anonymously report instances of suspected workplace misconduct. The service is available to all employees worldwide.

All reported incidents are reviewed by a select group of senior executives who decide on the appropriate course of action to be taken. A summary of all reported incidents and action taken is provided to the Audit Committee. Any reported incidents involving senior executives are reported directly to the Chairman of the Audit Committee by the Tip-offs Anonymous service provider.

Securities trading policy

The Company's policy prohibits any director or employee dealing in the securities of the Company if they are in possession of any price-sensitive information. Subject to this, directors and senior executives may only deal in the shares of the Company from the day after until the 42nd calendar day following:

- announcement of the half year and full year results;
- issue of any prospectus by the Company; and
- the day of the Company's Annual General Meeting.

The Company prohibits the hedging of unvested options and unvested Performance Share Rights at all times, irrespective of trading windows.

The policy can be found on the Company's website, www.aristocratgaming.com.

Principle 4 - Safeguard integrity in financial reporting

Audit Committee

The Audit Committee's composition, roles and responsibilities are provided under Principle 2 of this statement.

Certifications from the CEO and CFO

The Board received a written certification on 20 February 2007 from both the CEO and CFO that the Company's financial reports for the year ended 31 December 2006 present a true and fair view in all material respects of the company's financial condition and operational results and are in accordance with relevant accounting standards.

Selection of auditor

The Audit Committee is responsible for overseeing the external auditor selection process. This process includes assessing each of the submissions received and making a formal recommendation to the Board on the appointment of the external auditor.

As part of that selection process, the Audit Committee assesses each of the submissions received on the following criteria:

- independence;
- overall audit approach and methodology;
- relevant industry experience;
- experience, and qualifications of key audit staff; and
- cost.

After careful consideration of the above criteria, the Audit Committee recommended to the Board the re-appointment of PricewaterhouseCoopers as the Company's external auditors.

Auditor independence

The Company has adopted a formal charter of "Audit Independence". The Charter restricts the types of non-audit services that can be provided by either the internal or external auditors. In addition, any non-audit services which are to be provided by the internal or external auditors need to be pre-approved by the Chair of the Audit Committee.

The Charter does not allow the following services to be provided by the internal or external auditors:

- bookkeeping or other services related to accounting records or financial statements;
- financial information systems design and implementation;
- business valuation services (including appraisals or fairness opinions);
- management or human resource functions; and
- actuarial, investment advisory or banking services.

The Audit Committee reviews the independence of the auditors four times a year. The Company requires the senior external audit partner to rotate every five years. The Charter also places restrictions on the hiring of employees or former employees of the auditor firms. The Company expects the external auditor to attend the Annual General Meeting of the Company and to respond to questions relating to the conduct of the audit and the auditors' role.

Non-audit services provided

Non audit services provided by the external auditor are disclosed and explained in both the Directors' Report and Note 34 to the financial statements.

The Board is satisfied that the nature and scope of these services did not compromise auditor independence. When making this assessment the Board had regard to relevant provisions in the Corporations Act and the Company's Charter of Audit Independence. The auditor's independence declaration for the year ended 31 December 2006 has been received and is attached to the Directors' Report.

Principle 5 - Make timely and balanced disclosure

The Company has written policies dealing with the Company's disclosure obligations and responsibilities under both the ASX Listing Rules and the Corporations Act. The Company's policy on continuous disclosure is available on the Company's website www.aristocratgaming.com.

The Company has in place the following procedures in order to comply with its continuous disclosure responsibilities:

- to immediately advise the ASX of any information which a reasonable person would expect to have a material effect on the price of the Company's securities subject to the exceptions set out in Listing Rule 3.1A. The CEO, CFO and the Group General Manager, Commercial and Legal confer regularly to determine if any announcement should be made to the ASX in accordance with the principles in Listing Rule 3.1A;
- the Chair, CEO, CFO and Group General Manager Commercial and Legal are the only persons authorised to talk to the media, analysts or shareholders;
- any employee who comes into possession of information which is likely to affect the price of the Company's securities or which has the capacity to affect the Company's profit or balance sheet totals by 5% or more, must immediately consult the CEO or the Company Secretary who will decide, in consultation with the Chair (where appropriate), whether an announcement is required;
- the establishment of the Senior Executive and Risk Review Committee which normally meets monthly to review risks to which the Company is exposed in the light of the continuous disclosure responsibilities; and
- there is an established protocol and signoff procedure for all intended announcements.

Principle 6 - Respect the rights of shareholders

One of the most significant responsibilities of the Board is to have regard to the long term sustainability of returns to shareholders taking into account the interests of other stakeholders.

The Company promotes effective communication with shareholders and encourages effective participation at general meetings to ensure a high level of accountability and discussion of the Company's strategy, goals and performance. The Company also invites the external auditor to attend the Annual General Meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor's report. The Company maintains a website (www.aristocratgaming.com) which is regularly updated with all recent announcements to the ASX, annual reports, briefing materials and presentations to investors and analysts. The Corporate Governance section of the website allows shareholders direct access to the Board charter, committee charters and key governance policies. The Annual General Meeting is webcast each year. The Company's most recent full year and half year results presentation webcasts are archived and can be accessed through the investor information link on the Company website.

The Company's Shareholder Communication Policy is available on the Company's website at www.aristocratgaming.com.

Principle 7 - Recognise and manage risk

The Board has established policies on risk oversight and management.

The Company is licensed to sell products in over 200 jurisdictions and operates from six major regional offices being Australia, USA, Japan, New Zealand, United Kingdom and South Africa. The Board accepts that risk exists in all aspects of the Company's business activities.

The Company's major risks include (but are not limited to) increased regulation by Governments, protection of the Company's gaming licenses, action by competitors, product development, product approvals, infringement of intellectual property rights, availability and quality of raw materials and manufacturing equipment used in the production of products and occupational health and safety issues. The Company recognises the need to ensure the maintenance of its gaming licenses. The responsibility for monitoring that licensing conditions and regulatory requirements are met resides with the Regulatory and Compliance Committee, a Committee of the Board.

Risk management plays a key role in helping to identify, measure and treat risk which in turn assists the Company in achieving its goals and objectives. The Company has in place an effective risk management system to ensure that business risks are identified, assessed, monitored and properly managed.

Elements of the Company's risk management system include:

- a formal risk management policy which is based on Standards Australia AS 4360:2004. The Company's Risk Management Policy is available on the Company's website at www.aristocratgaming.com;
- the training of key executives and managers in the area of risk and the requirements of the Company's risk management policy;
- formal risk identification workshops and meetings across the business to identify and rate significant business risks (financial, operational and strategic);
- the rating of risks for the likelihood of occurrence, possible consequence and the level of current controls and strategies which exist to manage the risk;
- formal risk management updates are provided to the Board on a monthly basis.
- a dedicated "Group Risk & Audit Manager" is responsible for assisting management in implementing the Board's risk management policies;
- the monthly review of risks by the Senior Executive and Risk Review Committee;
- the establishment of an internal audit function which has unrestricted access to the Board and management and which assists the Board in ensuring compliance with internal controls, policies and risk management programs by performing reviews;
- the development of a risk based internal audit plan;
- a clearly defined organisation structure together with documented expenditure authority and approval limits;
- detailed financial policies and procedures in the areas of expenditure authorisations, credit, treasury and required internal controls;
- annual budgeting and monthly reporting systems for all operating units;
- a group wide regulatory compliance program covering licensure, environment, occupational health and safety and employment practices;
- a comprehensive insurance program; and
- a confidential tip-offs anonymous program deployed worldwide.

In the fourth quarter of 2005, the Company implemented new risk management software to facilitate the update and maintenance of the Company's risk register and to track risk management activities.

Risk management certification

The Board has received a written declaration from both the CEO and CFO that the financial certification given by them on the Company's financial reports:

- is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board; and
- the Company's risk management and internal compliance and control system is operating effectively and efficiently in all material respects.

This declaration provides a reasonable but not absolute level of assurance and it does not in any way imply or guarantee against adverse events or more volatile outcomes from arising.

Principle 8 - Encourage enhanced performance

Review of Board performance

The Board Charter requires the annual review of its own performance as a Board, including its committees, as well as the performance of individual directors. The Board conducted in the fourth quarter of 2006 a peer review process whereby directors evaluated and assessed the overall performance of the Board as a whole and individual directors.

The peer review process is administered by the Nomination and Governance Committee using comprehensive written questionnaires. These questionnaires are completed by each director and cover the following areas:

- Board governance, structure and roles;
- Board responsibilities;
- Board processes;
- Board committees;
- Performance of individual directors; and
  Continuing improvement.

A summary of the questionnaires was discussed by the Board at the November Board Meeting.

Continuing education of directors

A continuing education process for directors through ongoing management presentations and tutorials from external experts takes place during the year permitting directors to pose questions about the Group about factors impacting on the business or likely to impact on the business.

Principle 9 - Remunerate fairly and responsibly

Remuneration Committee

The composition of the committee, its roles and responsibilities are provided under Principle 2 of this statement.

Remuneration of non-executive directors

Details of the principles and amounts of remuneration of non-executive directors are set out in the Directors' Report.

Remuneration of senior executives and their link with corporate performance

Details of the principles and amounts of the Company's executive fixed and variable remuneration schemes including their link with Company performance are provided in the Directors' Report.

Equity based remuneration

The Company has in place the following equity based remuneration plans:

- Performance Option Plan (POP) – Established 2005
- Performance Share Plan (PSP) – Established 2004
- Employee Share Option Plan (ESOP) – Established 1998

The POP is an executive incentive scheme designed to drive the continuing improvement in the Company's performance. The POP provides for eligible employees to be offered conditional entitlements to options over fully paid shares in the Company. The POP was approved by shareholders at the 2005 Annual General Meeting of the Company.

The PSP was implemented in 2004. Annual approval from shareholders has been obtained for the participation of the CEO, Mr PN Oneile in the PSP. Shareholder approval was not required under the ASX Listing Rules or Corporations Act for the other participants. The PSP which replaced the older Employee Share Option Plan (ESOP) is more stringent than the ESOP plan as it includes a vesting scale and tougher performance hurdles. A more detailed description of equity based remuneration is provided in the Directors' Report.

Principle 10 - Recognise the legitimate interests of stakeholders

The Board and senior management of the Company are committed to the Code and the principles contained within it. The Code, which applies to all employees, is regularly communicated and distributed to employees. New employees are issued with an employee handbook which contains amongst other things, the Code and they are required to certify (prior to commencing their employment) that they have read and understood the requirements contained in it.

The Code together and the policies listed in this Principle are aimed at ensuring the Company maintains the highest standards of honesty, integrity and fair trading with shareholders, customers, suppliers, employees, regulators and the community.

The Company has procedures in place to monitor overall compliance with the Code. It is made clear in the Code that any breaches are treated seriously and could lead to disciplinary action including termination of employment.

More information on the Code is provided under Principle 3 of this statement. The Code is also available on the Company's website, www.aristocratgaming.com

In addition to the Code, the Company also has policies which govern:

- Occupational, Health and Safety;
- Trade practices;
- Conflicts of interest;
- Gifts, gratuities and donations;
- Dealing in Company securities;
- Market disclosure; and
- Privacy.

The Company has implemented harassment, discrimination, legal and operational compliance training globally which all employees are required to complete. In addition the Company has provided training to relevant employees on privacy, fair trading, restrictive trade practices and gaming legislation.

2006 FULL YEAR

RESULTS PRESENTATION

FINAL

MARKET SENSITIVE AND CONFIDENTIAL

GOOD MORNING.

THANK YOU FOR JOINING US TODAY FOR OUR 2006 FULL YEAR RESULTS PRESENTATION.

I WOULD ALSO LIKE TO WELCOME THOSE PARTICIPATING VIA WEBCAST AND TELECONFERENCE.

MY NAME IS PAUL ONEILE. I AM THE CHIEF EXECUTIVE OFFICER OF ARISTOCRAT.

WITH ME IS SIMON KELLY, THE COMPANY'S CHIEF FINANCIAL OFFICER AND AT THIS POINT I WOULD LIKE TO ANNOUNCE THAT, AS OF TODAY, THE BOARD HAS APPOINTED SIMON AS A DIRECTOR OF THE COMPANY. SIMON HAS PLAYED A KEY ROLE IN ARISTOCRAT'S PERFORMANCE OVER THE PAST THREE YEARS AND I AM DELIGHTED THAT HIS EFFORTS HAVE BEEN RECOGNISED IN THIS WAY.

BEFORE STARTING, I WOULD REQUEST THAT ANY QUESTIONS BE LEFT UNTIL THE END OF THE PRESENTATION.

TURNING TO THE AGENDA FOR TODAY, I WILL START BY GIVING YOU AN OVERVIEW OF OUR 2006 RESULTS.

SIMON WILL THEN TAKE YOU THROUGH THE DETAILS OF OUR FINANCIAL PERFORMANCE, AFTER WHICH I WILL REVIEW THE PRINCIPAL GEOGRAPHIC SEGMENTS OF OUR BUSINESS, FOLLOWED BY OUR GLOBAL GROWTH OPPORTUNITIES.

I WILL THEN CONCLUDE WITH A FEW WORDS CONCERNING THE OUTLOOK FOR 2007 AND BEYOND.

TURNING NOW TO A SUMMARY OF OUR FINANCIAL PERFORMANCE FOR 2006.

OVERALL, 2006 WAS ANOTHER GOOD YEAR FOR ARISTOCRAT, PARTICULARLY GIVEN THE IMPACT OF THE PREVAILING MARKET CONDITIONS IN JAPAN WHICH AFFECTED ALL COMPETITORS IN THAT MARKET.

I AM PLEASED TO REPORT THAT THE RESULTS ARE IN LINE WITH EXPECTATIONS AND REFLECT STRONG OVERALL GROWTH IN OUR NON-JAPANESE BUSINESSES.

NET PROFIT AFTER TAX WAS $239 MILLION, DOWN 2% ON THE PREVIOUS YEAR'S RECORD RESULT.

WE EXPERIENCED PROFIT GROWTH IN ALL OF OUR MAJOR TRADING MARKETS WITH THE EXCEPTION OF JAPAN AND NEW ZEALAND. NORTH AMERICA LEAD THE WAY WITH A PROFIT INCREASE OF 39%.

REVENUE OF ALMOST $1.1 BILLION WAS DOWN FROM $1.3 BILLION IN THE PRIOR YEAR.

WE SPENT $95 MILLION ON RESEARCH AND DEVELOPMENT, AN INCREASE OF 45% YEAR ON YEAR, DEMONSTRATING OUR CONTINUED COMMITMENT TO INNOVATION AND INVESTING IN OUR FUTURE.

OPERATING CASH FLOW REMAINED STRONG, AT $205 MILLION.

TODAY WE ANNOUNCED A FINAL DIVIDEND OF 24 CENTS PER SHARE FULLY FRANKED – WHICH TAKES THE TOTAL DIVIDEND FOR 2006 TO 36 CENTS, A 20% INCREASE ON 2005. THIS REPRESENTS A TOTAL PAYOUT OF 71% OF EARNINGS.

FROM A CAPITAL MANAGEMENT PERSPECTIVE, WE HAVE COMPLETED ALMOST 47% OF OUR CURRENT $100 MILLION ON-MARKET SHARE BUY-BACK AND THIS PROGRAMME CONTINUES.

IN SUMMARY, OUR 2006 RESULTS REFLECT THREE KEY ACHIEVEMENTS FOR ARISTOCRAT.

FIRSTLY, WE ANTICIPATED THE SIGNIFICANT IMPACT THAT REGULATORY CHANGE WAS GOING TO HAVE ON THE JAPANESE RESULTS AND RESPONDED ACCORDINGLY. WE WERE ABLE TO GROW PROFITABILITY OF OUR NON-JAPANESE BUSINESSES BY 27%, VIRTUALLY OFFSETTING THE $94 MILLION PROFIT DOWNTURN IN JAPAN. THIS

DEMONSTRATES THE STRENGTH OF OUR GLOBAL BUSINESS.

SECOND, WE DELIVERED THIS RESULT EVEN WITH AN ADDITIONAL $30 MILLION SPENT ON RESEARCH AND DEVELOPMENT. THIS WAS FULLY EXPENSED DURING THE YEAR AND THUS IMPACTED DIRECTLY ON OUR PROFIT & LOSS ACCOUNT. THIS INVESTMENT WILL, OF COURSE, BE RECOUPED IN FUTURE YEARS.

IN ADDITION THE RESULT WAS ACHIEVED DESPITE SUBDUED TRADING CONDITIONS IN ALMOST EVERY MARKET IN WHICH WE OPERATE.

I WILL NOW HAND OVER TO SIMON TO TAKE YOU THROUGH THE FINANCIALS.

THANK YOU PAUL AND GOOD MORNING.

AS PAUL MENTIONED, I PROPOSE TO TAKE YOU THROUGH AN ANALYSIS OF OUR FINANCIAL RESULTS AS AT 31 DECEMBER 2006.

FIRSTLY, I WOULD LIKE TO TALK ABOUT THE DETAILED PROFIT AND LOSS.

TOTAL REVENUE FELL BY 16.9%, PRIMARILY DRIVEN BY A $323 MILLION DECLINE IN JAPAN. EXCLUDING JAPAN, MANAGEMENT REVENUE GROWTH WAS 14.3%.

IN ADDITION TO THE DECLINE IN JAPAN, NEW ZEALAND ALSO RECORDED A REVENUE FALL. HOWEVER, ALL OTHER MARKETS RECORDED REVENUE GROWTH.

GROSS PROFIT IMPROVED BY 7.1 PERCENTAGE POINTS TO 58.7%, OUR SEVENTH SUCCESSIVE REPORTING PERIOD OF MARGIN GROWTH.

EXPENSES BEFORE R&D , FX AND INTEREST WERE DOWN 14.8% IN REPORTED TERMS, REFLECTING A NUMBER OF SIGNIFICANT ITEMS, INCLUDING:

- LOWER LEGAL COSTS, IN LINE WITH THE EXPECTATIONS WE DISCUSSED THIS TIME LAST YEAR; AND

- A DECREASE IN JAPANESE AGENTS' COMMISSIONS DUE TO LOWER SALES IN THAT REGION; AND

EXCLUDING THESE AMOUNTS, EXPENSES INCREASED 6.2% DUE TO COST OF LIVING ADJUSTMENTS AND INCREASED INFRASTRUCTURE COSTS ASSOCIATED WITH BUILDING OUR CAPABILITY TO EXECUTE OPPORTUNITIES AS THEY ARISE.

THE SHARE OF ASSOCIATE PROFIT AFTER TAX REPRESENTS OUR 50% OWNERSHIP INTEREST IN THE POST TAX PROFIT OF THE ELEKTRONCEK BUSINESS SINCE ACQUISITION.

EBIT BEFORE R&D COSTS INCREASED 1.5% WITH REVENUE AND MARGIN GROWTH FROM NON-JAPANESE BUSINESSES EFFECTIVELY OFFSETTING THE $94 MILLION PROFIT TURNAROUND IN JAPAN.

AS PAUL HAS ALREADY MENTIONED, WE INCREASED RESEARCH AND DEVELOPMENT SPEND BY $29 MILLION. ALL R&D SPEND WAS FULLY EXPENSED TO THE P&L IN THE PERIOD. AS A RESULT, THIS INCREASE WAS A DIRECT HIT TO THE BOTTOM LINE.

REPORTED EBIT OF $335 MILLION REPRESENTS 30.6% OF REVENUE COMPARED WITH 27.6% IN 2005.

I WILL RUN THROUGH A MORE DETAILED RECONCILIATION OF PERIOD-ON-PERIOD EBIT IN A MOMENT.

THE EFFECTIVE TAX RATE OF 27.9% IS LOWER THAN THE 2005 RATE OF 32.9%. THIS RESULTS FROM A NUMBER OF FACTORS:

- THE IMPACT OF TAX LOSSES INCURRED IN JAPAN
- THE WAY OUR SHARE OF ASSOCIATE COMPANY PROFITS IS REFLECTED IN THE P&L;
- HIGHER R&D CONCESSIONS; AND

- THE NON-TAXABLE PROFIT ON THE SALE OF AN INTEREST IN OUR SOUTH AFRICAN BUSINESS.

ASSUMING A RETURN TO THE PRIOR YEAR LEVEL OF CONTRIBUTION FROM JAPAN, AN EFFECTIVE TAX RATE OF AROUND 32% IS MORE INDICATIVE OF THE LIKELY AVERAGE RATE OVER TIME, PRIOR TO THE IMPACT OF ANY OVERSEAS DIVIDEND WITHHOLDING TAX LEAKAGE.

PROFIT AFTER TAX OF $239 MILLION REPRESENTS A MARGINAL DECLINE ON 2005.

THIS OVERALL RESULT WAS IMPACTED BY TWO ONE-OFF ITEMS. FIRSTLY, THE RECOGNITION OF A $6.0 MILLION NON-CASH EXPENSE ON THE REALISATION OF AMOUNTS HELD IN THE FOREIGN CURRENCY TRANSLATION RESERVE AS REQUIRED UNDER INTERNATIONAL ACCOUNTING STANDARDS. IN ADDITION, A $6.2 MILLION PROFIT ON THE SALE OF 28% OF OUR SOUTH AFRICAN BUSINESS.

WHILE ON A PRE-TAX BASIS THESE EFFECTIVELY NET OFF, THEY NET TO A GAIN OF $1.7 MILLION POST TAX.

I WOULD NOW LIKE TO MOVE ON AND DEMONSTRATE THE KEY DRIVERS OF THE CHANGE IN EBIT PERIOD-ON-PERIOD. I WILL COVER OFF THE MAJOR ITEMS ONLY.

THIS CHART RECONCILES 2005 EBIT OF $358 MILLION TO THE $335 MILLION REPORTED IN THE CURRENT PERIOD.

AS USUAL, I HAVE STRIPPED OUT TRANSLATIONAL FOREIGN EXCHANGE IMPACTS FROM INDIVIDUAL COMPONENTS TO SHOW THE UNDERLYING MOVEMENTS IN REVENUE AND COST ELEMENTS.

GIVEN THE SIGNIFICANT IMPACT OF THE PROFIT SHORTFALL IN JAPAN, I HAVE SHOWN THE FULL $94 MILLION EFFECT AS A SINGLE ITEM TO THE LEFT.

I HAVE ALSO SHOWN SEPARATELY THE IMPACT OF THE ELECTRONCEK AND ACE INTERACTIVE ACQUISITIONS WHICH AS YOU CAN SEE EFFECTIVELY NET OFF.

THE REMAINDER OF ITEMS SHOWN IN THIS RECONCILIATION THEREFORE RELATE TO THE NON-JAPANESE BUSINESSES AND ARE PRE THE IMPACT OF BUSINESS ACQUISITIONS.

YOU WILL NOTE THAT CONSISTENT WITH PRIOR RESULTS PRESENTATIONS, THE MAJOR CONTRIBUTORS TO THE IMPROVEMENT ARE THE NEXT FOUR COMPONENTS TO THE LEFT, WHICH COLLECTIVELY COMPRISE THE INCREASE IN GROSS PROFIT.

THE FIRST COMPONENT REPRESENTS THE MARGIN IMPACT OF IMPROVED VOLUMES – THIS CONTRIBUTED AN INCREMENTAL $23 MILLION, WITH REVENUES UP $44 MILLION AND COST OF SALES UP $21 MILLION.

THE LARGEST SINGLE CONTRIBUTOR TO THE VOLUME VARIANCE WAS THE IMPACT OF A HIGHER AVERAGE INSTALLED BASE OF RECURRING REVENUE UNITS, PREDOMINANTLY IN NORTH AMERICA, ALTHOUGH WE CONTINUE TO BUILD THIS BUSINESS THROUGHOUT THE REST OF THE WORLD.

VOLUMES IMPROVED ACROSS ALL MARKETS OTHER THAN NEW ZEALAND.

MOVING ON, PRICE/MIX CONTRIBUTED $40 MILLION TO EARNINGS, DESPITE AN $11 MILLION OFFSETTING IMPACT OF LOWER AVERAGE RECURRING REVENUE FEES IN NORTH AMERICA. THE EFFECTIVE PRICE/MIX INCREASE ON PRODUCT SALES APPROXIMATES 8%.

THE FAVOURABLE COST OF SALES IMPACT INCLUDES THE BENEFITS OF IMPROVEMENTS IN OUR GLOBAL SOURCING AND SUPPLY CHAIN AND A LOWER RECURRING REVENUE COST BASE.

OTHER NET MARGIN IMPACTS OF $9 MILLION COMPRISE A NUMBER OF COMPONENTS INCLUDING IMPROVEMENTS IN MANUFACTURING PRODUCTION EFFICIENCIES.

THE INCREASE IN R&D COSTS REFLECTS OUR ONGOING COMMITMENT TO ENSURING WE REMAIN AT THE LEADING

EDGE OF THE PROVISION OF GAMING SOLUTIONS IN ALL MARKETS IN WHICH WE OPERATE.

AS A PERCENTAGE OF MANAGEMENT REVENUE, R&D EXPENDITURE ROSE TO 8.6% COMPARED WITH 5.1% IN THE SAME PERIOD LAST YEAR. THE SHARP DROP IN JAPANESE REVENUE HAS OF COURSE IMPACTED THIS METRIC – EXCLUDING THE JAPAN EFFECT, R&D TO REVENUE WOULD HAVE INCREASED AROUND 2 PERCENTAGE POINTS. OVER TIME, HOWEVER WE EXPECT R&D EXPENDITURE AS A PERCENTAGE OF REVENUE TO DECLINE FROM THIS LEVEL AS REVENUES BUILD.

SELLING, MARKETING, GENERAL AND ADMINISTRATIVE COSTS WERE UP SOME $7 MILLION REFLECTING INFLATION AND THE INVESTMENT WE HAVE PUT INTO OUR INFRASTRUCTURE OVER THE PAST 12 MONTHS. MUCH OF THIS HAS BEEN AIMED AT ENSURING WE ARE APPROPRIATELY POSITIONED FOR EXPANSION IN GLOBAL GAMING MARKETS.

THE REDUCTION IN LEGAL COSTS IS ALSO INCLUDED HERE.

THE NEXT ITEM INCLUDES THE TWO ONE-OFFS I MENTIONED EARLIER TOGETHER WITH A NUMBER OF OTHER INDIVIDUALLY IMMATERIAL ITEMS.

FINALLY, I HAVE STRIPPED OUT TRANSLATIONAL FOREIGN EXCHANGE IMPACTS FROM THE PREVIOUS COMPONENTS. YOU CAN SEE HERE THE NET IMPACT ON EBIT AMOUNTS TO AN UNFAVOURABLE $1.0 MILLION.

IN CONCLUSION, WHEN YOU ADJUST FOR JAPAN, THE STRONG UNDERLYING EBIT IMPROVEMENT REFLECTS A CONTINUATION OF THE KEY DRIVERS THAT I HAVE MENTIONED AT PREVIOUS PRESENTATIONS, NAMELY:

- GLOBAL VOLUME GROWTH;
- IMPROVED PRICING AND FOCUS ON PREMIUM PRODUCTS;

- COST EFFICIENCIES, PARTICULARLY IN THE SUPPLY CHAIN; AND

- LEVERAGE OF FIXED COST STRUCTURES.

AT THE SAME TIME, WE CONTINUE TO SIGNIFICANTLY INVEST IN R&D, INFRASTRUCTURE, SKILLS AND CAPABILITY.

MOVING ON TO LOOK AT THE OVERALL PORTFOLIO OF OUR BUSINESSES AND THEIR RESPECTIVE CONTRIBUTIONS.

THIS CHART SHOWS THE OVERALL MIX OF OUR REVENUE VERSUS 2005.

I HAVE ANALYSED OUR REVENUES BASED ON THE DIFFERENT UNDERLYING NATURE AND MATURITY OF THE KEY MARKETS FROM WHICH THEY ARE DERIVED.

IN ESSENCE, THESE MARKETS FALL INTO ONE OF THREE CATEGORIES:

- THOSE THAT ARE MATURE, SUCH AS AUSTRALIA AND NEW ZEALAND, WHERE GROWTH IS CONSTRAINED BY REGULATORY MEASURES AND CAPS ON UNIT NUMBERS;

- THE JAPANESE MARKET WHICH OPERATES ITS OWN UNIQUE STYLE OF GAMING, UNLIKE ANYWHERE ELSE IN THE WORLD; AND

- ALL OTHER MARKETS WHICH HERE I HAVE LABELLED "GROWTH MARKETS" IN RECOGNITION OF THE FACT THAT THESE MARKETS ARE IN DIFFERING STAGES OF DEVELOPMENT.

THE COMPARISON PERIOD-ON-PERIOD HAS OF COURSE BEEN DISTORTED BY THE REVENUE DECLINE IN JAPAN. HOWEVER YOU CAN SEE THAT THE BIGGEST SINGLE CHANGE IS THE INCREASE IN THE OVERALL CONTRIBUTION OF THE GROWTH MARKETS SEGMENT WHICH COMPRISED 68% OF THE RESULT, UP FROM 47% A YEAR AGO.

TURNING NOW TO THE ACTUAL DOLLAR SIZE OF THESE THREE CATEGORIES AND THEIR UNDERLYING GROWTH.

THE DOLLAR CONTRIBUTION TO REVENUE, SEGMENT PROFIT AND PROFIT AFTER TAX OF EACH CATEGORY IS SHOWN HERE BY THE COLOURED BARS.

THE PERCENTAGES SHOWN REPRESENT PERIOD-ON-PERIOD CHANGE COMPARED WITH 2005.

DESPITE THE LOSS IN JAPAN, YOU CAN SEE THAT IN DOLLAR TERMS THIS WAS RELATIVELY MINOR WHEN COMPARED WITH THE LEVEL OF REVENUE AND PROFITABILITY DERIVED FROM OTHER MARKETS.

IN THE MATURE AUSTRALIAN AND NEW ZEALAND MARKETS, REVENUE AND PROFITABILITY HAS DECLINED MARGINALLY. ENCOURAGINGLY, THE AUSTRALIAN MARKET HAS STABILISED, SHOWING INITIAL SIGNS OF IMPROVING SENTIMENT DURING THE YEAR. HOWEVER THIS WAS NOT SUFFICIENT TO OFFSET A SIGNIFICANT DECLINE IN NEW ZEALAND. THESE REMAIN VERY IMPORTANT MARKETS FOR US WHICH DO HOLD POTENTIAL, ALTHOUGH CLEARLY THIS IS MORE MODEST IN OVERALL TERMS, WHEN COMPARED WITH THE POTENTIAL OF THOSE I HAVE TERMED AS "GROWTH".

YOU CAN SEE THAT IN RELATIVE TERMS, THESE GROWTH MARKETS REPRESENT BY FAR THE LARGEST CONTRIBUTOR ACROSS ALL THREE METRICS.

OUR RESULTS IN THESE MARKETS HAVE BEEN STRONG, WITH REVENUE INCREASING 22% AND PROFITABILITY UP OVER 40%. HIGHLIGHTS INCLUDE NORTH AMERICA OF COURSE, WHERE PROFIT WAS UP 39%, WITH ASIA PACIFIC, SOUTH AMERICA, SOUTH AFRICA AND EUROPE ALL POSTING GROWTH IN EXCESS OF 30%.

THIS IS PARTICULARLY ENCOURAGING GIVEN THAT IT IS THESE MARKETS WHICH WILL PROVIDE THE GLOBAL GAMING OPPORTUNITY OVER THE NEXT 5 TO 10 YEARS.

TURNING NOW TO CASH FLOW.

ONE OF OUR KEY STRATEGIES IS FOCUSING ON CASH MANAGEMENT, WHICH HAS RESULTED IN A SIGNIFICANT IMPROVEMENT IN OPERATING CASH FLOW OVER THE PAST 3 YEARS.

THE MANAGEMENT CASH FLOW HERE RECONCILES EBIT TO STATUTORY OPERATING CASH FLOW AND THE MOVEMENT IN NET CASH BALANCES. THIS SEPARATELY IDENTIFIES CASH IMPACTS PRE FOREIGN EXCHANGE.

RATHER THAN DISCUSSING EACH INDIVIDUAL LINE ITEM, I WILL FOCUS ON THE LARGER ONES ONLY.

PRIMA FACIE, THE $188 MILLION DECLINE IN OPERATING CASH FLOW APPEARS DISAPPOINTING, HOWEVER THIS RESULTS EXCLUSIVELY FROM THE IMPACT OF TAX AND WORKING CAPITAL TIMING DIFFERENCES WHICH WE PREVIOUSLY FLAGGED. THESE WERE PARTICULARLY BENEFICIAL IN 2005 AND HAVE THEREFORE ADVERSELY IMPACTED 2006 CASH FLOW.

IN TERMS OF INVESTING ACTIVITIES, YOU CAN SEE HERE THE $154 MILLION WE INVESTED IN ELEKTRONCEK, POKERTEK AND ACE INTERACTIVE.

THE NET CASH OUTFLOW FROM OTHER INVESTING ACTIVITIES REMAINED FLAT AT $37 MILLION, WITH INVESTMENT IN PARTICIPATION UNITS REPRESENTING 40% OF THIS. STAY IN BUSINESS CAPITAL EXPENDITURE AMOUNTED TO $21 MILLION – AND DEMONSTRATES THE ASSET LEVERAGE AND LIMITED AMOUNT OF CAPITAL INVESTMENT WE NEED TO SUPPORT THE GROWTH IN OUR BUSINESS.

CAPITAL MANAGEMENT INITIATIVES COMPRISE SHARES BOUGHT BACK UNDER OUR ON-MARKET BUYBACK PROGRAM AND THE PURCHASE OF SHARES IN RESPECT OF EMPLOYEE SHARE OBLIGATIONS.

YOU CAN SEE THE IMPACT OF THE SIGNIFICANT INCREASE IN DIVIDEND PAYMENTS IN THE YEAR WITH CASH

DIVIDENDS AMOUNTING TO 32 CENTS PER SHARE VS 14 CENTS IN 2005.

THE REDUCTION IN OTHER CASH FLOWS RESULTS FROM A DECLINE IN PROCEEDS FROM THE EXERCISE OF EMPLOYEE SHARE OPTIONS TOGETHER WITH THE NET REPAYMENT OF BORROWINGS DURING THE PERIOD.

IN SUMMARY, THE COMPANY MOVED INTO A NET DEBT POSITION AT YEAR END, WITH SOLID UNDERLYING OPERATING CASH FLOW NEGATIVELY IMPACTED BY OVER $100 MILLION OF CASH TIMING DIFFERENCES, $154 MILLION SPENT ON ACQUISITIONS AND A FURTHER $240 MILLION SPENT ON DIVIDENDS AND CAPITAL MANAGEMENT INITIATIVES.

THIS CHART SHOWS OPERATING CASH FLOW PERFORMANCE EACH HALF OVER THE PAST FIVE YEARS. THE BARS ARE THE DOLLAR AMOUNT OF OPERATING CASH FLOW EACH HALF.

I HAVE SHOWN AS GREEN BARS THE TIMING IMPACTS WHICH I HAVE JUST MENTIONED AS AN ADJUSTMENT TO THE REPORTED FIGURES AT DECEMBER 2005 AND JUNE 2006.

THE RED LINE SHOWS HOW OPERATING CASH FLOW HAS TRENDED ON A ROLLING TWELVE MONTH BASIS COMPARED WITH REVENUE, BASED ON THE ADJUSTED FIGURES. YOU CAN SEE THAT OPERATING CASH FLOW TO REVENUE HAS CONSISTENTLY TRACKED AROUND 20 TO 25 PER CENT SINCE DECEMBER 2003.

NORMALISING 2006 FOR TIMING IMPACTS, UNDERLYING OPERATING CASHFLOW WAS AROUND $300 - 310 MILLION, OR 28% OF REVENUE.

THIS DEMONSTRATES THAT OPERATING CASH FLOW REMAINS ROBUST AND WITHIN NORMAL PARAMETERS. FURTHERMORE, I WOULD LIKE TO CONFIRM THAT WE REMAIN CONFIDENT THAT THE CASH FLOW OUTLOOK FOR THE BUSINESS CONTINUES TO BE POSITIVE.

WHILE I HAVE ALREADY DISCUSSED THE CASH FLOW IMPACTS OF WORKING CAPITAL, PARTICULARLY IN RELATION TO JAPAN, I WANT TO NOW BRIEFLY SHOW HOW NET WORKING CAPITAL IS TRACKING IN OVERALL TERMS.

THIS CHART SHOWS NET WORKING CAPITAL TO REVENUE MEASURED ON A PRECEDING 12 MONTHS BASIS.

THIS MEASURE OF WORKING CAPITAL EFFICIENCY WAS 7.7% AT 31 DECEMBER, UP FROM THE UNSUSTAINABLE 3.4% WE REPORTED THIS TIME LAST YEAR. THIS REMAINS WELL WITHIN THE 10% TARGET WE HAVE PREVIOUSLY TALKED ABOUT.

TURNING NOW TO CAPITAL MANAGEMENT.

GIVEN OUR STRONG CASH FLOWS AND FINANCIAL POSITION, WE HAVE CONTINUED TO PROACTIVELY EVALUATE AND INITIATE CAPITAL MANAGEMENT OPPORTUNITIES. THE COMPANY'S OVERALL STRATEGIC CAPITAL MANAGEMENT OBJECTIVES REMAIN UNCHANGED, NAMELY TO MAINTAIN A CONSERVATIVE FUNDING STRUCTURE, WHICH PROVIDES SUFFICIENT FLEXIBILITY TO FUND THE OPERATIONAL DEMANDS OF THE BUSINESS AND TO UNDERWRITE ANY STRATEGIC OPPORTUNITIES.

TAKING THIS INTO ACCOUNT, WE HAVE CONTINUED TO PROGRESS A NUMBER OF CAPITAL MANAGEMENT INITIATIVES OVER THE YEAR.

WE HAVE TODAY ANNOUNCED A 20% INCREASE IN THE FINAL DIVIDEND TO 24 CENTS PER SHARE, BRINGING TOTAL DIVIDENDS FOR THE YEAR TO 36 CENTS.

THE FINAL DIVIDEND IS FULLY FRANKED, FOLLOWING THE RESTORATION OF FRANKING IN 2005, WITH THE FRANKING OUTLOOK CONTINUING TO REMAIN POSITIVE.

AS WE FLAGGED AT THE HALF YEAR RESULTS, WE HAVE ALSO REINSTATED THE DIVIDEND REINVESTMENT PLAN. THE DRP WILL OPERATE AT NO DISCOUNT AND WE WILL ACQUIRE SHARES ON MARKET TO SATISFY DIVIDENDS TO BE REINVESTED IN SHARES.

SINCE THE BEGINNING OF THE YEAR, WE HAVE SPENT $35 MILLION ACQUIRING 2.9 MILLION SHARES UNDER OUR ON-MARKET SHARE BUYBACK, MEANING THE PROGRAM IS NOW 47% COMPLETE. WE HAVE EXTENDED THE TIMEFRAME TO COMPLETE THIS PROGRAM TO DECEMBER 2007.

IN 2005 WE COMMENCED ACQUIRING SHARES ON MARKET IN ANTICIPATION OF SATISFYING POTENTIAL OBLIGATIONS UNDER SHARE BASED REMUNERATION PLANS. IN DOING SO, WE AIM TO MITIGATE THEIR DILUTIONARY IMPACT. DURING 2006 WE PURCHASED 4.4 MILLION SHARES AT A COST OF $56 MILLION UNDER THIS PROGRAM. THIS BRINGS THE TOTAL NUMBER OF SHARES ACQUIRED TO 6.6 MILLION, LEAVING 600 THOUSAND SHARES TO ACQUIRE BEFORE ALL COMMITMENTS ARE COVERED.

IN TOTAL, OVER THE YEAR, WE ACQUIRED APPROXIMATELY 7.4 MILLION SHARES REPRESENTING 1.6% OF THE COMPANY'S ISSUED CAPITAL.

IN APRIL, WE ESTABLISHED AN ADDITIONAL TWO HUNDRED MILLION US DOLLAR LETTER OF CREDIT FACILITY TO PROVIDE US WITH ADDITIONAL STRATEGIC AND CAPITAL MANAGEMENT FLEXIBILITY. TOGETHER WITH EXISTING COMMITTED FACILITIES THIS PROVIDES US WITH ACCESS TO 575 MILLION AUSTRALIAN DOLLARS, OF WHICH $164 MILLION WAS DRAWN AT 31 DECEMBER.

DURING THE YEAR, WE EFFECTIVELY REFINANCED THE 130 MILLION US DOLLAR CONVERTIBLE BONDS, FUNDING THESE PAYMENTS FROM CASH AND BANK FACILITIES.

WE ARE CONFIDENT THAT WE RETAIN AMPLE FINANCIAL FLEXIBILITY AND THAT OUR ACTIONS ARE CONSISTENT WITH THE COMPANY'S OVERALL CAPITAL MANAGEMENT OBJECTIVES.

THE OUTLOOK FOR CASH FLOW REMAINS POSITIVE, WITH THE BUSINESS REQUIRING LIMITED CAPITAL INVESTMENT TO GROW ORGANICALLY COMBINED WITH TIGHT CONTROLS OVER WORKING CAPITAL AND CONTINUED FOCUS ON CASH FLOW MANAGEMENT. WE WILL CONTINUE

TO PROACTIVELY REVIEW CAPITAL MANAGEMENT INITIATIVES ON AN ONGOING BASIS.

FINALLY, THIS CHART SETS OUT SOME KEY FINANCIAL DATA AND RATIOS, WHICH SUMMARISE THE PERFORMANCE OF THE COMPANY COMPARED WITH 2005.

EBIT BEFORE R&D SPEND ROSE MARGINALLY DESPITE A $94 MILLION TURNAROUND IN JAPANESE PROFITS.

REPORTED EBIT, AFTER TAKING INTO ACCOUNT A 45% INCREASE IN R&D SPEND IS HOWEVER 6.4% LOWER THAN 2005.

THE WORKING CAPITAL/REVENUE RATIO INCREASED TO 7.7% FROM THE UNSUSTAINABLE 3.4% AT THE SAME TIME LAST YEAR BUT REMAINS WELL BELOW OUR 10% TARGET.

CASH FLOW WAS IMPACTED BY THE UNWINDING OF PRIOR PERIOD FAVOURABLE TIMING DIFFERENCES. ADJUSTING FOR THESE, OPERATING CASH FLOW WOULD HAVE BEEN OVER $300 MILLION, OR 28% OF REVENUE.

CAPITAL MANAGEMENT INITIATIVES AND DIVIDENDS PAID, TOGETHER WITH ACQUISITION EXPENDITURE TOTALLED $393 MILLION. COMBINED WITH LOWER OPERATING CASH FLOW, THESE PUSHED THE COMPANY INTO A $41 MILLION NET DEBT POSITION AT PERIOD END.

OUR GEARING AND DEBT COVERAGE RATIOS CONTINUE TO BE VERY CONSERVATIVE AND DEMONSTRATE THE STRENGTH AND FINANCIAL FLEXIBILITY THAT OUR BALANCE SHEET PROVIDES.

RETURN ON EQUITY OVER THE LAST 12 MONTHS IS A VERY SUBSTANTIAL 66%.

FULLY DILUTED EARNINGS PER SHARE DECLINED MARGINALLY TO 50.9 CENTS, WHILE DIVIDENDS INCREASED 20% TO 36 CENTS PER SHARE.

IN SUMMARY, DESPITE THE SUBSTANTIAL TURNAROUND IN JAPANESE PROFIT, UNDERLYING REVENUE AND PROFIT

GROWTH REMAIN STRONG AND WE CONTINUE TO INVEST SIGNIFICANTLY IN OUR FUTURE THROUGH RESEARCH AND DEVELOPMENT. AT THE SAME TIME, NET WORKING CAPITAL AND UNDERLYING CASH FLOW REMAIN VERY HEALTHY.

THIS UNDERLYING FINANCIAL PERFORMANCE CONTINUES TO REFLECT THE BENEFITS OF TOP LINE GROWTH, THE LEVERAGING OF FIXED COST STRUCTURES AND OUR ABILITY TO SUPPORT SUCH GROWTH WITH MINIMAL CAPITAL INVESTMENT. THIS IS A STRATEGY WE EXPECT TO CONTINUE AS GLOBAL MARKETS EXPAND OVER THE NEXT FEW YEARS.

I WILL NOW HAND BACK TO PAUL FOR THE SEGMENT REVIEW.

THANK YOU, SIMON.

I WILL NOW GO THROUGH THE RESULTS AND OUTLOOK FOR EACH OF THE COMPANY'S KEY MARKETS, NAMELY AUSTRALASIA, NORTH AMERICA, JAPAN AND OTHER MARKETS.

STARTING WITH THE COMBINED AUSTRALIAN AND NEW ZEALAND MARKETS.

COMBINED OVERALL REVENUE FROM BOTH MARKETS DECLINED 1.8% WITH THE GROWTH IN AUSTRALIA BEING OFFSET BY A SIGNIFICANT DROP IN NEW ZEALAND.

IN AUSTRALIA, REVENUE INCREASED BY 1.9% FOLLOWING THREE YEARS OF PERIOD-ON-PERIOD DECLINES. PROFIT INCREASED 2.7% TO $110 MILLION.

THESE IMPROVEMENTS REFLECT THE FIRST SIGNS OF A POSITIVE CHANGE IN MARKET SENTIMENT AND THE CONTINUING SUCCESS OF THE COMPANY'S PREMIUM PRODUCT PORTFOLIO.

THE MARKET REMAINS A DIFFICULT ONE, CHARACTERISED BY OPERATOR UNCERTAINTY ARISING FROM INCREASED HARM MINIMISATION MEASURES, THE IMPACT OF

PROGRESSIVE SMOKING RESTRICTIONS AND LICENSE RENEWALS IN VICTORIA. THE RESOLUTION OF THE CLUB TAX DEBATE WITH THE NEW SOUTH WALES GOVERNMENT IMPROVED THE CONFIDENCE IN THE CLUB MARKET WHICH SAW AN INCREASE IN INVESTMENT IN GAMING PRODUCTS DURING THE SECOND HALF. THE AVERAGE REPLACEMENT CYCLE ACROSS AUSTRALIA HAS IMPROVED FROM HISTORIC LOWS.

IN OVERALL TERMS, PLATFORM VOLUMES INCREASED 6.7% TO 7,754 UNITS, WHILE GAMES REVENUE INCREASED 6.4%.

IN NEW ZEALAND, REVENUE FELL ALMOST 30%, WITH PROFIT DECLINING OVER 20% AS THE MARKET DIGESTED A NUMBER OF REGULATORY CHANGES.

THE ROLLOUT OF THE NEW ELECTRONIC MONITORING SYSTEM COMMENCED IN JUNE AND IS EXPECTED TO BE COMPLETED BY MARCH 2007. THE COSTS ASSOCIATED WITH THIS ROLLOUT REDUCED EXPENDITURE ON GAMING EQUIPMENT. AN 18 MACHINE CAP PER VENUE AND SMOKING BANS CONTINUE TO IMPACT NEGATIVELY ON THE MARKET.

IN ADDITION, A NEW REGULATION WAS INTRODUCED REQUIRING ALL NEW PRODUCTS SOLD TO PROVIDE FOR A RANDOM, INTERRUPTIVE PLAYER INFORMATION DISPLAY. AS A RESULT, VENUES ARE OPTING NOT TO REPLACE EXISTING MACHINES AS THEY ARE GRANDFATHERED UNTIL 2009.

TURNING NOW TO OUR INITIATIVES AND OUTLOOK FOR THIS REGION, GIVEN THE CHALLENGING REGULATORY ENVIRONMENT.

OUR FOCUS REMAINS ON PREMIUM PRODUCT.

WE EXPECT TO PROGRESS THE ROLLOUT OF OUR NEW ELEKTRONCEK AND POKERTEK PRODUCTS WHICH HAVE ALREADY GENERATED SIGNIFICANT INTEREST IN THE MARKET. THE DEPLOYMENT OF THESE PRODUCTS, OF COURSE, ARE SUBJECT TO REGULATORY APPROVAL.

WE REMAIN COMMITTED TO IMPROVING OUR RECURRING REVENUE BASE IN AUSTRALIA – PRINCIPALLY THROUGH OUR PREMIUM PRODUCTS AND LICENSING INITIATIVES. HOWEVER, AS I HAVE PREVIOUSLY INDICATED, THIS IS A STRATEGY WHICH WILL TAKE SOME TIME TO COMPLETE.

IN TERMS OF OUTLOOK, NOTWITHSTANDING THE DIFFICULT CONDITIONS IN THESE MATURE MARKETS, WE EXPECT TO MAINTAIN OR IMPROVE OUR LEADERSHIP POSITION.

IN THE AUSTRALIAN MARKET, CONFIDENCE IS EXPECTED TO IMPROVE OVER THE NEXT FEW YEARS AS TAX CHANGES, SMOKING BANS AND OPERATOR LICENCE RENEWALS WORK THEIR WAY THROUGH THE SYSTEM.

WE EXPECT THE NEW ZEALAND MARKET TO REMAIN RELATIVELY DIFFICULT LEADING UP TO THE END OF THE GRANDFATHERING OF OLDER MACHINES IN 2009.

I AM CONFIDENT THAT WE ARE WELL POSITIONED TO SECURE ANY UPSIDE POTENTIAL THAT DOES EMERGE IN THESE MARKETS.

TURNING NOW TO THE NORTH AMERICAN MARKET.

REVENUE ROSE BY 13%, WHILE PROFIT INCREASED NEARLY 40% IN A MARKET WHERE OVERALL VOLUMES WERE RELATIVELY SUBDUED. MARGINS IMPROVED BY 8.2 POINTS TO ALMOST 45%, PRIMARILY REFLECTING THE BENEFITS OF IMPROVED PRICING ON FLAT COST STRUCTURES.

PLATFORM UNIT SALES INCREASED BY 1.2% TO 17,829 UNITS, DESPITE RUNNING 6.7% BEHIND 2005 AT THE HALF YEAR, REFLECTING OUR STRONGER SECOND HALF PERFORMANCE. THESE RESULTS WERE IMPACTED BY TECHNICAL ISSUES WHICH PREVENTED THE FULL COMMERCIAL LAUNCH OF OUR STEPPER (OR MECHANICAL REEL) PRODUCT.

WE CONTINUE TO INCREASE OUR SHARE OF CLASS III UNIT SALES, NOTABLY IN THE KEY GAMING JURISDICTIONS OF

NEVADA, NEW JERSEY AND MISSISSIPPI. THE COMPANY'S GAMES CONTINUE TO GROW IN POPULARITY, PARTICULARLY IN REPEAT PLAYER MARKETS DUE TO THEIR UNIQUE BONUSING SYSTEMS AND DISTINCTIVE STYLE OF PLAY.

OPERATOR RESISTANCE TO PARTICIPATION UNITS IMPACTED THE OVERALL INSTALLED BASE WHICH INCREASED BY ONLY 371 UNITS OVER THE YEAR TO 6,530 DESPITE THE COMMERCIAL DEPLOYMENT OF THE COMPANY'S WIDE-AREA PROGRESSIVE DURING THE SECOND HALF. THE AVERAGE FEE PER DAY DECLINED MARGINALLY TO 50 U.S. DOLLARS AS A RESULT OF A LOWER AVERAGE MIX OF INSTALLED JACKPOT UNITS COMPARED TO THE PRIOR YEAR.

SYSTEMS REVENUE INCREASED BY 18% AS A RESULT OF IMPROVED SALES OF OASIS™ SYSTEMS AND OUR TICKET IN TICKET OUT TECHNOLOGY. FOLLOWING THE MOMENTUM OF 2005, THE COMPANY'S INSTALLED BASE OF SYSTEMS CUSTOMERS CONTINUED TO GROW WITH OVER 184,000 MACHINES NOW CONNECTED TO OASIS™.

OUR NEW SENTINEL III PLAYER-TRACKING SYSTEM AND HARDWARE WAS RELEASED AND INSTALLED IN SIX VENUES (COVERING OVER 7,500 UNITS) DURING THE YEAR WITH VERY POSITIVE CUSTOMER FEEDBACK.

LOOKING NOW AT THE INITIATIVES WE HAVE PUT IN PLACE AND THE OUTLOOK FOR NORTH AMERICA.

WE AIM TO SECURE A LARGER SHARE OF NEW MARKET OPPORTUNITIES. GIVEN THE SUPERIOR PERFORMANCE OF OUR PRODUCT AND THE ONGOING MARKET MOVE FROM STEPPER TO VIDEO AND TO LOWER DENOMINATIONS, I CONTINUE TO BELIEVE THIS IS A SIGNIFICANT OPPORTUNITY FOR US.

NEW MARKET OPPORTUNITIES SUCH AS CALIFORNIA, OKLAHOMA, FLORIDA AND PENNSYLVANIA ARE SOME OF THE KEY STATES WE ARE TARGETING IN THE SHORT TO MEDIUM TERM.

WE CONTINUE TO FOCUS ON GROWING OUR RECURRING REVENUE BASE. THE MULTI-SITE PROGRESSIVE HAS PROVIDED US WITH A NEW PRODUCT IN A SEGMENT OF THE RECURRING REVENUE MARKET WHICH WILL ASSIST US IN ACHIEVING THIS OBJECTIVE.

WE EXPECT TO SEE CONTINUING IMPROVEMENT FROM OUR SYSTEMS BUSINESS WITH A STRONG PIPELINE OF ORDERS AND NEW PRODUCTS INCLUDING THE NEW SENTINEL III™ PLAYER TRACKING MODULE DELIVERING IMPORTANT NEW FUNCTIONALITY TO OUR OASIS™ PRODUCT.

NEW OFFERINGS, PARTICULARLY OUR ELEKTRONCEK MULTI-STATION PRODUCTS, WILL CONTINUE TO GAIN MOMENTUM AS REGULATORY APPROVALS ARE RECEIVED. IN ADDITION WE ARE ON TRACK TO LAUNCH OUR NEW 5-REEL STEPPER PRODUCT TOWARDS THE END OF THE FIRST HALF.

WE CONTINUE TO INVEST SIGNIFICANTLY IN NEW TECHNOLOGIES, PARTICULARLY DOWNLOADABLE AND SERVER BASED GAMING. WE HAVE SUCCESSFULLY TRIALLED THE FIRST TWO ITERATIONS OF OUR DOWNLOADABLE TECHNOLOGY. OUR ACQUISITION OF ACE INTERACTIVE DURING 2006 HAS ENHANCED OUR STRATEGIC POSITION AND HAS RECEIVED VERY POSITIVE FEEDBACK FROM OPERATORS.

THESE TECHNOLOGIES ARE NOT HOWEVER EXPECTED TO MAKE ANY SIGNIFICANT CONTRIBUTION TO EARNINGS IN 2007.

WE WILL CONTINUE TO DRIVE ONGOING BUSINESS EFFICIENCY AND FURTHER COST LEVERAGE.

AFTER A PERIOD OF SUBDUED MARKET DEMAND THE OUTLOOK IS POSITIVE WITH AN ONGOING SHIFT FROM STEPPER PRODUCT TO VIDEO, NEW JURISDICTIONS OPENING UP AND AN ANTICIPATED UPLIFT IN THE REPLACEMENT CYCLE. WE REMAIN CONFIDENT THAT THE NORTH AMERICAN BUSINESS WILL CONTINUE TO GROW REVENUE AND PROFITABILITY DRIVEN BY DEMAND FOR

THE SUPERIOR PERFORMANCE OF OUR VIDEO PRODUCTS IN AN EXPANDING MARKET. PROFITABILITY WILL CONTINUE TO BENEFIT FROM IMPROVED PRICE AND PRODUCT MIX AND FURTHER LEVERAGE OUR COST STRUCTURES.

TURNING NOW TO JAPAN.

AS INDICATED AT OUR ANNUAL GENERAL MEETING LAST YEAR, THE TRANSITIONING TO REGULATION 5 CAUSED SHORT TERM UNCERTAINTY IN THE MARKETPLACE THROUGHOUT 2006. AS A RESULT, WE ONLY RELEASED ONE NEW PRODUCT DURING THE YEAR, WITH TOTAL SALES FALLING FROM 98,000 UNITS TO 12,000 UNITS, AN 88% DECREASE.

REVENUE DECLINED 87% RESULTING IN A LOSS OF $5.6 MILLION FOR THE YEAR, COMPARED WITH A PROFIT OF $88.0 MILLION IN 2005. THIS LOSS INCLUDES AN INVENTORY CHARGE OF $7.4 MILLION RELATING TO UNIQUE COMPONENTS OF UNSOLD KYOJIN-NO-HOSHI 3™ GAMES, WHICH, TOGETHER WITH THE COMBINATION OF SHARPLY LOWER REVENUES AND FIXED COST STRUCTURES, NEGATIVELY IMPACTED MARGIN.

THE COMPANY'S FIRST REGULATION 5 GAME, KAIDO-OH™ WHICH WAS LAUNCHED LATE IN THE YEAR HAD SOLD OVER 10,000 UNITS BY YEAR END. THIS WAS A VERY CREDIBLE RESULT, PLACING IT AMONGST THE BEST SELLING REGULATION 5 GAMES LAUNCHED TO DATE. IT HAS CONTINUED TO SELL WELL IN THE FIRST FEW WEEKS OF 2007.

NOW TURNING TO SOME OF THE INTIATIVES THAT WE ARE CURRENTLY PURSUING IN JAPAN AND THE OUTLOOK.

OUR STRATEGY REMAINS TO LAUNCH A LARGER NUMBER OF GAME TITLES, EACH SELLING MORE MODEST NUMBERS THAN IN THE PAST. WE PROACTIVELY INCREASED OUR JAPANESE RESEARCH AND DEVELOPMENT TEAM OVER THE LAST 18 MONTHS TO ACCOMMODATE THIS STRATEGY BUT WE ARE STILL HIGHLY DEPENDENT ON THE FLOW OF GAME APPROVALS FROM THE REGULATOR, WHICH

REMAINS UNPREDICTABLE, ALTHOUGH ON AN IMPROVING TREND.

I WOULD ALSO LIKE TO UPDATE YOU ON THE PROGRESS OF CASINO STYLE GAMING IN JAPAN. INDICATIONS ARE THAT LEGISLATION MAY BE INTRODUCED LATE THIS YEAR OR EARLY 2008 PROVIDING FOR THE OPENING OF CASINOS. HOWEVER, IT IS UNLIKELY THAT THERE WOULD BE ANY OPPORTUNITIES UNTIL 2009.

IN RELATION TO THE OUTLOOK, ALTHOUGH THE POPULARITY OF REGULATION 5 GAMES COMPARED WITH REGULATION 4 GAMES HAS DECLINED, REGULATION 4 GAMES MUST BE REMOVED FROM THE MARKET DURING 2007 AND THEREFORE A MASS REPLACEMENT OF THE INSTALLED BASE IS EXPECTED OVER THAT PERIOD.

WE NOW HAVE SEVEN REGULATION 5 GAMES APPROVED, WITH A FURTHER EIGHT IN VARIOUS STAGES OF SUBMISSION OR DEVELOPMENT. WE DO NOT HOWEVER EXPECT TO RELEASE ALL OF THESE GAMES DURING 2007.

DURING 2006, THE NUMBER OF REGULATION 5 GAMES SOLD HAVE AVERAGED 6,500 UNITS PER TITLE, WELL BELOW THE 30,000 AVERAGE OF REGULATION 4 GAMES IN 2005. I EXPECT IT WILL BE SOME TIME BEFORE AVERAGE VOLUMES INCREASE TO FORMER LEVELS.

HOWEVER, GIVEN THE NUMBER OF GAMES WE HAVE APPROVED AND IN DEVELOPMENT, WE ARE WELL PLACED TO SECURE A SHARE OF THE MARKET OPPORTUNITY OVER 2007. I CONTINUE TO BE CONFIDENT ABOUT THE LONGER TERM GROWTH POTENTIAL OF OUR JAPANESE OPERATIONS.

TURNING NOW TO OTHER MARKETS.

WE DELIVERED STRONG REVENUE AND PROFIT GROWTH ACROSS ALL OF OUR OTHER MARKETS – BEING ASIA PACIFIC, EUROPE, SOUTH AFRICA AND SOUTH AMERICA. THESE RESULTS WERE DELIVERED DESPITE NO SALES TO RUSSIA DURING THE YEAR.

IN ASIA PACIFIC, PROFIT INCREASED BY OVER 30% REFLECTING THE OUTSTANDING PERFORMANCE OF OUR PRODUCTS IN THIS RAPIDLY EXPANDING GAMING ENVIRONMENT. WE REMAIN THE LEADING SUPPLIER ACROSS THE REGION.

IN MACAU, OUR PRODUCTS CONTINUED TO PERFORM WELL, ENABLING US TO MAINTAIN AND BUILD ON OUR MARKET LEADING POSITION. THE MACAU MARKET COMPRISES SOME 5,000 GAMING MACHINES, NEARLY DOUBLING FROM A YEAR AGO AND OUR MARKET SHARE IS NOW APPROXIMATELY 45%.

WE ALSO ENJOYED SUCCESS WITH OUR SYSTEMS BUSINESS IN MACAU WITH BOTH THE BABYLON CASINO AT FISHERMAN'S WHARF AND SJM'S FLAGSHIP PROPERTY, THE GRAND LISBOA, OPENING WITH ARISTOCRAT SYSTEMS.

ELSEWHERE IN THE REGION, PRODUCT SALES TO MALAYSIA, VIETNAM, SOUTH KOREA AND CAMBODIA SHOWED STRONG GROWTH AND WE CONTINUED TO INSTALL RECURRING REVENUE UNITS IN THE PHILIPPINES. IN SINGAPORE, WE HAVE MAINTAINED AN 80% SHARE OF THE CLUB MARKET INSTALLED BASE.

IN EUROPE, REVENUE, EXCLUDING RUSSIA INCREASED BY OVER 29%, MORE THAN OFFSETTING THE DECLINE IN RUSSIAN SALES. THIS IMPROVEMENT WAS LED BY STRONG SALES IN A NUMBER OF JURISDICTIONS INCLUDING FRANCE, SLOVENIA, GERMANY AND THE NETHERLANDS. OUR SUCCESS IN THESE MARKETS WAS A RESULT OF OUR PRODUCTS CONTINUING TO OUTPERFORM.

THE RUSSIAN MARKET WAS EFFECTIVELY CLOSED FOR THE ENTIRE YEAR FOLLOWING LEGISLATION PASSED IN 2005 WHICH PRESCRIBED NEW LICENCING REQUIREMENTS FOR THE SALE OF GAMING MACHINES. NEW LEGISLATION HAS SINCE BEEN PASSED RESTRICTING GAMING TO FOUR SPECIAL ZONES FROM 2009. AT THIS STAGE, IT IS NOT POSSIBLE TO DETERMINE WHEN THE RUSSIAN MARKET WILL RE-OPEN.

OUR SOUTH AFRICAN BUSINESS DELIVERED RECORD REVENUE AND PROFITABILITY. THIS RESULT WAS LARGELY DRIVEN BY CONTINUED SUCCESS IN THE LIMITED PAYOUT MACHINE, OR LPM, MARKET WHERE WE MAINTAIN A 73% MARKET SHARE.

OVER THE YEAR, THE RECURRING REVENUE INSTALLED BASE INCREASED FROM AN INITIAL 20 TO OVER 200 UNITS.

CASINO MANAGEMENT SYSTEMS REMAIN A KEY PRODUCT FOCUS IN THE REGION AND DURING 2006 WE SUCCESSFULLY EXPANDED THE ROLLOUT OF KEY, NEW FUNCTIONALITY.

IN SOUTH AMERICA, REVENUE AND PROFIT INCREASED BY OVER 100% AS SALES INCREASED TO KEY ACCOUNTS UNDER OUR LOW RISK DISTRIBUTION POLICY.

LOOKING NOW AT THE INITIATIVES AND OUTLOOK FOR OTHER MARKETS.

WE HAVE SET A TARGET TO OBTAIN A 40% SHARE OF ALL NEW MARKET OPPORTUNITIES AND WE WILL FOCUS ON ENSURING WE DELIVER THIS LEVEL OF PERFORMANCE AS NEW MARKETS OPEN UP.

WE HAVE DEVELOPED A CORE COMPETENCE IN ESTABLISHING POSITIONS IN NEW MARKETS. THIS IS DEMONSTRATED BY THE SUCCESS WE HAVE HAD IN BOTH MARKET SHARE AND REVENUE TERMS IN NEW INTERNATIONAL MARKETS OVER THE PAST FEW YEARS. WE WILL CONTINUE TO APPLY THAT SUCCESSFUL FORMULA.

WE HAVE ALREADY AND WILL CONTINUE TO ENSURE WE HAVE THE APPROPRIATE INFRASTRUCTURE IN PLACE IN KEY MARKETS AS THEY DEVELOP. TO THIS END WE HAVE ESTABLISHED AN ON-THE-GROUND PRESENCE IN A NUMBER OF NEW LOCATIONS AROUND THE WORLD OVER THE PAST YEAR AND WE WILL CONTINUE TO BE PROACTIVE IN HAVING OUR PEOPLE IN PLACE AHEAD OF MARKETS OPENING UP.

WE HAVE DEVELOPED A NEW BUSINESS MODEL FOR CERTAIN EMERGING MARKETS, WHICH ENABLES US TO PROVIDE A LOWER COST HARDWARE SOLUTION TO OPERATORS.

THE OUTLOOK ITSELF IN THESE GROWTH MARKETS REMAINS POSITIVE, WITH IMPROVING REVENUE AND PROFITABILITY ACROSS EACH REGION. FUTURE RESULTS WILL HOWEVER BE INFLUENCED BY THE TIMING OF OPENINGS OF MAJOR NEW CASINOS IN EACH REGION AND RESOLUTION OF REGULATORY ISSUES SUCH AS THOSE IN RUSSIA.

NOW TURNING TO NEW BUSINESSES.

DURING THE YEAR WE MADE THREE STRATEGIC INVESTMENTS TO BROADEN OUR PRODUCT RANGE, EXTEND OUR PATENT PORTFOLIO AND INTRODUCE NEW TECHNOLOGY FOR SERVER-BASED GAMING OPPORTUNITIES FOR THE FUTURE.

THE COMPANY ACQUIRED THE SWEDISH BASED COMPANY, ESSNET INTERACTIVE, NOW NAMED ACE INTERACTIVE. ACE DESIGNS, DEVELOPS AND MARKETS INTERACTIVE VIDEO LOTTERY SOLUTIONS AND TERMINALS AND IMPORTANTLY PROVIDES ARISTOCRAT WITH THE TECHNOLOGY FOR SERVER-BASED GAMING SOLUTIONS, WHICH WILL PLAY AN INCREASINGLY IMPORTANT ROLE IN THE GAMING INDUSTRY IN THE YEARS AHEAD.

IN NOVEMBER ACE CONTRACTED WITH CASINOS SLOVAKIA TO PROVIDE A "THIN CLIENT" SERVER BASED GAMING SYSTEM WHICH WILL ENABLE THEM TO REMOTELY MANAGE AND CONTROL THE GAME CONTENT AND PERFORMANCE OF THEIR MACHINES FROM THEIR HEAD OFFICE.

ACE IS ALSO FOCUSSING ON A NUMBER OF LOTTERY BASED PROJECTS ACROSS EUROPE AND ASIA.

ALTHOUGH REVENUES WILL BE RELATIVELY MODEST THIS YEAR, I EXPECT ACE WILL BEGIN TO MAKE A MUCH LARGER CONTRIBUTION IN THE NEAR FUTURE.

ARISTOCRAT ALSO SECURED A 50% EQUITY INTEREST IN ELEKTRONCEK, A COMPANY BASED IN SLOVENIA WHICH DESIGNS AND MANUFACTURES A RANGE OF ELECTRO-MECHANICAL, MULTI-TERMINAL GAMING PRODUCTS, INCLUDING ROULETTE, BLACK JACK AND SIC BO.

ELEKTRONCEK, WHICH OPERATES UNDER THE INTERBLOCK BRAND, HAS TRADED AHEAD OF EXPECTATIONS SINCE ACQUISITION, WITH STRONG SALES TO EUROPE AND MACAU, WHERE ITS PRODUCT COMMANDS A 55% SHARE OF THE MULTI-TERMINAL INSTALLED BASE. DURING THE YEAR INTERBLOCK PRODUCT WAS ALSO LAUNCHED IN NORTH AMERICA, WITH ITS INITIAL PERFORMANCE EXCEEDING EXPECTATIONS.

I EXPECT CONTINUING GROWTH IN REVENUE AND PROFIT FROM ELEKTRONCEK AS ITS PRODUCT PORTFOLIO IS EXPANDED AND REGULATORY APPROVALS ARE RECEIVED ACROSS GLOBAL GAMING JURISDICTIONS.

ARISTOCRAT SIGNED A DISTRIBUTION AGREEMENT WITH POKERTEK UNDER WHICH IT HAS THE RIGHTS TO DISTRIBUTE THE INNOVATIVE, ELECTRONIC POKER TABLES OUTSIDE NORTH AMERICA. TABLES HAVE ALREADY BEEN SUCCESSFULLY INSTALLED IN VICTORIA, SOUTH AFRICA AND THE UNITED KINGDOM AND IN EACH CASE THEIR PERFORMANCE IS VERY STRONG. WE EXPECT CONSIDERABLE GROWTH AS THIS PRODUCT RECEIVES APPROVAL FROM THE VARIOUS GLOBAL GAMING JURISDICTIONS.

DURING THE YEAR ARISTOCRAT ALSO SECURED A 19% SHAREHOLDING IN POKERTEK INC.

I WOULD NOW LIKE TO PROVIDE AN UPDATE AS TO HOW THE MORE SIGNIFICANT OPPORTUNITIES AND INITIATIVES I HAVE JUST MENTIONED ARE LIKELY TO CONTRIBUTE TO OUR GROWTH OVER THE NEXT FEW YEARS.

IN AUSTRALIA THE HARDWARE REPLACEMENT CYCLE HAS SHOWN EARLY SIGNS OF IMPROVEMENT, AND WHILE THERE IS SOME UNCERTAINTY REGARDING HOW SUSTAINED THIS WILL BE, WE ARE ANTICIPATING A PICK UP

DURING THE YEAR AND ACCELERATING FROM 2008. IN THE MEANTIME, SOFTWARE SALES WILL CONTINUE TO GAIN MOMENTUM.

NORTH AMERICA REMAINS THE MOST SIGNIFICANT OPPORTUNITY IN DOLLAR TERMS. AS YOU CAN SEE HERE, THERE ARE A NUMBER OF CATALYSTS SUPPORTING THIS VIEW.

THE REPLACEMENT CYCLE IS EXPECTED TO PICK UP OVER 2007 AFTER A COUPLE OF YEARS OF SOFT DEMAND.

WE WILL SEE THE ONGOING MIGRATION OF STEPPER TO VIDEO AND TO LOW DENOMINATION. GIVEN OUR COMPETITIVE ADVANTAGE IN THESE AREAS, I EXPECT US TO CONTINUE TO GROW MARKET SHARE.

NEW JURISDICTIONS WILL EXPAND THE OVERALL MARKET AS GAMING IS INTRODUCED ACROSS MORE STATES, ALTHOUGH THIS REMAINS A VERY FLUID SITUATION.

THE INTRODUCTION OF NEW PRODUCT LINES SUCH AS OUR 5 REEL STEPPER AND OUR MULTI-SITE PROGRESSIVES WILL BUILD MOMENTUM IN SEGMENTS IN WHICH WE HAVE NOT COMPETED TO DATE.

AS OUR INSTALLED BASE OF MARK VI PRODUCTS GROWS AND AGES, AND AS THE NORTH AMERICAN MARKET MATURES AND EMBRACES VIDEO SLOTS, THE SALE OF CONVERSIONS BECOMES A REAL OPPORTUNITY FOR US.

WE SHALL CONTINUE TRIALLING OUR DOWNLOADABLE GAMES DURING 2007. I EXPECT DOWNLOADABLE AND SERVER BASED TECHNOLOGIES TO EVOLVE OVER THE NEXT 5 YEARS BUT IT IS UNLIKELY THESE WILL PROVIDE A MEANINGFUL RETURN BEFORE 2008.

IN JAPAN, THE OUTLOOK FOR REGULATION 5 GAMES IS IMPROVING AS WE APPROACH THE DEADLINE FOR MANDATORY REPLACEMENT IN THE MIDDLE OF THIS YEAR. I THEN EXPECT THE MARKET TO GRADUALLY RETURN TO MORE NORMAL LEVELS.

WE EXPECT TO SEE THE APPROVAL OF COMMERCIAL CASINOS IN JAPAN WITHIN TWO YEARS, ALTHOUGH IT IS LIKELY THAT THIS WILL INITIALLY BE ON A SMALL SCALE.

IN EUROPE, THE RUSSIAN MARKET IS LIKELY TO REMAIN STAGNANT UNTIL 2009. GIVEN THE PROSPECTIVE LICENCING REQUIREMENTS, THE MARKET IS LIKELY TO BE MUCH BETTER SUITED TO THE LARGER PLAYERS, SUCH AS OURSELVES, IN THE FUTURE WHEN IT DOES RE-OPEN.

WE EXPECT GROWTH TO CONTINUE IN MACAU, AS WELL AS THE DEVELOPMENT OF SINGAPORE'S NEW CASINOS. THESE ARE LIKELY TO SEE A BROADER OPENING UP OF GAMING MARKETS IN THE ASIAN REGION.

ELECTRONIC TABLE GAMING WILL BUILD MOMENTUM OVER 2007 AS PLAYERS AND OPERATORS EMBRACE THE ENHANCED GAMING EXPERIENCE THAT THESE PRODUCTS PROVIDE. THE POTENTIAL OF THESE PRODUCTS IS CONTINGENT ON REGULATORY APPROVALS IN MANY JURISDICTIONS.

FINALLY, I EXPECT OUR ACE INTERACTIVE PRODUCT OFFERINGS TO BEGIN TO CONTRIBUTE TO EARNINGS DURING 2007 AS GLOBAL OPPORTUNITIES DEVELOP, ALTHOUGH IT WILL BE SOME TIME BEFORE THE FULL POTENTIAL OF THIS BUSINESS IS REALISED.

TURNING TO THE OUTLOOK FOR 2007.

WHILST WE ARE ONLY SEVEN WEEKS INTO THE YEAR, I AM CONFIDENT THAT THERE IS POSITIVE MOMENTUM AND THAT OUR BUSINESS FUNDAMENTALS REMAIN SOUND.

I EXPECT STRONG EARNINGS GROWTH DURING 2007 AS WE CONTINUE TO CAPTURE MARKET SHARE AND AS GLOBAL GAMING MARKETS EXPAND.

THE MAJOR INFLUENCES ON OUR FINAL 2007 PERFORMANCE INCLUDE:

- CONTINUED GROWTH IN THE OVERALL NORTH AMERICAN MARKET. THIS IS DEPENDENT ON THE

OPENING OR EXPANSION OF NEW JURISDICTIONS AND THE SUCCESSFUL LAUNCH OF NEW PRODUCT LINES, IN PARTICULAR OUR 5 REEL STEPPERS.

- SUCCESS OF OUR NEW REGULATION 5 GAMES IN JAPAN.
- MAINTAINING OR GROWING OUR MARKET SHARE IN ASIA, ESPECIALLY MACAU.
- MAINTAINING OUR MARKET LEADERSHIP POSITION IN AUSTRALIA.
- SECURING LICENSING APPROVALS FOR BOTH NEW JURISDICTIONS AND OUR NEW PRODUCT LINES.

BEYOND 2007, THE OUTLOOK ALSO LOOKS POSITIVE AS THE GLOBAL GAMING MARKET CONTINUES TO EXPAND, THEREBY INCREASING THE NUMBER OF OPPORTUNITIES AVAILABLE TO ARISTOCRAT. WE ARE VERY WELL POSITIONED TO CAPITALISE ON THOSE OPPORTUNITIES FROM A PRODUCT, FINANCIAL AND INFRASTRUCTURE PERSPECTIVE. WE HAVE STRENGTHENED OUR GLOBAL TEAMS TO ENSURE WE CAN MOVE QUICKLY AS THOSE OPPORTUNITIES PRESENT THEMSELVES.

WE CONTINUE TO BROADEN OUR PRODUCT RANGE WITH TRADITIONAL AND MULTI-TERMINAL GAMES BUILDING MOMENTUM.

WITH THESE INITIATIVES AND AS OUR NEW TECHNOLOGIES ARE INTRODUCED TO THE INDUSTRY, PARTICULARLY IN THE AREA OF SERVER BASED GAMING I AM OPTIMISTIC THAT OUR LONG TERM OBJECTIVES WILL BE ACHIEVED.

I WOULD LIKE TO SUMMARISE THE MAJOR POINTS WE HAVE COVERED THIS MORNING.

WE HAVE REPORTED A SOLID RESULT GIVEN THE DIFFICULT TRADING ENVIRONMENT WITH UNDERLYING 27% GROWTH IN NON-JAPANESE MARKETS. I FLAGGED THE INDUSTRY ISSUES IN JAPAN 18 MONTHS AGO AND I AM PLEASED THAT WE TOOK APPROPRIATE STEPS TO

MITIGATE THE PROFIT IMPACT AND HAVE DELIVERED TO THOSE EXPECTATIONS.

OUR BUSINESS OPERATING PERFORMANCE DRIVERS REMAIN IN PLACE, NAMELY TOP LINE GROWTH IN MOST MARKETS, LEVERAGE OF COST STRUCTURES AND ASSETS AND STRONG CASH FLOW.

WE HAVE A STRONG SHORT TERM OUTLOOK, SUBJECT TO KEY DEPENDENCIES IN MAJOR JURISDICTIONS.

BEYOND 2007, I SEE STRONG GROWTH POTENTIAL AS GLOBAL GAMING MARKETS OPEN UP.

LADIES AND GENTLEMEN, BEFORE I TAKE THE FIRST QUESTION, NOTE THAT THIS IS A WEBCAST AND A TELECONFERENCE.

PLEASE BE AWARE THAT YOUR QUESTIONS WILL BE HEARD BY A MUCH WIDER AUDIENCE THAN THE PEOPLE IN THIS ROOM AND ARE BEING RECORDED.

I WOULD ALSO LIKE TO POINT OUT THAT LEGAL CONSIDERATIONS WILL PREVENT US FROM ANSWERING ANY QUESTIONS REGARDING ONGOING LITIGATION.

PLEASE INDICATE IF YOU WOULD LIKE TO ASK A QUESTION AND ONE OF OUR ATTENDANTS WILL PASS YOU A MICROPHONE.

APPOINTMENT OF DIRECTOR

Sydney, 20 February 2007

Aristocrat Leisure Limited (ASX: ALL) today announced that Mr Simon Kelly has been appointed to the Board of Directors as Chief Financial Officer and Finance Director.

Mr Kelly joined the Company in September 2003 as Chief Financial Officer, having previously spent 10 years with PricewaterhouseCoopers in Sydney and London and 8 years with Goodman Fielder in a number of roles including General Manager - International, Chief Information Officer and Chief Financial Officer - Consumer Foods.

The Chairman, Mr David Simpson commented "Simon has played a key role in driving Aristocrat's operational performance and governance over the past 3 years which has seen a substantial increase in shareholder value. He will be a valuable addition to the Board and on behalf of the Directors I am pleased to welcome him."

Enquiries

Tim Allerton (61) (0) 412 715 707
City Public Relations

Aristocrat Leisure Limited (ASX: ALL) is a leading global provider of gaming solutions that consistently outperform the competition. The Company is licensed by over two hundred regulators and its products and services are available in over ninety countries around the world. Aristocrat offers a diverse range of products and services including electronic gaming machines, interactive video terminal systems, electronic tables, and casino management systems. For further information visit the Company's website at www.aristocratgaming.com.

ARISTOCRAT LEISURE LIMITED ANNOUNCES 2006 RESULTS

Sydney, 20 February 2007

Aristocrat Leisure Limited (ASX: ALL) today announced the Company's results for the year ended 31 December 2006.

Key points include:

- Net profit after tax and minorities of $239.0 million, a 2.2% fall on the $244.3 million profit for 2005, with strong underlying business performance being offset by a significant decline in Japanese profits and a substantial increase in research and development expenditure;

- Non-Japanese business profits increased by 26.7%, most notably in North America where profits increased 38.5% to $252.4 million;

- Japanese revenue fell by $323.3 million (86.5%) with profit declining from $88.0 million to a loss of $5.6 million, as the transitioning to new regulations (Regulation 5) caused short term uncertainties throughout the entire industry;

- Investment in research and development increased by almost $30 million (44.7%) to $95.2 million, spread across games, systems and server based gaming initiatives;

- Solid operating cash flow of $204.8 million. Underlying cash flow, adjusting for prior year timing differences, remained strong at 28.3% of revenue; and

- A 20.0% increase in the final dividend to 24.0 cents per share (fully franked), bringing total dividends for the year to 36.0 cents per share (up 20.0%), representing a 71% payout ratio.

Chief Executive Officer and Managing Director of Aristocrat Leisure Limited, Mr Paul Oneile said "I am pleased to report that, despite the subdued market and regulatory conditions across most jurisdictions in which we operate, the Company continues to gain market share and improve margins.

"The underlying 27% segment profit growth in our non-Japanese businesses demonstrates the robustness of our business model and geographic spread.

"While the Japanese market has been very disappointing, we successfully launched our first Regulation 5 game towards the end of the year. We have a strong pipeline of seven approved game titles going into 2007, with further games in development,

positioning us well to capitalise on the significant opportunity now emerging with up to 1.6 million machines expected to be replaced during the year."

Mr Oneile concluded, "We have increased our investment in research and development by almost $30 million (up 44.7%) to ensure we are well placed to capture a large share of the anticipated expansion of global gaming markets over the next few years. I expect strong growth in our results over 2007 and 2008."

Operating sector key points include:

- Australian revenue increased 1.9% following three years of period-on-period declines. Profits increased 2.7% to $109.7 million and margin increased by $2.9 million. These improvements reflect the early signs of a positive change in market sentiment and the continuing success of the Company's premium product portfolio in what continues to be a difficult market.

- North American revenue improved 13.3% to $565.2 million, while profit increased 38.5% to $252.4 million, driven primarily by improved pricing on flat cost structures. Unit sales volumes increased 1.2%, despite running 6.7% behind the prior corresponding period at the half year and technical issues preventing the full commercial launch of the business's stepper (mechanical reel) product.

- Japanese revenue fell by 86.5% with profit reversing by $93.6 million, reflecting market issues associated with the transition to new regulations (Regulation 5). One new Regulation 5 game, *Kaido-oh™* was launched late in the year and sold 10,100 units, a very credible result, placing it amongst one of the best selling Regulation 5 games to date. The result also included a write-off of $7.4 million of obsolete (Regulation 4) inventory.

- Strong growth was reported from all other international businesses, except New Zealand. Non-Japanese business segment revenue and segment profit increasing by 14.3% and 26.7% respectively, reflecting the superior performance of the Company's products and improved share of the global market.

- Research and development expenditure rose 44.7% to $95.2 million, representing 8.6% of revenue for the year (compared with 5.1% for 2005), as the Company increased its new product delivery output and invested in new technologies.

Results compared with last year:

	2006 $ Million	2005 $ Million	Variance
Total Revenue	1,094.7	1,317.0	(16.9)%
Earnings before Interest, Tax, Depreciation and Amortisation (EBITDA)	366.7	398.1	(7.9)%
Earnings before Interest and Tax (EBIT)	335.3	358.4	(6.4)%
Profit after Tax and Minority Interest	239.0	244.3	(2.2)%
Operating Cash Flow	204.8	393.2	(47.9)%
Net (Debt)/Cash	(40.8)	183.7	(122.2)%
Fully Diluted Earnings per Share	50.9 c	51.1 c	(0.4)%
Total Dividends per Share	36.0 c	30.0 c	20.0%

DIVIDEND

The Board has approved a final dividend in respect of the year ended 31 December 2006 of 24.0 cents per share. The total dividend for the year is a record 36.0 cents per share. The final dividend, payable on 23 March 2007, will be fully franked.

OUTLOOK

The Company remains confident that momentum in the business is positive and its business fundamentals remain intact. Strong earnings growth is expected as the Company continues to capture market share and as global gaming markets expand over the next few years.

Enquiries

Financial: Simon Kelly (612) 9413 6601
Chief Financial Officer

Media: Tim Allerton (61) (0) 412 715 707
City Public Relations

Aristocrat Leisure Limited (ASX: ALL) is a leading global provider of gaming solutions that consistently outperform the competition. The Company is licensed by over two hundred regulators and its products and services are available in over ninety countries around the world. Aristocrat offers a diverse range of products and services including electronic gaming machines, interactive video terminal systems, electronic tables, and casino management systems. For further information visit the Company's website at www.aristocratgaming.com.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ARISTOCRAT LEISURE LIMITED ("ALL")
ABN 44 002 818 368

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Paul Norman Oneile
Date of last notice	29 June 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	20 February 2007
No. of securities held prior to change	Nil
Class	Ordinary
Number acquired	380,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil consideration – shareholders approved acquisition at a Special General Meeting on 21 December 2004.

+ See chapter 19 for defined terms.

No. of securities held after change	Number and Class of Securities 380,000 ALL fully paid ordinary shares Performance Share Rights over ALL fully paid ordinary shares (vesting remains subject to vesting criteria as set out in Performance Share Plan rules) 68,343 Performance Share Rights which may vest 31 December 2007 198,003 Performance Share Rights which may vest 31 December 2008
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	380,000 Performance Share Rights were granted under the Performance Share Plan at the Special General Meeting of the Company held on 21 December 2004. Pursuant to the terms and conditions of the Plan Rules, these Performance Share Rights converted into 380,000 ordinary shares on 20 February 2007.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	2004 Performance Share Plan
Nature of interest	Vested Rights awarded were converted to ordinary shares pursuant to the terms and conditions of the Plan Rules
Name of registered holder (if issued securities)	Paul Norman Oneile
Date of change	20 February 2007
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Performance Share Rights Plan 380,000 Performance Share Rights
Interest acquired	N/A

+ See chapter 19 for defined terms.

Interest disposed	380,000 Performance Share Rights which vested on 20 February 2007 and were satisfied through the transfer of 380,000 ordinary shares on 20 February 2007.
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil consideration – shareholders approved acquisition at a Special General Meeting on 21 December 2004.
Interest after change	Performance Share Rights over ALL fully paid ordinary shares (vesting remains subject to vesting criteria as set out in Performance Share Plan rules) 68,343 Performance Share Rights which may vest 31 December 2007 198,003 Performance Share Rights which may vest 31 December 2008

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Aristocrat Leisure Limited (ALL)**
ABN	**44 002 818 368**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Simon Columb Mark Kelly
Date of appointment	20 February 2007

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
ALL fully paid ordinary shares 325,000 ALL fully paid ordinary shares 431 ALL fully paid ordinary shares (issued subject to the rules of the General Employee Share Plan)
Unlisted options over ALL fully paid ordinary shares - Vested and unexercised: 125,000 options exercisable at $6.7016 each, expiring 1 September 2009 - Unvested (vesting remains subject to vesting criteria as set out in the Employee Share Option Plan rules): 125,000 options exercisable at $2.4503 each, expiring 1 September 2008 125,000 options exercisable at $2.9503 each, expiring 1 September 2008 125,000 options exercisable at $7.2016 each, expiring 1 September 2009 125,000 options exercisable at $7.7016 each, expiring 1 September 2009 125,000 options exercisable at $8.2016 each, expiring 1 September 2009
Performance Share Rights over ALL fully paid ordinary shares (vesting remains subject to vesting criteria as set out in the Performance Share Plan rules) 21,707 performance share rights which may vest 31 December 2007 50,245 performance share rights which may vest 31 December 2008

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
N/a	N/a

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	On 6 March 2006 and 13 March 2006 Simon Kelly entered into two Zero Cost Collar (ZCC) transactions in respect of 200,000 and 50,000 ALL fully paid ordinary shares, respectively. These ZCC transactions have the effect of protecting the value of the shares at a level below the share price at the time these contracts were entered into and enabling participation in price gains to nominated levels above the share price at the time these contracts were entered into. These contracts respectively expire on 12 March 2007 and 13 March 2007, which fall within an authorised trading window.
Nature of interest	Direct
Name of registered holder (if issued securities)	N/a
No. and class of securities to which interest relates	250,000 ALL fully paid ordinary shares

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ARISTOCRAT LEISURE LIMITED ("ALL")
ABN 44 002 818 368

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Sally Anne Majella Pitkin
Date of last notice	30 August 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	not applicable
Date of change	27 February 2007
No. of securities held prior to change	7,572
Class	Ordinary
Number acquired	432
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$7,236.73
No. of securities held after change	8,004
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase under Non-Executive Director Share Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Aristocrat Non-Executive Director Share Plan
Nature of interest	A percentage of the Director's pre-tax salary as nominated by the Director from time to time was sacrificed to purchase fully paid ordinary shares on market.
Name of registered holder (if issued securities)	Sally Anne Majella Pitkin
Date of change	27 February 2007
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Fully paid ordinary shares the number of which are unascertainable until the on market purchase takes place with the Director's sacrificed salary amount.
Interest acquired	Not applicable
Interest disposed	A percentage of the Director's pre-tax salary as nominated by the Director.
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	$7,236.73
Interest after change	A percentage of the Director's pre-tax salary as nominated by the Director from time to time continues to be sacrificed to purchase fully paid ordinary shares on market at the beginning of the next trading window.

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ARISTOCRAT LEISURE LIMITED ("ALL")
ABN 44 002 818 368

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Roger Andrew Davis
Date of last notice	30 August 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	27 February 2007
No. of securities held prior to change	3,449
Class	Ordinary
Number acquired	999
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$16,734.94
No. of securities held after change	4,448
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase under Non-Executive Director Share Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Aristocrat Non-Executive Director Share Plan
Nature of interest	A percentage of the Director's pre-tax salary as nominated by the Director from time to time was sacrificed to purchase fully paid ordinary shares on market.
Name of registered holder (if issued securities)	Roger Andrew Davis
Date of change	27 February 2007
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Fully paid ordinary shares the number of which are unascertainable until the on market purchase takes place with the Director's sacrificed salary amount.
Interest acquired	Not applicable
Interest disposed	A percentage of the Director's pre-tax salary as nominated by the Director.
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	$16,734.94
Interest after change	A percentage of the Director's pre-tax salary as nominated by the Director from time to time continues to be sacrificed to purchase fully paid ordinary shares on market at the beginning of the next trading window.

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity **ARISTOCRAT LEISURE LIMITED ("ALL")**
ABN 44 002 818 368

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Penelope Morris
Date of last notice	30 August 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	27 February 2007
No. of securities held prior to change	13,218
Class	Ordinary
Number acquired	2,756
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$46,167.68
No. of securities held after change	15,974
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase under Non-Executive Director Share Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Aristocrat Non-Executive Director Share Plan
Nature of interest	A percentage of the Director's pre-tax salary as nominated by the Director from time to time was sacrificed to purchase fully paid ordinary shares on market.
Name of registered holder (if issued securities)	Penelope Morris
Date of change	27 February 2007
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Fully paid ordinary shares the number of which are unascertainable until the on market purchase takes place with the Director's sacrificed salary amount.
Interest acquired	Not applicable
Interest disposed	A percentage of the Director's pre-tax salary as nominated by the Director.
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	$46,167.68
Interest after change	A percentage of the Director's pre-tax salary as nominated by the Director from time to time continues to be sacrificed to purchase fully paid ordinary shares on market at the beginning of the next trading window.

DIVIDEND REINVESTMENT PLAN ACTIVATED FOR FINAL DIVIDEND

Sydney, 2 March 2007

Aristocrat Leisure Limited (ASX: ALL) has previously announced that the Board has activated the Company's Dividend Reinvestment Plan ("DRP") in respect of the 2006 final dividend of 24.0 cents per share announced on 20 February 2007.

The DRP will operate on the basis that: (i) no minimum or maximum shareholding apply in order to be eligible to participate; (ii) no discount is to apply; (iii) all shareholders resident in Australia and New Zealand are eligible to participate; (iv) the number of shares allocated will be rounded up to the nearest share; and (v) no brokerage costs are payable.

The Record Date for the final dividend is the close of business on 9 March 2007 and the Payment Date is 23 March 2007.

Shares will be allocated to DRP participants at a share price calculated by reference to the average of the daily VWAPs over a period of not less than five business days commencing on 13 March 2007.

Shareholders who have elected to participate in the DRP in previous years and have not revoked their elections will automatically participate and need take no further action.

Shareholders who have not already elected to participate in the DRP and who wish to do so (or who wish to change an existing election) should review the DRP Rules and complete a "Dividend Reinvestment Plan Application or Variation Form" (both are available from the Company's website www.aristocratgaming.com under *Investor Information/Investor Tools/Dividend Information*) and return the completed form to Link Market Services by fax ((02) 9287 0303)) by 5.00pm EST on 9 March 2007. Shareholders should note that the number of shares that DRP participants will receive will not be determinable on the Record Date.

Enquiries

Financial: Simon Kelly (612) 9413 6601
Chief Financial Officer and Finance Director

Media: Tim Allerton (61) (0) 412 715 707
City Public Relations

Aristocrat Leisure Limited (ASX: ALL) is a leading global provider of gaming solutions that consistently outperform the competition. The Company is licensed by over two hundred regulators and its products and services are available in over ninety countries around the world. Aristocrat offers a diverse range of products and services including electronic gaming machines, interactive video terminal systems, electronic tables and casino management systems. For further information visit the Company's website at www.aristocratgaming.com.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ARISTOCRAT LEISURE LIMITED ("ALL")
ABN 44 002 818 368

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Simon Columb Mark Kelly
Date of last notice	23 February 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	2 March 2007
No. of securities held prior to change	**1. ALL fully paid ordinary shares** - 325,000 ALL fully paid ordinary shares - 431 ALL fully paid ordinary shares (issued subject to the rules of the General Employee Share Plan) **2. Unlisted options over ALL fully paid ordinary shares** **2.1 Vested and unexercised:** - 125,000 options exercisable at $6.7016 each, expiring 1 September 2009 **2.2 Unvested** (vesting remains subject to vesting criteria as set out in the Employee Share Option Plan rules): - 125,000 options exercisable at $2.4503 each, expiring 1 September 2008

+ See chapter 19 for defined terms.

No. of securities held prior to change (cont.)	- 125,000 options exercisable at $2.9503 each, expiring 1 September 2008 - 125,000 options exercisable at $7.2016 each, expiring 1 September 2009 - 125,000 options exercisable at $7.7016 each, expiring 1 September 2009 - 125,000 options exercisable at $8.2016 each, expiring 1 September 2009 **3. Performance Share Rights over ALL fully paid ordinary shares** (vesting remains subject to vesting criteria as set out in the Performance Share Plan rules): - 21,707 performance share rights which may vest 31 December 2007 - 50,245 performance share rights which may vest 31 December 2008
Class	Fully paid ordinary shares
Number acquired	250,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1,143,987.50
No. of securities held after change	**1. ALL fully paid ordinary shares** - 575,000 ALL fully paid ordinary shares - 431 ALL fully paid ordinary shares (issued subject to the rules of the General Employee Share Plan) **2. Unlisted options over ALL fully paid ordinary shares** **2.1 Vested and unexercised:** - 125,000 options exercisable at $7.2016 each, expiring 1 September 2009 **2.2 Unvested** (vesting remains subject to vesting criteria as set out in the Employee Share Option Plan rules): - 125,000 options exercisable at $2.9503 each, expiring 1 September 2008 - 125,000 options exercisable at $7.7016 each, expiring 1 September 2009 - 125,000 options exercisable at $8.2016 each, expiring 1 September 2009

+ See chapter 19 for defined terms.

No. of securities held after change (cont.)	**3. Performance Share Rights over ALL fully paid ordinary shares** (vesting remains subject to vesting criteria as set out in the Performance Share Plan rules) - 21,707 performance share rights which may vest 31 December 2007 - 50,245 performance share rights which may vest 31 December 2008
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**1. Unlisted options over ALL fully paid ordinary shares** **1.1 Exercised:** - 125,000 options exercisable at $2.4503 each (options vested 1 March 2007) - 125,000 options exercisable at $6.7016 each These options were exercised in accordance with the rules of the Employee Share Option Plan. **1.2 Vested on 1 March 2007, unexercised:** - 125,000 options exercisable at $7.2016 each, expiring 1 September 2009

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	ALL Employee Share Option Plan ("ESOP"). Interest in unlisted options over ALL fully paid ordinary shares
Nature of interest	Options exercised pursuant to terms and conditions of ESOP in respect of 250,000 options.
Name of registered holder (if issued securities)	Simon Columb Mark Kelly
Date of change	2 March 2007
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	**1. Unlisted options over ALL fully paid ordinary shares** **1.1 Vested and unexercised:** - 125,000 options exercisable at $6.7016 each, expiring 1 September 2009 **1.2 Unvested** (vested on 1 March 2007 in accordance with the Employee Share Option Plan rules): - 125,000 options exercisable at $2.4503 each, expiring 1 September 2008 - 125,000 options exercisable at $7.2016 each, expiring 1 September 2009

+ See chapter 19 for defined terms.

Interest acquired	250,000 ALL fully paid ordinary shares
Interest disposed	**1. Unlisted options over ALL fully paid ordinary shares** **1.1 Vested and unexercised:** - 125,000 options exercisable at $6.7016 each, expiring 1 September 2009 **1.2 Unvested** (vested on 1 March 2007 in accordance with the Employee Share Option Plan rules): - 125,000 options exercisable at $2.4503 each, expiring 1 September 2008
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	$837,700.00 paid to exercise 125,000 options exercisable at $6.7016 each $306,287.50 paid to exercise 125,000 options exercisable at $2.4503 each
Interest after change	**1. Unlisted options over ALL fully paid ordinary shares** **1.1 Vested and unexercised:** - 125,000 options exercisable at $7.2016 each, expiring 1 September 2009 **1.2 Unvested** (vesting remains subject to vesting criteria as set out in the Employee Share Option Plan rules): - 125,000 options exercisable at $2.9503 each, expiring 1 September 2008 - 125,000 options exercisable at $7.7016 each, expiring 1 September 2009 - 125,000 options exercisable at $8.2016 each, expiring 1 September 2009 **2. The following interest remains unchanged from that disclosed in the notice filed on 23 February 2007:** On 6 March 2006 and 13 March 2006 Simon Kelly entered into two Zero Cost Collar (ZCC) transactions in respect of 200,000 and 50,000 ALL fully paid ordinary shares, respectively. These ZCC transactions have the effect of protecting the value of the shares at a level below the share price at the time these contracts were entered into and enabling participation in price gains to nominated levels above the share price at the time these contracts were entered into. These contracts respectively expire on 12 March 2007 and 13 March 2007, which fall within an authorised trading window.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ARISTOCRAT LEISURE LIMITED ("ALL")
ABN 44 002 818 368

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Simon Columb Mark Kelly
Date of last notice	2 March 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	No change since last notice

+ See chapter 19 for defined terms.

No. of securities held prior to change	**The following interests remain unchanged since the last notice:** **1. ALL fully paid ordinary shares** - 575,000 ALL fully paid ordinary shares - 431 ALL fully paid ordinary shares (issued subject to the rules of the General Employee Share Plan) **2. Unlisted options over ALL fully paid ordinary shares** **2.1 Vested and unexercised:** - 125,000 options exercisable at $7.2016 each, expiring 1 September 2009 **2.2 Unvested** (vesting remains subject to vesting criteria as set out in the Employee Share Option Plan rules): - 125,000 options exercisable at $2.9503 each, expiring 1 September 2008 - 125,000 options exercisable at $7.7016 each, expiring 1 September 2009 - 125,000 options exercisable at $8.2016 each, expiring 1 September 2009 **3. Performance Share Rights over ALL fully paid ordinary shares** (vesting remains subject to vesting criteria as set out in the Performance Share Plan rules) - 21,707 performance share rights which may vest 31 December 2007 - 50,245 performance share rights which may vest 31 December 2008
Class	Fully paid ordinary shares
Number acquired	Not applicable
Number disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Not applicable
No. of securities held after change	No change
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	No change

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Zero Cost Collar (ZCC) contract rolled over
Nature of interest	ZCC over ALL fully paid ordinary shares
Name of registered holder (if issued securities)	Simon Columb Mark Kelly

+ See chapter 19 for defined terms.

Date of change	5 March 2007
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	200,000 fully paid ordinary shares
Interest acquired	SCM Kelly entered into a new Zero Cost Collar (ZCC) arrangement in respect of 125,000 ALL fully paid ordinary shares. This ZCC transaction has the effect of protecting the value of the shares at a level below the share price at the time the contract was entered into and enabling participation in price gains to nominated levels above the share price at the time the contract was entered into. This contract expires on 10 March 2008, which falls within an authorised trading window.
Interest disposed	SCM Kelly partially closed out a Zero Cost Collar (ZCC) arrangement due to expire on 12 March 2007, in respect of 125,000 ALL fully paid ordinary shares (out of a total original contract covering 200,000 ALL fully paid ordinary shares). The ZCC covering the remaining 75,000 shares is due to expire on 12 March 2007.
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	In disposing of the pre-existing ZCC arrangement in respect of 125,000 shares, SCM Kelly paid an amount of $130,375.00.
Interest after change	SCM Kelly retains the following interests in ZCC arrangements: - 75,000 shares, entered into 6 March 2006, expiry 12 March 2007; - 50,000 shares, entered into 13 March 2006, expiry 13 March 2007; and - 125,000 shares, entered into 5 March 2007, expiry 10 March 2008. These ZCC transactions have the effect of protecting the value of the shares at a level below the share price at the time these contracts were entered into and enabling participation in price gains to nominated levels above the share price at the time these contracts were entered into. These contracts are scheduled to expire within authorised trading windows.

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ARISTOCRAT LEISURE LIMITED
ABN 44 002 818 368

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Alan Watson Steelman
Date of last notice	1 March 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	6 March 2007
No. of securities held prior to change	16,000
Class	Ordinary
Number acquired	3,400
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$53,210.00
No. of securities held after change	19,400

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	23 NOVEMBER 2005 AS AMENDED BY AN APPENDIX 3D GIVEN ON 4 DECEMBER 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	3,988,848	100,000
4	Total consideration paid or payable for the shares	$47,594,641	$1,583,667

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid:$12.90 date: 3/07/2006 lowest price paid:$11.50 date: 19/01/2006	highest price paid: $15.90 lowest price paid: $15.72 highest price allowed under rule 7.33: $17.81

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 06 March 2007
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

== == == == ==

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
ARISTOCRAT LEISURE LIMITED	44 002 818 368

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	ON-MARKET
2	Date Appendix 3C was given to ASX	23 November 2005 as amended by an Appendix 3D given on 4 December 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	4,088,848	81,855
4	Total consideration paid or payable for the shares	$49,178,308	$1,281,947

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $15.90 date: 5/03/2007 lowest price paid: $11.50 date: 19/01/2006	highest price paid: $15.90 lowest price paid: $15.31 highest price allowed under rule 7.33: $17.42

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	The company has not disclosed an intention to buy back a maximum number of shares. The company intends to buy back up to $100M of shares.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already bee disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 07 March 2007
(~~Director~~/Company secretary)

Print name: John Carr-Gregg

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ARISTOCRAT LEISURE LIMITED ("ALL")
ABN 44 002 818 368

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Simon Columb Mark Kelly
Date of last notice	8 March 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	No change since last notice

+ See chapter 19 for defined terms.

No. of securities held prior to change	**The following interests remain unchanged since the last notice:** **1. ALL fully paid ordinary shares** - 575,000 ALL fully paid ordinary shares - 431 ALL fully paid ordinary shares (issued subject to the rules of the General Employee Share Plan) **2. Unlisted options over ALL fully paid ordinary shares** **2.1 Vested and unexercised:** - 125,000 options exercisable at $7.2016 each, expiring 1 September 2009 **2.2 Unvested** (vesting remains subject to vesting criteria as set out in the Employee Share Option Plan rules): - 125,000 options exercisable at $2.9503 each, expiring 1 September 2008 - 125,000 options exercisable at $7.7016 each, expiring 1 September 2009 - 125,000 options exercisable at $8.2016 each, expiring 1 September 2009 **3. Performance Share Rights over ALL fully paid ordinary shares** (vesting remains subject to vesting criteria as set out in the Performance Share Plan rules) - 21,707 performance share rights which may vest 31 December 2007 - 50,245 performance share rights which may vest 31 December 2008
Class	Fully paid ordinary shares
Number acquired	Not applicable
Number disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Not applicable
No. of securities held after change	No change
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	No change

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Zero Cost Collar (ZCC) contracts terminated/expired
Nature of interest	ZCC contracts over ALL fully paid ordinary shares
Name of registered holder (if issued securities)	Simon Columb Mark Kelly

+ See chapter 19 for defined terms.

Date of change	8 March 2007 and 13 March 2007
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	75,000 and 50,000 (total 125,000) ALL fully paid ordinary shares
Interest acquired	Nil
Interest disposed	1. On 8 March 2007, SCM Kelly closed out a ZCC arrangement due to expire on 12 March 2007, in respect of 75,000 ALL fully paid ordinary shares. 2. On 13 March 2007, a ZCC arrangement in respect of 50,000 ALL fully paid ordinary shares expired.
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	1. In closing out the pre-existing ZCC arrangement in respect of 75,000 shares, SCM Kelly paid an amount of $88,800.00. 2. On expiry of the pre-existing ZCC arrangement in respect of 50,000 shares, SCM Kelly paid an amount of $52,000.00.
Interest after change	SCM Kelly retains an interest in a ZCC arrangement over 125,000 shares, entered into 5 March 2007, expiry 10 March 2008. This ZCC transaction has the effect of protecting the value of the shares at a level below the share price at the time the contract was entered into and enabling participation in price gains to nominated levels above the share price at the time the contract was entered into. This contract is scheduled to expire within an authorised trading window.

+ See chapter 19 for defined terms.

DIVIDEND REINVESTMENT PLAN: PRICING FOR FINAL DIVIDEND

Sydney, 22 March 2007

Aristocrat Leisure Limited (ASX: ALL) announced on 20 February 2007 that the Company's Dividend Reinvestment Plan ("DRP") would operate in respect of the 2006 final dividend of 24.0 cents per share.

Participants in the DRP will receive ordinary shares under the DRP at a price of $16.3106. No discount is applicable. In accordance with the DRP rules, this price was calculated by reference to the average of the daily VWAPs over a period of six days, commencing on 13 March 2007, and the number of shares DRP participants receive have been rounded up to the nearest share.

Enquiries:

Financial: Simon Kelly (612) 9413 6601
Chief Financial Officer and Finance Director

Media: Tim Allerton (61) (0) 412 715 707
City Public Relations

Aristocrat Leisure Limited (ASX: ALL) is a leading global provider of gaming solutions that consistently outperform the competition. The Company is licensed by over two hundred regulators and its products and services are available in over ninety countries around the world. Aristocrat offers a diverse range of products and services including electronic gaming machines, interactive video terminal systems, electronic tables and casino management systems. For further information visit the Company's website at www.aristocratgaming.com.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity **ARISTOCRAT LEISURE LIMITED ("ALL")**
ABN 44 002 818 368

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Roger Andrew Davis
Date of last notice	28 February 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	23 March 2007
No. of securities held prior to change	4,448
Class	Ordinary
Number acquired	66
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1,067.52
No. of securities held after change	4,514

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Reinvestment of dividends pursuant to Aristocrat's Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Aristocrat Dividend Reinvestment Plan
Nature of interest	Participation in plan as a shareholder
Name of registered holder (if issued securities)	Roger Andrew Davis
Date of change	No change
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	No applicable

+ See chapter 19 for defined terms.

ARISTOCRAT LEISURE LIMITED
ACN 002 818 368

71 Longueville Road, Lane Cove NSW 2066
PO Box 808, Lane Cove NSW 1595
Telephone: +61 2 9413 6300
Facsimile: +61 2 9413 6300
ASX Code: ALL
Website: www.aristocratgaming.com.au

Dear Shareholder

2007 ANNUAL GENERAL MEETING

On behalf of the Board, I am pleased to invite you to attend the 2007 Annual General Meeting (AGM) of Aristocrat Leisure Limited. In this mail out for the AGM, you will find:

- The Notice of Annual General Meeting and Explanatory Memorandum,
- The 2006 Annual Report (incorporating the 2006 Financial Report) unless you have elected not to receive this report,
- Nevada Regulatory Disclosure Brochure for Shareholders*,
- A Proxy Form, and
- A reply paid envelope for lodging your proxy form or pre-registering your attendance (if you are attending the AGM) and/or sending any questions you may have for the AGM.

The AGM will be held at 10:30am on Tuesday 1 May 2007 at Ballroom 1, Star City, 80 Pyrmont Street, Sydney, New South Wales, Australia. After the meeting you are welcome to join the Board for morning tea and refreshments.

You may also view the AGM via a live webcast via our website at www.aristocratgaming.com.au

Business of the AGM

The business of the AGM is set out in the Notice of AGM. The Notice of AGM and Explanatory Statement contains important information in relation to the matters to go before shareholders at the meeting.

Attendance

I encourage you to attend the AGM. To assist the Company in planning for the meeting, may I suggest you **pre-register** your atttendance by contacting Link Market Services on (02) 8280 7138 or by sending the attendance slip at the bottom of this page using the reply paid envelope. Please note that it is not necessary to pre-register for the AGM but this will assist us in catering for the expected number of shareholders who will be attending the meeting. **If you are attending the AGM, please bring this letter and the Proxy Form with you on the day to assist us in registering your attendance for the meeting.** The registration desk will be open from 9:30am. If you are not able to attend the AGM, you may wish to appoint a proxy to attend and vote at the meeting in your place. Please refer to the Notice of AGM for requirements in relation to appointing a proxy.

Shareholder Questions

If you have a question for the Board or for PricewaterhouseCoopers (the Company's external auditor) that you would like to raise at the AGM, you may submit your question(s) to Aristocrat prior to the meeting. While we encourage shareholders to submit questions in advance, we cannot undertake to address all questions submitted due to time constraints. Shareholders attending the AGM will also be able to ask questions at the meeting.

The Board and I look forward to your attendance at the AGM.

Yours faithfully

David Simpson
Chairman

*It is a condition of Aristocrat's licence with the Nevada Gaming Commission that this disclosure be made at least annually to all shareholders.

- [ ] I will be attending the 2007 AGM of Aristocrat Leisure Limited
- [ ] I have attached issues/questions

(Please attach any issues/questions you have to this slip and enclose in the reply paid envelope provided)

29 March 2007

Manager Companies
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Stock Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir or Madam

Aristocrat Leisure Limited

Please find attached the following documents:

1. Chairman's covering letter;
2. 2006 Annual Report;
3. Notice of Annual General Meeting to be held in Sydney on 1 May, 2007;
4. Proxy for the Annual General Meeting; and
5. Nevada Regulatory Disclosure brochure.

The above documents have been mailed to shareholders today in accordance with shareholder elections.

Copies of the above documents are also available from the Aristocrat website, www.aristocratgaming.com under 'investor information'.

Yours faithfully,

John Carr-Gregg
Company Secretary
Ph: 02 9413 6666
Fax: 02 9420 1352
Email: carr-gregg@ali.com.au

ARISTOCRAT LEISURE LIMITED ABN 44 002 818 368

aristocrat

Notice of Annual General Meeting and Explanatory Statement

Tuesday, 1 May 2007

Notice of Annual General Meeting

Notice is given that the Annual General Meeting **(the "Meeting")** of the Members of the Company will be held at the time and location, and to conduct the business, specified below:

Date: Tuesday, 1 May 2007

Time: 10.30 a.m.

Location: Ballroom 1
Star City
80 Pyrmont Street
Pyrmont NSW 2009.

The Meeting of the Members of the Company can be viewed on the Company's website at www.aristocratgaming.com.

Business

Financial Statements
To consider, and if thought fit, pass the following resolution as an Ordinary Resolution:

Resolution 1
"That the Financial Report of the Consolidated Entity in respect of the year ended 31 December 2006 and the Directors' and Auditor's Reports thereon, be received by the Members of the Company".

The Board of Directors recommends that Members vote in favour of Resolution 1.

(Refer to the Explanatory Statement to this Notice of Annual General Meeting for more details).

Election of Directors
To consider, and if thought fit, pass the following resolution as an Ordinary Resolution:

Resolution 2
"That Mr DJ Simpson who, in accordance with clause 12.3 of the Constitution of the Company, retires from office and, being eligible, offers himself for re-election, be re-elected a Director of the Company".

The Board of Directors (with Mr DJ Simpson abstaining) recommends that Members vote in favour of Resolution 2.

(Refer to the Explanatory Statement to this Notice of Annual General Meeting for more details).

To consider, and if thought fit, pass the following resolution as an Ordinary Resolution:

Resolution 3
"That Mrs P Morris who, in accordance with clause 12.3 of the Constitution of the Company, retires from office and, being eligible, offers herself for re-election, be re-elected a Director of the Company".

The Board of Directors (with Mrs P Morris abstaining) recommends that Members vote in favour of Resolution 3.

(Refer to the Explanatory Statement to this Notice of Annual General Meeting for more details).

To consider, and if thought fit, pass the following resolution as an Ordinary Resolution:

Resolution 4
"That Mr SCM Kelly who, in accordance with clause 12.11 of the Constitution of the Company, retires from office and, being eligible, offers himself for re-election, be re-elected a Director of the Company".

The Board of Directors (with Mr SCM Kelly abstaining) recommends that Members vote in favour of Resolution 4.

(Refer to the Explanatory Statement to this Notice of Annual General Meeting for more details).

Approval of Participation in the 2007 Long-Term Performance Share Plan

To consider, and if thought fit, pass the following resolution as an Ordinary Resolution:

Resolution 5

"That Mr PN Oneile, Chief Executive Officer and Managing Director, be granted 179,718 performance share rights pursuant to the Company's Long-Term Performance Share Plan in the manner set out in the Explanatory Statement to this Notice of Annual General Meeting and that this be approved for all purposes, including for the purpose of ASX Listing Rule 10.14".

The Board of Directors (with Mr PN Oneile abstaining) recommends that Members vote in favour of Resolution 5.

(Refer to the Explanatory Statement to this Notice of Annual General Meeting for more details).

To consider, and if thought fit, pass the following resolution as an Ordinary Resolution:

Resolution 6

"That Mr SCM Kelly, Chief Financial Officer and Finance Director, be granted 43,257 performance share rights pursuant to the Company's Long-Term Performance Share Plan in the manner set out in the Explanatory Statement to this Notice of Annual General Meeting and that this be approved for all purposes, including for the purpose of ASX Listing Rule 10.14".

The Board of Directors (with Mr SCM Kelly abstaining) recommends that Members vote in favour of Resolution 6.

(Refer to the Explanatory Statement to this Notice of Annual General Meeting for more details).

Remuneration Report

To consider, and if thought fit, pass the following resolution as an Ordinary Resolution:

Resolution 7

"That the Remuneration Report for the Company (included in the Directors' Report) for the year ended 31 December 2006 be adopted".

Noting that each Director of the Company has a personal interest in his or her own remuneration from the Company as described in the Remuneration Report, the Board of Directors recommends that Members vote in favour of Resolution 7.

(Refer to the Explanatory Statement to this Notice of Annual General Meeting for more details).

Voting Exclusion Statement

The Company will disregard any votes cast on Resolutions 5 and 6 by a Director of the Company and by any associate of any such person. The Company need not disregard a vote if:

(a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions to vote on the proxy form; or

(b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Determination of Entitlement to Attend and Vote

For the purposes of determining an entitlement to vote at the Meeting, shares will be taken to be held by the persons who are registered as Members at 10.30 a.m. Sydney time on Sunday, 29 April 2007.

By order of the Board.

BJ Yahl

BJ Yahl
Company Secretary
Sydney
30 March 2007

Proxies:

A Member entitled to attend and vote at the Meeting is entitled to appoint a proxy. If a Member is entitled to cast two or more votes, the Member may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise.

An instrument appointing a proxy must be signed by the Member appointing the proxy or by the Member's attorney duly authorised in writing or, if the Member is a corporation, under seal or such other means as is contemplated by the *Corporations Act 2001 (Cth)* and the Member's constitution. A proxy need not be a Member of the Company.

A proxy has the same rights as a Member to speak at the Meeting, to vote (but only to the extent allowed by the appointment) and to join in a demand for a poll. Where a Member appoints two proxies, neither shall be entitled to vote on a show of hands. Where more than one joint holder votes, the vote of the holder whose name appears first in the register of Members shall be accepted to the exclusion of the others whether the vote is given in person or by proxy or by representative or by attorney.

An instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed may be lodged:

- by mail, addressed to Aristocrat Leisure Limited, C/- Link Market Services Limited, Locked Bag A14, Sydney South, New South Wales 1235, Australia; or
- by fax directed to the Company Secretary, Aristocrat Leisure Limited, fax (61) 2 9420 1352 or to the Share Registry, fax (61) 2 9287 0309; or
- by delivery to:
- the Company Secretary, Aristocrat Leisure Limited, 71 Longueville Road, Lane Cove, New South Wales 2066, Australia; or
- the Share Registry – Link Market Services Limited, Level 12, Ernst & Young Building, 680 George Street, Sydney, New South Wales 2000, Australia.

A proxy form must be received not later than 48 hours before the time for holding the Meeting, otherwise it will be invalid.

A proxy form, which is signed under power of attorney or other authority, must be accompanied by that power of attorney or authority or a copy of that power of attorney or authority certified as a true copy by statutory declaration, unless it has previously been produced to and accepted by the Share Registry.

Corporate Representatives

A body corporate which is a Member or which has been appointed as a proxy may appoint an individual to act as its representative at the Meeting. The appointment must comply with the requirements of section 250D of the *Corporations Act 2001 (Cth)*. The representative should bring to the Meeting evidence of his or her appointment, including any authority under which it is signed, unless it has previously been given to and accepted by the Share Registry.

Voting

Every resolution arising at the Meeting will be decided on a show of hands unless a poll is demanded in accordance with the Company's Constitution and the *Corporations Act 2001 (Cth)*. On a show of hands, every shareholder who is present in person or by proxy or by representative or by attorney, will have one vote. Upon a poll, every Member who is present in person or by proxy or by representative or attorney, will have one vote for each share held by that Member.

Asking Questions at the Meeting

The Meeting is intended to give Members the opportunity to hear the Chairman, the Chief Executive Officer and Managing Director and the Chief Financial Officer and Finance Director talk about the year that has just passed and to give some insight into the Company's prospects for the year ahead. The Company welcomes Members' questions at the Meeting. However, in the interests of those present, questions or comments should be confined to resolutions before the Meeting and should be relevant to Members as a whole.

Explanatory Statement

Financial Statements

Resolution 1

This Resolution calls for Members to resolve formally to receive the Financial Report for the year ended 31 December 2006 (which includes all the financial statements and notes) and the Reports of the Directors and the Auditor. While Members are not required to vote on the financial statements and reports (other than they be received), Members will be given reasonable opportunity at the Meeting to raise questions on the statements and reports. The Auditor will be in attendance at the Meeting and can answer questions on the conduct of the audit and the contents of their Report.

The Board of Directors recommends that Members vote in favour of Resolution 1.

Re-election of Directors (Resolutions 2, 3 and 4)

Clause 12.3 of the Company's Constitution requires that a Director not hold office for a continuous period in excess of three years or past the third Annual General Meeting following the Director's appointment, whichever is the longer, without submitting for re-election. In addition, Clause 12.11 of the Company's Constitution provides that any Director appointed under clause 12.10 of the Company's Constitution holds office until the next Annual General Meeting of the Company and is then eligible for re-election.

Resolution 2

Re-election of Director

Mr DJ Simpson was last elected as a Director of the Company on 4 May 2004 and accordingly is required to submit for re-election.

Mr DJ Simpson

Age: 66 Years

Occupation: Company Director

Academic and professional qualifications: Fellow of CPA Australia

Mr DJ Simpson has had over 36 years of experience in accounting and finance including over 15 years as the Chief Financial Officer of listed public companies. He was Executive General Manager – Finance at Southcorp Limited from 1988 to 1995 and Executive General Manager – Finance at Tabcorp Holdings Limited from 1995 to 1999. He was Finance Director at Tabcorp Holdings Limited from 1999 to 2003. He is a Director of CSL Limited. His operating, financial and accounting experience and his knowledge of the gaming industry have been invaluable to the Company since he was appointed as a Director. He was nominated as a Director in July 2003 and served as Chair of the Audit Committee from July 2003 to July 2004. He was elected Non-Executive Chairman of the Board of Directors in July 2004. He has been a member of the Audit Committee, the Remuneration Committee and the Nomination and Governance Committee since July 2004.

The Board of Directors (with Mr DJ Simpson abstaining) recommends that Mr DJ Simpson be considered for re-election.

Resolution 3

Re-election of Director

Mrs P Morris was last elected as a Director of the Company on 4 May 2004 and accordingly is required to submit for re-election.

Mrs P Morris, AM

Age: 58 Years

Occupation: Company Director

Academic and professional qualifications: Bachelor of Architecture (Honours), Melbourne University; Master of Environmental Science, Monash University; Diploma of Company Directorship, University of New England; Fellow of the Royal Australian Institute of Architects; Fellow of the Australian Institute of Company Directors.

Mrs P Morris has been a professional Company Director since 1994. She previously held a number of senior management positions in the property and construction industry in both the public and private sectors, including Director of Australian and Overseas Property for the Commonwealth Government and Group Executive, Lend Lease Property Services. She has been a Non-Executive Director of Australia Post, Country Road Limited, Colonial State Bank, Howard Smith Limited, Energy Australia, Indigenous Land Corporation, Sydney Harbour Foreshore Authority and Landcom. She stepped down as a Director of Jupiters Limited after more than seven years, following its merger with Tabcorp Holdings Limited. She is a Member of the Order of Australia. She has considerable experience of the gaming and property industries and a strong interest in corporate governance through her assistance with the development and delivery of governance education for the Australian Institute of Company Directors. Her breadth of experience has enabled her to make a strong contribution to the Board of Aristocrat. She was nominated as a Director in August 2003 and served as Chair of the Compensation and Nomination Committee (now the Nomination and Governance Committee) from January to July 2004. She was a member of the Audit Committee from August 2003 to January 2004. She was appointed Chair of the Audit Committee in July 2004. She served as Chair of the Remuneration Committee from July 2004 to February 2006 and remains a member of the Remuneration Committee. She has been a member of the Nomination and Governance Committee since July 2004.

The Board of Directors (with Mrs P Morris abstaining) recommends that Mrs P Morris be considered for re-election.

Resolution 4

Re-election of Director

Mr SCM Kelly was appointed a Director of the Company on 20 February 2007 and accordingly is required to submit for re-election.

Mr SCM Kelly

Age: 43 Years

Occupation: Chartered Accountant

Academic and professional qualifications: Bachelor of Economics and Accounting (Honours, First Class), Reading University, Berkshire, United Kingdom; Fellow of the Institute of Chartered Accountants in England and Wales; Member of The Institute of Chartered Accountants in Australia; Member of the Australian Institute of Company Directors.

Mr SCM Kelly has over 21 years of experience in accounting, finance and business management. He was appointed Chief Financial Officer of the Company in September 2003 and is currently responsible for the Company's Group Finance, Risk Management, Investor Relations, Decision Support, Program Office, Information Technology and Human Resources functions. He is a member of the executive management team and has attended all board meetings of the Company since September 2003. Mr SCM Kelly worked for PricewaterhouseCoopers from 1985 to 1995 in London and Sydney. He subsequently held a number of senior executive positions at Goodman Fielder Limited including General Manager – International, Chief Information Officer and Chief Financial Officer – Consumer Foods. He is on the National Executive of the "Group of 100", an association of senior finance executives from Australia's leading business enterprises.

Mr SCM Kelly has played a key role in driving Aristocrat's operational performance and governance over the past three years which has seen a substantial increase in shareholder value. The Board believes that Mr SCM Kelly has made and will continue to make a significant contribution to the success of the Company. He adds considerable value and skill in the areas of finance, strategy and general management.

The Board of Directors (with Mr SCM Kelly abstaining) recommends that Mr SCM Kelly be considered for re-election.

Approval of Participation in the 2007 Long-Term Performance Share Plan (Resolutions 5 and 6)

ASX Listing Rule 10.14 requires the Company to seek the approval of Members in respect of the acquisition of securities by Directors under an employee incentive scheme. The Company's Performance Share Plan (**"PSP"**) is a key element of the Company's executive incentive and retention strategy, aligning the interests of senior executives with those of Members.

Resolution 5

Members have previously approved annual grants of performance share rights pursuant to the PSP to Mr PN Oneile. The PSP is summarised later in this Explanatory Statement.

As announced on 29 November 2006 ("Managing Director's Remuneration Package Update"), the Board of Directors has determined, after taking independent advice, that Mr PN Oneile's long term incentive effective 1 December 2006 for the following 12 months be set at $1.4 million, representing approximately 76% of his fixed remuneration of $1.85 million.

In accordance with that advice and the announcement on 29 November 2006, the Board of Directors (with Mr PN Oneile abstaining) recommends the grant of 179,718 performance share rights. The recommended number of performance share rights has been calculated by dividing $1.4 million by the estimated fair value of those performance share rights for the purposes of remuneration packaging at 1 January 2007 (i.e. $7.79 per share), after taking into account the likelihood of vesting based on achievement of the Performance Criteria as defined in the PSP. The estimated fair value has been determined based on advice from an independent valuer and the Company's external remuneration consultant.

If this Resolution is passed, the grant of 179,718 performance share rights will be part of Mr PN Oneile's remuneration for 2007. However, the ultimate allocation of shares to Mr PN Oneile pursuant to such performance share rights will depend on the Company's performance over a three year period which commenced on 1 January 2007 and otherwise subject to the Performance Criteria and Performance Period as defined in the PSP Rules.

Mr PN Oneile will next be eligible to participate in the PSP effective from 1 January 2008. Details of Mr PN Oneile's participation at that time will be provided to Members for their consideration and approval at the Annual General Meeting of the Company in May 2008.

The Board of Directors (with Mr PN Oneile abstaining) recommends that Members vote in favour of Resolution 5.

ASX Listing Rule 10.14

Pursuant to ASX Listing Rule 10.14, the following information is provided to Members:

1. Mr PN Oneile is the Chief Executive Officer and Managing Director of the Company;
2. The maximum number of securities that may be acquired by Mr PN Oneile under this 2007 performance share rights offer is 179,718 shares;
3. The shares will be allocated to Mr PN Oneile, for no consideration, at the end of the Performance Period to the extent that the Performance Criteria under the PSP are satisfied;
4. The first allocation of performance share rights took place on 20 February 2007 in respect of performance share rights issued in 2004 with a Performance Period from 1 January 2004 to 31 December 2006, following a determination that the Performance Criteria applicable had been satisfied.

   Mr PN Oneile received 380,000 shares for nil consideration on that date (being the number of performance share rights and consideration approved by Members at a Special General Meeting of Members on 21 December 2004). Mr PN Oneile holds two further series of performance share rights which may vest in future periods, subject to the Performance Criteria being achieved. These comprise 68,343 performance share rights approved by Members on 3 May 2005 which may vest depending on satisfaction of Performance Criteria over a three year period which commenced on 1 January 2005 and 198,003 performance share rights approved by Members on 2 May 2006 which may vest depending on satisfaction of Performance Criteria over a three year period which commenced on 1 January 2006;
5. The only Directors of the Company entitled to participate in the PSP are Mr PN Oneile and Mr SCM Kelly. Approval is being sought separately at the Meeting in connection with Mr SCM Kelly's participation in the PSP. No Director or any associate of a Director or other person described in ASX Listing Rule 10.14.3 will be entitled to participate in any employee incentive scheme until approved by Members;
6. A voting exclusion statement is included in this Notice of Annual General Meeting in relation to this Resolution.
7. No loan is applicable to the proposed offer to Mr PN Oneile;

8. Details of any securities issued under the PSP will be published in each Annual Report of the Company relating to a period in which securities have been issued and will record that approval for the issue of the securities was obtained under ASX Listing Rule 10.14; and

9. Subject to the approval of Members, the performance share rights provided for in the PSP will be issued to Mr PN Oneile soon after the Meeting of the Company on 1 May 2007. The shares that may be issued to Mr PN Oneile pursuant to such performance share rights will not be issued, if at all, until January 2010, at the earliest, subject to the Performance Criteria being met, other than in the event of circumstances set out in paragraph (h) of the Summary of the PSP Rules appearing below. In any event, any shares required to be issued will be issued before 1 May 2010.

Resolution 6

In previous years, prior to his appointment as a Director, Mr SCM Kelly has received annual grants of performance share rights pursuant to the Company's PSP. Mr SCM Kelly was appointed to the Board on 20 February 2007 and as a result, Member approval is required for further grants under the PSP. The PSP is summarised later in the Explanatory Statement.

The Board of Directors (with Mr SCM Kelly abstaining) recommends the grant of 43,257 performance share rights to Mr SCM Kelly in respect of 2007. The ultimate allocation of shares to Mr SCM Kelly pursuant to such performance share rights will depend on the Company's performance over a three year period which commenced on 1 January 2007.

The Board of Directors has determined, after taking independent advice, that Mr SCM Kelly's long term incentive effective 1 January 2007 for the following 12 months be set at $336,974, representing approximately 50% of his fixed remuneration of $673,947. In accordance with that advice, the Board of Directors (with Mr SCM Kelly abstaining) recommends the grant of 43,257 performance share rights. The recommended number of performance share rights has been calculated by dividing $336,974 by the estimated fair value of those performance share rights for the purposes of remuneration packaging at 1 January 2007 (i.e. $7.79 per share), after taking into account the likelihood of vesting based on achievement of the Performance Criteria. The estimated fair value has been determined based on advice from an independent valuer and the Company's external remuneration consultant.

If this Resolution is passed, the grant of 43,257 performance share rights will be part of Mr SCM Kelly's remuneration for 2007. However, the ultimate allocation of shares to Mr SCM Kelly pursuant to such performance share rights will depend on the Company's performance over a three year period which commenced on 1 January 2007 and otherwise subject to the Performance Criteria and Performance Period.

Mr SCM Kelly will next be eligible to participate in the PSP effective from 1 January 2008. Details of Mr SCM Kelly's participation at that time will be provided to Members for their consideration and approval at the Annual General Meeting of the Company in May 2008.

The Board of Directors (with Mr SCM Kelly abstaining) recommends that Members vote in favour of Resolution 6.

ASX Listing Rule 10.14

Pursuant to ASX Listing Rule 10.14, the following information is provided to Members:

1. Mr SCM Kelly is the Chief Financial Officer and Finance Director of the Company;

2. The maximum number of securities that may be acquired by Mr SCM Kelly under this 2007 performance share rights offer is 43,257 shares;

3. The shares will be allocated to Mr SCM Kelly, for no consideration, at the end of the Performance Period to the extent that the Performance Criteria under the PSP are satisfied;

4. The first allocation of performance share rights took place on 20 February 2007 following a determination that the Performance Criteria applicable had been satisfied. Mr SCM Kelly is entitled, by virtue of grants prior to his appointment as a Director, to 21,707 performance share rights which may vest on 31 December 2007 and 50,245 performance share rights which may vest on 31 December 2008;

5. The only Directors of the Company entitled to participate in the PSP are Mr SCM Kelly and Mr PN Oneile. Approval is being sought separately at the Meeting in connection with Mr PN Oneile's participation in the PSP. No Director or any associate of a Director or other person described in ASX Listing Rule 10.14.3 will be entitled to participate in any employee incentive scheme until approved by Members;

6. A voting exclusion statement is included in this Notice of Annual General Meeting in relation to this Resolution;

7. No loan is applicable to the proposed offer to Mr SCM Kelly;

8. Details of any securities issued under the PSP will be published in each Annual Report of the Company relating to a period in which securities have been issued and will record that approval for the issue of the securities was obtained under ASX Listing Rule 10.14; and

9. Subject to the approval of Members, the performance share rights provided for in the PSP will be issued to Mr SCM Kelly soon after the Meeting of the Company on 1 May 2007. The shares that may be issued to Mr SCM Kelly pursuant to such performance share rights will not be issued, if at all, until January 2010, at the earliest, subject to the Performance Criteria being met, other than in the event of circumstances set out in paragraph (h) of the Summary of the PSP Rules appearing below. In any event, any shares required to be issued will be issued before 1 May 2010.

Summary of the Performance Share Plan Rules ("PSP Rules")

The PSP is an employee incentive scheme, introduced in 2004, intended to drive the continuing improvement in the Company's performance, to provide a market competitive reward mechanism in line with the guidelines and expectations of Members and to provide employees with the opportunity to acquire an ownership interest in the Company. It also aligns the interests of employees with the interests of Members. To achieve this aim, the PSP provides for employees to be offered conditional entitlements to fully paid ordinary shares **("Performance Share Rights")** in the Company, such that shares may be offered and issued or transferred to employees, subject to meeting Performance Criteria within a set Performance Period. A full copy of the PSP Rules is available on request being made to the Company Secretary.

(a) Level of Participation

Key executives are allocated a certain value of participation **("Participation Value")** in the PSP, being a designated percentage of their fixed remuneration. This designated percentage is determined based on a combination of each executive's level of responsibility, performance, potential and retention risk. The number of Performance Share Rights to be allocated is then determined based on an assessed value of each Performance Share Right for the purposes of remuneration packaging **("Remuneration Value of a Performance Share Right")** at the commencement of the Performance Period.

The Remuneration Value of a Performance Share Right is determined by the Board based on an accounting valuation performed by Deloitte Touche Tohmatsu. The Remuneration Value of a Performance Share Right will not be equal to the market value of a share at the commencement of the Performance Period as a result of Performance Share Rights being contingent rights to shares in the future. The Remuneration Value of a Performance Share Right at the commencement of a Performance Period is influenced by the Company's share price at the date of grant, volatility of the underlying shares, the risk-free rate of return, expected dividend yield, time to maturity and the likelihood that vesting conditions will be met.

At 1 January 2007, the Remuneration Value of a Performance Share Right was determined as $7.79 per share.

(b) Allocation

If the Performance Criteria are satisfied at the end of the Performance Period, the PSP provides for shares to be "allocated" to the employee and registered in the employee's name subject to disposal restrictions until the employee is entitled to have the disposal restrictions lifted in accordance with the PSP Rules. Shares allocated to the employee under the PSP may be forfeited by the employee but only in limited circumstances such as where the employee acts fraudulently or dishonestly.

(c) On-Market Purchase

The PSP permits the Company, in its discretion, to issue or acquire shares on-market which are then registered in the employee's name or in the name of an agent or trustee on behalf of

the employee prior to the employee becoming entitled to be allocated the shares, i.e. prior to the Performance Criteria being satisfied. The rights of an employee to Unallocated Shares **("Unallocated Shares")** will expire and such Unallocated Shares will be forfeited and sold or allocated to another employee or employees pursuant to the PSP if the Performance Criteria are not satisfied.

(d) The Comparator Group

The Comparator Group comprises 50 ASX listed companies of a similar size, based on the average market capitalisation of the Company for the three months up to 1 January 2007, excluding financial services, property trust/investment and resources companies. If any of the companies in the Comparator Group ceases to exist in its current form for any reason other than its liquidation or if the Directors determine in their discretion that a company should no longer be in the Comparator Group because of an anomaly, distortion or other event that is not directly related to the financial performance of that company, that company will cease to form part of the Comparator Group. The same Comparator Group applies to both the Total Shareholder Return **("TSR")** and Earnings Per Share **("EPS")** growth measures described below. The TSR and EPS growth of all Comparator Group companies and the Company will be ranked at the end of the Performance Period.

(e) Total Shareholder Return Performance Test

Fifty per cent of the shares which are the subject of any allocation will be issued or transferred upon the Company achieving a TSR target over the Performance Period. A vesting scale determines how many shares are allocated. The TSR is the return to Members, calculated by reference to share price appreciation plus dividends expressed as a percentage of the investment. Therefore, the TSR reflects the increase in value delivered to Members over the Performance Period. In summary, the TSR target is the achievement of a TSR ranking above the 50th percentile by the Company against the individual TSRs of the companies comprising the Comparator Group (paragraph (d) above).

In summary:

- none of the 50% of the shares which are the subject of this allocation (such 50% comprising the **"relevant shares"**) will be allocated if the Company's TSR is below the 50.1 percentile;
- at the 50.1 percentile ranking, 45% of the relevant shares will be allocated;
- if the Company's TSR ranking is at or above the 51st percentile, an additional 1% of the relevant shares will be allocated for each percentile increase (on a straight-line basis), up to 50% of the relevant shares at the 55th percentile ranking;
- if the Company's TSR ranking is above the 55th percentile, an additional 2.5% of the relevant shares will be allocated for each percentile increase above the 55th percentile (on a straight-line basis), up to a maximum of 100% of the relevant shares at or above the 75th percentile ranking; and
- this is represented in the table in paragraph (g) on page 10.

(f) Earnings Per Share Performance Test

Fifty per cent of the shares which are the subject of this allocation will be issued or transferred upon the Company achieving an EPS growth target over the Performance Period. A vesting scale determines how many shares are allocated. EPS growth is the percentage increase in fully diluted EPS over the Performance Period. In determining EPS growth, adjustments will be made for the Company and the Comparator Group companies for designated capital management initiatives. EPS growth for Comparator Group companies will be determined based on the last three annual reported results of each company as released by 28 February 2010. In summary, the EPS growth target is the achievement of an EPS ranking above the 50th percentile by the Company against the individual EPS growth recorded by the companies comprising the Comparator Group (paragraph (d) above).

In summary:

- none of the 50% of the shares which are the subject of this allocation (such 50% comprising the **"relevant shares"**) will be allocated if the Company's EPS growth is below the 50.1 percentile;

- at the 50.1 EPS growth percentile ranking; 45% of the relevant shares will be allocated;
- if the Company's EPS growth ranking is at or above the 51st percentile, an additional 1% of the relevant shares will be allocated for each percentile increase (on a straight-line basis), up to 50% of the relevant shares at the 55th percentile ranking;
- if the Company's EPS growth ranking is above the 55th percentile, an additional 2.5% of the relevant shares will be allocated for each percentile increase above the 55th percentile (on a straight-line basis), up to a maximum of 100% of the relevant shares at or above the 75th percentile ranking; and
- this is represented in the table in paragraph (g) below.

(g) TSR and EPS Growth Criteria: Illustrative Table

The link between performance and the percentage of the relevant shares allocated is represented in the following table:

Company Performance (TSR and EPS Growth Percentile Ranking)	% of relevant shares allocated
Up to the 50.1 percentile	0%
At the 50.1 percentile	45%
At the 55th percentile	50%
At the 60th percentile	62.5%
At the 65th percentile	75%
At the 70th percentile	87.5%
At the 75th percentile or above	100%

(h) Cessation of Employment and Change of Control

When an employee participating in the PSP ceases to be employed by the Company, that employee's right to participate in the PSP ceases and all rights lapse unless the Directors determine that as a result of a "qualifying reason" (such as death, total and permanent disability, redundancy or sale of a subsidiary or otherwise), at the discretion of the Directors, shares should be allocated to the employee (or his or her estate) pro-rata to the period of employment served during the Performance Period, irrespective of the Performance Criteria. There is an automatic pro-rating and allocation of shares (irrespective of the Performance Criteria) in the event of a change of control of the Company.

Resolution 7

Approval of Remuneration Report

Section 300A of the *Corporations Act, 2001 (Cth)* requires the disclosure, in a dedicated part of the Directors' Report under the heading of "Remuneration Report", of the remuneration paid to Directors and Senior Executives of a listed company.

The Remuneration Report for the financial year ended 31 December 2006 is set out in the Directors' Report and appears on pages 52 to 70 of the 2006 Annual Report. It is also available on the Company's website, www.aristocratgaming.com. The Remuneration Report sets out, in detail, the Company's policy for determining the remuneration for Directors and Senior Executives.

In accordance with the *Corporations Act, 2001 (Cth)*, this Resolution is advisory only and does not bind the Directors or the Company.

Noting that each Director has a personal interest in his or her own remuneration from the Company as described in the Remuneration Report, the Board of Directors recommends that Members vote in favour of Resolution 7.

ARISTOCRAT





Nevada Regulatory Disclosure

The Nevada Gaming Commission has requested that the following be brought to the attention of shareholders:

Summary of the Nevada Gaming Regulations

The manufacture, sale and distribution of gaming devices and cashless wagering systems for use or play in Nevada and the operation of slot machine routes and inter-casino linked systems are subject to:

i) the Nevada Gaming Control Act and the regulations promulgated thereunder (collectively, the "Nevada Act"); and

ii) various local ordinances and regulations.

Gaming and manufacturing and distribution operations in Nevada are subject to the licensing and regulatory control of the Nevada Gaming Commission ("Nevada Commission"), the Nevada State Gaming Control Board ("Nevada Board") and various other county and city regulatory agencies, collectively referred to as the "Nevada Gaming Authorities."

Nevada Regulatory Disclosure

The laws, regulations and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy which are concerned with, among other things:

i) the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming, manufacturing or distributing activities at any time or in any capacity;

ii) the establishment and maintenance of responsible accounting practices and procedures;

iii) the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable record keeping and requiring the filing of periodic reports with the Nevada Gaming Authorities;

iv) the prevention of cheating and fraudulent practices; and

v) providing a source of state and local revenues through taxation and licensing fees.

Aristocrat Leisure Limited ("the Company") is registered with the Nevada Commission as a publicly traded corporation (a "Registered Corporation") and has been found suitable to directly or indirectly own the stock of four subsidiaries (collectively, the "Operating Subsidiaries"), two that have been licensed as a manufacturer and distributor, one that has been licensed as a manufacturer, distributor and operator of a slot machine route and one that has been licensed as an operator of an inter-casino linked system. A manufacturer's and distributor's license permits the manufacturing, sale and distribution of gaming devices and cashless wagering systems for use or play in Nevada or for distribution outside of Nevada. A license as an operator of a slot machine route permits the placement and operation of gaming devices upon the business premises of other licensees on a participation basis and also permits the operation of inter-casino linked systems consisting of gaming devices only. A license as an operator of an inter-casino linked system permits the operation of a network of electronically interfaced similar games which are located at two or more licensed gaming establishments that are linked to conduct gaming activities, contests or tournaments.

If it were determined that the Nevada Act was violated by the Company or the Operating Subsidiaries, the registration of the Company and the licenses of the Operating Subsidiaries could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, the Company, the Operating Subsidiaries and the persons involved could be subject to substantial fines for each separate violation of the Nevada Act at the discretion of the Nevada Commission.

Any beneficial owner of a Registered Corporation's voting securities (in the case of the Company its ordinary shares), regardless

of the number of voting securities owned, may be required to file an application, be investigated, and have his suitability as a beneficial owner of the Registered Corporation's voting securities determined if the Nevada Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the state of Nevada. The applicant must pay all costs of investigation incurred by the Nevada Gaming Authorities in conducting any such investigation.

The Nevada Act requires any person who acquires a beneficial ownership of more than 5% of a Registered Corporation's voting securities to report the acquisition to the Nevada Commission. The Nevada Act requires that beneficial owners of more than 10% of a Registered Corporation's voting securities apply to the Nevada Commission for a finding of suitability within thirty days after the Chairman of the Nevada Board mails the written notice requiring such filing. Under certain circumstances, an "institutional investor," as defined in the Nevada Act, which acquires the beneficial ownership of more than 10%, but not more than 15%, of a Registered Corporation's voting securities may apply to the Nevada Commission for a waiver of such finding of suitability if such institutional investor holds the voting securities for investment purposes only. The applicant is required to pay all costs of investigation incurred by the Nevada Gaming Authorities.

The Nevada Act provides that any person who fails or refuses to apply for a finding of suitability or a licence within thirty days after being ordered to do so by the Nevada Commission or the Chairman of the Nevada Board, may be found unsuitable. The same restrictions apply to a record holder (in the case of the Company a registered holder) if the record owner, after request, fails to identify the beneficial owner.

Any person found unsuitable and who holds, directly or indirectly, any of the voting securities of a Registered Corporation beyond such period of time as may be prescribed by the Nevada Commission may be guilty of a criminal offence under Nevada law. A Registered Corporation can be sanctioned, including the loss of its approvals if, after it receives notice that a person is unsuitable to be the holder of the voting securities of the Registered Corporation or to have any other relationship with the Registered Corporation, it:

i) pays that person any dividend or interest upon its voting securities,

ii) allows that person to exercise, directly or indirectly, any voting right conferred through securities held by that person,

iii) pays remuneration in any form to that person for services rendered or otherwise, or

iv) fails to pursue all lawful efforts to require such unsuitable person to relinquish his voting securities including, if necessary, the immediate purchase of said voting securities for cash at fair market value.

Nevada Regulatory Disclosure

The Nevada Commission may, in its discretion, require the holder of any debt security of a Registered Corporation to file applications, be investigated and be found suitable to own the debt security of a Registered Corporation. If the Nevada Commission determines that a person is unsuitable to own such security, then pursuant to the Nevada Act, the Registered Corporation can be sanctioned, including the loss of its approvals, if without the prior approval of the Nevada Commission, it:

i) pays to the unsuitable person any dividend, interest, or any distribution whatsoever;

ii) recognizes any voting right by such unsuitable person in connection with such securities;

iii) pays the unsuitable person remuneration in any form; or

iv) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation, or similar transaction.

A Registered Corporation may not make a public offering of its securities without the prior approval of the Nevada Commission if the securities or proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes. On June 21 2001, the Nevada Commission granted the Company prior approval to make public offerings for a period of two years subject to certain conditions ("Shelf Approval"). This approval has been extended and remains in place today. However, the Shelf Approval may be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Chairman of the Nevada Board. The Shelf Approval does not constitute a finding, recommendation or approval by the Nevada Commission or the Nevada Board as to the accuracy or adequacy of the prospectus or the investment merits of the securities offered. Any representation to the contrary is unlawful. An application to renew the Shelf Approval (which can only be issued for a maximum term of two years) is being lodged with the Commission.

Other Regulatory requirements – Other Gaming Authorities throughout the world may require any person who acquires a beneficial ownership of more than 5% of a Registered Corporation's voting securities to report the acquisition to the Gaming Authority and in some cases, apply to the Gaming Authority for a finding of suitability within thirty days of acquiring more than 5% of the Registered Corporation's voting securities. The applicant is subject to the same rules as in Nevada in relation to an unsuitable finding. The applicant is required to pay all costs of investigation incurred by the Gaming Authorities.

A more complete summary of the Nevada Act is available on request from:

The Secretary
Aristocrat Leisure Limited
71 Longueville Road Lane Cove
NSW 2066 Australia

Telephone: +612 9413 6300
Fax: +612 9420 1352

Version 5 - amended March 2007

ARISTOCRAT

ARISTOCRAT LEISURE LIMITED
ACN 002 818 368

Please return your Proxy forms to:
Link Market Services Limited
Level 12, 680 George Street, Sydney NSW 2000
Locked Bag A14, Sydney South NSW 1235 Australia
Telephone: (02) 8280 7138
Facsimile: (02) 9287 0309
ASX Code: ALL
Website: www.linkmarketservices.com.au

You can also lodge your vote on-line at www.linkmarketservices.com.au

APPOINTMENT OF PROXY

If you would like to attend and vote at the Annual General Meeting, please bring this form with you. This will assist in registering your attendance.

I/We being a member(s) of Aristocrat Leisure Limited and entitled to attend and vote hereby appoint

A **the Chairman of the Meeting (mark box)** ☐ **OR** if you are **NOT** appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate (excluding the registered securityholder) you are appointing as your proxy

or failing the person/body corporate named, or if no person/body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of the Company to be held at 10:30am on Tuesday, 1 May 2007, at the Ballroom 1, Star City, Pyrmont, NSW, and at any adjournment of that meeting.

Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using this form an additional form of proxy is available on request from the share registry. Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the meeting. The Chairman of the Meeting intends to vote undirected proxies in favour of all items of business.

B **To direct your proxy how to vote on any resolution please insert** ☒ **in the appropriate box below.**

Resolution	For	Against	Abstain*
Resolution 1 To consider the Financial Reports for period ending 31 December 2006	☐	☐	☐
Resolution 2 To re-elect as a Director, Mr D J Simpson	☐	☐	☐
Resolution 3 To re-elect as a Director, Mrs P Morris	☐	☐	☐
Resolution 4 To re-elect as a Director, Mr S C M Kelly	☐	☐	☐
Resolution 5 Approval of Participation by Mr P N Oneile in the 2007 Long Term Performance Share Plan	☐	☐	☐
Resolution 6 Approval of Participation by Mr S C M Kelly in the 2007 Long Term Performance Share Plan	☐	☐	☐
Resolution 7 Adoption of the Remuneration Report (non-binding resolution)	☐	☐	☐

C ☐

IMPORTANT: FOR ITEMS 5 AND 6 ABOVE
If the Chairman of the Meeting is appointed as your proxy, or may be appointed by default and you do not wish to direct your proxy how to vote as your proxy in respect of Items 5 and 6 above, please place a mark in this box. By marking this box, you acknowledge that the Chairman of the Meeting may exercise your proxy even if he/she has an interest in the outcome of these Items and that votes cast by him/her for these Items, other than as proxyholder, will be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Items 5 and 6 and your votes will not be counted in calculating the required majority if a poll is called on these Items.
The Chairman of the Meeting intends to vote undirected proxies in favour of Items 5 and 6.

* If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

D **SIGNATURE OF SECURITYHOLDERS – THIS MUST BE COMPLETED**

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the securityholder. If a joint holding, either securityholder may sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the *Corporations Act 2001* (Cwlth).

Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).

ALL PRX742

Documents lodged with the Australian Securities Investment Corporation

Tab	Date	Announcement
1	1/16/2007	Form 604 Notice of Change of Interests of Substantial Holder
2	2/15/2007	Form 603 Notice of Initial Substantial Holder
3	2/16/2007	Form 603 Notice of Initial Substantial Holder
4	2/21/2007	Form 484 Change to Company Details
5	3/14/2007	Form 484 Change to Company Details
6	3/14/2007	Form 484 Change to Company Details

FORM 604

Corporations Act 2001
Section 671B

Notice of change of interests of Substantial Holder

To:	Aristocrat Leisure Limited
ACN/ARSN:	002 818 368

1. Details of substantial holder

Name:	Commonwealth Bank of Australia ACN 123 123 124 (CBA), and its subsidiaries

There was a change in the interests of the substantial holder on	16/01/2007
The previous notice was given to the company on	1/09/2006
The previous notice was dated	29/08/2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	46,629,211	9.95%	41,949,436	8.97%

For the securities (if any) listed below see NOTE 1 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	4,990,260	1.07% see note 1 at the end of this form	4,934,190	1.05% see note 1 at the end of this form

For the securities (if any) listed below see NOTE 2 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	0	0.00% see note 2 at the end of this form	0	0.00% see note 2 at the end of this form

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Grand TOTAL Fully paid ordinary shares	51,619,471	11.02%	46,883,626	10.02%

For any enquiries regarding this notice, please contact Carol Ye on 02 9303 6132 or Sally Irawan on 02 9303 6927.

3. Changes in relevant interest

Particulars of each change in, or change in the nature of, a relevant interest of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
See annexure "B" to this notice.					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of shares	Person's votes
Acadian Asset Management (Australia)	Citicorp Nominees Pty Limited		Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	153,177 Fully paid ordinary shares"*" See note 1 on the last page of this form.	153,177
Acadian Asset Management (Australia)	Citigroup Global Market Limited		Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	342,902 Fully paid ordinary shares"*" See note 1 on the last page of this form.	342,902
Avanteos Investments Limited	Avanteos Investments Limited		Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	4,055 Fully paid ordinary shares	4,055
Colonial First State Investment Limited (1)	Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as the responsible entity of a managed investment scheme	36,510,429 Fully paid ordinary shares	36,510,429
Colonial First State Investment Limited (1)	Citigroup Global Market Limited		Power to exercise voting rights pursuant to position held as the responsible entity of a managed investment scheme	10,741 Fully paid ordinary shares	10,741
Colonial First State Investment Limited (2)	BNP Paribas Securities		Power to exercise voting rights pursuant to position held as manager under investment mandate	1,724,916 Fully paid ordinary shares	1,724,916
Colonial First State Investment Limited (2)	Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as manager under investment mandate	1,292,960 Fully paid ordinary shares	1,292,960

Colonial First State Investment Limited (2)	Motor Accident Commission, c/o Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as manager under investment mandate	223,495 Fully paid ordinary shares	223,495
Colonial First State Investment Limited (2)	National Nominees Limited		Power to exercise voting rights pursuant to position held as manager under investment mandate	26,400 Fully paid ordinary shares	26,400
Colonial First State Investment Limited (3)	Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as the responsible entity of a managed investment scheme	4,438,111 Fully paid ordinary shares*** See note 1 on the last page of this form.	4,438,111
Commonwealth Bank Officers Superannuation Corporation Pty Limited ATF Officers' Superannuation Fund	Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as superannuation trustee	992,998 Fully paid ordinary shares	992,998
CommSec Trading Limited	Share Direct Nominees Pty Limited		Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	9 Fully paid ordinary shares	9
The Colonial Mutual Life Assurance Society Limited	Citicorp Nominees Pty Limited		Power to exercise voting rights pursuant to position held as life company holding statutory funds	1,163,433 Fully paid ordinary shares	1,163,433
Grand Total					46,883,626

5. Changes in association

The persons who have become associates(2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of Association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Avanteos Investments Limited	105 Camberwell Road Hawthorn East Vic 3123
Colonial First State Investment Limited (1)	Level 29, 52 Martin Place, Sydney NSW 2000
Colonial First State Investment Limited (2)	Level 29, 52 Martin Place, Sydney NSW 2000
Commonwealth Bank Officers Superannuation Corporation Pty Limited ATF Officers' Superannuation Fund	Level 9, 48 Martin Place, Sydney NSW 2000
CommSec Trading Limited	Level 11, 363 George Street Sydney NSW 2000
The Colonial Mutual Life Assurance Society Limited	Level 7, 48 Martin Place, Sydney NSW 2000
Acadian Asset Management (Australia)	Level 40, 264 George Street Australia Square Sydney NSW 2000
Colonial First State Investment Limited (3)	Level 29, 52 Martin Place, Sydney NSW 2000

7. Signature

NOTE 1--(This note is relevant to section 2 3 4 and 5)

The relevant interests in these securitites are /were held by Colonial First State Investments Limited (CFS) as responsible entity of the specified registered managed investment schemes and relate(d) to holdings in connection with the Colonial First State First Choice product range. Decisions to buy/sell those securities and exercise voting rights in relation to those securities are made by external managers (unrelated to the Commonwealth Bank Group) to whom CFS has outsourced those functions. By instrument dated 29 October 2001 the Australian Securities and Investments Commission has granted certain relief to CFS and its related bodies corporate for these holdings from the provisions of Chapter 6 of the Corporations Act in relation to the acquisition of such securities.

NOTE 2--(This note is relevant to section 2 3 4 and 5)

452 Capital Pty Ltd ("452 Capital") is the investment manager in relation to the securities. Exercise of voting and disposal powers by 452 Capital is subject to any client direction. CMLA has a relevant interest in more than 20% of the shares in 452 Capital by virtue of the Exclusivity Agreement attached as Annexure A and therefore, by virtue of s608(3)(a) has a deemed relevant interest in the securities.

....

John Damien Hatton – Company Secretary

Dated the 19 day of January 2007.

Annexure A

This is the annexure mark A referred to in Form 604, Notice of change of interests of Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 16/01/2007

John Damien Hatton – Company Secretary

SCHEDULE

A.C.N. 004 929 962 Pty Ltd (ACN 4929962)
A.C.N. 007 255 521 Pty Ltd (ACN 7255521)
A.C.N. 080 159 762 Pty Ltd (ACN 80159762)
ACAPM Holdings A Pty Limited (ACN 99726495)
ACAPM Holdings B Pty Limited (ACN 99726486)
ACAPM Pty Limited (ACN 99744297)
Aetna Properties Ltd (ACN 572225)
AFS Life Finance Pty Limited (ACN 85514147)
AGAL Holdings Pty Limited (ACN 96911367)
Antarctic Shipping Pty Ltd (ACN 3622491)
Aquashell Pty Limited (ACN 57036076)
Aquasten Pty Ltd (ACN 6485785)
Armraynald Investments Pty Limited (ACN 68291403)
ASB Bank Limited (398445)
ASB Group Investments Limited (533945)
Australian Bank Limited (ACN 8558601)
Australian Company Number 002 680 471 Pty Limited (ACN 2680471)
Australian Company Number 008 521 579 Pty Limited (ACN 8521579)
Australian TIC Management Pty Limited (ACN 2213952)
Avanteos Investments Limited (ACN 066 862 977)
Bennelong Centre Pty Ltd (ACN 7328949)
Bizserv Pty Ltd (ACN 94234812)
Brookhollow Ave Pty Limited (ACN 81129660)
CAPITAL 121 PTY LIMITED (ACN 3148187)
CB-CLA Limited (ACN 3069458)
CB-CLARI Pty Limited (ACN 1826884)
CB-CLAS Limited (ACN 3177222)
CB-CLFIA Limited (ACN 3123233)
CB-CLHA Limited (ACN 3742747)
CB-CLMM Limited (ACN 6507731)
CB-CLPF Limited (ACN 1657503)
CB-CLPSG Limited (ACN 2585695)
CB-CLRA Pty Limited (ACN 1826893)
CB-CLSA Limited (ACN 3774865)
CBA CORPORATE SERVICES (NSW) PTY LIMITED (72765434)
CBA Corporate Services (VIC) Pty Limited (ACN 72103532)
CBA Indemnity Co. Pty Limited (ACN 72183290)
CBA International Finance Pty Limited (ACN 63487589)
CBA Investments (No 2) Pty Limited (ACN 73093286)
CBA Investments Limited (ACN 835423)
CBA Leasing (No 2) Pty Limited (ACN 64489238)
CBA Rail & Tram Company Pty Limited (ACN 92452625)
CBA Specialised Financing Limited (ACN 8544554)
CBFC Leasing Pty Limited (ACN 8520965)
CBFC Limited (ACN 8519462)
CBFC Properties Pty Limited (ACN 770454)
CC Group Holdings Pty Ltd (ACN 5934083)
CFS Managed Property Limited (ACN 6464428)
Chullora Equity Investment (No 1) Pty Limited (ACN 70676943)
Chullora Equity Investment (No 2) Pty Limited (ACN 70676710)
Chullora Equity Investment (No 3) Pty Limited (ACN 70677431)
CISL (Hazelwood) Pty Limited (ACN 74747185)
CM Somerton Pty Ltd (ACN 5367671)
CMG Asia Limited (ACN)
CMG Asia Pty Ltd (ACN 75668932)
CMG Asia Trustee Company Limited (ACN)
CMG CH China Funds Management Limited (ACN 61146183)
CMG CH China Investments Limited (ACN 61513675)
Collateral Leasing Pty Limited (ACN 2681218)
Colonial AFS Services Pty Ltd (ACN 83514667)
Colonial Agricultural Company Limited (ACN 3963862)
Colonial Asset Finance Pty Ltd (ACN 89354370)
Colonial Asset Management Limited (ACN 64031769)
Colonial Australian Superannuation Ltd (ACN 3244040)
Colonial e.Com Ltd (ACN 3345766)
Colonial Employee Share Plan Pty Ltd (ACN 75669028)
Colonial Finance (Australia) Ltd (ACN 89843041)
Colonial Finance Limited (ACN 67105435)
Colonial Financial Corporation Limited (ACN 29818)
Colonial Financial Management Limited (ACN 7299498)
Colonial First State Fund Services Ltd (ACN 3257001)
Colonial First State Group Limited (ACN 4405556)
Colonial First State Investments Limited (CFSIL) (ACN 2348352)
Colonial First State Private Capital Limited (ACN 2785739)
Colonial First State Private Equity Limited (ACN 2642819)
Colonial First State Property Holdings No 2 Pty Ltd (ACN 511624)
Colonial First State Property Holdings No 3 Pty Ltd (ACN 8100445)
Colonial First State Property Investment Limited (ACN 3466117)
Colonial First State Property Limited (ACN 85313926)
Colonial Holding Company (No 2) Pty Ltd (ACN 75333390)
Colonial Holding Company Pty Ltd (ACN 74706782)
Colonial Insurance Services Pty Ltd (ACN 83157117)
Colonial International Factors Pty Limited (ACN 83082973)
Colonial Investment Services Ltd (ACN 2451970)
Colonial Investments Holding Pty Ltd (ACN 75668987)
Colonial LGA Holdings Limited (ACN 1634439)
Colonial Limited (ACN 74042112)
Colonial Mutual Deposit Services Ltd (ACN 6227809)
Colonial Mutual Funds Limited (ACN 6734514)
Colonial Mutual Property Group Pty Ltd (ACN 7322429)
Colonial Mutual Superannuation Pty Ltd (ACN 6831983)
Colonial Net Limited (ACN 2902712)
Colonial PCA Holdings Pty Ltd (ACN 50535647)
Colonial PCA Properties Ltd (ACN 3354247)
Colonial PCA Services Ltd (ACN 3900187)
Colonial Portfolio Services Limited (ACN 66649241)
Colonial Protection Insurance Pty Limited (ACN 83055967)
Colonial Services Pty Limited (ACN 75733023)
Colonial South Australia Limited (ACN 69065130)
Colonial State Residual (No 1) Pty Ltd (ACN 3909402)
Colonial State Residual (No 2) Pty Ltd (ACN 75733032)
Colonial Statutory Funds Management Limited (ACN 2807221)
Colonial Tasman Pty Ltd (ACN 83840644)
Colonial Trade Services (Hong Kong) Limited (ACN)
Commonwealth Bank Officers Superannuation Corporation Pty Ltd (074519798)
Commonwealth Capital Corporation Limited (ACN 78898432)
Commonwealth Capital Limited (ACN 78898370)
Commonwealth Custodial Services Limited (CCSL) (ACN 485487)
Commonwealth Development Bank of Australia Limited (ACN 74707458)
COMMONWEALTH FINANCIAL PLANNING LIMITED (ACN 3900169)
Commonwealth Fleet Lease Pty Limited (ACN 3429356)
Commonwealth Funds Management Limited (CFM) (ACN 52289442)

Commonwealth Group Pty Limited (ACN 87485078)
Commonwealth Insurance Limited (ACN 67524216)
Commonwealth Investments Pty Limited (ACN 65166305)
Commonwealth Managed Investments Limited (CMIL) (ACN 84098180)
Commonwealth Securities (Japan) Pty Limited (ACN 86971922)
COMMWEALTH INTERNATIONAL HOLDINGS PTY LIMITED (ACN 74025371)
CST Securitisation Management Limited (ACN 80151337)
Emerald Holding Company Limited (ACN 66147528)
Financial Wisdom Limited (ACN 6646108)
First State Investment International Limited (Regd Scot 79063)
FIRST STATE INVESTMENT MANAGERS (ASIA) LIMITED (ACN 54571701)
First State Investments (Hong Kong) Limited (206616)
First State Investments (UK) Limited (Regd Eng/Wales 2294743)
First State Nominees (Hong Kong) Ltd (206615)
FIVE D PROPERTY MANAGEMENT (QLD) PTY LTD (ACN 7301573)
FIVE D PROPERTY MANAGEMENT (VIC) PTY LTD (ACN 7301591)
Fleet Care Services Pty Ltd (ACN 74503530)
Gandel Chambers Pty Ltd (ACN 104 741 102)
GATX Rail (BY-2) Pty Limited (ACN 90495980)
GATX Rail (BY-4) Pty Limited (ACN 90495962)
GATX Rail (SW-2) Pty Limited (ACN 90496030)
GATX Rail (SW-4) Pty Limited (ACN 90496012)
Gold Star Mortgage Management Pty Ltd (ACN 63742049)
Hazelwood Investment Company Pty Limited (ACN 75041360)
HIC Finance Pty Limited (ACN 75495528)
Infravest (No 1) Limited (ACN 60472522)
Investment Co Pty Ltd (ACN 83405627)
Jacques Martin Pty Ltd (ACN 6100830)
Lazarose Pty Ltd (ACN 3816448)
LG Inc. (ACN)
Nimitz Nominees Pty Ltd (ACN 3505959)
Perpetual Stock Pty Limited (ACN 65094886)
Preferred Capital Limited (ACN 101 938 176)
RVG Administration Company Pty Limited (ACN 70835344)
SBN Nominees Pty Ltd (ACN 3501773)
SBV Nominees Limited (ACN 6291854)
Securitisation Custodian Pty Limited (ACN 76980704)
Share Investments Pty Limited (ACN 54210276)
SIF Railway No 2 Pty Limited (ACN 96458758)
SME Equities Limited (ACN 78207780)
South Australian Fleet Lease Arranger Pty Ltd (ACN 73607440)
Sparad (No 26) Pty Limited (ACN 54797965)
Super Partners Pty Limited (ACN 81837961)
The Colonial Mutual Life Assurance Society Ltd (ACN 4021809)
Victorian Fleet Lease Arranger Pty Limited (ACN 77164811)

Commonwealth Insurance Holdings Limited (ACN 88327959)
Commonwealth Investment Services Limited (CISL) (ACN 3049830)
Commonwealth Life Limited (CLL) (ACN 3610008)
Commonwealth Property Pty Limited (ACN 94052436)
COMMSERVE FINANCIAL LTD
Comsec Trading Limited (ACN 3485952)
Darontin Pty Ltd (ACN 7029209)
Fazen Pty Ltd (ACN 3066760)
First State (Hong Kong) LLC (F8489)
First State Investment Management (UK) Limited (Regd Scotland 47708)
First State Investment Services (UK) Limited (Regd England & Wales 3904320)
First State Investments (Singapore) (196900420D)
First State Investments Holdings (Singapore) Limited (Regd 199901706Z)
FIVE D PROPERTY MANAGEMENT (NSW) PTY LTD (ACN 7301582)
FIVE D PROPERTY MANAGEMENT (SA) PTY LTD (ACN 7322438)
FIVE D PROPERTY MANAGEMENT (WA) PTY LTD (ACN 83531579)
Fouron Pty Ltd (ACN 3066840)
GATX Rail (BY-1) Pty Limited (ACN 90495999)
GATX Rail (BY-3) Pty Limited (ACN 90495971)
GATX Rail (SW-1) Pty Limited (ACN 90496058)
GATX Rail (SW-3) Pty Limited (ACN 90496021)
GATX Rail (Victoria) Pty Limited (ACN 90065964)
Goldman Sachs (Asia) L.L.C (ABN 35 717 040 327)
HFV6 PTY LIMITED (ACN 76980740)
Homepath Pty Limited (ACN 81986530)
Infravest (No 2) Limited (ACN 71656865)
Jacques Martin Administration and Consulting Pty Ltd (ACN 6787748)
Keystone Financial Services Ltd (ACN 65021418)
Leaseway Transportation Pty Limited (ACN 78463457)
MMAL Fleet Lease Arranger Pty Ltd (ACN 76409526)
P. and B. Properties Pty Ltd (ACN 9499512)
PFM Holdings Pty Ltd (ACN 3290597)
Retail Investor Pty Limited (ACN 60625194)
S.B.T. Properties Pty Ltd (ACN 9517328)
SBSSW (Delaware) Inc (ACN)
Securitisation Advisory Services Pty Limited (ACN 64133946)
Senbary Pty Limited (ACN 83183242)
SIF Railway No 1 Pty Limited (ACN 96458730)
SME Custodians Pty Ltd (ACN 81924110)
SME Growth Limited (ACN 79678194)
Sparad (No 24) Pty Limited (ACN 57975087)
State Nominees Limited (ACN 677350)
Tactical Global Management Limited (ACN 77796411)
Vanuti Pty Ltd (ACN 3519284)
Wezen Pty Ltd (ACN 3501817)

End of Annexure A

Annexure B

This is the annexure mark B referred to in Form 604, Notice of change of interests of Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 16/01/2007

John Damien Hatton – Company Secretary

Commonwealth Bank Officers Superannuation Corporation Pty Limited ATF Officers' Superannuation Fund

Date	Registered Company	Transaction type	Quantity	Consideration
30 Aug 2006	Citicorp Nominees Pty Limited	SELL	-6171	-75294
05 Sep 2006	Citicorp Nominees Pty Limited	SELL	-2679	-34338
05 Sep 2006	Citicorp Nominees Pty Limited	SELL	-471	-6029
06 Sep 2006	Citicorp Nominees Pty Limited	SELL	-8106	-103533
08 Sep 2006	Citicorp Nominees Pty Limited	SELL	-8117	-103031
12 Sep 2006	Citicorp Nominees Pty Limited	SELL	-3423	-43653
12 Sep 2006	Citicorp Nominees Pty Limited	SELL	-124	-1575
13 Sep 2006	Citicorp Nominees Pty Limited	SELL	-5015	-65128
20 Sep 2006	Citicorp Nominees Pty Limited	SELL	-2332	-31395
22 Sep 2006	Citicorp Nominees Pty Limited	SELL	-9725	-135108
26 Sep 2006	Citicorp Nominees Pty Limited	SELL	-11866	-166783
08 Nov 2006	Citicorp Nominees Pty Limited	BUY	14060	212541
09 Nov 2006	Citicorp Nominees Pty Limited	SELL	-86800	-1286496
10 Nov 2006	Citicorp Nominees Pty Limited	BUY	12117	180752
10 Nov 2006	Citicorp Nominees Pty Limited	SELL	-2000	-29708
14 Nov 2006	Citicorp Nominees Pty Limited	BUY	20417	307337
15 Nov 2006	Citicorp Nominees Pty Limited	BUY	3715	56392
17 Nov 2006	Citicorp Nominees Pty Limited	BUY	2289	34610
21 Nov 2006	Citicorp Nominees Pty Limited	BUY	5736	86646
22 Nov 2006	Citicorp Nominees Pty Limited	BUY	13299	202021
23 Nov 2006	Citicorp Nominees Pty Limited	BUY	9300	141174
23 Nov 2006	Citicorp Nominees Pty Limited	SELL	-9300	-141174
23 Nov 2006	Citicorp Nominees Pty Limited	SELL	-9300	-142660
24 Nov 2006	Citicorp Nominees Pty Limited	BUY	7892	122336
28 Nov 2006	Citicorp Nominees Pty Limited	BUY	11389	174733
29 Nov 2006	Citicorp Nominees Pty Limited	BUY	10752	164872
12 Dec 2006	Citicorp Nominees Pty Limited	BUY	4877	78138
13 Dec 2006	Citicorp Nominees Pty Limited	BUY	7456	120844
14 Dec 2006	Citicorp Nominees Pty Limited	SELL	-46000	-745545
20 Dec 2006	Citicorp Nominees Pty Limited	BUY	5234	83141
28 Dec 2006	Citicorp Nominees Pty Limited	BUY	4272	68557
03 Jan 2007	Citicorp Nominees Pty Limited	BUY	7036	114418
05 Jan 2007	Citicorp Nominees Pty Limited	BUY	653	10663
05 Jan 2007	Citicorp Nominees Pty Limited	BUY	5083	83302
09 Jan 2007	Citicorp Nominees Pty Limited	BUY	3745	60136
10 Jan 2007	Citicorp Nominees Pty Limited	BUY	21535	346179
12 Jan 2007	Citicorp Nominees Pty Limited	BUY	7807	128677
16 Jan 2007	Citicorp Nominees Pty Limited	BUY	2250	38152
Total			**-30515**	**-295829**
Entity Total			**-30515**	**-295829**

The Colonial Mutual Life Assurance Society Limited

Date	Registered Company	Transaction type	Quantity	Consideration
04 Sep 2006	Citicorp Nominees Pty Limited	SELL	-9330	-117263
12 Sep 2006	Citicorp Nominees Pty Limited	BUY	109155	1403664

20 Sep 2006	Citicorp Nominees Pty Limited	BUY	900	12176
20 Sep 2006	Citicorp Nominees Pty Limited	SELL	-5670	-76530
25 Sep 2006	Citicorp Nominees Pty Limited	BUY	26920	381487
26 Sep 2006	Citicorp Nominees Pty Limited	BUY	10621	149900
16 Oct 2006	Citicorp Nominees Pty Limited	SELL	-21364	-294988
16 Oct 2006	Citicorp Nominees Pty Limited	SELL	-2088	-28785
18 Oct 2006	Citicorp Nominees Pty Limited	SELL	-856	-11800
24 Oct 2006	Citicorp Nominees Pty Limited	SELL	-23000	-319700
03 Nov 2006	Citicorp Nominees Pty Limited	SELL	-20490	-303785
06 Nov 2006	Citicorp Nominees Pty Limited	SELL	-10136	-150399
08 Nov 2006	Citicorp Nominees Pty Limited	BUY	21798	329261
09 Nov 2006	Citicorp Nominees Pty Limited	SELL	-6534	-96966
13 Nov 2006	Citicorp Nominees Pty Limited	SELL	-550	-8215
04 Dec 2006	Citicorp Nominees Pty Limited	SELL	-15038	-232688
05 Dec 2006	Citicorp Nominees Pty Limited	SELL	-8846	-143217
11 Dec 2006	Citicorp Nominees Pty Limited	SELL	-30862	-487451
20 Dec 2006	Citicorp Nominees Pty Limited	SELL	-82270	-1302796
15 Jan 2007	Citicorp Nominees Pty Limited	SELL	-1100	-18440
Total			**-68740**	**-1316535**

Entity Total			**-68740**	**-1316535**

Colonial First State Investment Limited (2)

Date	Registered Company	Transaction type	Quantity	Consideration
30 Aug 2006	BNP Paribas Securities	BUY	7315	89506
27 Sep 2006	BNP Paribas Securities	SELL	-12880	-181400
27 Sep 2006	BNP Paribas Securities	SELL	-3220	-45388
05 Oct 2006	BNP Paribas Securities	SELL	-18612	-259900
06 Oct 2006	BNP Paribas Securities	SELL	-21059	-294117
10 Oct 2006	BNP Paribas Securities	SELL	-7969	-111280
10 Oct 2006	BNP Paribas Securities	SELL	-3130	-43708
11 Oct 2006	BNP Paribas Securities	SELL	-135	-1885
13 Oct 2006	BNP Paribas Securities	SELL	-19921	-278179
01 Nov 2006	BNP Paribas Securities	SELL	-8416	-120041
01 Nov 2006	BNP Paribas Securities	SELL	-5692	-80599
02 Nov 2006	BNP Paribas Securities	SELL	-4269	-61660
03 Nov 2006	BNP Paribas Securities	SELL	-4268	-63330
16 Nov 2006	BNP Paribas Securities	SELL	-4761	-72253
16 Nov 2006	BNP Paribas Securities	SELL	-3528	-53666
07 Dec 2006	BNP Paribas Securities	SELL	-11953	-190945
07 Dec 2006	BNP Paribas Securities	SELL	-2391	-38204
08 Dec 2006	BNP Paribas Securities	SELL	-8045	-127795
11 Dec 2006	BNP Paribas Securities	SELL	-1255	-19821
12 Dec 2006	BNP Paribas Securities	SELL	-5558	-88645
12 Dec 2006	BNP Paribas Securities	SELL	-2900	-46281
13 Dec 2006	BNP Paribas Securities	SELL	-2742	-44192
15 Dec 2006	BNP Paribas Securities	SELL	-11899	-193312
15 Dec 2006	BNP Paribas Securities	SELL	-4462	-72989
18 Dec 2006	BNP Paribas Securities	SELL	-26739	-428595
18 Dec 2006	BNP Paribas Securities	SELL	-1485	-23803
19 Dec 2006	BNP Paribas Securities	SELL	-2634	-42144
Total			**-192608**	**-2894626**

Date	Registered Company	Transaction type	Quantity	Consideration
30 Aug 2006	Citicorp Nominees Pty Limited	BUY	164	2007
04 Sep 2006	Citicorp Nominees Pty Limited	BUY	65000	821510
12 Sep 2006	Citicorp Nominees Pty Limited	BUY	74707	960685
13 Sep 2006	Citicorp Nominees Pty Limited	BUY	3902	50911

21 Sep 2006	Citicorp Nominees Pty Limited	BUY	29668	404162
26 Sep 2006	Citicorp Nominees Pty Limited	BUY	862	12166
27 Sep 2006	Citicorp Nominees Pty Limited	SELL	-240	-3380
27 Sep 2006	Citicorp Nominees Pty Limited	SELL	-60	-846
05 Oct 2006	Citicorp Nominees Pty Limited	SELL	-435	-6075
06 Oct 2006	Citicorp Nominees Pty Limited	SELL	-492	-6872
10 Oct 2006	Citicorp Nominees Pty Limited	SELL	-186	-2597
10 Oct 2006	Citicorp Nominees Pty Limited	SELL	-73	-1019
11 Oct 2006	Citicorp Nominees Pty Limited	SELL	-3	-42
13 Oct 2006	Citicorp Nominees Pty Limited	SELL	-466	-6508
20 Oct 2006	Citicorp Nominees Pty Limited	BUY	16000	219141
23 Oct 2006	Citicorp Nominees Pty Limited	BUY	1560	21450
23 Oct 2006	Citicorp Nominees Pty Limited	BUY	109000	1502934
31 Oct 2006	Citicorp Nominees Pty Limited	SELL	-2200	-30500
01 Nov 2006	Citicorp Nominees Pty Limited	SELL	-197	-2810
01 Nov 2006	Citicorp Nominees Pty Limited	SELL	-133	-1883
02 Nov 2006	Citicorp Nominees Pty Limited	SELL	-101	-1459
03 Nov 2006	Citicorp Nominees Pty Limited	SELL	-100	-1484
06 Nov 2006	Citicorp Nominees Pty Limited	SELL	-53372	-792574
08 Nov 2006	Citicorp Nominees Pty Limited	BUY	12901	194871
16 Nov 2006	Citicorp Nominees Pty Limited	SELL	-9924	-150208
16 Nov 2006	Citicorp Nominees Pty Limited	SELL	-119	-1806
16 Nov 2006	Citicorp Nominees Pty Limited	SELL	-88	-1339
23 Nov 2006	Citicorp Nominees Pty Limited	SELL	-7000	-107109
23 Nov 2006	Citicorp Nominees Pty Limited	SELL	-993	-15225
29 Nov 2006	Citicorp Nominees Pty Limited	SELL	-9005	-137623
07 Dec 2006	Citicorp Nominees Pty Limited	SELL	-287	-4585
07 Dec 2006	Citicorp Nominees Pty Limited	SELL	-57	-911
08 Dec 2006	Citicorp Nominees Pty Limited	SELL	-519	-8245
11 Dec 2006	Citicorp Nominees Pty Limited	SELL	-52301	-826069
11 Dec 2006	Citicorp Nominees Pty Limited	SELL	-81	-1279
12 Dec 2006	Citicorp Nominees Pty Limited	SELL	-1139	-18194
12 Dec 2006	Citicorp Nominees Pty Limited	SELL	-99	-1579
12 Dec 2006	Citicorp Nominees Pty Limited	SELL	-52	-830
13 Dec 2006	Citicorp Nominees Pty Limited	SELL	-49	-790
15 Dec 2006	Citicorp Nominees Pty Limited	SELL	-292	-4744
15 Dec 2006	Citicorp Nominees Pty Limited	SELL	-110	-1799
18 Dec 2006	Citicorp Nominees Pty Limited	SELL	-657	-10532
18 Dec 2006	Citicorp Nominees Pty Limited	SELL	-37	-593
19 Dec 2006	Citicorp Nominees Pty Limited	SELL	-300	-4779
19 Dec 2006	Citicorp Nominees Pty Limited	SELL	-65	-1040
28 Dec 2006	Citicorp Nominees Pty Limited	SELL	-15596	-249583
Total			**156936**	**1782926**

Date	Registered Company	Transaction type	Quantity	Consideration
30 Aug 2006	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	BUY	508	6215
12 Sep 2006	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	BUY	14474	186115
13 Sep 2006	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	BUY	490	6393
21 Sep 2006	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	BUY	5933	80819
26 Sep 2006	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	BUY	189	2667
27 Sep 2006	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-1040	-14648
27 Sep 2006	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-260	-3665
05 Oct 2006	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-791	-11046

06 Oct 2006	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-895	-12501
10 Oct 2006	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-339	-4734
10 Oct 2006	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-133	-1857
11 Oct 2006	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-6	-84
13 Oct 2006	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-847	-11828
23 Oct 2006	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	BUY	840	11550
01 Nov 2006	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-358	-5107
01 Nov 2006	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-242	-3427
02 Nov 2006	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-182	-2629
03 Nov 2006	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-181	-2686
08 Nov 2006	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	BUY	2085	31492
16 Nov 2006	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-1792	-27125
16 Nov 2006	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-261	-3961
16 Nov 2006	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-193	-2936
20 Nov 2006	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	BUY	5208	79341
29 Nov 2006	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-1474	-22528
07 Dec 2006	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-650	-10384
07 Dec 2006	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-130	-2077
11 Dec 2006	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-10514	-166074
12 Dec 2006	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-149	-2377
12 Dec 2006	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-78	-1245
13 Dec 2006	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-73	-1177
15 Dec 2006	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-732	-11893
15 Dec 2006	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-274	-4482
18 Dec 2006	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-1644	-26353
18 Dec 2006	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-91	-1459
19 Dec 2006	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-162	-2592
28 Dec 2006	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-3067	-49084
12 Jan 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-20342	-334345
12 Jan 2007	Motor Accident Commission, c/o Citicorp Nominees Pty Limited	SELL	-18500	-303352
Total			-35673	-643064

Date	Registered Company	Transaction type	Quantity	Consideration
28 Sep 2006	National Nominees Limited	SELL	-1300	-18315
17 Nov 2006	National Nominees Limited	SELL	-2400	-36431

11 Dec 2006	National Nominees Limited	SELL	-1200	-18953
Total			**-4900**	**-73699**
Entity Total			**-76245**	**-1828463**

Colonial First State Investment Limited (3)

Date	Registered Company	Transaction type	Quantity	Consideration
30 Aug 2006	Citicorp Nominees Pty Limited	BUY	645	7934
30 Aug 2006	Citicorp Nominees Pty Limited	BUY	17900	219130
31 Aug 2006	Citicorp Nominees Pty Limited	SELL	-16076	-209934
31 Aug 2006	Citicorp Nominees Pty Limited	SELL	-9186	-119494
31 Aug 2006	Citicorp Nominees Pty Limited	SELL	-2297	-29250
01 Sep 2006	Citicorp Nominees Pty Limited	BUY	384	4866
01 Sep 2006	Citicorp Nominees Pty Limited	BUY	12653	161053
01 Sep 2006	Citicorp Nominees Pty Limited	BUY	70858	901911
04 Sep 2006	Citicorp Nominees Pty Limited	BUY	7853	99201
04 Sep 2006	Citicorp Nominees Pty Limited	BUY	44120	557337
05 Sep 2006	Citicorp Nominees Pty Limited	BUY	321	4150
05 Sep 2006	Citicorp Nominees Pty Limited	SELL	-836	-10715
05 Sep 2006	Citicorp Nominees Pty Limited	SELL	-147	-1882
07 Sep 2006	Citicorp Nominees Pty Limited	BUY	3520	45171
07 Sep 2006	Citicorp Nominees Pty Limited	BUY	19410	249085
07 Sep 2006	Citicorp Nominees Pty Limited	BUY	75371	965453
08 Sep 2006	Citicorp Nominees Pty Limited	BUY	6046	76963
08 Sep 2006	Citicorp Nominees Pty Limited	BUY	20072	255570
08 Sep 2006	Citicorp Nominees Pty Limited	BUY	32657	415712
08 Sep 2006	Citicorp Nominees Pty Limited	SELL	-1334	-16933
11 Sep 2006	Citicorp Nominees Pty Limited	SELL	-9024	-114613
12 Sep 2006	Citicorp Nominees Pty Limited	SELL	-653	-8328
12 Sep 2006	Citicorp Nominees Pty Limited	SELL	-23	-292
13 Sep 2006	Citicorp Nominees Pty Limited	BUY	41400	540108
13 Sep 2006	Citicorp Nominees Pty Limited	SELL	-9161	-118526
14 Sep 2006	Citicorp Nominees Pty Limited	BUY	11865	154553
14 Sep 2006	Citicorp Nominees Pty Limited	SELL	-16214	-210327
15 Sep 2006	Citicorp Nominees Pty Limited	SELL	-7837	-101672
15 Sep 2006	Citicorp Nominees Pty Limited	SELL	-6955	-90230
15 Sep 2006	Citicorp Nominees Pty Limited	SELL	-3925	-50862
18 Sep 2006	Citicorp Nominees Pty Limited	SELL	-9286	-120587
18 Sep 2006	Citicorp Nominees Pty Limited	SELL	-4643	-60235
19 Sep 2006	Citicorp Nominees Pty Limited	SELL	-7539	-99741
21 Sep 2006	Citicorp Nominees Pty Limited	SELL	-2799	-38080
22 Sep 2006	Citicorp Nominees Pty Limited	SELL	-5035	-69866
22 Sep 2006	Citicorp Nominees Pty Limited	SELL	-1078	-14977
25 Sep 2006	Citicorp Nominees Pty Limited	SELL	-3694	-52081
26 Sep 2006	Citicorp Nominees Pty Limited	BUY	23690	332512
26 Sep 2006	Citicorp Nominees Pty Limited	SELL	-7926	-112398
26 Sep 2006	Citicorp Nominees Pty Limited	SELL	-890	-12509
27 Sep 2006	Citicorp Nominees Pty Limited	BUY	45806	648316
27 Sep 2006	Citicorp Nominees Pty Limited	SELL	-4896	-68973
28 Sep 2006	Citicorp Nominees Pty Limited	BUY	12000	169200
28 Sep 2006	Citicorp Nominees Pty Limited	SELL	-1773	-25013
03 Oct 2006	Citicorp Nominees Pty Limited	SELL	-5518	-76105
04 Oct 2006	Citicorp Nominees Pty Limited	SELL	-4140	-57130
06 Oct 2006	Citicorp Nominees Pty Limited	BUY	14600	204916
10 Oct 2006	Citicorp Nominees Pty Limited	BUY	1000	13993
10 Oct 2006	Citicorp Nominees Pty Limited	SELL	-2014	-28066
11 Oct 2006	Citicorp Nominees Pty Limited	BUY	2300	31993
11 Oct 2006	Citicorp Nominees Pty Limited	SELL	-6699	-92645

12 Oct 2006	Citicorp Nominees Pty Limited	BUY	7400	101448
13 Oct 2006	Citicorp Nominees Pty Limited	BUY	2600	36342
13 Oct 2006	Citicorp Nominees Pty Limited	SELL	-4462	-62306
16 Oct 2006	Citicorp Nominees Pty Limited	BUY	3000	41571
20 Oct 2006	Citicorp Nominees Pty Limited	SELL	-7616	-103959
24 Oct 2006	Citicorp Nominees Pty Limited	BUY	6270	87164
24 Oct 2006	Citicorp Nominees Pty Limited	BUY	28887	401579
24 Oct 2006	Citicorp Nominees Pty Limited	SELL	-1500	-20786
25 Oct 2006	Citicorp Nominees Pty Limited	SELL	-7300	-100877
26 Oct 2006	Citicorp Nominees Pty Limited	BUY	16451	228725
26 Oct 2006	Citicorp Nominees Pty Limited	SELL	-3800	-52690
26 Oct 2006	Citicorp Nominees Pty Limited	SELL	-1908	-26573
26 Oct 2006	Citicorp Nominees Pty Limited	SELL	-1600	-22245
27 Oct 2006	Citicorp Nominees Pty Limited	BUY	1269	17421
27 Oct 2006	Citicorp Nominees Pty Limited	BUY	12168	167420
30 Oct 2006	Citicorp Nominees Pty Limited	SELL	-7500	-103496
30 Oct 2006	Citicorp Nominees Pty Limited	SELL	-378	-5145
02 Nov 2006	Citicorp Nominees Pty Limited	SELL	-2414	-34851
03 Nov 2006	Citicorp Nominees Pty Limited	BUY	933	13677
03 Nov 2006	Citicorp Nominees Pty Limited	BUY	2547	37784
03 Nov 2006	Citicorp Nominees Pty Limited	BUY	12525	186289
03 Nov 2006	Citicorp Nominees Pty Limited	SELL	-45437	-673841
06 Nov 2006	Citicorp Nominees Pty Limited	BUY	603	8973
06 Nov 2006	Citicorp Nominees Pty Limited	SELL	-28389	-421239
07 Nov 2006	Citicorp Nominees Pty Limited	BUY	1830	27238
07 Nov 2006	Citicorp Nominees Pty Limited	SELL	-18437	-273780
08 Nov 2006	Citicorp Nominees Pty Limited	BUY	2675	40437
08 Nov 2006	Citicorp Nominees Pty Limited	SELL	-47375	-712052
09 Nov 2006	Citicorp Nominees Pty Limited	BUY	7007	104298
10 Nov 2006	Citicorp Nominees Pty Limited	BUY	1591	23733
10 Nov 2006	Citicorp Nominees Pty Limited	BUY	5320	79183
13 Nov 2006	Citicorp Nominees Pty Limited	BUY	1938	28847
14 Nov 2006	Citicorp Nominees Pty Limited	BUY	2179	32751
14 Nov 2006	Citicorp Nominees Pty Limited	BUY	6436	96881
14 Nov 2006	Citicorp Nominees Pty Limited	BUY	6930	104326
14 Nov 2006	Citicorp Nominees Pty Limited	SELL	-13783	-206610
14 Nov 2006	Citicorp Nominees Pty Limited	SELL	-5276	-79212
14 Nov 2006	Citicorp Nominees Pty Limited	SELL	-4595	-68784
15 Nov 2006	Citicorp Nominees Pty Limited	SELL	-32763	-500263
16 Nov 2006	Citicorp Nominees Pty Limited	SELL	-8967	-135055
20 Nov 2006	Citicorp Nominees Pty Limited	SELL	-11041	-168319
21 Nov 2006	Citicorp Nominees Pty Limited	SELL	-3947	-59379
23 Nov 2006	Citicorp Nominees Pty Limited	SELL	-5088	-77840
24 Nov 2006	Citicorp Nominees Pty Limited	BUY	2012	31188
24 Nov 2006	Citicorp Nominees Pty Limited	SELL	-333	-5153
27 Nov 2006	Citicorp Nominees Pty Limited	SELL	-4735	-73242
27 Nov 2006	Citicorp Nominees Pty Limited	SELL	-284	-4396
28 Nov 2006	Citicorp Nominees Pty Limited	BUY	2181	33462
28 Nov 2006	Citicorp Nominees Pty Limited	BUY	36600	560732
29 Nov 2006	Citicorp Nominees Pty Limited	SELL	-96173	-1467868
30 Nov 2006	Citicorp Nominees Pty Limited	SELL	-30281	-467515
30 Nov 2006	Citicorp Nominees Pty Limited	SELL	-30038	-465204
30 Nov 2006	Citicorp Nominees Pty Limited	SELL	-5244	-80963
01 Dec 2006	Citicorp Nominees Pty Limited	SELL	-53043	-821880
01 Dec 2006	Citicorp Nominees Pty Limited	SELL	-1122	-17385
04 Dec 2006	Citicorp Nominees Pty Limited	SELL	-16254	-251745
05 Dec 2006	Citicorp Nominees Pty Limited	SELL	-47301	-752815
05 Dec 2006	Citicorp Nominees Pty Limited	SELL	-37672	-599084
05 Dec 2006	Citicorp Nominees Pty Limited	SELL	-4977	-79147
06 Dec 2006	Citicorp Nominees Pty Limited	SELL	-18924	-303296

07 Dec 2006	Citicorp Nominees Pty Limited	SELL	-21889	-347582
07 Dec 2006	Citicorp Nominees Pty Limited	SELL	-4350	-69544
07 Dec 2006	Citicorp Nominees Pty Limited	SELL	-3858	-61262
07 Dec 2006	Citicorp Nominees Pty Limited	SELL	-600	-9566
08 Dec 2006	Citicorp Nominees Pty Limited	SELL	-22686	-360695
08 Dec 2006	Citicorp Nominees Pty Limited	SELL	-3998	-63566
08 Dec 2006	Citicorp Nominees Pty Limited	SELL	-2370	-37600
11 Dec 2006	Citicorp Nominees Pty Limited	SELL	-23595	-372698
11 Dec 2006	Citicorp Nominees Pty Limited	SELL	-4159	-65694
11 Dec 2006	Citicorp Nominees Pty Limited	SELL	-40	-634
11 Dec 2006	Citicorp Nominees Pty Limited	SELL	-7	-111
12 Dec 2006	Citicorp Nominees Pty Limited	BUY	2000	31990
12 Dec 2006	Citicorp Nominees Pty Limited	BUY	2146	34383
12 Dec 2006	Citicorp Nominees Pty Limited	BUY	7850	125843
12 Dec 2006	Citicorp Nominees Pty Limited	BUY	22000	352717
12 Dec 2006	Citicorp Nominees Pty Limited	SELL	-9930	-158404
12 Dec 2006	Citicorp Nominees Pty Limited	SELL	-9417	-150395
12 Dec 2006	Citicorp Nominees Pty Limited	SELL	-7744	-123477
12 Dec 2006	Citicorp Nominees Pty Limited	SELL	-7063	-112759
12 Dec 2006	Citicorp Nominees Pty Limited	SELL	-7063	-112776
12 Dec 2006	Citicorp Nominees Pty Limited	SELL	-4878	-77805
12 Dec 2006	Citicorp Nominees Pty Limited	SELL	-3823	-60994
12 Dec 2006	Citicorp Nominees Pty Limited	SELL	-1750	-27916
12 Dec 2006	Citicorp Nominees Pty Limited	SELL	-942	-15041
12 Dec 2006	Citicorp Nominees Pty Limited	SELL	-674	-10753
13 Dec 2006	Citicorp Nominees Pty Limited	BUY	16889	273216
13 Dec 2006	Citicorp Nominees Pty Limited	SELL	-19948	-321908
13 Dec 2006	Citicorp Nominees Pty Limited	SELL	-10284	-165837
14 Dec 2006	Citicorp Nominees Pty Limited	SELL	-7684	-124819
15 Dec 2006	Citicorp Nominees Pty Limited	SELL	-607	-9880
19 Dec 2006	Citicorp Nominees Pty Limited	BUY	2500	39441
28 Dec 2006	Citicorp Nominees Pty Limited	BUY	17000	271952
02 Jan 2007	Citicorp Nominees Pty Limited	BUY	1000	16100
02 Jan 2007	Citicorp Nominees Pty Limited	SELL	-3686	-59487
03 Jan 2007	Citicorp Nominees Pty Limited	BUY	1420	23092
03 Jan 2007	Citicorp Nominees Pty Limited	SELL	-6758	-109390
03 Jan 2007	Citicorp Nominees Pty Limited	SELL	-5793	-93720
03 Jan 2007	Citicorp Nominees Pty Limited	SELL	-4827	-78256
03 Jan 2007	Citicorp Nominees Pty Limited	SELL	-1931	-31411
04 Jan 2007	Citicorp Nominees Pty Limited	SELL	-4829	-78792
05 Jan 2007	Citicorp Nominees Pty Limited	BUY	300	4893
05 Jan 2007	Citicorp Nominees Pty Limited	SELL	-8820	-144376
05 Jan 2007	Citicorp Nominees Pty Limited	SELL	-4992	-81261
08 Jan 2007	Citicorp Nominees Pty Limited	SELL	-4283	-67570
08 Jan 2007	Citicorp Nominees Pty Limited	SELL	-1845	-29613
10 Jan 2007	Citicorp Nominees Pty Limited	BUY	76400	1225151
11 Jan 2007	Citicorp Nominees Pty Limited	SELL	-12468	-202812
11 Jan 2007	Citicorp Nominees Pty Limited	SELL	-4838	-78125
12 Jan 2007	Citicorp Nominees Pty Limited	BUY	6000	98760
12 Jan 2007	Citicorp Nominees Pty Limited	BUY	6293	103723
16 Jan 2007	Citicorp Nominees Pty Limited	SELL	-19584	-330555
16 Jan 2007	Citicorp Nominees Pty Limited	SELL	-600	-10126
Total			**-228547**	**-4415812**
Entity Total			**-228547**	**-4415812**

Colonial First State Investment Limited (1)

Date	Registered Company	Transaction type	Quantity	Consideration

30 Aug 2006	Citicorp Nominees Pty Limited	BUY	1082	13284
30 Aug 2006	Citicorp Nominees Pty Limited	BUY	1560	19051
30 Aug 2006	Citicorp Nominees Pty Limited	BUY	2359	28865
30 Aug 2006	Citicorp Nominees Pty Limited	BUY	10405	127748
30 Aug 2006	Citicorp Nominees Pty Limited	BUY	17000	207607
30 Aug 2006	Citicorp Nominees Pty Limited	BUY	25411	310928
30 Aug 2006	Citicorp Nominees Pty Limited	BUY	25440	316728
30 Aug 2006	Citicorp Nominees Pty Limited	BUY	33579	410872
30 Aug 2006	Citicorp Nominees Pty Limited	BUY	35536	436296
30 Aug 2006	Citicorp Nominees Pty Limited	BUY	50277	615188
30 Aug 2006	Citicorp Nominees Pty Limited	BUY	64816	795784
30 Aug 2006	Citicorp Nominees Pty Limited	SELL	-15560	-193722
30 Aug 2006	Citicorp Nominees Pty Limited	SELL	-9880	-123006
01 Sep 2006	Citicorp Nominees Pty Limited	BUY	1892	24033
01 Sep 2006	Citicorp Nominees Pty Limited	BUY	6411	81436
01 Sep 2006	Citicorp Nominees Pty Limited	BUY	22483	285590
01 Sep 2006	Citicorp Nominees Pty Limited	BUY	33526	425863
12 Sep 2006	Citicorp Nominees Pty Limited	BUY	37214	478549
12 Sep 2006	Citicorp Nominees Pty Limited	BUY	122019	1569087
13 Sep 2006	Citicorp Nominees Pty Limited	BUY	41	535
13 Sep 2006	Citicorp Nominees Pty Limited	BUY	10383	135471
18 Sep 2006	Citicorp Nominees Pty Limited	SELL	-7634	-98928
20 Sep 2006	Citicorp Nominees Pty Limited	BUY	3229	43750
20 Sep 2006	Citicorp Nominees Pty Limited	BUY	5670	76530
20 Sep 2006	Citicorp Nominees Pty Limited	BUY	8647	117160
20 Sep 2006	Citicorp Nominees Pty Limited	BUY	30017	406707
20 Sep 2006	Citicorp Nominees Pty Limited	BUY	47422	642532
21 Sep 2006	Citicorp Nominees Pty Limited	BUY	46316	630954
25 Sep 2006	Citicorp Nominees Pty Limited	BUY	6918	98036
25 Sep 2006	Citicorp Nominees Pty Limited	BUY	11355	160913
25 Sep 2006	Citicorp Nominees Pty Limited	SELL	-60000	-846070
26 Sep 2006	Citicorp Nominees Pty Limited	BUY	1612	22751
26 Sep 2006	Citicorp Nominees Pty Limited	SELL	-11351	-158755
26 Sep 2006	Citicorp Nominees Pty Limited	SELL	-7300	-102098
27 Sep 2006	Citicorp Nominees Pty Limited	SELL	-85360	-1202195
27 Sep 2006	Citicorp Nominees Pty Limited	SELL	-56560	-796581
27 Sep 2006	Citicorp Nominees Pty Limited	SELL	-50000	-704725
27 Sep 2006	Citicorp Nominees Pty Limited	SELL	-40240	-566733
27 Sep 2006	Citicorp Nominees Pty Limited	SELL	-21340	-300804
27 Sep 2006	Citicorp Nominees Pty Limited	SELL	-19452	-274129
27 Sep 2006	Citicorp Nominees Pty Limited	SELL	-14140	-199314
27 Sep 2006	Citicorp Nominees Pty Limited	SELL	-11361	-160106
27 Sep 2006	Citicorp Nominees Pty Limited	SELL	-10060	-141804
27 Sep 2006	Citicorp Nominees Pty Limited	SELL	-3680	-51828
27 Sep 2006	Citicorp Nominees Pty Limited	SELL	-920	-12968
05 Oct 2006	Citicorp Nominees Pty Limited	SELL	-138451	-1933347
05 Oct 2006	Citicorp Nominees Pty Limited	SELL	-98893	-1380954
05 Oct 2006	Citicorp Nominees Pty Limited	SELL	-80000	-1123354
05 Oct 2006	Citicorp Nominees Pty Limited	SELL	-64577	-901761
05 Oct 2006	Citicorp Nominees Pty Limited	SELL	-5241	-73186
06 Oct 2006	Citicorp Nominees Pty Limited	SELL	-156657	-2187922
06 Oct 2006	Citicorp Nominees Pty Limited	SELL	-111897	-1562789
06 Oct 2006	Citicorp Nominees Pty Limited	SELL	-73069	-1020505
06 Oct 2006	Citicorp Nominees Pty Limited	SELL	-5931	-82834
09 Oct 2006	Citicorp Nominees Pty Limited	BUY	10000	139243
10 Oct 2006	Citicorp Nominees Pty Limited	SELL	-59275	-827724
10 Oct 2006	Citicorp Nominees Pty Limited	SELL	-42340	-591241
10 Oct 2006	Citicorp Nominees Pty Limited	SELL	-27647	-386066
10 Oct 2006	Citicorp Nominees Pty Limited	SELL	-23287	-325183
10 Oct 2006	Citicorp Nominees Pty Limited	SELL	-16633	-232265

10 Oct 2006	Citicorp Nominees Pty Limited	SELL	-10862	-151678
10 Oct 2006	Citicorp Nominees Pty Limited	SELL	-2244	-31336
10 Oct 2006	Citicorp Nominees Pty Limited	SELL	-882	-12316
11 Oct 2006	Citicorp Nominees Pty Limited	SELL	-1007	-14062
11 Oct 2006	Citicorp Nominees Pty Limited	SELL	-719	-10040
11 Oct 2006	Citicorp Nominees Pty Limited	SELL	-470	-6563
11 Oct 2006	Citicorp Nominees Pty Limited	SELL	-38	-531
12 Oct 2006	Citicorp Nominees Pty Limited	SELL	-12064	-164989
13 Oct 2006	Citicorp Nominees Pty Limited	SELL	-148188	-2069316
13 Oct 2006	Citicorp Nominees Pty Limited	SELL	-105849	-1478089
13 Oct 2006	Citicorp Nominees Pty Limited	SELL	-69119	-965186
13 Oct 2006	Citicorp Nominees Pty Limited	SELL	-50000	-696710
13 Oct 2006	Citicorp Nominees Pty Limited	SELL	-5610	-78339
17 Oct 2006	Citicorp Nominees Pty Limited	SELL	-12490	-173361
18 Oct 2006	Citicorp Nominees Pty Limited	SELL	-17948	-247989
18 Oct 2006	Citicorp Nominees Pty Limited	SELL	-8500	-117334
19 Oct 2006	Citicorp Nominees Pty Limited	SELL	-11052	-150309
20 Oct 2006	Citicorp Nominees Pty Limited	SELL	-16000	-219139
20 Oct 2006	Citicorp Nominees Pty Limited	SELL	-13000	-176208
23 Oct 2006	Citicorp Nominees Pty Limited	SELL	-2400	-33000
31 Oct 2006	Citicorp Nominees Pty Limited	BUY	94494	1316927
01 Nov 2006	Citicorp Nominees Pty Limited	BUY	17657	250363
01 Nov 2006	Citicorp Nominees Pty Limited	BUY	100000	1416000
01 Nov 2006	Citicorp Nominees Pty Limited	SELL	-62607	-892992
01 Nov 2006	Citicorp Nominees Pty Limited	SELL	-44720	-637862
01 Nov 2006	Citicorp Nominees Pty Limited	SELL	-42338	-599506
01 Nov 2006	Citicorp Nominees Pty Limited	SELL	-30243	-428241
01 Nov 2006	Citicorp Nominees Pty Limited	SELL	-29202	-416521
01 Nov 2006	Citicorp Nominees Pty Limited	SELL	-19749	-279646
01 Nov 2006	Citicorp Nominees Pty Limited	SELL	-2370	-33804
01 Nov 2006	Citicorp Nominees Pty Limited	SELL	-1603	-22698
02 Nov 2006	Citicorp Nominees Pty Limited	SELL	-31753	-458627
02 Nov 2006	Citicorp Nominees Pty Limited	SELL	-22682	-327610
02 Nov 2006	Citicorp Nominees Pty Limited	SELL	-14811	-213924
02 Nov 2006	Citicorp Nominees Pty Limited	SELL	-1202	-17361
03 Nov 2006	Citicorp Nominees Pty Limited	SELL	-36000	-534178
03 Nov 2006	Citicorp Nominees Pty Limited	SELL	-31756	-471204
03 Nov 2006	Citicorp Nominees Pty Limited	SELL	-22682	-336562
03 Nov 2006	Citicorp Nominees Pty Limited	SELL	-14811	-219770
03 Nov 2006	Citicorp Nominees Pty Limited	SELL	-8480	-125725
03 Nov 2006	Citicorp Nominees Pty Limited	SELL	-1202	-17836
06 Nov 2006	Citicorp Nominees Pty Limited	SELL	-40000	-593372
07 Nov 2006	Citicorp Nominees Pty Limited	SELL	-42680	-635188
08 Nov 2006	Citicorp Nominees Pty Limited	BUY	18025	272270
08 Nov 2006	Citicorp Nominees Pty Limited	BUY	22657	342236
09 Nov 2006	Citicorp Nominees Pty Limited	SELL	-5906	-87647
13 Nov 2006	Citicorp Nominees Pty Limited	SELL	-3620	-53996
16 Nov 2006	Citicorp Nominees Pty Limited	SELL	-25467	-386487
16 Nov 2006	Citicorp Nominees Pty Limited	SELL	-18869	-287026
16 Nov 2006	Citicorp Nominees Pty Limited	SELL	-18191	-276067
16 Nov 2006	Citicorp Nominees Pty Limited	SELL	-15277	-231230
16 Nov 2006	Citicorp Nominees Pty Limited	SELL	-13659	-207289
16 Nov 2006	Citicorp Nominees Pty Limited	SELL	-13478	-205021
16 Nov 2006	Citicorp Nominees Pty Limited	SELL	-10120	-153941
16 Nov 2006	Citicorp Nominees Pty Limited	SELL	-1542	-23401
16 Nov 2006	Citicorp Nominees Pty Limited	SELL	-1143	-17387
20 Nov 2006	Citicorp Nominees Pty Limited	BUY	40994	624562
21 Nov 2006	Citicorp Nominees Pty Limited	SELL	-2919	-43914
22 Nov 2006	Citicorp Nominees Pty Limited	SELL	-13338	-202071
22 Nov 2006	Citicorp Nominees Pty Limited	SELL	-11722	-177588

23 Nov 2006	Citicorp Nominees Pty Limited	SELL	-45909	-702128
23 Nov 2006	Citicorp Nominees Pty Limited	SELL	-4091	-62595
23 Nov 2006	Citicorp Nominees Pty Limited	SELL	-129	-1978
28 Nov 2006	Citicorp Nominees Pty Limited	SELL	-120000	-1832337
29 Nov 2006	Citicorp Nominees Pty Limited	SELL	-40000	-610232
29 Nov 2006	Citicorp Nominees Pty Limited	SELL	-3967	-60627
30 Nov 2006	Citicorp Nominees Pty Limited	SELL	-27182	-420808
30 Nov 2006	Citicorp Nominees Pty Limited	SELL	-22726	-351824
30 Nov 2006	Citicorp Nominees Pty Limited	SELL	-9856	-152524
30 Nov 2006	Citicorp Nominees Pty Limited	SELL	-5599	-86679
30 Nov 2006	Citicorp Nominees Pty Limited	SELL	-4589	-71043
30 Nov 2006	Citicorp Nominees Pty Limited	SELL	-224	-3477
30 Nov 2006	Citicorp Nominees Pty Limited	SELL	-99	-1537
01 Dec 2006	Citicorp Nominees Pty Limited	SELL	-67896	-1050050
01 Dec 2006	Citicorp Nominees Pty Limited	SELL	-42692	-660256
01 Dec 2006	Citicorp Nominees Pty Limited	SELL	-12609	-195005
01 Dec 2006	Citicorp Nominees Pty Limited	SELL	-5434	-84040
04 Dec 2006	Citicorp Nominees Pty Limited	SELL	-71527	-1108397
04 Dec 2006	Citicorp Nominees Pty Limited	SELL	-45374	-703125
04 Dec 2006	Citicorp Nominees Pty Limited	SELL	-13365	-207107
04 Dec 2006	Citicorp Nominees Pty Limited	SELL	-5777	-89522
05 Dec 2006	Citicorp Nominees Pty Limited	SELL	-32622	-521418
05 Dec 2006	Citicorp Nominees Pty Limited	SELL	-20876	-333674
05 Dec 2006	Citicorp Nominees Pty Limited	SELL	-8592	-139104
05 Dec 2006	Citicorp Nominees Pty Limited	SELL	-6134	-98044
05 Dec 2006	Citicorp Nominees Pty Limited	SELL	-2875	-45953
06 Dec 2006	Citicorp Nominees Pty Limited	SELL	-60000	-960688
07 Dec 2006	Citicorp Nominees Pty Limited	SELL	-71743	-1146070
07 Dec 2006	Citicorp Nominees Pty Limited	SELL	-49248	-786720
07 Dec 2006	Citicorp Nominees Pty Limited	SELL	-37677	-601877
07 Dec 2006	Citicorp Nominees Pty Limited	SELL	-14347	-229239
07 Dec 2006	Citicorp Nominees Pty Limited	SELL	-9850	-157385
07 Dec 2006	Citicorp Nominees Pty Limited	SELL	-7536	-120411
07 Dec 2006	Citicorp Nominees Pty Limited	SELL	-3442	-54985
07 Dec 2006	Citicorp Nominees Pty Limited	SELL	-689	-11009
08 Dec 2006	Citicorp Nominees Pty Limited	SELL	-41518	-659513
08 Dec 2006	Citicorp Nominees Pty Limited	SELL	-22923	-364132
08 Dec 2006	Citicorp Nominees Pty Limited	SELL	-11332	-180009
08 Dec 2006	Citicorp Nominees Pty Limited	SELL	-2163	-34359
11 Dec 2006	Citicorp Nominees Pty Limited	SELL	-83396	-1317200
11 Dec 2006	Citicorp Nominees Pty Limited	SELL	-80637	-1273623
11 Dec 2006	Citicorp Nominees Pty Limited	SELL	-67383	-1064282
11 Dec 2006	Citicorp Nominees Pty Limited	SELL	-51122	-807448
11 Dec 2006	Citicorp Nominees Pty Limited	SELL	-6482	-102376
11 Dec 2006	Citicorp Nominees Pty Limited	SELL	-3577	-56495
11 Dec 2006	Citicorp Nominees Pty Limited	SELL	-1768	-27923
11 Dec 2006	Citicorp Nominees Pty Limited	SELL	-337	-5323
12 Dec 2006	Citicorp Nominees Pty Limited	SELL	-110164	-1757019
12 Dec 2006	Citicorp Nominees Pty Limited	SELL	-100000	-1599000
12 Dec 2006	Citicorp Nominees Pty Limited	SELL	-57476	-917265
12 Dec 2006	Citicorp Nominees Pty Limited	SELL	-54089	-862672
12 Dec 2006	Citicorp Nominees Pty Limited	SELL	-29670	-473211
12 Dec 2006	Citicorp Nominees Pty Limited	SELL	-28221	-450382
12 Dec 2006	Citicorp Nominees Pty Limited	SELL	-26797	-427389
12 Dec 2006	Citicorp Nominees Pty Limited	SELL	-15480	-247047
12 Dec 2006	Citicorp Nominees Pty Limited	SELL	-13981	-223124
12 Dec 2006	Citicorp Nominees Pty Limited	SELL	-3474	-55407
12 Dec 2006	Citicorp Nominees Pty Limited	SELL	-1812	-28918
12 Dec 2006	Citicorp Nominees Pty Limited	SELL	-1021	-16309
12 Dec 2006	Citicorp Nominees Pty Limited	SELL	-894	-14280

12 Dec 2006	Citicorp Nominees Pty Limited	SELL	-658	-10511
12 Dec 2006	Citicorp Nominees Pty Limited	SELL	-97	-1549
13 Dec 2006	Citicorp Nominees Pty Limited	SELL	-54360	-876104
13 Dec 2006	Citicorp Nominees Pty Limited	SELL	-26690	-430155
13 Dec 2006	Citicorp Nominees Pty Limited	SELL	-14850	-239333
13 Dec 2006	Citicorp Nominees Pty Limited	SELL	-13222	-213095
13 Dec 2006	Citicorp Nominees Pty Limited	SELL	-1714	-27624
14 Dec 2006	Citicorp Nominees Pty Limited	BUY	975	16068
14 Dec 2006	Citicorp Nominees Pty Limited	SELL	-40000	-651135
14 Dec 2006	Citicorp Nominees Pty Limited	SELL	-975	-16068
15 Dec 2006	Citicorp Nominees Pty Limited	BUY	26370	425876
15 Dec 2006	Citicorp Nominees Pty Limited	SELL	-75589	-1228024
15 Dec 2006	Citicorp Nominees Pty Limited	SELL	-51206	-831896
15 Dec 2006	Citicorp Nominees Pty Limited	SELL	-35039	-569246
15 Dec 2006	Citicorp Nominees Pty Limited	SELL	-28346	-463683
15 Dec 2006	Citicorp Nominees Pty Limited	SELL	-22000	-357413
15 Dec 2006	Citicorp Nominees Pty Limited	SELL	-19202	-314106
15 Dec 2006	Citicorp Nominees Pty Limited	SELL	-13140	-214944
15 Dec 2006	Citicorp Nominees Pty Limited	SELL	-8250	-134953
15 Dec 2006	Citicorp Nominees Pty Limited	SELL	-3243	-52686
15 Dec 2006	Citicorp Nominees Pty Limited	SELL	-1216	-19891
18 Dec 2006	Citicorp Nominees Pty Limited	SELL	-169866	-2722752
18 Dec 2006	Citicorp Nominees Pty Limited	SELL	-115068	-1844404
18 Dec 2006	Citicorp Nominees Pty Limited	SELL	-78739	-1262093
18 Dec 2006	Citicorp Nominees Pty Limited	SELL	-77792	-1246922
18 Dec 2006	Citicorp Nominees Pty Limited	SELL	-29045	-465511
18 Dec 2006	Citicorp Nominees Pty Limited	SELL	-18871	-302450
18 Dec 2006	Citicorp Nominees Pty Limited	SELL	-9429	-151137
18 Dec 2006	Citicorp Nominees Pty Limited	SELL	-7287	-116802
18 Dec 2006	Citicorp Nominees Pty Limited	SELL	-6389	-102409
18 Dec 2006	Citicorp Nominees Pty Limited	SELL	-5432	-87060
18 Dec 2006	Citicorp Nominees Pty Limited	SELL	-4372	-70078
18 Dec 2006	Citicorp Nominees Pty Limited	SELL	-2291	-36718
18 Dec 2006	Citicorp Nominees Pty Limited	SELL	-405	-6492
19 Dec 2006	Citicorp Nominees Pty Limited	BUY	300	4779
19 Dec 2006	Citicorp Nominees Pty Limited	SELL	-34573	-550181
19 Dec 2006	Citicorp Nominees Pty Limited	SELL	-21779	-346583
19 Dec 2006	Citicorp Nominees Pty Limited	SELL	-16731	-267696
19 Dec 2006	Citicorp Nominees Pty Limited	SELL	-11334	-181344
19 Dec 2006	Citicorp Nominees Pty Limited	SELL	-10600	-169600
19 Dec 2006	Citicorp Nominees Pty Limited	SELL	-7756	-124096
19 Dec 2006	Citicorp Nominees Pty Limited	SELL	-6445	-102563
19 Dec 2006	Citicorp Nominees Pty Limited	SELL	-2936	-46722
19 Dec 2006	Citicorp Nominees Pty Limited	SELL	-718	-11488
20 Dec 2006	Citicorp Nominees Pty Limited	SELL	-238	-3769
21 Dec 2006	Citicorp Nominees Pty Limited	BUY	35000	547604
27 Dec 2006	Citicorp Nominees Pty Limited	SELL	-9848	-156207
28 Dec 2006	Citicorp Nominees Pty Limited	SELL	-32334	-517441
28 Dec 2006	Citicorp Nominees Pty Limited	SELL	-6606	-105584
02 Jan 2007	Citicorp Nominees Pty Limited	SELL	-5000	-80643
03 Jan 2007	Citicorp Nominees Pty Limited	SELL	-25000	-404760
04 Jan 2007	Citicorp Nominees Pty Limited	SELL	-97406	-1584436
04 Jan 2007	Citicorp Nominees Pty Limited	SELL	-28354	-461215
04 Jan 2007	Citicorp Nominees Pty Limited	SELL	-22176	-360722
05 Jan 2007	Citicorp Nominees Pty Limited	SELL	-20000	-325987
05 Jan 2007	Citicorp Nominees Pty Limited	SELL	-13586	-221489
05 Jan 2007	Citicorp Nominees Pty Limited	SELL	-3983	-64934
05 Jan 2007	Citicorp Nominees Pty Limited	SELL	-2800	-45638
08 Jan 2007	Citicorp Nominees Pty Limited	BUY	35000	552613
10 Jan 2007	Citicorp Nominees Pty Limited	SELL	-52989	-850419

11 Jan 2007	Citicorp Nominees Pty Limited	SELL	-15012	-242266
16 Jan 2007	Citicorp Nominees Pty Limited	SELL	-30538	-514596
Total			**-4513146**	**-70018492**

Date	**Registered Company**	**Transaction type**	**Quantity**	**Consideration**
18 Oct 2006	Citigroup Global Market Limited	BUY	8500	117334
19 Oct 2006	Citigroup Global Market Limited	BUY	2360	32058
08 Nov 2006	Citigroup Global Market Limited	SELL	-119	-1803
Total			**10741**	**147589**
Entity Total			**-4502405**	**-69870903**

Avanteos Investments Limited

Date	**Registered Company**	**Transaction type**	**Quantity**	**Consideration**
22 Sep 2006	Avanteos Investments Limited	SELL	-870	-11858
16 Jan 2007	Avanteos Investments Limited	SELL	-1000	-12990
Total			**-1870**	**-24848**
Entity Total			**-1870**	**-24848**

Acadian Asset Management (Australia)

Date	**Registered Company**	**Transaction type**	**Quantity**	**Consideration**
13 Sep 2006	Citicorp Nominees Pty Limited	SELL	-132080	-1718223
13 Nov 2006	Citicorp Nominees Pty Limited	BUY	40888	612698
28 Nov 2006	Citicorp Nominees Pty Limited	BUY	100760	1547767
Total			**9568**	**442242**

Date	**Registered Company**	**Transaction type**	**Quantity**	**Consideration**
04 Sep 2006	Citigroup Global Market Limited	SELL	-77219	-972329
23 Nov 2006	Citigroup Global Market Limited	BUY	153224	2352819
04 Jan 2007	Citigroup Global Market Limited	BUY	86904	1420183
Total			**162909**	**2800673**
Entity Total			**172477**	**3242915**

Grand Total			**-4735845**	**-74509484**

End of Annexure B

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To **Aristocrat Leisure Limited (ALL)**
ACN/ARSN **002 818 368**

1. Details of substantial holder

Name **Barclays Global Investors Australia Limited** on behalf of the Barclays Group (**"BGI"**)
ABN **33 001 804 566** (Barclays Global Investors Australia Limited)

The holder became a substantial holder on 13 February 2007.

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder an associate had a relevant interest on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Person's votes	Voting power
Ordinary	23,428,593	23,428,593	5.01%

3. Details of relevant interests

The nature of the relevant interest the substantial holder had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
BGI	Fund Manager – see Annexure A	Ordinary 23,428,593

4. Details of present registered holders

The persons registered as holder of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Class and number of securities
BGI	JP Morgan & other custodians – see Annexure A	Ordinary 23,428,593

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration Cash/Non-cash	Class and number of securities
BGI	Past 4 months	Average price $115.36	Ordinary 23,428,593

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	Level 1, 111 Harrington Street, Sydney NSW 2000

Signature

Company Secretary
Barclays Global Investors Australia

15 February 2007
Date

This is "Annexure A" of 1 page referred to in Form 603 Notice of initial substantial holder

Relevant interest in Aristocrat Leisure Limited ("ALL") held by members of the Barclays Group.

The list of Barclays entities and their respective holdings are as follows:

ASX CODE	STOCK NAME	HOLDING	%	COMPANY
ALL	Aristocrat Leisure Ltd	344,210	0.07	Barclays Global Investors Japan Trust & Banking
ALL	Aristocrat Leisure Ltd	214,411	0.05	Barclays Global Investors Japan Ltd
ALL	Aristocrat Leisure Ltd	1,062,433	0.23	Barclays Global Investors Ltd
ALL	Aristocrat Leisure Ltd	2,075,736	0.44	Barclays Global Investors Ltd
ALL	Aristocrat Leisure Ltd	135,600	0.03	Barclays Life Assurance Co Ltd
ALL	Aristocrat Leisure Ltd	3,997,989	0.85	Barclays Global Investors, N.A.
ALL	Aristocrat Leisure Ltd	2,525,905	0.54	Barclays Global Fund Advisors
ALL	Aristocrat Leisure Ltd	888,122	0.19	Barclays Capital Securities Ltd
ALL	Aristocrat Leisure Ltd	27,180	0.01	Barclays Global Investors Canada Ltd
ALL	Aristocrat Leisure Ltd	12,157,007	2.60	Barclays Global Investors Australia Ltd
		23,428,593	**5.01**	

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in ALL as custodian and for which the Barclays Group are either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or
- the investment manager of Portfolios held for a number of institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993.*

The holding of shares in ALL was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

The members of the Barclays Group and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in ALL.

Each investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to the members of the Barclays Group.

______________________ 15 February 2007

Company Secretary Date

Barclays Global Investors Australia

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

Amended

To Aristocrat Leisure Limited (ALL)
ACN/ARSN 002 818 368

1. Details of substantial holder

Name **Barclays Global Investors Australia Limited** on behalf of the Barclays Group (**"BGI"**)
ABN **33 001 804 566** (Barclays Global Investors Australia Limited)

The holder became a substantial holder on 13 February 2007.

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder an associate had a relevant interest on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Person's votes	Voting power
Ordinary	23,428,593	23,428,593	5.01%

3. Details of relevant interests

The nature of the relevant interest the substantial holder had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
BGI	Fund Manager – see Annexure A	Ordinary 23,428,593

4. Details of present registered holders

The persons registered as holder of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Class and number of securities
BGI	JP Morgan & other custodians – see Annexure A	Ordinary 23,428,593

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration Cash/Non-cash	Class and number of securities
BGI	Past 4 months	Average price $15.36	Ordinary 23,428,593

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	Level 1, 111 Harrington Street, Sydney NSW 2000

Signature

Company Secretary
Barclays Global Investors Australia

16 February 2007
Date

This is "Annexure A" of 1 page referred to in Form 603 Notice of initial substantial holder

Relevant interest in Aristocrat Leisure Limited ("ALL") held by members of the Barclays Group.

The list of Barclays entities and their respective holdings are as follows:

ASX CODE	STOCK NAME	HOLDING	%	COMPANY
ALL	Aristocrat Leisure Ltd	344,210	0.07	Barclays Global Investors Japan Trust & Banking
ALL	Aristocrat Leisure Ltd	214,411	0.05	Barclays Global Investors Japan Ltd
ALL	Aristocrat Leisure Ltd	1,062,433	0.23	Barclays Global Investors Ltd
ALL	Aristocrat Leisure Ltd	2,075,736	0.44	Barclays Global Investors Ltd
ALL	Aristocrat Leisure Ltd	135,600	0.03	Barclays Life Assurance Co Ltd
ALL	Aristocrat Leisure Ltd	3,997,989	0.85	Barclays Global Investors, N.A.
ALL	Aristocrat Leisure Ltd	2,525,905	0.54	Barclays Global Fund Advisors
ALL	Aristocrat Leisure Ltd	888,122	0.19	Barclays Capital Securities Ltd
ALL	Aristocrat Leisure Ltd	27,180	0.01	Barclays Global Investors Canada Ltd
ALL	Aristocrat Leisure Ltd	12,157,007	2.60	Barclays Global Investors Australia Ltd
		23,428,593	**5.01**	

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in ALL as custodian and for which the Barclays Group are either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or
- the investment manager of Portfolios held for a number of institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993.*

The holding of shares in ALL was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

The members of the Barclays Group and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in ALL.

Each investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to the members of the Barclays Group.

____________________________ 16 February 2007

Company Secretary Date

Barclays Global Investors Australia

ARISTOCRAT

21 February 2007

Australian Securities & Investments Commission
P O Box 4000
GIPPSLAND MAIL CENTRE VIC 3841

Dear Sir or Madam

ARISTOCRAT LEISURE LIMITED – FORM 484

We **enclose** a completed Form 484 Section B2 only in regard to the above company. The form notifies the appointment of Simon Kelly as an additional Director to the Company.

Could you please provide us with **written confirmation** that you have received the enclosed form.

Yours faithfully
ARISTOCRAT LEISURE LTD

Mani Phompida
Assistant Company Secretary
Ph: 9413 6738
Fax: 9420 1352
Email: phompida@ali.com.au

Australian Securities &
Investments Commission

OFFICE USE ONLY: 1F

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

All mandatory fields will be identified with an *.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name *
ARISTOCRAT LEISURE LIMITED

ACN/ABN *
002 818 368

Corporate key *
95820400

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
MANI PHOMPIDA

ASIC registered agent number (if applicable)

Telephone number
02 9413 6738

Postal address
P O BOX 808
LANE COVE NSW 1595

Total number of pages including this cover sheet
3

Please provide an estimate of the time taken to complete this form.
hrs 10 mins

Signature

This form must be signed by a current officeholder of the company.

This form must be **SIGNED** and **DATED** by a current officeholder after it is **PRINTED**

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name *
JOHN CARR-GREGG

Capacity *
☐ Director
☑ Company secretary

Signature

Date signed
21/2/07 (dd/mm/yyyy)

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email Click here to send ASIC an email.
Web www.asic.gov.au

Change Notification Page

Please notify the changes you wish to make by selecting at least one of the tick boxes available below. Your tickbox selections will generate the appropriate section(s) which will appear after this page.

- A1 ☐ Change of address
- A2 ☐ Change a name for officeholder or members
- A3 ☐ Change of ultimate holding company details
- B1 ☐ Cease an officeholder
- B2 ☑ Appoint an officeholder
- B3 ☐ Change to special purpose company status

Click on the button below if you need assistance in making your selection

Form 484 Guide

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC of changes to the shares and/or members register, select the appropriate tickbox below.

Please wait until the table displays showing the appropriate sections that you should complete.

- C ☐ **Issue of shares**
- C ☐ **Cancellation of shares**
- C ☐ **Transfer of shares**
- C ☐ **Changes to amounts paid**
- C ☐ **Changes to beneficial ownership**

B2 Appoint company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officeholder
Select one or more boxes

- [x] Director
- [ ] Secretary
- [ ] Alternate director

Date of appointment

Date of appointment *
20/02/2007 (dd/mm/yyyy)

Name

The name of the appointed officeholder is (provide full given names, not initials)

Family name *	Given names *
KELLY	SIMON COLUMB MARK

Date of birth *
07/02/1964 (dd/mm/yyyy)

Place of birth (town/city)	(state/country)
HASTINGS	UNITED KINGDOM

Former name
eg change by deed poll or marriage

Their previous name was (provide full given names, not initials)

Family name	Given names

Residential address

The residential address of the appointed officeholder is

Street number and Street name *
16 BULLECOURT AVENUE

Suburb/City *	State/Territory
MOSMAN	NSW

Postcode	Country (if not Australia)
2088	

Australian Securities &
Investments Commission

OFFICE USE ONLY: 1F

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

All mandatory fields will be identified with an *.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name *
ARISTOCRAT LEISURE LIMITED

ACN/ABN *
002 818 368

Corporate key *
52025368

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
MANI PHOMPIDA

ASIC registered agent number (if applicable)

Telephone number
02 9413 6738

Postal address
P O BOX 808
LANE COVE NSW 1595

Total number of pages including this cover sheet
3

Please provide an estimate of the time taken to complete this form.
hrs 10 mins

Signature

This form must be signed by a current officeholder of the company.

This form must be **SIGNED** and **DATED** by a current officeholder after it is **PRINTED**

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name *
JOHN CARR-GREGG

Capacity *
☐ Director
☑ Company secretary

Signature
[signature]

Date signed
14.3.07 (dd/mm/yyyy)

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email Click here to send ASIC an email
Web www.asic.gov.au

Change Notification Page

Please notify the changes you wish to make by selecting at least one of the tick boxes available below. Your tickbox selections will generate the appropriate section(s) which will appear after this page.

- A1 ☐ Change of address
- A2 ☐ Change a name for officeholder or members
- A3 ☐ Change of ultimate holding company details
- B1 ☐ Cease an officeholder
- B2 ☐ Appoint an officeholder
- B3 ☐ Change to special purpose company status

Click on the button below if you need assistance in making your selection

Form 484 Guide

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC of changes to the shares and/or members register, select the appropriate tickbox below.
Please wait until the table displays showing the appropriate sections that you should complete.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
C ☐ **Issue of shares**				
C ☑ **Cancellation of shares**				
☐ Proprietary company				
☑ Public company				
☐ If in response to the Annual company statement				
☑ If not in response to the Annual company statement	✔	Not required	Not required	Not required

- C ☐ **Transfer of shares**
- C ☐ **Changes to amounts paid**
- C ☐ **Changes to beneficial ownership**

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

- ☐ Redeemable preference shares – **S.254J**
- ☐ Capital reduction – **S.256A – S.256E**
- ☑ Share buy-back – **ss.257H(3)**
  - ☐ Minimum holding buy-back by listed company
  - ☑ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place.
- ☐ Forfeited shares – **S.258D**
- ☐ Shares returned to a public company – **ss.258E(2) & (3)**
- ☐ Other

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	181855	$2,865,617.53

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

08/03/2007 (dd/mm/yyyy)

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

- ☐ Yes
- ☑ No

14 March 2007

Australian Securities & Investments Commission
P O Box 4000
GIPPSLAND MAIL CENTRE VIC 3841

Dear Sir or Madam

ARISTOCRAT LEISURE LTD – FORM 484 SECTION C - CANCELLATION OF SHARES

We **enclose** Form 484 dated 14 March 2007 for processing.

Could you please provide a written receipt that you have received this document.

Yours faithfully
ARISTOCRAT LEISURE LTD

Mani Phompida
Assistant Company Secretary / Legal Counsel
Ph: 9413 6738
Fax: 9420 1352
Email: phompida@ali.com.au

Australian Securities & Investments Commission

OFFICE USE ONLY: 1F

Form 484

Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

All mandatory fields will be identified with an *.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name *
ARISTOCRAT LEISURE LIMITED

ACN/ABN *
002 818 368

Corporate key *
52025368

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
MANI PHOMPIDA

ASIC registered agent number (if applicable)

Telephone number
02 9413 6738

Postal address
P O BOX 808
LANE COVE NSW 1595

Total number of pages including this cover sheet
3

Please provide an estimate of the time taken to complete this form.
hrs 10 mins

Signature

This form must be signed by a current officeholder of the company.

This form must be **SIGNED** and **DATED** by a current officeholder after it is **PRINTED**

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name *
JOHN CARR-GREGG

Capacity *
☐ Director
☑ Company secretary

Signature

Date signed
14.3.07 (dd/mm/yyyy)

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email Click here to send ASIC an email.
Web www.asic.gov.au

Change Notification Page

Please notify the changes you wish to make by selecting at least one of the tick boxes available below. Your tickbox selections will generate the appropriate section(s) which will appear after this page.

- A1 ☐ Change of address
- A2 ☐ Change a name for officeholder or members
- A3 ☐ Change of ultimate holding company details
- B1 ☐ Cease an officeholder
- B2 ☐ Appoint an officeholder
- B3 ☐ Change to special purpose company status

Click on the button below if you need assistance in making your selection

Form 484 Guide

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC of changes to the shares and/or members register, select the appropriate tickbox below.
Please wait until the table displays showing the appropriate sections that you should complete.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
C ☐ **Issue of shares**				
C ☑ **Cancellation of shares**				
☐ Proprietary company				
☑ Public company				
☐ if in response to the Annual company statement				
☑ if not in response to the Annual company statement	✔	Not required	Not required	Not required

C ☐ **Transfer of shares**

C ☐ **Changes to amounts paid**

C ☐ **Changes to beneficial ownership**

Once you have made all your selections, scroll down to complete the required sections

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

- ☐ Redeemable preference shares – **S.254J**
- ☐ Capital reduction – **S.256A – S.256E**
- ☑ Share buy-back – **ss.257H(3)**
  - ☐ Minimum holding buy-back by listed company
  - ☑ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place.
- ☐ Forfeited shares – **S.258D**
- ☐ Shares returned to a public company – **ss.258E(2) & (3)**
- ☐ Other

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	181855	$2,865,617.53

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

08/03/2007 (dd/mm/yyyy)

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

- ☐ Yes
- ☑ No

END